    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 15, 2000


                                                      REGISTRATION NO. 333-42316
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                               AMENDMENT NO. 3 TO


                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                               MEDIA METRIX, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                             7389                            11-3374729
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL               (IRS EMPLOYER
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                            ------------------------

                               MEDIA METRIX, INC.
                250 PARK AVENUE SOUTH, NEW YORK, NEW YORK 10003
                                 (212) 515-8700
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                            GAIL A. BALCERZAK, ESQ.
                         GENERAL COUNSEL AND SECRETARY
                               MEDIA METRIX, INC.
                             250 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10003
                                 (212) 515-8700
          (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

        AVIVA DIAMANT, ESQ.                  ALAN N. SHAPIRO, ESQ.                  ERIC SIMONSON, ESQ.
  FRIED, FRANK, HARRIS, SHRIVER &               GENERAL COUNSEL               BROBECK, PHLEGER & HARRISON LLP
              JACOBSON                    JUPITER COMMUNICATIONS, INC.           1633 BROADWAY, 47TH FLOOR
         ONE NEW YORK PLAZA                       627 BROADWAY                    NEW YORK, NEW YORK 10019
      NEW YORK, NEW YORK 10004              NEW YORK, NEW YORK 10012                   (212) 581-1600
           (212) 859-8000                        (212) 780-6060

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this registration statement.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       [MEDIA METRIX LOGO]
                                                   [JUPITER COMMUNICATIONS LOGO]


                                                                 August 15, 2000


Dear Stockholder:

     The board of directors of Media Metrix, Inc. and the board of directors of Jupiter Communications, Inc. each has unanimously approved a merger between Media Metrix and Jupiter. If we complete the merger, Jupiter will become a wholly owned subsidiary of Media Metrix. Jupiter stockholders will receive 0.946 of a share of Media Metrix common stock for each share of Jupiter common stock they own, and Media Metrix will be renamed Jupiter Media Metrix, Inc. Immediately after the merger, Jupiter stockholders will own approximately 45%, and Media Metrix stockholders will own approximately 55%, of Jupiter Media Metrix.


     On August 14, 2000, the last trading day before the date of the accompanying joint proxy statement/prospectus, Media Metrix common stock, which trades on the Nasdaq National Market under the symbol "MMXI," closed at $26.688 and Jupiter common stock, which trades on the Nasdaq National Market under the symbol "JPTR," closed at $25.125.


     We have each scheduled a special meeting of our stockholders to vote on various proposals relating to the merger. Stockholders of Media Metrix must vote, first, to approve an amendment to Media Metrix' charter to authorize enough shares of common stock to issue in the merger and, second, to approve the issuance of those shares in the merger, and the stockholders of Jupiter must vote in favor of adopting the merger agreement. We cannot complete the merger unless the stockholders of both companies vote in favor of these proposals. Media Metrix is also asking its stockholders to approve changing its name to Jupiter Media Metrix, Inc. and to approve an increase in the number of shares of Media Metrix common stock that may be issued under two employee stock plans to accommodate the increase in its employee base after the merger.

     The accompanying joint proxy statement/prospectus gives you detailed information about Media Metrix, Jupiter and the merger, and includes a copy of the merger agreement. We encourage you to read the entire document carefully before deciding how to vote. IN PARTICULAR, YOU SHOULD READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE 15 FOR A DESCRIPTION OF VARIOUS RISKS YOU SHOULD CONSIDER IN EVALUATING THE MERGER.

     We are very enthusiastic about the merger. We believe that the merger will create the global leader in Internet information services by providing a comprehensive product and services portfolio and establishing a platform for worldwide expansion and new business initiatives.

     We join all the other members of the two companies' boards of directors in recommending that you vote "FOR" each of the proposals being submitted to stockholders.


     /s/ Tod Johnson                               /s/ Gene DeRose
     Tod Johnson                                   Gene DeRose
     Chairman and Chief Executive Officer          Chairman and Chief Executive Officer
     Media Metrix, Inc.                            Jupiter Communications, Inc.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE MEDIA METRIX COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE MERGER OR DETERMINED IF THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     THIS JOINT PROXY STATEMENT/PROSPECTUS IS DATED AUGUST 15, 2000, AND IS FIRST BEING MAILED TO

                   STOCKHOLDERS ON OR ABOUT AUGUST 17, 2000.

                             ADDITIONAL INFORMATION

     This joint proxy statement/prospectus incorporates important business and financial information about Media Metrix from documents Media Metrix has filed with the SEC that are not included in or delivered with this joint proxy statement/prospectus. If you call or write, Media Metrix will send you copies of these documents, excluding exhibits, without charge. You may contact Media Metrix at:

               Media Metrix, Inc.
               250 Park Avenue South
               New York, New York 10003
               Attention: Investor Relations
               Telephone number: (212) 515-8700

     If you call or write, Jupiter, although it is not incorporating any documents by reference, will send you copies of the documents which it has filed with the SEC, excluding exhibits, without charge. You may contact Jupiter at:

               Jupiter Communications, Inc.
               627 Broadway
               New York, New York 10012
               Attention: Investor Relations
               Telephone number: (212) 780-6060

     IN ORDER TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE SPECIAL STOCKHOLDERS MEETINGS, YOU SHOULD MAKE YOUR REQUEST NO LATER THAN SEPTEMBER 13, 2000.

     For more information on the matters incorporated by reference in this joint proxy statement/prospectus, please see "Where You Can Find More Information" on page 123.

                              [MEDIA METRIX LOGO]

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON SEPTEMBER 20, 2000
                            ------------------------

To the Stockholders of Media Metrix, Inc.:

     A special meeting of the stockholders of Media Metrix will be held at the offices of Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, 29th Floor, New York, New York 10004 on Wednesday, September 20, 2000, at 9:00 a.m., local time, to consider and vote on the following:

          1. To approve a proposal to amend the certificate of incorporation of Media Metrix:

          - To change the name of Media Metrix to Jupiter Media Metrix, Inc.;
            and

          - To increase the authorized number of shares of Media Metrix common stock from 60,000,000 to 150,000,000 shares.

          2. To approve the proposed issuance of shares of Media Metrix common stock in the merger of MMX Acquisition Corp., a wholly owned subsidiary of Media Metrix, with and into Jupiter Communications, Inc. in accordance with the Agreement and Plan of Merger, dated as of June 26, 2000, among Media Metrix, MMX Acquisition Corp. and Jupiter, as amended. A copy of the merger agreement is attached to the accompanying joint proxy statement/prospectus as Annex A.

          3. To approve an amendment to the Media Metrix 2000 Equity Incentive Plan to increase the maximum number of shares of Media Metrix common stock available for issuance in calendar year 2000 under the plan from 2,000,000 to 4,000,000, to increase the maximum amount of the annual increase in shares available for issuance under the plan from the lesser of 1,000,000 shares or 4% of the outstanding shares to the lesser of 2,000,000 shares or 4% of the outstanding shares, and to increase the maximum number of shares available for issuance during the term of the plan from 6,000,000 to 12,000,000.

          4. To approve an amendment to the Media Metrix 2000 Employee Stock Purchase Plan to increase the maximum number of shares of Media Metrix common stock available for issuance under the plan from 100,000 to 2,000,000.

          5. To act on any other matters that may properly be brought before the special stockholders meeting or any adjournment or postponement of the meeting.

     THE BOARD OF DIRECTORS OF MEDIA METRIX UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THESE PROPOSALS.

     Only stockholders of record at the close of business on August 10, 2000 are entitled to notice of, and to vote at, the meeting or any adjournment or postponement of the meeting.

     You are cordially invited to attend the special stockholders meeting. Whether or not you plan to attend, please act promptly to vote your shares on the proposals described above. You may vote your shares by completing, signing, and dating the enclosed proxy card and returning it as promptly as possible in the enclosed postage-paid envelope. You may revoke your proxy in the manner described in the accompanying joint proxy statement/prospectus at any time before it has been voted at the special meeting.

     If you attend the special stockholders meeting, you may vote your shares in person even if you have previously submitted a proxy.

                                       By Order of the Board of Directors,

                                       /s/ Gail A. Balcerzak
                                       GAIL A. BALCERZAK
                                       Secretary

New York, New York

August 15, 2000

                         [JUPITER COMMUNICATIONS LOGO]

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON SEPTEMBER 20, 2000
                            ------------------------

To the Stockholders of Jupiter Communications, Inc.:

     A special meeting of the stockholders of Jupiter will be held at the offices of Brobeck, Phleger & Harrison LLP, 1633 Broadway, 46th Floor, New York, New York 10019 on Wednesday, September 20, 2000, at 8:30 a.m., local time, to consider and vote on the following:

          1. To approve a proposal to adopt the Agreement and Plan of Merger, dated as of June 26, 2000, as amended, among Media Metrix, Inc., MMX Acquisition Corp., a wholly owned subsidiary of Media Metrix, and Jupiter under which MMX Acquisition Corp. will merge with and into Jupiter. Jupiter stockholders will receive, for each share of Jupiter common stock owned by them, 0.946 of a share of Media Metrix common stock, as described in the accompanying joint proxy statement/ prospectus. A copy of the merger agreement is attached to the joint proxy statement/prospectus as Annex A.

          2. To act on any other matters that may properly be brought before the special stockholders meeting or any adjournment or postponement of the meeting.

     THE BOARD OF DIRECTORS OF JUPITER UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

     Only stockholders of record at the close of business on August 10, 2000 are entitled to notice of, and to vote at, the meeting or any adjournment or postponement of the meeting.

     You are cordially invited to attend the special stockholders meeting. Whether or not you plan to attend, please act promptly to vote your shares on the proposals described above. You may vote your shares by completing, signing, and dating the enclosed proxy card and returning it as promptly as possible in the enclosed postage-paid envelope. You may revoke your proxy in the manner described in the accompanying joint proxy statement/prospectus at any time before it has been voted at the special meeting.

     If you attend the special stockholders meeting, you may vote your shares in person even if you have previously submitted a proxy.

                                          By Order of the Board of Directors,

                                          /s/ Jean Robinson
                                          JEAN K. ROBINSON
                                          Secretary

New York, New York

August 15, 2000

                               TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MEDIA METRIX/JUPITER
  MERGER....................................................    1
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING
  STATEMENTS................................................    3
SUMMARY.....................................................    4
RISK FACTORS................................................   15
  Risks Relating to the Merger Transaction..................   15
  Risks Relating to the Combined Enterprise.................   16
  Risks Relating to Media Metrix............................   17
  Risks Relating to Jupiter.................................   27
THE SPECIAL STOCKHOLDERS MEETINGS...........................   34
  Time and Place of the Special Meetings; Matters To Be
     Considered.............................................   34
  Votes Required............................................   34
  Record Date; Quorum.......................................   35
  How Proxies will be Voted at the Special Stockholders
     Meetings...............................................   35
  Treatment of Abstentions and Broker Non-Votes.............   35
  How to Revoke a Proxy.....................................   36
  Solicitation of Proxies...................................   36
  Appraisal Rights..........................................   36
THE MERGER..................................................   37
  General...................................................   37
  Background of the Merger..................................   37
  Reasons for the Merger; Recommendations of the Boards of
     Directors..............................................   40
  Opinion of Financial Advisor to Media Metrix..............   43
  Opinion of Financial Advisor to Jupiter...................   50
  Interests of Directors and Executive Officers of Jupiter
     in the Merger..........................................   54
  Accounting Treatment......................................   56
  Federal Income Tax Consequences...........................   56
  Regulatory Matters........................................   58
  Board of Directors and Executive Officers of Jupiter Media
     Metrix After the Merger................................   58
  Federal Securities Laws Consequences; Stock Transfer
     Restrictions...........................................   60
THE MERGER AGREEMENT........................................   61
  General...................................................   61
  Structure of the Merger...................................   61
  Closing; Effective Time...................................   61
  What Stockholders Will Receive in the Merger..............   61
  Procedures for Surrender of Jupiter Certificates;
     Fractional Shares......................................   61
  Representations and Warranties............................   62
  Conduct of Business.......................................   62
  No Solicitation...........................................   64
  Employee Plans and Benefit Arrangements...................   65
  Jupiter Stock Options.....................................   65
  Governance................................................   66

  Indemnification and Insurance.............................................................................         66
  Expenses..................................................................................................         66
  Conditions to the Completion of the Merger................................................................         67
  Termination...............................................................................................         67
  Amendments................................................................................................         70
THE VOTING AGREEMENTS.......................................................................................         71
  General...................................................................................................         71
  Media Metrix Voting Agreement with Jupiter Stockholders...................................................         71
  Jupiter Voting Agreement with Media Metrix Stockholders...................................................         71
AMENDMENT OF THE MEDIA METRIX 2000 EQUITY INCENTIVE PLAN....................................................         72
  General...................................................................................................         72
  The Proposed Amendment to the 2000 Equity Incentive Plan..................................................         72
  General Description of the 2000 Equity Incentive Plan.....................................................         72
  Plan Benefits.............................................................................................         77
  Federal Tax Consequences Under the 2000 Equity Incentive Plan.............................................         77
AMENDMENT OF THE MEDIA METRIX 2000 EMPLOYEE STOCK PURCHASE PLAN.............................................         79
  General...................................................................................................         79
  The Proposed Amendment to the 2000 Employee Stock Purchase Plan...........................................         79
  General Description of the 2000 Employee Stock Purchase Plan..............................................         79
  Plan Benefits.............................................................................................         80
  Federal Tax Consequences Under the 2000 Purchase Plan.....................................................         80
UNAUDITED PRO FORMA CONDENSED COMBINING FINANCIAL INFORMATION...............................................         82
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION.................................................         91
THE BUSINESS OF MEDIA METRIX, INC. .........................................................................         92
THE BUSINESS OF JUPITER COMMUNICATIONS, INC. ...............................................................         93
  Overview..................................................................................................         93
  Jupiter Research Services.................................................................................         93
  Jupiter Conferences.......................................................................................         97
  Custom and Other Research.................................................................................         98
  Clients...................................................................................................         98
  Sales and Marketing.......................................................................................         99
  Research Analysts and Methodology.........................................................................        100
  Competition...............................................................................................        101
  Intellectual Property and Proprietary Rights..............................................................        101
  Employees.................................................................................................        102
  Description of Properties.................................................................................        102
  Legal Proceedings.........................................................................................        102
  Corporate History.........................................................................................        102
JUPITER MANAGEMENT..........................................................................................        103
  Executive Officers and Directors..........................................................................        103
  Information Concerning Executive Officers and Directors...................................................        103
  Director Compensation.....................................................................................        104

  Compensation Committee Interlocks and Insider
     Participation..........................................  104
  Executive Compensation....................................  104
  Option Grants In Last Fiscal Year.........................  105
  Aggregate Option Exercises In Last Fiscal Year And Fiscal
     Year-End Option Values.................................  106
  Employment Agreements.....................................  106
  Stock Plans...............................................  106
  Certain Relationships and Related Transactions............  108
PRINCIPAL STOCKHOLDERS OF JUPITER...........................  109
SELECTED CONSOLIDATED FINANCIAL DATA OF JUPITER.............  110
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS OF JUPITER......................  112
  Overview..................................................  112
  Results of Operations.....................................  114
  Comparison of Six Months Ended June 30, 2000 and 1999.....  114
  Comparison of the Years Ended December 31, 1999, 1998 and
     1997...................................................  115
  Income Taxes..............................................  117
  Unaudited Quarterly Results of Operations Data............  117
  Liquidity and Capital Resources, Quarters Ended June 30,
     2000 and 1999..........................................  119
  Liquidity and Capital Resources, Years Ended December 31,
     1999, 1998, and 1997...................................  119
  Recent Accounting Pronouncements..........................  120
  Effects of Inflation......................................  120
  Quantitative and Qualitative Disclosures about Market
     Risk...................................................  120
COMPARISON OF STOCKHOLDER RIGHTS............................  121
WHERE YOU CAN FIND MORE INFORMATION.........................  123
EXPERTS.....................................................  125
LEGAL MATTERS...............................................  126
STOCKHOLDER PROPOSALS FOR ANNUAL MEETINGS...................  126
CONSOLIDATED FINANCIAL STATEMENTS...........................  F-1
LIST OF ANNEXES
ANNEX A  Agreement and Plan of Merger, and Amendment No. 1
  to Agreement and Plan of Merger...........................  A-1
ANNEX B  Voting Agreement of Media Metrix Stockholders......  B-1
ANNEX C  Voting Agreement of Jupiter Stockholders...........  C-1
ANNEX D  Opinion of Thomas Weisel Partners..................  D-1
ANNEX E  Opinion of Morgan Stanley & Co. ...................  E-1

          QUESTIONS AND ANSWERS ABOUT THE MEDIA METRIX/JUPITER MERGER

     Q: WHAT WILL JUPITER STOCKHOLDERS RECEIVE IN THE MERGER?

     A: If the merger is completed, Jupiter stockholders will receive 0.946 of a share of Media Metrix common stock for each share of Jupiter common stock they own. This 0.946 exchange ratio will not change. Because the market price of Media Metrix common stock may change from day to day, Jupiter stockholders cannot be sure of the market value of the Media Metrix common stock they will receive in the merger at the time they vote their shares. Immediately after the merger, former Jupiter stockholders will own approximately 45% of Media Metrix, which will be renamed Jupiter Media Metrix, Inc.

     Q: WHAT WILL MEDIA METRIX STOCKHOLDERS RECEIVE IN THE MERGER?

     A: After the merger, Media Metrix stockholders will continue to hold their shares in the company. Immediately after the merger, Media Metrix stockholders will own approximately 55% of Media Metrix, which will be renamed Jupiter Media Metrix, Inc.

     Q: WHAT DO I NEED TO DO NOW?

     A: After you have carefully read this joint proxy statement/prospectus, please fill out, sign and date the enclosed proxy card and mail it in the enclosed prepaid return envelope as soon as possible, so that your shares may be represented and voted at your company's special stockholders meeting. You may also attend your company's special stockholders meeting in person.

     Q: WHAT ARE STOCKHOLDERS BEING ASKED TO VOTE ON AT THE STOCKHOLDERS
MEETINGS?

     A: Media Metrix Stockholders. For Media Metrix to complete the merger, Media Metrix stockholders must vote, first, to approve an amendment to Media Metrix' charter to increase the number of shares of common stock Media Metrix is authorized to issue, and, second, to approve the issuance of shares of Media Metrix common stock in the merger. Media Metrix stockholders are also being asked to approve an amendment to Media Metrix' charter to change the company's name to Jupiter Media Metrix, Inc. and amendments to two Media Metrix employee stock plans to increase the number of shares of Media Metrix common stock available for issuance under those plans. IF YOU DO NOT VOTE YOUR MEDIA METRIX SHARES, THE EFFECT WILL BE A VOTE AGAINST THE AMENDMENT TO MEDIA METRIX' CHARTER. If the proposal to amend the charter is not approved, the merger cannot proceed because Media Metrix does not presently have enough shares available to issue in the merger.

     Jupiter Stockholders. For Jupiter to complete the merger, Jupiter stockholders must vote to adopt the merger agreement. IF YOU DO NOT VOTE YOUR JUPITER SHARES, THE EFFECT WILL BE A VOTE AGAINST THE MERGER AGREEMENT AND THE MERGER.

     THE BOARD OF DIRECTORS OF EACH COMPANY UNANIMOUSLY RECOMMENDS VOTING "FOR" EACH OF THE PROPOSALS BEING PRESENTED AT THE SPECIAL STOCKHOLDER MEETING.

     Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER AUTOMATICALLY VOTE MY SHARES FOR ME?

     A: No. Your broker is not permitted to vote your shares without specific instructions from you. Unless you follow the directions your broker provides you regarding how to instruct your broker to vote your shares, your shares will not be voted.

     Q: CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY PROXY CARD?

     A: Yes. You may change your vote:

     - by writing to the corporate secretary of your company prior to your company's special stockholders meeting stating that you are revoking your proxy;

     - by signing a later-dated proxy card and returning it by mail prior to your company's special stockholders meeting; or

     - by attending your company's special stockholders meeting and voting in person.

     Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

     A: No. After we complete the merger, Jupiter Media Metrix will send Jupiter stockholders written instructions explaining how to exchange their stock certificates. Media Metrix stockholders will not need to exchange their stock certificates. The old stock certificates will continue to represent an identical number of shares of Jupiter Media Metrix common stock.

     Q: WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

     A: We are working toward completing the merger as quickly as possible. We anticipate completing the merger shortly after the two special stockholders meetings are held, assuming that the stockholders of both companies approve the transaction.

     Q: WILL THE MERGER BE TAXABLE TO ME?

     A: The merger generally will not be taxable to either Media Metrix or Jupiter stockholders.

     Q: WILL I HAVE THE RIGHT TO HAVE MY SHARES APPRAISED IF I DISSENT FROM THE MERGER?

     A: No. Both Media Metrix and Jupiter are organized under Delaware law. Under Delaware law, neither Media Metrix stockholders nor Jupiter stockholders have appraisal rights in connection with the merger.

     Q: WHO CAN ANSWER MY QUESTIONS?

     A: If you are a Media Metrix stockholder and have questions or want additional copies of this joint proxy statement/prospectus, please contact:

                               Media Metrix, Inc.
                             250 Park Avenue South
                            New York, New York 10003
                         Attention: Investor Relations
                        Telephone Number: (212) 515-8700

     If you are a Jupiter stockholder and have questions or want additional copies of this joint proxy statement/prospectus, please contact:

                          Jupiter Communications, Inc.
                                  627 Broadway
                            New York, New York 10012
                         Attention: Investor Relations
                        Telephone Number: (212) 780-6060

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     This joint proxy statement/prospectus contains or incorporates by reference forward-looking statements, including information concerning possible or assumed future results of operations of Media Metrix and Jupiter, that are subject to risks and uncertainties. Such forward-looking statements are necessarily dependent upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors, including those set forth under "Risk Factors," "The Merger -- Background of the Merger," "The Merger -- Reasons for the Merger; Recommendations of the Boards of Directors," "The Merger -- Opinion of Financial Advisor to Media Metrix" and "The Merger -- Opinion of Financial Advisor to Jupiter," and those preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions.

     The following important factors, in addition to those discussed elsewhere in this joint proxy statement/prospectus and in the documents which are incorporated herein by reference, could affect the industries in which Media Metrix and Jupiter operate in general, and/or each company in particular. Accordingly, future results could differ materially from those expressed in the forward-looking statements contained in this joint proxy statement/prospectus:

     - the speed of integration of Jupiter's and Media Metrix' businesses;

     - the dependence of both companies on the continued growth of the Internet;

     - continued competitive pressures;

     - success of current operating plans, research and development efforts and strategic initiatives;

     - the effect of existing and future regulatory actions;

     - the availability of and terms of financing to fund the anticipated growth of the combined enterprise's business;

     - changes in costs of goods and services or other inflationary effects;

     - economic conditions in general and in Media Metrix' and Jupiter's specific market areas;

     - changes in federal, state, local or foreign government regulation;

     - liabilities and other claims asserted against Media Metrix or Jupiter;

     - changes in operating strategy or development plans;

     - the ability to attract and retain qualified personnel;

     - changes in acquisition and capital expenditure plans; or

     - a significant delay in the expected closing of the merger.

     Accordingly, you should not place undue reliance on forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus, or, in the case of documents incorporated by reference, the date of those documents.

     All subsequent written and oral forward-looking statements attributable to Media Metrix or Jupiter or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither Media Metrix nor Jupiter assumes any obligation to update any such forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus.

                                    SUMMARY

     This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. To understand the proposed transactions fully and their consequences to you, we urge you to read carefully the entire joint proxy statement/prospectus and the documents we refer to in this joint proxy statement/prospectus. Please see "Where You Can Find More Information" on page
123. We have included page references directing you to a more complete description of each item presented in this summary.

THE MERGER (SEE PAGE 37)

     Media Metrix and Jupiter have entered into a merger agreement that provides for a merger between Jupiter and Media Metrix. As a result of the merger, Jupiter will become a wholly owned subsidiary of Media Metrix. Each share of Jupiter common stock will be exchanged for 0.946 of a share of Media Metrix common stock, and Media Metrix will be renamed Jupiter Media Metrix, Inc. We urge you to read carefully the entire merger agreement, which is attached to this joint proxy statement/prospectus as Annex A.

THE COMPANIES

MEDIA METRIX, INC. (SEE PAGE 92)
250 Park Avenue South
New York, New York 10003
(212) 515-8700

     Media Metrix is a leading provider of Internet and Digital Media measurement products and services. Media Metrix measures usage of the entire digital landscape, including its largest segments: the World Wide Web, proprietary online services like America Online, software, instant messaging applications and other digital applications. In January 1996, Media Metrix released the first World Wide Web Audience Measurement report. Today, Media Metrix offers a range of Internet audience, e-commerce, advertising, and technology measurement services to leading Internet advertisers, advertising agencies, media companies, technology companies and financial institutions. Media Metrix' products and services enable the continued growth and development of the Internet by providing third-party measurement data that its customers rely on to make critical business decisions. Its data are used to buy, sell and plan advertising, support marketing and commerce initiatives, assess partnerships and distribution strategies and analyze competitors. Media Metrix is based in New York City, with operations in the United States, the United Kingdom, France, Germany, Sweden, Australia, Canada, Latin America and Japan.

JUPITER COMMUNICATIONS, INC. (SEE PAGE 93)
627 Broadway
New York, New York 10012
(212) 780-6060

     Jupiter provides research and advice on Internet commerce. Senior executives at client companies utilize Jupiter's research to make informed business decisions in a complex and rapidly changing Internet economy. Jupiter's research, which focuses solely on the global Internet economy, provides Jupiter's clients with comprehensive views of industry trends, forecasts and best practices. Jupiter's analysis and advice, supported by extensive proprietary data, emphasizes specific, actionable findings that enable companies to develop effective business strategies for Internet commerce, and to utilize the Internet to more effectively operate their businesses. Jupiter also produces a wide range of conferences which offer senior executives the opportunity to hear first-hand the insights of Jupiter's analysts and the leading decision makers in the Internet and technology industries. Jupiter is based in New York City, with operations in the United States, the United Kingdom, Germany, Sweden, Japan and Australia.

RECOMMENDATIONS OF BOARDS OF DIRECTORS (SEE PAGE 40)

     Media Metrix Stockholders. After careful consideration, the Media Metrix board of directors unanimously recommends that you vote "FOR" the proposal to amend Media Metrix' charter to increase the number of shares of common stock Media Metrix is authorized to issue and to change its name to Jupiter Media Metrix, "FOR" the proposal to approve the issuance of shares of Media Metrix common stock in the merger, and "FOR" the proposals to increase the number of shares of Media Metrix common stock available for issuance under Media Metrix' two employee stock plans.

     Jupiter Stockholders. After careful consideration, the Jupiter board of directors unanimously recommends that you vote "FOR" the proposal to adopt the merger agreement.

OPINIONS OF FINANCIAL ADVISORS (SEE PAGES 43 AND 50)

     Media Metrix. Thomas Weisel Partners LLC, Media Metrix' financial advisor in connection with the merger, delivered its oral opinion to the Media Metrix board of directors, which was later confirmed in writing, that, as of its date and based upon and subject to the various considerations described in it, the
0.946 exchange ratio is fair to Media Metrix from a financial point of view. This opinion is not a recommendation to any Media Metrix stockholder as to how to vote. We have attached a copy of Thomas Weisel Partners' written opinion as Annex D to this joint proxy statement/prospectus. You should read it in its entirety.

     Jupiter. Morgan Stanley & Co. Incorporated, Jupiter's financial advisor in connection with the merger, delivered its oral opinion to the Jupiter board of directors, which was later confirmed in writing, that, as of its date and based upon and subject to the various considerations described in it, the 0.946 exchange ratio is fair from a financial point of view to the holders of Jupiter's common stock. This opinion is not a recommendation to any Jupiter stockholder as to how to vote. We have attached a copy of Morgan Stanley's written opinion as Annex E to this joint proxy statement/prospectus. You should read it in its entirety.

THE SPECIAL STOCKHOLDERS MEETINGS (SEE PAGE 34)

     Media Metrix Stockholders. Media Metrix' special stockholders meeting will be held at the offices of Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, 29th Floor, New York, New York 10004, at 9:00 a.m., local time, on Wednesday, September 20, 2000. You may vote at the Media Metrix special stockholders meeting if you owned shares of Media Metrix common stock at the close of business on the record date, which is August 10, 2000.

     In order for us to complete the merger, Media Metrix stockholders first, must approve an amendment to Media Metrix' charter to increase the number of shares of common stock Media Metrix is authorized to issue, and second, must approve the issuance of shares of Media Metrix common stock in the merger. Media Metrix stockholders are also being asked to approve an amendment to Media Metrix' charter to change the company's name to Jupiter Media Metrix, Inc. and amendments to two Media Metrix employee stock plans to increase the number of shares of Media Metrix common stock available for issuance under those plans. The amendments to the plans will ensure that Media Metrix has enough shares available under the plans to accommodate the increase in its employee base after the merger.

     The affirmative vote of the holders of a majority of the outstanding shares of Media Metrix common stock entitled to vote is required to approve the proposal to amend Media Metrix' charter to increase the number of shares of common stock Media Metrix is authorized to issue and to change the name of Media Metrix. The affirmative vote of the holders of a majority of the total number of shares of Media Metrix common stock present in person or by proxy at the Media Metrix special stockholders meeting is required to approve the issuance of shares in connection with the merger and the amendments to the two Media Metrix employee stock plans. If you do not vote your Media Metrix shares, the effect will be a vote against the amendment to Media Metrix' charter. If the proposal to amend the charter is not approved, the merger cannot proceed because Media Metrix does not presently have enough shares available to issue in the merger.

     On August 10, 2000, Media Metrix directors and executive officers and entities affiliated with them beneficially owned 5,980,537 shares of Media Metrix common stock, including 260,987 shares which may be acquired upon exercise of options within 60 days. These shares represented approximately 30.1% of the outstanding shares of Media Metrix common stock on August 10, 2000. Each of the directors and executive officers of Media Metrix has indicated that he or she intends to vote, and an affiliate of Media Metrix, whose 4,097,056 shares are included in the 5,980,537 share number referred to above, has entered into a voting agreement committing it to vote, in favor of each of the proposals to be voted on at the Media Metrix special stockholders meeting.

     Jupiter Stockholders. Jupiter's special stockholders meeting will be held at the offices of Brobeck, Phleger & Harrison LLP, 1633 Broadway, 46th Floor, New York, New York 10019 at 8:30 a.m., local time, on Wednesday, September 20, 2000. You may vote at the Jupiter special stockholders meeting if you owned shares of Jupiter common stock at the close of business on the record date, which is August 10, 2000. In order for us to complete the merger, Jupiter stockholders must vote to adopt the merger agreement. The affirmative vote of the holders of a majority of the outstanding shares of Jupiter common stock entitled to vote is required to adopt the merger agreement. If you do not vote your Jupiter shares, the effect will be a vote against the adoption of the merger agreement.

     On August 10, 2000, Jupiter directors and executive officers beneficially owned 3,866,401 shares of Jupiter common stock, including 282,409 shares which may be acquired upon exercise of options within 60 days. These shares represented approximately 24.7% of the outstanding shares of Jupiter common stock on August 10, 2000. Each of the directors and executive officers of Jupiter has indicated that he or she intends to vote, and two of the directors of Jupiter (whose 3,379,736 shares are included in the 3,866,401 share number referred to above) have signed voting agreements committing them to vote, for the adoption of the merger agreement.

VOTING AGREEMENTS (SEE PAGE 71)

     Three Jupiter stockholders, owning approximately 26% of the outstanding Jupiter common stock, have entered into voting agreements with Media Metrix, and four Media Metrix stockholders, owning approximately 36% of the outstanding Media Metrix common stock, have entered into voting agreements with Jupiter, that in each case commit those stockholders to vote all their shares in favor of the proposals required to be approved to complete the merger.

WHAT STOCKHOLDERS WILL RECEIVE IN THE MERGER (SEE PAGE 61)

     Media Metrix Stockholders. After the merger, you will continue to hold your shares of Media Metrix common stock.

     Jupiter Stockholders. If the merger is completed, you will receive 0.946 of a share of Media Metrix common stock in exchange for each of your shares of Jupiter common stock. This 0.946 exchange ratio will not change. Because the market price of the Media Metrix common stock may change from day to day, you cannot be sure of the market value of the Media Metrix common stock you will receive in the merger at the time you vote your shares.

     Immediately after the merger, former Jupiter stockholders will own approximately 45%, and Media Metrix stockholders will own approximately 55%, of Jupiter Media Metrix.

JUPITER STOCK OPTIONS (SEE PAGE 65)

     In the merger, each option to purchase Jupiter common stock that is outstanding immediately prior to the merger will become an option to purchase the number of shares of Media Metrix common stock which is equal to the number of shares of Jupiter common stock then issuable upon exercise of the option multiplied by the 0.946 exchange ratio. The exercise price will equal the exercise price then in effect divided by the exchange ratio, and the Media Metrix option will otherwise have the same terms and conditions, including the same schedule as to exercisability, as the Jupiter option.

ACCOUNTING TREATMENT OF THE MERGER (SEE PAGE 56)

     The merger will be treated as a purchase for accounting purposes, which means that the purchase price will be allocated by Media Metrix to Jupiter's assets and liabilities based on the fair values of the assets acquired and the liabilities assumed, and any excess of cost over the fair market value of the net tangible assets of Jupiter acquired will be recorded on Jupiter Media Metrix' books as goodwill and will be amortized under generally accepted accounting principles.

TAX CONSEQUENCES OF THE MERGER (SEE PAGE 56)

     We intend that the merger will qualify as a reorganization for United States federal income tax purposes. Accordingly, Jupiter stockholders generally will not recognize any gain or loss for United States federal income tax purposes on the exchange of their Jupiter shares for shares of Media Metrix common stock in the merger, except for any gain or loss recognized in connection with the receipt of cash instead of a fractional share of Media Metrix common stock. Media Metrix stockholders will not recognize taxable gain or loss for United States federal income tax purposes in the merger.

     Tax matters are very complicated, and the tax consequences of the merger to each stockholder will depend on the facts of that stockholder's situation. You are urged to consult your tax advisor for a full understanding of the tax consequences of the merger to you.

NO APPRAISAL OR DISSENTERS' RIGHTS (SEE PAGE 36)

     Under Delaware law, neither company's stockholders will have any appraisal or dissenters' rights in connection with the merger.

INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS OF JUPITER IN THE MERGER (SEE PAGE
54)

     When considering the recommendation of the Jupiter board of directors, you should be aware that some of Jupiter's directors and executive officers have interests in the merger that are different from, or in addition to, your interests as stockholders.

     - Following the merger, four of the directors of Jupiter will become directors of Jupiter Media Metrix and three of the executive officers of Jupiter will become executive officers of Jupiter Media Metrix.

     - As part of the merger agreement, three senior executives of Jupiter are entering into employment agreements with Jupiter that will only be effective if the merger is completed.

     - The shares underlying the options held by Jupiter's non-employee directors are currently subject to a right of repurchase. This repurchase right will lapse, and any unexercised options will become fully vested, upon the merger.

     - Under the existing terms of the Media Metrix 2000 Equity Incentive Plan, the two non-employee Jupiter directors will each be granted an option to purchase 15,000 shares of Media Metrix common stock upon joining the Media Metrix board at the completion of the merger.

     - For six years following the merger, Media Metrix will indemnify Jupiter's directors and officers for acts and omissions occurring prior to or at the merger and must use its reasonable best efforts to maintain Jupiter's existing directors and officers liability insurance coverage.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF JUPITER MEDIA METRIX AFTER THE MERGER (SEE PAGE 58)

     There currently are six members of the Media Metrix board of directors. Upon completion of the merger, the number of directors on the board will be increased to nine, of which five members will be designees of Media Metrix, and four members will be designees of Jupiter. The five Media Metrix designees are Stig Kry and William W. Helman, who will serve until Jupiter Media Metrix' first annual stockholders meeting after the merger, James Mortensen, who will serve until Jupiter Media Metrix' second annual stockholders meeting after the merger, and Tod Johnson and Randy Pausch, who will serve until Jupiter Media Metrix' third annual stockholders meeting after the merger. The four Jupiter designees are Robert Kavner, who will serve until Jupiter Media Metrix' first annual stockholders meeting after the merger, Jeffrey Ballowe and Gene DeRose, who will serve until Jupiter Media Metrix' second annual stockholders meeting after the merger, and Kurt Abrahamson, who will serve until Jupiter Media Metrix' third annual stockholders meeting after the merger.

     Following the merger:

     - Tod Johnson, currently Chairman and Chief Executive Officer of Media Metrix, will continue to serve as Chairman and Chief Executive Officer of Jupiter Media Metrix;

     - Gene DeRose, currently Chairman and Chief Executive Officer of Jupiter, will become Vice Chairman and President of Jupiter Media Metrix;

     - Mary Ann Packo, currently President and Chief Operating Officer of Media Metrix, will become Co-Chief Operating Officer of Jupiter Media Metrix and will also continue as President of the Media Metrix Division of Jupiter Media Metrix;

     - Kurt Abrahamson, currently President and Chief Operating Officer of Jupiter, will become Co-Chief Operating Officer of Jupiter Media Metrix and will also continue as President of the Jupiter Division of Jupiter Media Metrix;

     - Thomas Lynch, currently Chief Financial Officer of Media Metrix, will continue to serve as Chief Financial Officer of Jupiter Media Metrix; and

     - Jean Robinson, currently Chief Financial Officer of Jupiter, will become Executive Vice President, Business Development, of Jupiter Media Metrix.

REGULATORY APPROVALS REQUIRED FOR THE MERGER (SEE PAGE 58)

     On July 17, 2000, we filed the information required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with the Antitrust Division of the Department of Justice and the Federal Trade Commission. The companies were notified on July 31, 2000 that early termination of the waiting period was granted. The Antitrust Division of the Department of Justice and the Federal Trade Commission have the authority to challenge the merger on antitrust grounds at any time. We are not aware of any other significant regulatory approvals required for the merger.

COMPLETION OF THE MERGER (SEE PAGE 67)

     Before we can complete the merger, we must satisfy a number of conditions, some of which are:

     - approval of each of the stockholder proposals required to complete the merger;

     - the absence of any legal or regulatory prohibitions against the merger;

     - receipt by Media Metrix and Jupiter of opinions of tax counsel that the merger will qualify as a reorganization for United States federal income tax purposes; and

     - material compliance by Media Metrix and Jupiter with their obligations under the merger agreement.

     We will merge shortly after all of the conditions to the merger have been satisfied or waived. We anticipate completing the merger shortly after the two stockholder meetings are held, assuming that the stockholders of both companies approve the transaction.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 67)

     We may agree in writing to terminate the merger agreement at any time without completing the merger, even after the stockholders of both companies have approved it. In addition, the merger agreement may be terminated:

     by either Media Metrix or Jupiter if:

     - a court or other governmental agency issues a final order, decree or ruling or if a law is enacted prohibiting the merger;

     - the merger has not been completed by December 31, 2000;

     - the stockholders of either company fail to approve the stockholder proposal(s) on which they are voting; or

     - the other company breaches its representations or obligations under the merger agreement in a material manner and does not cure the breach within 30 days after being notified of the breach;

     by Media Metrix if:

     - the board of directors of Jupiter does not recommend, or withdraws or adversely modifies its recommendation, that the Jupiter stockholders vote in favor of adoption of the merger agreement, or does not reject any new proposal for a competing transaction involving Jupiter;

     - the board of directors of Jupiter refuses to affirm its recommendation of the merger to the Jupiter stockholders within five days of a request from Media Metrix that it do so;

     - Jupiter fails to hold the Jupiter special stockholders meeting when scheduled; or

     - the board of directors of Media Metrix determines that a transaction other than the merger would be more favorable to Media Metrix and its stockholders; and

     by Jupiter if:

     - the board of directors of Media Metrix does not recommend, or withdraws or adversely modifies its recommendation, that the Media Metrix stockholders vote in favor of the proposals required to complete the merger, or does not reject any new proposal for a competing transaction involving Media Metrix;

     - the board of directors of Media Metrix refuses to affirm its recommendation of the stockholder proposals to the Media Metrix stockholders within five days of a request from Jupiter that it do so;

     - Media Metrix fails to hold the Media Metrix special stockholders meeting when scheduled; or

     - the board of directors of Jupiter determines that a transaction other than the merger would be more favorable to Jupiter and its stockholders.

A TERMINATION FEE IS PAYABLE IF THE MERGER IS NOT COMPLETED (SEE PAGE 67)

     If the merger is not completed because one of us exercises a right to terminate the merger agreement, the merger agreement may require one of the companies to pay to the other company a termination fee of $16 million. This fee could discourage other companies from trying to acquire Jupiter or Media Metrix before the merger, and acts as an additional incentive to both companies to comply with the merger agreement.

RESTRICTIONS ON ALTERNATIVE TRANSACTIONS (SEE PAGE 64)

     The merger agreement prohibits each company from soliciting, and restricts each company from participating in discussions with third parties or taking other actions related to, alternative transactions to the merger.

RESTRICTIONS ON THE ABILITY OF JUPITER AFFILIATES TO SELL MEDIA METRIX STOCK (SEE PAGE 60)

     All shares of Media Metrix common stock that Jupiter stockholders receive in connection with the merger will be freely transferable unless the holder is considered an "affiliate" of Jupiter for purposes of the federal securities laws. Shares of Media Metrix common stock held by these affiliates may be sold only pursuant to a registration statement or an exemption under the Securities Act of 1933.

COMPARISON OF RIGHTS OF MEDIA METRIX STOCKHOLDERS AND JUPITER STOCKHOLDERS (SEE PAGE 121)

     After the merger, Jupiter stockholders will become stockholders of Media Metrix, which will be renamed Jupiter Media Metrix, and their rights as stockholders will be governed by the certificate of incorporation and bylaws of Jupiter Media Metrix. There are some differences between the certificates of incorporation and bylaws of Media Metrix and Jupiter. However, since Media Metrix and Jupiter are both Delaware corporations, the rights of Jupiter stockholders will continue to be governed by Delaware law after the merger.

COMPARATIVE MARKET DATA (SEE PAGE 91)


     Both Media Metrix' and Jupiter's common stock currently trade on the Nasdaq National Market. Media Metrix trades under the symbol "MMXI", and Jupiter trades under the symbol "JPTR". The following table presents trading information for Media Metrix common stock and Jupiter common stock on June 26, 2000 and August 14, 2000. The table also presents the equivalent per share price of Jupiter common stock, determined by multiplying the applicable price of Media Metrix common stock by the 0.946 exchange ratio. June 26, 2000 was the last trading day before our announcement of the signing of the merger agreement. August 14, 2000 was the last trading day before the date of this joint proxy statement/prospectus.



                                                                                           MEDIA METRIX COMMON
                                      MEDIA METRIX                   JUPITER                STOCK EQUIVALENT
                                      COMMON STOCK                COMMON STOCK                  (0.946:1)
                                -------------------------   -------------------------   -------------------------
                                 HIGH     LOW     CLOSING    HIGH     LOW     CLOSING    HIGH     LOW     CLOSING
                                ------   ------   -------   ------   ------   -------   ------   ------   -------
June 26, 2000.................  $29.75   $28.00   $28.25    $24.75   $22.75   $23.00    $28.14   $26.49   $26.72
August 14, 2000...............  $27.44   $26.63   $26.69    $25.50   $24.75   $25.13    $25.96   $25.19   $25.25


     While the exchange ratio is fixed, the market prices of shares of Media Metrix common stock and Jupiter common stock will fluctuate before the merger. As a result, you should obtain current market quotations.

 SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

       MEDIA METRIX SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The following table summarizes the statement of operations and balance sheet data for Media Metrix' business and its predecessor businesses. For a more detailed explanation of these financial data, please see Media Metrix' financial statements incorporated by reference into this joint proxy statement/prospectus.

                                          PERIOD FROM
                                           INCEPTION                                                  SIX MONTHS
                                            THROUGH             YEAR ENDED DECEMBER 31,             ENDED JUNE 30,
                                          DECEMBER 31,   --------------------------------------   ------------------
                                              1995        1996      1997      1998       1999      1999       2000
                                          ------------   -------   -------   -------   --------   -------   --------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)       (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
  Revenues..............................     $   --      $ 1,033   $ 3,188   $ 6,331   $ 20,500   $ 7,435   $ 22,822
  Cost of revenues......................        140        1,744     3,463     4,121     10,291     3,838      9,127
                                             ------      -------   -------   -------   --------   -------   --------
  Gross profit (loss)...................       (140)        (711)     (275)    2,210     10,209     3,597     13,695
  Operating expenses:
    Research and development............         86          588       866     1,382      5,044     1,673      6,474
    Sales and marketing.................         45          929     2,022     2,888      9,117     3,147      9,529
    General and administrative..........        101        1,148     1,516     2,715      6,756     2,337      6,779
    Amortization of deferred
      compensation and other stock-based
      compensation......................         --           --        --       369      1,060       305        323
    Amortization of intangibles.........         --           --        --       479      7,312     1,497     11,130
    Acquired in-process research and
      development.......................         --           --        --     1,600      6,800        --         --
                                             ------      -------   -------   -------   --------   -------   --------
  Total operating expenses..............        232        2,665     4,404     9,433     36,089     8,959     34,235
                                             ------      -------   -------   -------   --------   -------   --------
  Loss from operations..................       (372)      (3,376)   (4,679)   (7,223)   (25,880)   (5,362)   (20,540)
  Minority interests....................         --           --        --        --      1,689        --      1,632
  Interest and other income, net........         --           --        95        65      2,283       411      3,120
                                             ------      -------   -------   -------   --------   -------   --------
  Net loss..............................       (372)      (3,376)   (4,584)   (7,158)   (21,908)   (4,951)   (15,788)
  Preferred stock dividends.............         --           --      (290)     (314)      (109)     (109)        --
                                             ------      -------   -------   -------   --------   -------   --------
  Net loss applicable to common
    stockholders........................     $ (372)     $(3,376)  $(4,874)  $(7,472)  $(22,017)  $(5,060)  $(15,788)
                                             ======      =======   =======   =======   ========   =======   ========
  Basic and diluted net loss per share
    applicable to common stockholders...     $(0.06)     $ (0.52)  $ (0.75)  $ (0.98)  $  (1.34)  $ (0.35)  $  (0.80)
                                             ======      =======   =======   =======   ========   =======   ========
  Shares used in the calculation of
    basic and diluted net loss per share
    applicable to common stockholders...      6,523        6,523     6,523     7,619     16,445    14,583     19,777

                                                                    AT DECEMBER 31,
                                                       -----------------------------------------    AT JUNE 30,
                                                        1996       1997       1998        1999         2000
                                                       -------    -------    -------    --------    -----------
                                                                    (IN THOUSANDS)                  (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Cash, cash equivalents and marketable securities...  $   683    $ 1,869    $ 8,012    $112,241     $ 96,695
  Working capital (deficit)..........................   (2,478)       (47)     1,057     102,806       86,069
  Total assets.......................................    1,213      2,787     16,060     178,844      172,615
  Due to NPD.........................................    2,782      1,284      4,706         444          394
  Preferred stock....................................       --      8,366      4,680          --           --
  Total stockholders' equity (deficit)...............   (2,478)    (8,274)     2,622     162,789      149,436

         JUPITER SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The following table summarizes the statement of operations, operating and balance sheet data for Jupiter's business. For a more detailed explanation of these financial data, please see Jupiter's financial statements included in this joint proxy statement/prospectus beginning at page F-1, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Jupiter" at page 112.

                                                                                                                 SIX MONTHS
                                                                                                                    ENDED
                                                                         YEAR ENDED DECEMBER 31,                  JUNE 30,
                                                              ---------------------------------------------   -----------------
                                                               1995     1996     1997      1998      1999      1999      2000
                                                              ------   ------   -------   -------   -------   -------   -------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)          (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenues:
    Research Services.......................................  $  237   $  566   $ 1,850   $ 6,183   $23,134   $ 8,166   $24,798
    Conferences.............................................   2,024    2,686     3,426     4,890    11,270     4,553    15,423
    Other...................................................   1,439    3,000     3,229     3,675     3,680     1,673     2,663
                                                              ------   ------   -------   -------   -------   -------   -------
      Total revenues........................................   3,700    6,252     8,505    14,748    38,084    14,392    42,884
  Cost of services and fulfillment..........................   2,893    4,687     6,259     9,676    16,898     6,854    15,851
                                                              ------   ------   -------   -------   -------   -------   -------
      Gross profit..........................................     807    1,565     2,246     5,072    21,186     7,538    27,033
  Other operating expenses:
    Sales and marketing.....................................     254      514     1,558     3,173    11,384     4,008    11,236
    General and administrative..............................     990    1,589     2,855     3,897    10,099     3,351    13,491
    Depreciation and amortization...........................      35       75       100       193     1,278       317     3,271
                                                              ------   ------   -------   -------   -------   -------   -------
      Total other operating expenses........................   1,279    2,178     4,513     7,263    22,761     7,676    27,998
                                                              ------   ------   -------   -------   -------   -------   -------
  Interest income...........................................      --       --        17        54       743         8     1,613
  Gain on sale of investments...............................      --       --        --        --        --        --     5,932
                                                              ------   ------   -------   -------   -------   -------   -------
  Income (loss) before income taxes.........................    (472)    (613)   (2,250)   (2,137)     (832)     (130)    6,580
  Income tax benefit (expense)..............................      --       --        --        --       202        --    (3,614)
                                                              ------   ------   -------   -------   -------   -------   -------
  Net income (loss).........................................  $ (472)  $ (613)  $(2,250)  $(2,137)  $  (630)  $  (130)  $ 2,966
                                                              ======   ======   =======   =======   =======   =======   =======
  Pro forma basic net income (loss) per common share(1).....                              $ (0.21)  $ (0.05)  $ (0.01)  $  0.20
                                                                                          =======   =======   =======   =======
  Pro forma diluted net income (loss) per common share(1)...                              $ (0.21)  $ (0.05)  $ (0.01)  $  0.18
                                                                                          =======   =======   =======   =======
  Pro forma weighted average common shares outstanding(1)...                               10,318    11,565    10,455    15,006
  Pro forma diluted weighted average common shares
    outstanding.............................................                               10,318    11,565    10,455    16,321

---------------
(1) Pro forma basic and diluted net loss per common share is computed by dividing net loss by the pro forma weighted average number of shares of common stock. Pro forma weighted average number of shares of common stock gives effect to Jupiter's reorganization from an LLC to a corporation as though the reorganization had occurred as of January 1, 1998. Pro forma weighted average shares do not include any common stock equivalents for any periods except the six months ended June 30, 2000, because inclusion of common stock equivalents would have been anti-dilutive.

                                                                                                            SIX MONTHS
                                                                  YEAR ENDED DECEMBER 31,                 ENDED JUNE 30,
                                                        --------------------------------------------    ------------------
                                                        1995    1996     1997      1998       1999       1999       2000
                                                        ----    ----    ------    -------    -------    -------    -------
SELECTED CONSOLIDATED OPERATING DATA:
Number of Research Services contracts.................    13      66       145        421        987        654      1,270
Total contract value (in thousands)...................  $315    $923    $2,509    $11,666    $40,081    $22,138    $58,825
Research Services deferred revenue (in thousands).....  $ 78    $313    $  614    $ 5,639    $21,908    $11,486    $28,145
Number of employees...................................    18      61        88        142        270        194        425
Number of conferences.................................     6       7         8          9         10          5         10

                                                                             DECEMBER 31,
                                                           ------------------------------------------------     JUNE 30,
                                                           1995      1996       1997      1998       1999         2000
                                                           -----    -------    ------    -------    -------    -----------
                                                                            (IN THOUSANDS)                     (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents................................  $   4    $     8    $1,614    $   216    $57,222     $ 24,853
Working capital..........................................   (572)    (1,166)     (553)    (3,376)    55,029       23,129
Total assets.............................................    907      1,474     3,463      6,867     97,180      142,252
Convertible notes payable................................     --         --        --         --      3,500           --
Stockholders' equity/members deficiency..................   (405)      (714)        9     (2,129)    61,498       92,566

          UNAUDITED PRO FORMA COMBINING SUMMARY FINANCIAL INFORMATION

     The pro forma statement of operations data for the year ended December 31, 1999 gives effect to the merger as if it occurred on January 1, 1999. The pro forma statement of operations data for the six months ended June 30, 2000 gives effect to the merger as if it occurred on January 1, 2000. The pro forma balance sheet data as of June 30, 2000 gives effect to the merger as if it occurred on that date.

     We have included this unaudited pro forma condensed summary financial information only for the purposes of illustration, and it does not necessarily indicate what the operating results or financial position would have been if the merger between Media Metrix and Jupiter had been completed at the dates indicated. Moreover, this information does not necessarily indicate what the future operating results or financial position of the combined enterprise will be. You should read this unaudited pro forma summary financial information in conjunction with the "Unaudited Pro Forma Condensed Combining Financial Information" included in this joint proxy statement/prospectus at page 82.

                                                               PRO FORMA        PRO FORMA
                                                               YEAR ENDED       SIX MONTHS
                                                              DECEMBER 31,    ENDED JUNE 30,
                                                                  1999             2000
                                                              ------------    --------------
                                                                      (IN THOUSANDS,
                                                                  EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues..................................................   $  65,382         $ 68,500
  Cost of revenues..........................................      31,877           26,676
                                                               ---------         --------
  Gross profit..............................................      33,505           41,824
  Operating expenses:
     Research and development...............................       5,862            6,474
     Sales and marketing....................................      20,725           20,783
     General and administrative.............................      20,058           22,121
     Amortization of deferred compensation and other
      stock-based compensation..............................      11,290            5,814
     Amortization of intangibles............................     101,173           51,819
     Acquired in-process research and development...........       6,800               --
                                                               ---------         --------
  Total operating expenses..................................     165,908          107,011
                                                               ---------         --------
  Loss from operations......................................    (132,403)         (65,187)
  Minority interests........................................       1,689            1,632
  Interest and other income, net............................       1,380            4,264
  Gain on sale of investments...............................          --            5,932
                                                               ---------         --------
  Net loss before income taxes..............................    (129,334)         (53,359)
  Income tax benefit........................................          --            1,000
                                                               ---------         --------
  Net loss..................................................    (129,334)         (52,359)
  Preferred stock dividends.................................        (109)              --
                                                               ---------         --------
  Net loss applicable to common stockholders................   $(129,443)        $(52,359)
                                                               =========         ========
  Basic and diluted net loss per share applicable to common
     stockholders...........................................   $   (4.09)        $  (1.52)
                                                               =========         ========
  Shares used in the calculation of basic and diluted net
     loss per share applicable to common stockholders.......      31,683           34,487
                                                               =========         ========

                                                               PRO FORMA AT
                                                              JUNE 30, 2000
                                                              --------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and marketable securities..........     $126,654
  Working capital...........................................       94,197
  Total assets..............................................      668,406
  Total stockholders' equity................................      595,541

COMPARATIVE PER SHARE DATA

     Set forth below are the net income (loss) applicable to common stockholders and book value (common stockholders' equity) per common share data separately for Media Metrix on a historical basis, for Jupiter on a historical basis, for the combined enterprise on a pro forma combined basis and for the combined enterprise on a pro forma combined basis per Jupiter equivalent share. The exchange ratio for the merger is 0.946 of a share of Media Metrix common stock for each share of Jupiter common stock, as set forth in the merger agreement. Neither Media Metrix nor Jupiter has declared or paid any cash dividends on its common stock, and Media Metrix does not anticipate doing so in the foreseeable future.

     The unaudited pro forma combined data below is for illustrative purposes only. The companies may have performed differently had they always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined enterprise will experience after the merger.

     You should read the information below together with our respective historical financial statements and related notes contained in the annual reports and information which, in the case of Media Metrix, have been filed with the SEC and are incorporated into this joint proxy statement/prospectus by reference and, which, in the case of Jupiter, which is not permitted to incorporate by reference, may be found in this joint proxy statement/prospectus beginning on page F-1. To obtain copies of Media Metrix' documents, please see "Where You Can Find More Information" on page 123.


                                                                 YEAR ENDED       SIX MONTHS ENDED
                                                              DECEMBER 31, 1999    JUNE 30, 2000
                                                              -----------------   ----------------
MEDIA METRIX HISTORICAL PER COMMON SHARE DATA:
Net loss applicable to common stockholders -- basic.........       $(1.34)             $(0.80)
Net loss applicable to common stockholders -- diluted.......       $(1.34)             $(0.80)
Book value..................................................       $ 8.27              $ 7.53

JUPITER HISTORICAL PER COMMON SHARE DATA:
Net income (loss) -- basic..................................       $ (.05)             $ 0.20
Net income (loss) -- diluted................................       $ (.05)             $ 0.18
Book value..................................................       $ 4.24              $ 5.95

JUPITER MEDIA METRIX UNAUDITED PRO FORMA COMBINED PER MEDIA
METRIX COMMON SHARE DATA:
Net loss applicable to common stockholders -- basic.........       $(4.09)             $(1.52)
Net loss applicable to common stockholders -- diluted.......       $(4.09)             $(1.52)
Book value..................................................           --              $17.24

JUPITER MEDIA METRIX UNAUDITED PRO FORMA COMBINED PER
  JUPITER
EQUIVALENT COMMON SHARE DATA:
Net loss applicable to common stockholders -- basic.........       $(3.87)             $(1.44)
Net loss applicable to common stockholders -- diluted.......       $(3.87)             $(1.44)
Book value..................................................           --              $16.31

                                  RISK FACTORS

     In addition to the other information included and incorporated by reference in this joint proxy statement/prospectus, you should carefully read and consider the following factors in evaluating the proposals to be voted on at the special stockholders meetings.

                    RISKS RELATING TO THE MERGER TRANSACTION

JUPITER STOCKHOLDERS WILL RECEIVE A FIXED NUMBER OF SHARES OF MEDIA METRIX COMMON STOCK, DESPITE CHANGES IN THE MARKET VALUE OF JUPITER OR MEDIA METRIX COMMON STOCK BETWEEN NOW AND THE MERGER.

     Upon completion of the merger, each share of Jupiter common stock will be exchanged for 0.946 of a share of Media Metrix common stock. The ratio at which the shares will be converted is fixed, and there will be no adjustment for changes in the market price of either Media Metrix or Jupiter common stock. Any change in the price of either Media Metrix common stock or Jupiter common stock will affect the value Jupiter stockholders will receive in the merger for their shares. Media Metrix common stock has historically experienced significant volatility, and the value of the shares of Media Metrix stock received in the merger may go up or down as the market price of Media Metrix stock or Jupiter common stock goes up or down between now and the time of the merger. Neither company is permitted to terminate the merger agreement or resolicit the vote of its stockholders solely because of changes in the market price of either company's common stock.

OUR COSTS RELATED TO THE MERGER MAY BE SIGNIFICANT.

     We expect to incur merger-related expenses of approximately $15 million through the quarter in which the merger occurs. These expenses include legal, financial advisory and accounting fees for both companies, regulatory filing fees, costs of financial printing and listing fees. In addition, Jupiter Media Metrix will recognize deferred compensation estimated to be approximately $22 million upon completion of the merger relating to the acquisition of unvested stock options in the merger and such costs will be amortized over the remaining vesting period of up to four years. This estimate does not include any costs associated with restructuring, integrating or consolidating the operations of the two companies. This amount is only an estimate and may change. In addition, we may incur unanticipated expenses in integrating the businesses of Jupiter and Media Metrix. We expect that the savings from the elimination of duplicative expenses and the realization of other efficiencies related to the integration of the businesses of Jupiter and Media Metrix may offset any additional expenses in the future. However, we may not be able to achieve a net benefit in the near future, or at all. Moreover, combining our businesses, even if achieved in an efficient and effective manner, may not result in combined financial results that are better than those which Media Metrix and Jupiter would have accomplished independently.

DIRECTORS OF JUPITER HAVE POTENTIAL CONFLICTS OF INTEREST THAT MAY HAVE INFLUENCED THEM IN RECOMMENDING THAT JUPITER STOCKHOLDERS VOTE IN FAVOR OF ADOPTION OF THE MERGER AGREEMENT.

     Certain of the directors of Jupiter who recommended that Jupiter stockholders vote in favor of the adoption of the merger agreement have employment or other benefit arrangements that provide them with interests in the merger that differ from yours.

     - Following completion of the merger, Robert Kavner and Jeffrey Ballowe, who are presently directors of Jupiter, will serve on the board of Jupiter Media Metrix. Gene DeRose, Chairman and Chief Executive Officer of Jupiter, will serve as Vice Chairman and President of Jupiter Media Metrix, and Kurt Abrahamson, a director and President and Chief Operating Officer of Jupiter, will serve as a director and Co-Chief Operating Officer of Jupiter Media Metrix, as well as President of the Jupiter Communications division of Jupiter Media Metrix.

     - Gene DeRose and Kurt Abrahamson are entering into employment agreements with Jupiter which will take effect only if the merger is completed.

     - The Jupiter stock options that are held by Jupiter's non-employee directors are currently exercisable, but any shares acquired upon exercise of the option are subject to a right of repurchase in favor of Jupiter if the director no longer serves on the Jupiter board. Upon completion of the merger, this right of repurchase will lapse, and any unexercised options will become fully vested.

     - Under the existing terms of the Media Metrix 2000 Equity Incentive Plan, the two non-employee Jupiter directors will each be granted an option to purchase 15,000 shares of Media Metrix common stock upon joining the Media Metrix board at the completion of the merger.

     The receipt of compensation or other benefits in the merger, and the continuation of indemnification arrangements for current directors of Jupiter following completion of the merger, may have influenced these directors in making their recommendation that Jupiter stockholders vote in favor of the adoption of the merger agreement.

FAILURE TO COMPLETE THE MERGER COULD NEGATIVELY IMPACT JUPITER'S OR MEDIA METRIX' STOCK PRICE AND FUTURE BUSINESS AND OPERATIONS.

     If the merger is not completed for any reason, each company may be subject to the following risks:

     - it may be required to pay the other party a termination fee of $16 million, depending on the reason why the merger was not completed;

     - in the case of Jupiter, the price of its common stock may decline to the extent that the current market price of Jupiter's common stock reflects a market assumption that the merger will be completed; and

     - various costs related to the merger, such as legal and accounting fees and the expenses and fairness opinion fee of its financial advisor, must be paid even if the merger is not completed.

     Further, if the merger is terminated and either company's board of directors determines to seek another merger or business combination, Jupiter may not be able to find a partner willing to pay an equivalent or more attractive price than the price to be paid in the merger. If the merger is terminated and Media Metrix' board of directors determines to seek another merger or business combination, Media Metrix may not be able to find a business opportunity as attractive as is presented by the merger. In addition, while the merger agreement is in effect, each company is prohibited from soliciting, initiating or knowingly encouraging, including entering into or taking various other actions with respect to, any extraordinary transaction, such as a merger, sale of assets or other business combination, with any party other than the other party to the merger agreement.

                   RISKS RELATING TO THE COMBINED ENTERPRISE

JUPITER MEDIA METRIX MAY FAIL TO REALIZE THE ANTICIPATED BENEFITS OF THE MERGER.

     The success of the merger will depend, in part, on the ability of Jupiter Media Metrix to realize the anticipated growth opportunities and synergies from combining the businesses of Media Metrix with the businesses of Jupiter. For Jupiter Media Metrix to realize the anticipated benefits of this combination, members of its management team must develop strategies and implement a business plan that will:

     - Effectively leverage the anticipated synergies between Media Metrix' audience and advertising measurement services, technology and infrastructure and Jupiter's analysis, forecasts, surveys and conferences businesses;

     - Successfully use the anticipated opportunities for cross-promotion and sales of the products and services of Media Metrix and Jupiter;

     - Successfully increase revenues from new products and services;

     - Effectively and efficiently integrate the policies, procedures and operations of Media Metrix and Jupiter;

     - Successfully retain and attract key employees of the combined enterprise, including operating management and sales forces, during a period of transition and in light of the competitive employment market; and

     - While integrating the combined enterprise's operations, maintain adequate focus on the core businesses of Jupiter Media Metrix in order to take advantage of competitive opportunities and to respond to competitive challenges.

     If members of the management team of Jupiter Media Metrix are not able to develop strategies and implement a business plan that achieves these objectives, the anticipated benefits of the merger may not be realized. In particular, anticipated growth in revenue, earnings before interest, taxes and depreciation and amortization, or "EBITDA," and cash flow may not be realized, which would have an adverse impact on Jupiter Media Metrix and the market price of shares of Jupiter Media Metrix common stock.

THE RISKS ASSOCIATED WITH THE COMBINED ENTERPRISE WILL BE GREATER IN NUMBER THAN THOSE ASSOCIATED WITH EACH COMPANY INDIVIDUALLY, AND SOME OF THESE RISKS MAY BE EXACERBATED BY THE COMBINATION OF THE TWO COMPANIES.

     Media Metrix and Jupiter each face a number of risks which are discussed below under the captions "Risks Relating to Media Metrix" and "Risks Relating to Jupiter," respectively. Some of these risks are common to both companies, but some are specific to each particular company. The risks associated with the combined enterprise will therefore be greater in number than those associated with each company individually. Jupiter Media Metrix may not be successful in addressing these risks, and some of these risks may be exacerbated by reason of the merger.

                         RISKS RELATING TO MEDIA METRIX

THERE IS LIMITED INFORMATION UPON WHICH YOU CAN EVALUATE MEDIA METRIX' BUSINESS.

     Media Metrix has been in operation only since 1996 as an entity independent from The NPD Group, Inc. As a result, Media Metrix has a limited operating history upon which you can evaluate its business and the products and services offered by it. Due to Media Metrix' limited operating history, any evaluation of its business and prospects must be made in light of the risks and uncertainties frequently encountered by companies in new and rapidly evolving markets such as those in which Media Metrix operates. These risks and uncertainties are discussed elsewhere in this section. Media Metrix may not be successful in addressing these risks and uncertainties.

MEDIA METRIX HAS A HISTORY OF OPERATING LOSSES WHICH MAY CONTINUE FOR THE FORESEEABLE FUTURE.

     Media Metrix has incurred substantial costs to create, market and distribute its products and services, including costs associated with the development of its technology, to retain qualified personnel, including management, research analysts, sales representatives and technical personnel, and to grow its business. As a result, Media Metrix incurred net losses of approximately $15.8 million for the six months ended June 30, 2000, $21.9 million in 1999 and $7.2 million in 1998.

     Media Metrix intends to invest heavily in its technologies, new products and services and international expansion. As a result, Media Metrix will need to achieve significant revenue increases to achieve and maintain profitability. Although Media Metrix revenues and the number of its clients have continued to increase, Media Metrix may not be able to continue to grow and to expand its business. The number of clients or the number of products and services for which Media Metrix' clients subscribe may grow more slowly than Media Metrix anticipates or may decrease in the future. Even if Media Metrix becomes profitable, Media Metrix may not sustain or increase its profits on a quarterly or annual basis in the future.

MEDIA METRIX' OPERATING RESULTS MAY FLUCTUATE FROM QUARTER TO QUARTER.

     Media Metrix' operating results have varied from quarter to quarter. Media Metrix' operating results may continue to vary as a result of a variety of factors. These factors include:

     - its ability to retain its current clients;

     - its ability to sell additional products and services to current clients;

     - its ability to attract new clients;

     - the announcement or introduction of new products and services by Media Metrix or its competitors;

     - price competition;

     - its ability to upgrade and to develop its systems and infrastructure to accommodate its growth;

     - its ability to attract new personnel;

     - the timing, cost and availability of advertising in traditional media;

     - the impact of possible acquisitions both on Media Metrix' operations and on its reported operating results due to associated accounting charges;

     - technical difficulties or service interruptions;

     - the amount and timing of costs relating to changes in the size or composition of its panel; and

     - the amount and timing of operating costs and capital expenditures relating to expansion of its business, including its planned international expansion.

     Many of these factors are beyond Media Metrix' control. Media Metrix' revenues may not increase in proportion to the increase in advertising on the Internet, or at all. In addition, advertising on the Internet may not continue to grow at forecasted levels, or at all. A substantial portion of its current and future costs are fixed. If its revenues fall short of expectations, Media Metrix may not be able to adjust its fixed expenses to compensate for this shortfall on a timely basis. Further, as a strategy for remaining competitive, Media Metrix may have to make certain pricing, service or marketing decisions that could have a material adverse effect on its business and financial results.

     Due to these factors, period-to-period comparisons of Media Metrix' revenues and operating results are not necessarily meaningful. Therefore, you should not rely on these comparisons as indicators of its future performance. Media Metrix also cannot assure you that it will be able to:

     - sustain the rates of revenue growth Media Metrix has experienced in the past;

     - improve its operating results; or

     - achieve consistent profitability.

     In addition, Media Metrix' operating results in future periods may be below the expectations of securities analysts and investors. If that occurs, the market price of its common stock could be materially and adversely affected.

MEDIA METRIX MAY NOT BE ABLE TO EFFECTIVELY MANAGE ITS INTERNAL GROWTH.

     Media Metrix is currently experiencing a period of rapid expansion. Media Metrix anticipates that future expansion will be necessary in order to accommodate its needs and to take advantage of new opportunities in the market for audience measurement services on the Internet. In order to succeed, Media Metrix will need to attract and hire additional sales, technical and management personnel. As a result, Media Metrix expects to add key personnel in the near future to manage its expected growth. Media Metrix also will need to expand its technical, finance, administrative and operations staff. Media Metrix' current and planned personnel, systems, procedures and controls may not be adequate to support its future operations. Media Metrix may not be able to hire new and retain its current personnel. Media Metrix also may not be able to exploit existing and potential strategic relationships and market opportunities.

THE MARKET FOR INTERNET AUDIENCE MEASUREMENT SERVICES IS HIGHLY COMPETITIVE.

     The market for Internet audience measurement services is new and rapidly evolving. Media Metrix expects competition in this market to intensify in the future. In March 1999, NetRatings and Nielsen Media Research introduced a new Web site ratings service, Nielsen//NetRatings, that competes directly with many aspects of Media Metrix' services. Nielsen Media Research is the leading provider of television audience measurement services in the United States and Canada. In September 1999, NetRatings also entered into a joint venture with ACNielsen Corp. to develop and maintain audience measurement panels and to market Nielsen//NetRatings' products and services in international markets. ACNielsen is a leading provider of market research, information and analysis to consumer products and services industries and is a provider of television audience measurement services outside the United States and Canada. Both Nielsen Media Research and ACNielsen have significantly more financial and other resources than Media Metrix, and Nielsen//NetRatings has become a significant competitor. Media Metrix also faces competition internationally from NetValue, a French company which has begun providing audience measurement services in Europe and has announced that it will soon begin providing these services in the United States.

     Media Metrix competes indirectly with operators of site-centric and other consumer-centric measurement systems. Site-centric measurement systems measure audience visits at a specific Web site by monitoring the Web site's server. Consumer-centric systems measure the market either in a manner similar to Media Metrix or qualitatively through online and telephonic interviews.

     In addition, Media Metrix may face competition from individual Web sites that develop an independent method of measuring their own audience or from other companies that develop alternative audience measurement technologies to those already provided by it.

     Media Metrix believes that the principal competitive factors in its market are:

     - creating representative consumer and business panels;

     - providing audience measurement services for the entire Internet, including the Web and proprietary online services; and

     - offering products and services that meet the changing needs of its customers.

     Some of its competitors have:

     - longer operating histories;

     - larger customer bases;

     - greater brand recognition in similar businesses; and

     - significantly greater financial, marketing, technical and other resources.

     In addition, some of Media Metrix' competitors may be able to:

     - devote greater resources to marketing and promotional campaigns;

     - adopt more aggressive pricing policies; and

     - devote substantially more resources to technology and systems development.

     Increased competition may result in reduced operating margins, loss of market share and diminished value in Media Metrix' services, as well as different pricing, service or marketing decisions. Media Metrix may not be able to compete successfully against current and future competitors.

MEDIA METRIX FACES MANY CHALLENGES IN CONNECTION WITH ITS PLANNED INTERNATIONAL EXPANSION.

     Media Metrix' current strategy includes further expansion of its services to measure Internet audiences outside of the United States. Media Metrix' expansion into international markets requires management attention and resources. The international markets for audience measurement services have historically been extremely localized and difficult to penetrate. The costs of establishing and maintaining panels in foreign countries has been and will continue to be substantial. Media Metrix may not be able to successfully develop or market new products and services based on data obtained in those markets. In addition, Media Metrix' international operations will be subject to a number of inherent risks, including:

     - recessions in economies outside the United States;

     - changes in regulatory requirements;

     - weaker protection for intellectual property rights in some countries;

     - potentially adverse tax consequences;

     - economic and political instability; and

     - fluctuations in currency exchange rates.

MEDIA METRIX WILL DEPEND ON STRATEGIC RELATIONSHIPS IN INTERNATIONAL MARKETS.

     The success of Media Metrix' international expansion will depend on its ability to:

     - recruit and maintain at-home and at-work panels that are representative of a geographic area;

     - control costs and effectively manage foreign operations; and

     - effectively market and sell any new products or services.

     These challenges require skills and expertise in foreign countries that Media Metrix is currently developing. Media Metrix believes that its success in penetrating markets outside of the United States will depend on its ability to continue to address, develop and maintain strategic relationships with local audience measurement or marketing research companies. This may become increasingly difficult as competition in the international markets increases.

MEDIA METRIX DEPENDS ON CONTINUED GROWTH IN USE OF THE INTERNET.

     Media Metrix' business would be adversely affected if Internet usage for the exchange of information and for commerce does not continue to grow rapidly. Internet usage may be inhibited for a number of reasons, including:

     - inadequate network infrastructure;

     - unwillingness of companies and consumers to shift their purchasing from traditional vendors to online vendors;

     - security and authentication concerns with respect to the transmission of confidential information, such as credit card numbers, over the Internet;

     - privacy concerns;

     - inconsistent quality of service; or

     - lack of availability of cost-effective, high-speed service.

     Even if Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth. As a result, its performance and reliability may decline. In addition, Web sites and proprietary online services have experienced interruptions in their service as a result of outages and other delays occurring throughout their infrastructure. If these outages or delays frequently occur in the future, Internet usage as a medium for the exchange of information and for commerce could grow more slowly or decline.

MEDIA METRIX' MARKET IS SUBJECT TO RAPID CHANGE.

     Media Metrix' market is characterized by:

     - rapidly changing technology;

     - evolving industry standards;

     - introductions and enhancements of competitive products and services; and

     - changing customer demands.

     Accordingly, Media Metrix' future success depends on its ability to:

     - adapt to rapidly changing technologies;

     - adapt its services to evolving industry standards; and

     - improve the features, reliability and timeliness of its product and service offerings in response to competitive product and service offerings and evolving demands of the marketplace.

     Media Metrix may not succeed in addressing these issues. In addition, the widespread adoption of new Internet networking technologies or other technological changes could require Media Metrix to expend substantial amounts of capital to change its services or infrastructure. These changes may also involve new technologies that may not be measurable by Media Metrix' current methods.

MEDIA METRIX DEPENDS ON RENEWALS OF ITS SUBSCRIPTION BASED SERVICES.

     Media Metrix' business and financial results are dependent on its ability to attract and retain clients subscribing for its syndicated audience measurement products. In addition, Media Metrix' business model assumes that Media Metrix will be able to increase the level of sales over time to its existing clients. To date, high renewal rates have formed a foundation for its revenue growth. However, Media Metrix may not continue to experience high renewal rates. Media Metrix' subscription renewal rates may also decline as a result of a consolidation in its customer base or if a significant number of its customers cease operations.

THE ACCEPTANCE AND EFFECTIVENESS OF INTERNET ADVERTISING IS UNPROVEN.

     Media Metrix' future success will depend in part on an increase in the use of the Internet as an advertising medium, and there is a risk that the market for Internet advertising fails to develop or develops more slowly than Media Metrix expects. The Internet advertising market is new and rapidly evolving. It cannot yet be compared with the traditional advertising market to gauge its effectiveness. As a result, there is significant uncertainty about the demand and market acceptance for Internet advertising.

     Many of its current or potential customers have little or no experience using the Internet for advertising purposes. The adoption of Internet advertising, particularly by entities that have historically relied on traditional media for advertising, requires the acceptance of a new way of conducting business. These companies may find Internet advertising to be less effective for promoting their products and services as compared to traditional advertising. In addition, most current and potential Web publisher customers have little or no experience in generating revenues from the sale of advertising space on their Web sites. The market for Internet advertising may not continue to emerge and may not become sustainable.

MEDIA METRIX MUST FURTHER DEVELOP ITS BRAND NAMES.

     Media Metrix believes that maintaining and strengthening the Media Metrix brand is an important aspect of its business. The Media Metrix brand name is critical to Media Metrix' efforts to attract clients. Media Metrix believes that the importance of brand recognition will increase due to the increasing number of competitors entering the market for Internet audience measurement and research. Media Metrix' ability to promote and position its brands depends largely on:

     - the success of its marketing efforts;

     - its ability to provide its customers with high quality products; and

     - its ability to secure rights to its brand names in the major markets in which Media Metrix will be active.

     To promote the Media Metrix brand in response to competitive pressures, Media Metrix may find it necessary to increase its marketing budget or otherwise increase its financial commitment to creating and maintaining brand loyalty among its clients. Media Metrix' use of the brand name "Media Metrix" in Europe has been challenged by Mediametrie, S.A., a French company which measures audiences of various media. Rather than engage in a protracted dispute, Media Metrix has elected to have its European joint venture conduct business under the name "MMXI Europe." Mediametrie has also challenged its use of the domain name "mediametrix.com." If Media Metrix fails to promote and maintain its brands, or incurs excessive expenses attempting to promote and maintain its brand, its business and financial results could be materially adversely affected.

THE INTERNET AUDIENCE MEASUREMENT INDUSTRY IS NEW AND RAPIDLY EVOLVING.

     To date, no Internet audience measurement service has been adopted as the universally accepted standard. Media Metrix' existing and potential customers may challenge or refuse to accept its audience measurement reports. Media Metrix' customers may be dissatisfied with its methodology for measuring Internet audiences or may feel that its panel is not representative of Internet users. Furthermore, another Internet audience measurement service may be adopted as the industry standard. As a result, Media Metrix' customers may turn to alternative services provided by current or potential competitors.

MEDIA METRIX' COSTS MAY INCREASE IF THE SIZE OR COMPOSITION OF ITS PANEL
CHANGES.

     A significant portion of Media Metrix' costs consists of the expense of recruiting and maintaining its panel and collecting and processing data generated by the panel. Media Metrix may, in the future, need to change the size or composition of its panel. As a result, its expenses for recruiting and maintaining its panel may increase. Media Metrix' international expansion will also increase its panel related costs.

MEDIA METRIX MAY ENCOUNTER RISKS ASSOCIATED WITH NEW PRODUCT DEVELOPMENT.

     Media Metrix' future success depends in part on Media Metrix' ability to offer new products and services on a timely and cost-effective basis. In order to gain market acceptance, its new products and services must address:

     - specific industries and businesses; and

     - changes in technologies.

     The process of developing and launching new products or services is inherently risky and costly. Moreover, Media Metrix' products and services, once launched, may not be accepted by its customers.

MEDIA METRIX' SYSTEMS MAY FAIL.

     Media Metrix' success depends on the efficient and uninterrupted operation of its computer and communications systems. Media Metrix maintains a network to process data received from panelists. As needed in the course of its international expansion, Media Metrix also utilizes some servers and minicomputers provided to it by The NPD Group, Inc., the company of which Media Metrix was a part until 1996, under a management services agreement. Any failure of Media Metrix' network could impede the processing of data, customer orders and day-to-day management of its business.

     Media Metrix' systems and operations are vulnerable to damage or interruption from:

     - telecommunication failures;

     - power loss;

     - fires;

     - floods;

     - physical and electronic break-ins;

     - sabotage; and

     - intentional acts of vandalism and similar events.

     Media Metrix does not presently have fully redundant systems. Despite any precautions Media Metrix takes, a natural disaster or other unanticipated problems which lead to the corruption or loss of data at the NPD facility or the Media Metrix facilities could result in interruptions in the services Media Metrix provides. In addition, Media Metrix' databases are growing rapidly, and the systems currently in place may not be sufficient to handle any further expansion. This could lead to systems failure or to a corruption of Media Metrix' data.

MEDIA METRIX MAY SUFFER AN INTERRUPTION IN ITS BUSINESS.

     Media Metrix' business interruption insurance may not be adequate to compensate Media Metrix fully for losses that may occur as a result of an interruption in its business. Media Metrix' business and financial results could be materially and adversely affected if Media Metrix is unable to conduct its business for an extended period of time for any reason.

MEDIA METRIX DEPENDS ON ITS KEY PERSONNEL.

     Media Metrix' future success depends on the continued services of its senior management and other key employees, in particular the services of Tod Johnson, its Chairman and Chief Executive Officer, and Mary Ann Packo, its President and Chief Operating Officer. Mr. Johnson also serves as the Chief Executive Officer of NPD. Mr. Johnson has spent a substantial portion of his time on Media Metrix matters and Media Metrix anticipates that he will continue to do so. However, he will not be able to devote all of his time to Media Metrix' affairs. Mr. Johnson's other responsibilities could divert his attention from Media Metrix' affairs. Media Metrix' performance depends on its ability to retain and to motivate its key employees. Media Metrix does not have long-term employment agreements with any of its key personnel and Media Metrix does not maintain any "key person" life insurance policies.

MEDIA METRIX MAY FAIL TO INTEGRATE ACQUISITIONS.

     If appropriate opportunities present themselves, Media Metrix intends to acquire other complementary businesses, technologies, services or products. Media Metrix currently has no agreements, other than the merger agreement, to make any acquisitions, although Media Metrix continually evaluates acquisition opportunities that come to its attention. Media Metrix may not be able to complete future acquisitions successfully or to integrate an acquired entity with its current business. An acquisition may result in unforeseen operating difficulties and expenditures, and the anticipated benefits of the acquisition may not be realized. Acquisitions may also require significant management attention that would otherwise be available for ongoing development of its business.

     In connection with any acquisition, Media Metrix may:

     - issue additional equity securities which would dilute stockholder's interest in the company;

     - incur debt;

     - incur contingent liabilities; and

     - incur amortization expenses related to goodwill and other intangible assets.

MEDIA METRIX MAY NOT BE ABLE TO PROTECT AND ENFORCE ITS INTELLECTUAL PROPERTY RIGHTS.

     Media Metrix regards the protection of its patents, copyrights, service marks, trademarks and trade secrets as important to its future success. Media Metrix relies on a combination of patent, copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect its proprietary rights. Media Metrix has entered into confidentiality and invention assignment agreements with its employees and contractors, and nondisclosure agreements with parties Media Metrix does business with, in order to limit access to and disclosure of its proprietary information. However, these contractual arrangements or the other steps Media Metrix has taken may not be sufficient to protect Media Metrix' intellectual property from infringement or misappropriation. Moreover, others may independently develop similar or superior technologies.

     Media Metrix seeks to obtain the issuance of patents and the registration of its trademarks and service marks in the United States and in selected other countries. However, patents or trademark registrations may not be issued to Media Metrix with respect to pending or future applications, and Media Metrix' patents and trademarks may not be upheld as valid. Effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which Media Metrix' services are offered.

     Third parties may claim that Media Metrix' technologies infringe upon their proprietary rights. Media Metrix expects that the number of infringement claims in its market will increase as the number of services and competitors in its industry grows. These claims, whether meritorious or not, could:

     - be time-consuming;

     - result in costly litigation; and

     - require Media Metrix to enter into royalty or licensing agreements.

     Royalty or licensing agreements might not be available on terms Media Metrix finds acceptable or at all.

     Media Metrix' use of the brand name "Media Metrix" in Europe has been challenged by Mediametrie, S.A., a French company which measures audiences of various media. Rather than engage in a protracted dispute, Media Metrix has elected to have its European joint venture conduct business under the name "MMXI Europe." Mediametrie has also challenged its use of the domain name "mediametrix.com." Media Metrix cannot be sure that Media Metrix will not continue to have disputes with Mediametrie, S.A. or others regarding the use of its name internationally. Media Metrix may not be successful in reaching a settlement on terms acceptable to Media Metrix nor can Media Metrix predict the outcome of any dispute.

MEDIA METRIX RELIES ON TECHNOLOGY LICENSED FROM OTHERS.

     Media Metrix relies on technologies that Media Metrix licenses from third parties. Media Metrix cannot assure you that these licenses will not infringe on the proprietary rights of others. Moreover, these third-party technology licenses may not continue to be available to it on commercially reasonable terms, if at all. As a result, Media Metrix may need to obtain substitute technology of lower quality or performance standards or at greater cost.

MEDIA METRIX MAY BE EXPOSED TO POSSIBLE LIABILITY FOR SUPPLYING INACCURATE INFORMATION TO ITS CUSTOMERS.

     Media Metrix may face liability for information that Media Metrix supplies to customers if the information is inaccurate. The information in its databases, like that in any database, may contain inaccuracies that its customers may not accept. Dissatisfaction by its customers with its measurement methodology or databases would materially adversely affect Media Metrix' ability to attract new customers and retain existing customers. Any liabilities which Media Metrix may incur to its customers because of irregularities or inaccuracies in the data Media Metrix supplies to them could materially adversely affect its financial results.

MEDIA METRIX' PROPRIETARY RIGHTS MAY BE ADVERSELY AFFECTED BY ITS STRATEGIC PARTNERS.

     Media Metrix expects to license some of its proprietary rights to strategic partners in the course of its planned international expansion. While Media Metrix will attempt to ensure that the quality of its service is maintained by its strategic partners, Media Metrix cannot assure you that they will not take actions that might materially adversely affect the value of Media Metrix' proprietary rights or reputation.

MEDIA METRIX FACES RISKS RELATED TO STORAGE OF PERSONAL INFORMATION ABOUT ITS PANELISTS.

     Media Metrix does not attempt to capture information regarding its panelists' banking, credit card or password data. This information, however, may come into its possession. Media Metrix' panel data are released only in an aggregated format or in a form not identifiable on an individual basis. However, if someone penetrates its network security or otherwise misappropriates sensitive data about its panelists, Media Metrix could be subject to liability. These liabilities could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. They could also include claims for other misuses of personal information, as for unauthorized marketing purposes.

MEDIA METRIX FACES RISKS OF INDUSTRY INITIATIVES.

     Several key industry organizations, including the Internet Advertising Bureau, the Media Ratings Council, the Advertising Research Foundation and FAST Forward, have begun initiatives focusing on appropriate standards for Internet audience measurement. Media Metrix' products and services may ultimately not comply with recommended industry guidelines if Media Metrix determines that compliance would not be economically feasible or otherwise not consistent with its business strategy. To the extent that its measurement approach diverges from the course of action recommended by some or all of these trade groups, Media Metrix' business and financial results could be materially and adversely affected.

MEDIA METRIX FACES RISKS ASSOCIATED WITH POTENTIAL GOVERNMENTAL REGULATION.

     Media Metrix is currently not subject to direct federal, state or local regulation or laws or regulations applicable to the Internet, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted covering:

     - user privacy;

     - freedom of expression;

     - pricing;

     - content;

     - quality of products and services;

     - taxation;

     - advertising;

     - intellectual property rights; and

     - information security.

     The nature and effect of any proposed legislation or regulation cannot be fully determined. The adoption of any such legislation could dampen the growth in use of the Internet generally and decrease its acceptance as a communications, commercial and advertising medium. Any legislation which could have an adverse effect on the growth of the Internet could decrease the demand for Media Metrix' services.

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

THERE MAY BE LIMITS IMPOSED ON USES OF PERSONAL INFORMATION GATHERED VIA THE INTERNET.

     Several states have proposed legislation that would limit the uses of personal user information gathered via the Internet. These regulations have required proprietary online service and Web site owners to establish privacy policies. The Federal Trade Commission has also recently settled a proceeding with one online service regarding the manner in which personal information is collected from users and provided to third parties. Also, the European Union has enacted its own privacy regulations that may result in limits on the collection and use of user information. Because all of Media Metrix' panelists consent to the retrieval of their personal data, to date these regulations and proceedings have not impacted Media Metrix' operations. In addition, Media Metrix has adopted a privacy policy applying to the data it collects from its panelists. The Federal Trade Commission has recently begun to proceed against Internet-related companies which the Federal Trade Commission believes have not strictly abided by their stated personal information privacy policies. Media Metrix may also become subject to claims arising from the information collected or used by its subsidiary, AdRelevance, in generating data for advertising tracking services.

     Changes to existing laws or the passage of new laws intended to address these issues could, among other effects:

     - create uncertainty in the marketplace that could reduce demand for Media Metrix' services;

     - limit Media Metrix' ability to collect and to use data from its panels;

     - increase the cost of doing business as a result of litigation costs or increased service delivery costs; or

     - decrease the efficacy of Internet advertising.

MEDIA METRIX FACES UNCERTAINTY ABOUT ADDITIONAL FINANCING FOR ITS FUTURE CAPITAL NEEDS.

     If Media Metrix is unable to increase its revenues as anticipated, Media Metrix will need to raise additional funds. Media Metrix may need additional financing sooner if Media Metrix:

     - decides to expand faster than planned;

     - develops new or enhanced services or products ahead of schedule;

     - needs to respond to competitive pressures; or

     - needs to acquire for cash complementary products, businesses or technologies.

     If Media Metrix raises additional funds through the sale of equity or convertible debt securities, the value of its outstanding common stock may be diluted. Media Metrix may have to issue securities that have rights, preferences and privileges senior to its common stock. Media Metrix may not be able to raise additional funds on terms favorable to it or at all.

MEDIA METRIX' PRINCIPAL STOCKHOLDERS, EXECUTIVE OFFICERS AND DIRECTORS HAVE SUBSTANTIAL CONTROL OVER ITS AFFAIRS.

     Media Metrix' executive officers and directors and entities affiliated with them in the aggregate beneficially owned approximately 30.1% of the outstanding Media Metrix common stock as of August 10, 2000. In particular, The NPD Group, which is controlled by Tod Johnson, Media Metrix' Chairman and Chief Executive Officer, owns approximately 20% of the outstanding Media Metrix common stock.

     These stockholders acting together have the ability to exert substantial influence over all matters requiring the approval of the Media Metrix stockholders. These matters include the election and removal of directors and any merger, consolidation or sale of all or substantially all of Media Metrix' assets. In addition, they may substantially influence the management of Media Metrix' business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination.

THERE MAY BE VOLATILITY IN MEDIA METRIX' STOCK PRICE.

     Media Metrix' common stock, which is traded on the Nasdaq National Market, has experienced significant price and volume fluctuations. These fluctuations are likely to continue in the future. The market prices of the securities of Internet-related companies have been especially volatile. Some companies that have had volatile market prices for their securities have been subject to securities class action suits filed against them. If a suit were to be filed against Media Metrix, regardless of the outcome, it could result in substantial costs and a diversion of its management's attention and resources.

                           RISKS RELATING TO JUPITER

JUPITER MAY BE UNABLE TO ATTRACT AND RETAIN EXPERIENCED PERSONNEL.

     Jupiter's success depends in large part on the continued contributions of its senior management team, research analysts and sales representatives, and therefore, on Jupiter's ability to retain its existing management, research analysts and sales representatives and to increase the number of new research analysts and sales representatives that it hires. As of June 30, 2000, Jupiter had 68 research analysts and 107 sales representatives. Jupiter expects to increase its hiring of research analysts and sales representatives significantly in the next few years. Jupiter faces intense competition in hiring and retaining personnel from, among others, technology and Internet companies, market research and consulting firms, print and electronic publishing companies and financial services companies. Many of these firms have substantially greater financial resources than Jupiter does to attract and retain qualified personnel from a limited pool of attractive candidates. In addition, some people that Jupiter may attempt to hire could be subject to non-competition agreements that could impede its recruitment efforts.

RAPID GROWTH IN JUPITER'S BUSINESS COULD STRAIN ITS MANAGERIAL, OPERATIONAL AND FINANCIAL RESOURCES.

     The anticipated future growth of Jupiter's business will place a significant strain on its managerial, operational and financial resources. Jupiter had 142 employees at December 31, 1998, 270 employees at December 31, 1999 and 425 employees at June 30, 2000. Jupiter anticipates hiring a substantial number of research analysts, sales representatives and other employees in the foreseeable future to expand its product and service offerings and to expand its sales of such products and services. Jupiter may also continue to open additional offices in foreign countries. For example, Jupiter recently opened offices in Munich, Germany, Tokyo, Japan and Sydney, Australia. Furthermore, Jupiter recently signed a lease for a new facility in New York City where it plans to consolidate its current locations in New York City as well as provide for future growth. As Jupiter expands, it expects that it will need to continually improve its financial and managerial controls, billing systems, reporting systems and procedures. In addition, as Jupiter expands it will also need to increase its employee training efforts. If Jupiter is unable to manage its growth effectively, its business and financial results may suffer.

JUPITER HAS ONLY RECENTLY INTRODUCED MANY OF ITS PRODUCTS AND SERVICES.

     Jupiter has recently launched many of the research services that it offers. Additionally, a number of its conferences were first introduced in 2000. As a result, Jupiter has a limited operating history upon which you can evaluate its business and the products and services that Jupiter offers, including those products and services offered by its subsidiaries, Internet Research Group and Net Market Makers. Due to Jupiter's limited operating history, it is difficult or impossible for Jupiter to predict future results of operations. Moreover, due to Jupiter's limited operating history, any evaluation of its business and prospects must be made in light of the risks and uncertainties frequently encountered by companies in new and rapidly evolving markets such as Jupiter's. Many of these risks and uncertainties are discussed elsewhere in this section. Jupiter may not be successful in addressing these risks and uncertainties.

JUPITER HAS A HISTORY OF NET LOSSES WHICH MAY CONTINUE FOR THE FORESEEABLE
FUTURE.

     Jupiter has incurred substantial costs to create, market and distribute its products and services, to retain qualified personnel, including management, research analysts and sales representatives, and to grow its business. As a result, Jupiter incurred net losses of approximately $2.1 million in 1998 and $630,000 in 1999. As a percentage of total revenues, Jupiter's net losses equaled 14.5% in 1998 and 1.7% in 1999.

     Jupiter intends to invest heavily in new products and services, leasehold and technology improvements, new research and sales personnel and international expansion. Because of this, Jupiter will need to achieve significant revenue increases to achieve and maintain profitability. The number of clients for Jupiter's research products and services, as well as the number of attendees to its conferences, may grow more slowly than Jupiter anticipates or may even decrease in the future. In addition, although Jupiter recorded net income of approximately $3.0 million in the first six months of 2000, substantially all of which was attributable to a non-recurring gain from the sale of an investment, Jupiter may not be able to sustain or increase its profits on a quarterly or annual basis in the future.

JUPITER'S OPERATING RESULTS MAY FLUCTUATE IN FUTURE PERIODS.

     Jupiter's revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a variety of factors that are outside of Jupiter's control. These factors include, among others:

     - the level and timing of new business and renewals of subscriptions to Jupiter's research products and services;

     - changes in the market demand for research products or analysis regarding Internet commerce;

     - the levels of attendance at Jupiter's Internet conferences; and

     - the extent to which Jupiter experiences increased competition.

     These factors could affect Jupiter's quarterly as well as long-term financial results. In particular, changes in the demand for Jupiter's products, competition or the levels of attendance at Jupiter's Internet conferences each could have both short-term and long-term adverse effects on Jupiter's business.

     Jupiter's revenues, expenses and operating results may also fluctuate significantly in the future as a result of its business decisions. These decisions include, among others:

     - the timing of the introduction and marketing of Jupiter's new research products and services;

     - the timing of Jupiter's conferences;

     - changes in operating expenses; and

     - the timing of acquisitions and their impact on Jupiter's operations and operating results.

     The sales of Jupiter's research products and services and the success of Jupiter's conferences are difficult to forecast accurately. If Jupiter's revenues fall short of expectations, it may not be able to adjust its fixed expenses to compensate for this shortfall on a timely basis. Further, as a strategy for remaining competitive, Jupiter may have to make pricing, service or marketing decisions that could cause its business and financial results to suffer.

     Due to all the foregoing factors and other risks discussed in this section, you should not rely on quarter-to-quarter comparisons of Jupiter's results of operations as an indication of future performance.

JUPITER'S REVENUES ARE SUBSTANTIALLY DEPENDENT ON THE SALE OF ITS RESEARCH SERVICES.

     Jupiter's business and financial results are dependent on Jupiter's ability to attract and retain clients for its Research Services. In addition, Jupiter's business model assumes that it will be able to increase the level of research sales over time to Jupiter's existing clients. Revenues from the sale of Research Services, as a percentage of Jupiter's total revenues, were 41.9% in 1998, 60.7% in 1999 and 57.8% for the six months ended June 30, 2000. Jupiter's ability to attract and retain Research Services clients and its ability to increase sales to existing clients are subject to a number of risks, including the following:

     - Jupiter may be unsuccessful in delivering high-quality and timely research analysis to its clients;

     - Jupiter may be unsuccessful in anticipating and understanding market trends and the changing needs of its clients;

     - the use of the Internet as a medium for commerce, both in the United States and abroad, may not continue to grow as Jupiter currently anticipates;

     - Jupiter's marketing programs designed to attract and retain clients may not succeed; and

     - Jupiter may not be able to hire and retain a sufficiently large number of research and sales personnel in a very competitive job market.

JUPITER'S BUSINESS MAY SUFFER IF IT IS UNABLE TO ATTRACT ATTENDEES, SPONSORS AND EXHIBITORS TO ITS CONFERENCES.

     Jupiter's business and financial results depend in part on its ability to attract attendees, sponsors and exhibitors to its growing number of conferences. Revenues from conferences, as a percentage of Jupiter's total revenues, were 33.2% in 1998, 29.6% in 1999 and 36.0% for the six months ended June 30, 2000.
Jupiter may not be able to select topics for its conferences that potential attendees, sponsors and exhibitors will find timely and interesting. Jupiter also cannot assure you that its competitors will not produce conferences on similar topics or that Jupiter will continue to be able to attract prominent industry leaders to participate in its conferences. If Jupiter is unable to produce compelling events, if it faces increased competition for its conferences or if it is unable to attract prominent speakers, the growth of Jupiter's conference business will be hindered. Jupiter's business and financial results may also suffer if it is forced to cancel any conferences as a result of inclement weather or another unexpected event.

JUPITER'S BUSINESS MAY SUFFER IF IT PROVES UNABLE TO ANTICIPATE MARKET TRENDS OR IF IT FAILS TO PROVIDE INFORMATION THAT IS USEFUL TO ITS CLIENTS.

     Jupiter's success depends in large part on its ability to anticipate, research and analyze rapidly changing technologies and industries and on its ability to provide this information in a timely and cost-effective manner. If Jupiter is unable to continue to provide credible and reliable information that is useful to companies engaged in online commerce, or to provide this information in a timely manner, Jupiter's business and financial results may suffer.

     Jupiter's research products and services, as well as its conferences, focus on Internet commerce. Internet commerce is relatively new and is undergoing frequent and dramatic changes, including the introduction of new products and the obsolescence of others, shifting business strategies and revenue models, the formation of numerous new companies and high rates of growth. Because of these rapid and continuous changes in the Internet commerce markets, Jupiter faces significant challenges in providing timely analysis and advice. Many of the industries and areas on which Jupiter focuses are relatively new, and it is very difficult to provide predictions and projections as to the future marketplace, revenue models and competitive factors. In addition, many companies have not embraced the use of the Internet as a medium for commerce and are unclear as to how to allocate corporate resources effectively. As a result, some companies may conclude that Jupiter's research products are not useful to their businesses. Further, the need to continually update Jupiter's research requires the commitment by Jupiter of substantial financial and personnel resources.

     If Jupiter's predictions or projections prove to be wrong, or if Jupiter is unable to continually update its information, Jupiter's reputation may suffer and demand for its research products and services may decline. In addition, if companies do not agree with Jupiter's analysis of market trends and the areas on which Jupiter chooses to focus its efforts, Jupiter's business and financial results may suffer.

JUPITER FACES INTENSE COMPETITION IN PROVIDING ITS RESEARCH PRODUCTS AND SERVICES, AS WELL AS IN PRODUCING CONFERENCES, AND SUCH COMPETITION IS LIKELY TO INCREASE IN THE FUTURE.

     Jupiter may not be able to compete successfully against current or future competitors, and the competitive pressures that it faces may cause Jupiter's business and financial results to suffer. Jupiter's principal current competitor is Forrester Research, Inc. In 1999, Gartner Group, Inc., a large holder of Jupiter common stock, began competing directly in providing research products related to Internet commerce. Although Gartner Group has not been actively involved in Jupiter's day-to-day operations since it first invested in Jupiter in October 1997, Jupiter has provided it with select confidential and proprietary data. As a result, Gartner Group could use this confidential and proprietary data in developing and marketing competing products and services. A number of other companies compete with Jupiter in providing research and analysis related to a specific industry or geographic area. In addition, Jupiter's competitors include information technology research firms, business consulting and accounting firms, electronic and print publishing companies and equity analysts employed by financial services companies.

     Jupiter's ability to compete both in the United States and abroad depends upon many factors, many of which are outside of its control. Jupiter believes that the primary competitive factors determining success in its markets include the quality and timeliness of its research and analysis, its ability to offer products and services that meet the changing needs of its customers, the prices it charges for its various research products and general economic conditions.

     Jupiter expects competition to increase because of the business opportunities presented by the growth of Internet commerce around the world. Competition may also intensify as a result of industry consolidation, because the markets in which Jupiter operates face few substantial barriers to entry or because some of Jupiter's competitors may provide additional or complementary services, such as consulting services. Increased competition may result in reduced operating margins, loss of market share and diminished value in Jupiter's products and services, as well as different pricing, service or marketing decisions.

     Jupiter's current and potential competitors include companies that may have greater financial, information gathering and marketing resources than Jupiter has. This may allow them to devote greater resources than Jupiter can to the promotion of their brand and to the development and sale of their products and services. Jupiter may not be able to compete successfully against current and future competitors.

JUPITER COULD FACE ADDITIONAL RISKS AND CHALLENGES IF IT CONTINUES TO EXPAND INTERNATIONALLY.

     Jupiter's business plan calls for accelerated international growth. For example, Jupiter recently opened offices in Munich, Germany, Tokyo, Japan and Sydney, Australia. Expansion into new geographic territories requires considerable management and financial resources and may negatively impact Jupiter's near-term results of operations.

     Jupiter's current international operations, as well as any future international operations, are subject to numerous challenges and risks, including, but not limited to, the following:

     - political and economic conditions in various jurisdictions;

     - fluctuations in currency exchange rates;

     - tariffs and other trade barriers;

     - adverse tax consequences; and

     - difficulties in protecting intellectual property rights in international jurisdictions.

     Jupiter also relies on local distributors in various countries, including Singapore, Brazil, China, Taiwan, South Korea and Israel, to distribute its Research Services. If any of these distribution arrangements are terminated, Jupiter may not be able to replace the terminated arrangement with an equally beneficial arrangement. Jupiter also intends to enter into additional distribution arrangements in

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

other countries, but it may not be able to do so on acceptable terms. Jupiter's receipt of revenues from these distribution arrangements may also be dependent on factors which are beyond its control, including the efforts of the distributors.

JUPITER'S BUSINESS MAY SUFFER IF THE USE OF THE INTERNET AS A COMMERCIAL MARKETPLACE DOES NOT CONTINUE TO GROW.

     Because Jupiter focuses solely on Internet commerce, Jupiter's future success depends on the continued development and acceptance of the Internet as a viable commercial medium. However, the continued development and acceptance of the Internet as a widely-used medium for commerce and communication is uncertain. A number of factors could prevent such continued development and acceptance, including the following:

     - unwillingness of companies and consumers to shift their purchasing from traditional vendors to online vendors;

     - security and authentication concerns with respect to the transmission of confidential information, such as credit card numbers, over the Internet;

     - privacy concerns, including those related to the ability of Web sites to gather user information without the user's knowledge or consent; and

     - significant uncertainty about the demand and market acceptance for Internet advertising and the lack of standards to measure the effectiveness of Internet advertising.

LAWS AND REGULATIONS COULD SLOW THE GROWTH OF THE INTERNET AND NEGATIVELY AFFECT THE ACCEPTANCE OF THE INTERNET AS A COMMERCIAL MEDIUM.

     Laws and regulations regarding Internet companies and commercial transactions conducted over the Internet could slow the growth in use of the Internet generally and decrease the acceptance of the Internet as a commercial medium. For example, as the popularity and use of the Internet increases, it is possible that a number of laws and regulations may be adopted in the United States or in other countries covering issues such as taxation, intellectual property matters, advertising and other areas. Jupiter cannot predict the impact, if any, that future laws or regulations may have on its business.

JUPITER'S BUSINESS MAY SUFFER IF JUPITER IS UNABLE TO MAINTAIN OR ENHANCE AWARENESS OF THE JUPITER BRAND OR IF JUPITER INCURS EXCESSIVE EXPENSES ATTEMPTING TO PROMOTE THE JUPITER BRAND.

     Jupiter expects to expand its marketing activities to promote and strengthen the Jupiter brand. Promoting and strengthening the Jupiter brand is critical to Jupiter's efforts to attract and retain clients for its research products, as well as to increase attendance at its conferences. Jupiter believes that the importance of brand recognition will likely increase due to the increasing number of competitors entering Jupiter's markets. In order to promote the Jupiter brand, in response to competitive pressures or otherwise, Jupiter may find it necessary to increase its marketing budget, hire additional marketing and public relations personnel or otherwise increase its financial commitment to creating and maintaining brand loyalty among its clients. If Jupiter fails to effectively promote and maintain the Jupiter brand, or incurs excessive expenses attempting to promote and maintain the Jupiter brand, its business and financial results may suffer.

JUPITER FACES POTENTIAL LIABILITY FOR INFORMATION THAT IT PUBLISHES, PROVIDES AT CONFERENCES OR DISSEMINATES THROUGH ITS RESEARCH ANALYSTS.

     As a publisher and distributor of original research, market projections and trend analyses, Jupiter faces potential liability based on a variety of theories, including defamation, negligence, copyright or trademark infringement, and other legal theories based on the nature, publication or distribution of this information. Claims of this kind, whether brought in the United States or abroad, would likely divert management time and attention and could result in significant cost to investigate and defend, regardless of the merit of any of these claims. The filing of any claims of this kind may also damage Jupiter's reputation as a high-quality provider of unbiased, timely analysis and result in client cancellations or overall decreased demand for its products and services. In addition, if Jupiter becomes subject to these types of claims and is not successful in its defense, it may be forced to pay substantial damages. Jupiter's insurance may not adequately protect it against these claims.

DISRUPTION OF JUPITER'S WEB SITE DUE TO SECURITY BREACHES AND SYSTEM FAILURES COULD HARM JUPITER'S BUSINESS AND RESULT IN CLIENT CANCELLATIONS.

     Jupiter's infrastructure and the infrastructure of Jupiter's service providers are vulnerable to security breaches, computer viruses or similar disruptive problems. These systems are also subject to telecommunications failures, power loss and various other system failures. Any of these occurrences, whether intentional or accidental, could lead to interruptions or disruptions in the general operation of Jupiter's business. In addition, any of these occurrences could also lead to interruptions, delays or cessation of operation of Jupiter's Web site, which provides access to and distribution of many of Jupiter's research products and services. For example, many Jupiter Research Services clients pay Jupiter so that their employees can read Jupiter's research solely on Jupiter's Web site. As a result, providing unimpeded access to Jupiter's Web site is critical to servicing Jupiter's clients and providing superior customer service. Jupiter's inability to provide continuous access to its Web site could cause some of its clients to discontinue purchasing Jupiter's research products and services, prevent or deter some people from purchasing Jupiter's research products and services and harm its business reputation.

JUPITER MAY NOT BE ABLE TO PROTECT AND ENFORCE ITS INTELLECTUAL PROPERTY RIGHTS.

     Jupiter provides its proprietary research products to hundreds of different companies throughout the world, including some companies that compete with Jupiter in some manner. As a result, any protective steps Jupiter has taken may be inadequate to protect its intellectual property and to deter misappropriation of the original research and analysis that Jupiter develops. Jupiter also may be unable to detect the unauthorized use of its intellectual property or take appropriate steps to enforce its intellectual property rights. Moreover, effective trademark, copyright and trade secret protection may not be available in every country in which Jupiter offers its research products and services to the extent these protections are available in the United States.

     Jupiter's failure to adequately protect its intellectual property, either in the United States or abroad, could harm the Jupiter brand or its trademarks, devalue its proprietary research and analysis and affect its ability to compete effectively. Defending its intellectual property rights could result in the expenditure of significant financial and managerial resources, which could harm its financial results.

     Furthermore, other parties may assert claims against Jupiter that Jupiter has misappropriated a trade secret or infringed a patent, copyright, trademark or other proprietary right belonging to them. Any infringement or related claims, even if not meritorious, could be costly and time consuming to litigate, may distract management from other tasks of operating the business and may result in the loss of significant rights and the loss of Jupiter's ability to operate its business.

JUPITER MAY NOT BE ABLE TO SUCCESSFULLY MAKE OR INTEGRATE ACQUISITIONS OF OTHER COMPANIES, SERVICES OR PRODUCTS.

     Jupiter has limited experience in acquiring other companies, services or products. Although it has no present agreement, other than the merger agreement, relating to any acquisition, it may make other acquisitions in the future. However, Jupiter may not be able to complete future acquisitions successfully or to integrate an acquired entity with its current business. In addition, the key personnel of the acquired company may decide not to work for Jupiter. If Jupiter makes other types of acquisitions, it could have difficulty assimilating the acquired services or products. These difficulties could disrupt its current business, distract its management and employees, increase its expenses and adversely affect its financial results.

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

Furthermore, Jupiter may incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to its existing stockholders' interests.

JUPITER IS DEPENDENT ON KEY MANAGEMENT PERSONNEL FOR ITS FUTURE SUCCESS.

     Jupiter's future success will depend in part on the continued service of a number of key management personnel. Jupiter does not carry key person life insurance on any of its management personnel. The loss of key management personnel, in particular Gene DeRose, its Chief Executive Officer, or Kurt Abrahamson, its President and Chief Operating Officer, could harm its business and financial results.

FUTURE SALES OF JUPITER COMMON STOCK MAY NEGATIVELY AFFECT JUPITER'S STOCK
PRICE.

     Sales of a substantial number of shares of Jupiter common stock in the public market could cause the market price of its common stock to decline and could impair its ability to raise additional capital through the sale of equity securities.

JUPITER STOCK HAS EXPERIENCED, AND MAY CONTINUE TO EXPERIENCE PRICE AND VOLUME FLUCTUATIONS.

     The market price of Jupiter common stock has fluctuated in the past and is likely to continue to be highly volatile and could be subject to wide fluctuations. In addition, the market prices of the securities of Internet-related companies have been especially volatile. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors may materially adversely affect the market price of Jupiter common stock regardless of Jupiter's actual operating performance. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. Any securities class action litigation, it could result in substantial costs and divert the attention and resources of Jupiter's management.

JUPITER CANNOT PREDICT FUTURE CAPITAL NEEDS, AND IT MAY NOT BE ABLE TO SECURE ADDITIONAL FINANCING.

     Jupiter may need to raise additional funds in the future to fund its operations, to expand or enhance the range of products and services it offers or to respond to competitive pressures and/or perceived opportunities. Jupiter cannot be sure that additional financing will be available on terms favorable to it, or at all. If adequate funds are not available when required or on acceptable terms Jupiter may be forced to cease its operations, and even if it were able to continue its operations, its business and financial results may suffer.

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

                       THE SPECIAL STOCKHOLDERS MEETINGS

TIME AND PLACE OF THE SPECIAL MEETINGS; MATTERS TO BE CONSIDERED

     Media Metrix. The Media Metrix special stockholders meeting will be held on Wednesday, September 20, 2000 at 9:00 am, local time, at the offices of Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, 29th Floor, New York, New York 10004. At the Media Metrix special stockholders meeting, stockholders of Media Metrix will vote on a proposal to approve amendments to Media Metrix' charter changing the name of Media Metrix to Jupiter Media Metrix, Inc. and increasing the number of shares of common stock Media Metrix is authorized to issue from 60,000,000 to 150,000,000, and on a proposal to approve the issuance of shares in connection with the merger. On August 10, 2000, there were 15,637,090 shares of Jupiter common stock issued and outstanding. Assuming there are no additional issuances of Jupiter common stock before the merger, approximately 14.7 million shares of Media Metrix common stock will be issued in the merger.

     The Media Metrix stockholders are also being asked to approve amendments to the Media Metrix 2000 Equity Incentive Plan and the 2000 Employee Stock Purchase Plan to increase the number of shares available for issuance under these plans. The proposed amendments are described in greater detail in the sections called "Amendment of the Media Metrix 2000 Equity Incentive Plan" at page 72 and "Amendment of the Media Metrix 2000 Employee Stock Purchase Plan" at page 79.

     THE MEDIA METRIX BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF MEDIA METRIX VOTE "FOR" EACH OF THE PROPOSALS BEING PRESENTED TO THEM.

     Jupiter. The Jupiter special stockholders meeting will be held on Wednesday, September 20, 2000 at 8:30 am, local time, at the offices of Brobeck, Phleger & Harrison LLP, 1633 Broadway, 46th Floor, New York, New York 10019. At the Jupiter special stockholders meeting, stockholders of Jupiter will vote on a proposal to adopt the merger agreement, thereby approving the merger. THE JUPITER BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF JUPITER VOTE "FOR" THE ADOPTION OF THE MERGER AGREEMENT.

VOTES REQUIRED

     Media Metrix. The affirmative vote of the holders of a majority of the outstanding shares of Media Metrix common stock entitled to vote is required to approve the proposal to amend Media Metrix' charter to change the name of Media Metrix and to increase the number of shares of common stock Media Metrix is authorized to issue. The affirmative vote of the holders of a majority of the total number of shares of Media Metrix common stock present in person or by proxy at the Media Metrix special stockholders meeting is required to approve the issuance of shares in connection with the merger and the amendments to the two Media Metrix employee stock plans. If the proposal to amend the charter is not approved, the merger cannot proceed because Media Metrix does not presently have enough shares available to issue in the merger. If you abstain or fail to vote your shares on that proposal, it will have the same effect as voting against that proposal and the merger.

     On August 10, 2000, Media Metrix directors and executive officers and entities affiliated with them beneficially owned 5,980,537 shares of Media Metrix common stock, including 260,987 shares which may be acquired upon exercise of options within 60 days. These shares represented approximately 30.1% of the outstanding shares of Media Metrix common stock. Each of the directors and executive officers of Media Metrix has indicated that he or she intends to vote in favor of each of the proposals to be voted on at the Media Metrix special stockholders meeting.

     Four Media Metrix stockholders, including one affiliate of Media Metrix whose 4,097,056 shares are included in the 5,980,537 share number referred to in the preceding paragraph, have entered into a voting agreement with Jupiter in which they have agreed to vote all 7,106,269 of their shares of Media Metrix

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

common stock in favor of the proposals required to complete the merger. These shares represented approximately 36% of the outstanding shares of Media Metrix common stock.

     Jupiter. The affirmative vote of the holders of a majority of the outstanding shares of Jupiter common stock entitled to vote is required to adopt the merger agreement. If you abstain or fail to vote your shares on this proposal, it will have the same effect as voting against adoption of the merger agreement.

     On August 10, 2000, Jupiter directors and executive officers beneficially owned 3,866,401 shares of Jupiter common stock, including 282,409 shares which may be acquired upon exercise of options within 60 days. These shares represented approximately 24.7% of the outstanding shares of Jupiter common stock. Each of the directors and executive officers of Jupiter has indicated that he or she intends to vote for the adoption of the merger agreement.

     Three Jupiter stockholders, including two directors whose 3,379,736 shares are included in the 3,866,401 share number referred to in the preceding paragraph, have entered into a voting agreement with Media Metrix in which they have agreed to vote all 4,125,071 of their shares of Jupiter common stock in favor of adoption of the merger agreement. These shares represented approximately 26% of the outstanding shares of Jupiter common stock.

RECORD DATE; QUORUM

     Media Metrix. Only holders of record of Media Metrix common stock at the close of business on August 10, 2000 are entitled to receive notice of and vote at the Media Metrix special stockholders meeting. As of August 10, 2000, there were 19,873,949 shares of Media Metrix common stock entitled to vote, held by 406 holders of record. Each share of Media Metrix common stock is entitled to one vote. Holders of a majority of the outstanding shares of Media Metrix common stock entitled to vote, present in person or represented by proxy, will constitute a quorum for the transaction of business at the Media Metrix special stockholders meeting.

     We will have a list of Media Metrix stockholders entitled to vote at the Media Metrix special stockholders meeting available during normal business hours at the offices of Media Metrix, Inc., 250 Park Avenue South, New York, New York 10003, for the ten day period before the Media Metrix special stockholders meeting, and also at the special stockholders meeting.

     Jupiter. Only holders of record of Jupiter common stock at the close of business on August 10, 2000 are entitled to receive notice of and vote at the Jupiter special stockholders meeting. As of August 10, 2000, there were 15,637,090 shares of Jupiter common stock entitled to vote, held by 78 holders of record. Each share of Jupiter common stock is entitled to one vote. Holders of fifty percent of the outstanding shares of Jupiter common stock entitled to vote, present in person or represented by proxy, will constitute a quorum for the transaction of business at the Jupiter special stockholders meeting.

     We will have a list of Jupiter stockholders entitled to vote at the Jupiter special stockholders meeting available during normal business hours at the offices of Jupiter, 627 Broadway, New York, New York 10012, for the ten day period before the Jupiter special stockholders meeting, and also at the special stockholders meeting.

HOW PROXIES WILL BE VOTED AT THE SPECIAL STOCKHOLDERS MEETINGS

     Shares represented by a proxy will be voted at the special stockholders meetings as specified in the proxy. Properly executed proxies that do not contain voting instructions will be voted "FOR" each of the proposals to be considered at the special stockholders meetings.

TREATMENT OF ABSTENTIONS AND BROKER NON-VOTES

     Abstentions. If you submit a proxy that indicates an abstention from voting on any of the proposals being submitted to stockholders for a vote, your shares will be counted as present for purposes of

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

determining the existence of a quorum, but they will not be voted on the proposal or proposals as to which you are abstaining from voting.

     In the case of Media Metrix, an abstention from voting on a proposal will have the same effect as a vote against that proposal. In the case of Jupiter, an abstention from voting on the adoption of the merger agreement will have the same effect as a vote against adoption of the merger agreement.

     Broker Non-Votes. Under NASD rules, your broker cannot vote your shares of Media Metrix common stock or your shares of Jupiter common stock without specific instructions from you.

     If you do not provide instructions with your proxy, your bank or broker may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a broker is not voting your shares is referred to as a "broker non-vote." Broker non-votes will be counted for the purpose of determining the existence of a quorum, but will not be voted on any proposal being submitted to stockholders.

     In the case of Media Metrix, a broker non-vote will have the same effect as a vote against each of the proposals being submitted to Media Metrix stockholders. In the case of Jupiter, a broker non-vote will have the same effect as a vote against adoption of the merger agreement.

HOW TO REVOKE A PROXY

     Your grant of a proxy on the enclosed proxy card does not prevent you from voting in person at your stockholders meeting, which would automatically revoke your proxy. If your shares are held in the name of your broker, bank or other nominee and you wish to vote at the stockholders meeting, you will need to obtain a proxy from the institution that holds your shares.

     In addition, a Media Metrix stockholder may revoke a proxy at any time before it is voted at the Media Metrix special stockholders meeting by delivering a later dated signed proxy or a written notice of revocation to Gail
A. Balcerzak, General Counsel and Secretary of Media Metrix, 250 Park Avenue South, New York, New York 10003.

     A Jupiter stockholder may revoke a proxy at any time before it is voted at the Jupiter special stockholders meeting by delivering a later dated signed proxy or a written notice of revocation to Jean K. Robinson, Secretary of Jupiter, 627 Broadway, New York, New York 10012.

SOLICITATION OF PROXIES

     We will each bear the cost of soliciting proxies from our own holders of common stock, except that the cost of printing and mailing this joint proxy statement/prospectus to our stockholders is being shared by us equally. In addition to solicitation by mail, our directors, officers and employees may solicit proxies from holders of common stock by telephone, in person or through other means. We will not compensate these people for this solicitation, but we will reimburse them for reasonable out-of-pocket expenses they have in connection with this solicitation. We will also arrange for brokerage firms, fiduciaries and other custodians to send solicitation materials to the beneficial owners of shares held of record by those persons. We will reimburse these brokerage firms, fiduciaries and other custodians for their reasonable out-of-pocket expenses.

APPRAISAL RIGHTS

     Both Media Metrix and Jupiter are organized under Delaware law. Under Delaware law, neither Media Metrix' nor Jupiter's stockholders have a right to receive the appraised value of their shares in connection with the merger.

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

                                   THE MERGER

GENERAL

     The merger agreement provides for the merger of a wholly owned subsidiary of Media Metrix with and into Jupiter. As a result of the merger, Jupiter will become a wholly owned subsidiary of Media Metrix. Jupiter stockholders will receive 0.946 of a share of Media Metrix common stock for each share of Jupiter common stock they own, and Media Metrix will be renamed Jupiter Media Metrix, Inc.

     On June 26, 2000, the last trading day before we publicly announced the merger, the closing price of Media Metrix common stock was $28.25. Had the merger then taken place, each share of Jupiter common stock would have been converted into 0.946 of a share of Media Metrix common stock with a value of approximately $26.72. This represented a premium of 16.2% over the closing price of Jupiter common stock on that day. When we complete the merger, the value you receive for your Jupiter common stock may be more or less than this amount depending on the market value of Media Metrix common stock at that time.

     As a result of the merger, former Jupiter stockholders will own approximately 45%, and Media Metrix stockholders immediately before the merger will own approximately 55%, of Jupiter Media Metrix. These percentages are based on the number of shares of Media Metrix common stock and Jupiter common stock outstanding on June 26, 2000 on a fully diluted basis.

     The discussion in this joint proxy statement/prospectus of the merger and the description of the principal terms of the merger agreement and the merger are summaries only. You should refer to the merger agreement for the details of the merger and the terms of the merger agreement. We have attached a copy of the merger agreement to this joint proxy statement/prospectus as Annex A. Please see "The Merger Agreement" on page 61 for a discussion of the terms of the merger agreement.

BACKGROUND OF THE MERGER

     In January 2000, Tod Johnson, Chairman and Chief Executive Officer of Media Metrix, and Gene DeRose, Chairman and Chief Executive Officer of Jupiter, participated in an investor conference where each saw the other's presentation of his company's business model. Later that month, Mary Ann Packo, Media Metrix' President and Chief Operating Officer, and Gene DeRose met to discuss a possible strategic alliance between Media Metrix and Jupiter. Over the course of the conversation, the possibility of a merger between the two companies was addressed but not pursued.

     In March 2000, Tod Johnson and Mary Ann Packo met with Gene DeRose and Kurt Abrahamson, Jupiter's President and Chief Operating Officer, to discuss the possible forms of a strategic alliance between the two companies. During March and early April 2000, managements of both companies continued to negotiate the terms of the strategic alliance.

     In early April 2000, Mr. DeRose and Mr. Johnson agreed to change the focus of their discussions to whether a business combination presented an attractive opportunity for both companies, and agreed to engage in discussions on how such a transaction could be structured. On April 18, 2000, Media Metrix and Jupiter entered into a confidentiality agreement covering the exchange of information between them. On April 20, 2000, Mr. Johnson and Mr. DeRose met to discuss the basic terms of the transaction. Mr. Johnson proposed a stock-for-stock merger of equals in which Mr. Johnson would remain the Chairman and Chief Executive Officer of the combined enterprise and Mr. DeRose would serve as the President of the combined enterprise.

     In conjunction with the initial discussions, the companies began consulting with various financial and legal advisors about issues raised in the discussions among their executives. Media Metrix retained Thomas Weisel Partners LLC as its financial advisor and retained Fried, Frank, Harris, Shriver & Jacobson and Fulbright & Jaworski L.L.P. as its legal counsel. Jupiter retained Morgan Stanley & Co. Incorporated as its financial advisor and retained Brobeck, Phleger & Harrison LLP as its legal counsel. Working with these advisors, Media Metrix and Jupiter began conducting their due diligence investigations using publicly
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

available materials and began analyses of a possible combination. These consultations continued throughout the remaining merger discussions.

     Following the April 20, 2000 meeting between Tod Johnson and Gene DeRose, Mary Ann Packo and Thomas Lynch, Chief Financial Officer of Media Metrix, had several telephone conversations and meetings with Kurt Abrahamson and Jean Robinson, the Chief Financial Officer of Jupiter, to discuss the structure and implementation of a stock-for-stock merger of Media Metrix and Jupiter, and to conduct due diligence on each other's company.

     On May 8, 2000, Mr. Johnson and Mr. DeRose met to further discuss the strategic rationale for a merger, the appropriate exchange ratio and the governance and management structure of the resulting entity. The discussions remained at a general level, and no agreement regarding the specific terms of a possible stock-for-stock merger was reached. Following the May 8, 2000 meeting, Mr. Johnson and Mr. DeRose engaged in numerous telephone discussions concerning a potential merger.

     On May 25, 2000, representatives of Media Metrix and Jupiter, including their legal and financial advisors, met at the offices of Morgan Stanley to discuss possible terms for a potential merger, to coordinate the logistics of conducting the diligence process and to discuss a schedule for additional discussions between the parties. During the meeting, senior management of the two companies discussed their businesses and operations in greater detail and Mr. Johnson and Mr. DeRose discussed, but did not agree to, an appropriate exchange ratio for the merger and a governance and management structure for the combined enterprise.

     Following May 25, 2000, senior management of both companies held numerous discussions regarding various business, financial, operational and technical issues involved in combining the companies. Also during this period, members of both boards held several informal conference calls with senior management of their company to update board members on the status of negotiations.

     On May 31, 2000, there was another meeting between Mr. Johnson and Mr. DeRose. During that meeting, there were again discussions, but no agreement, about an appropriate exchange ratio and a governance and management structure for the combined enterprise.

     On June 1, 2000, a draft merger agreement and other draft transaction documents were distributed by Fried, Frank, Harris, Shriver & Jacobson.

     On June 5, 2000, Jupiter's board of directors held a telephonic meeting to discuss, among other things, the proposed merger with Media Metrix. Mr. DeRose summarized Media Metrix' business, as well as the recent history of Jupiter's negotiations with Media Metrix. Jupiter's board held an extensive discussion regarding the relative merits and risks of the potential merger, including the valuation and volatility risks relating to Media Metrix' stock and the likely timing of, and the risks which could delay or prevent, closing the transaction.

     As had been mutually agreed earlier that week, on June 8, 2000, Jeff Ballowe, a member of Jupiter's board of directors, spoke with Mr. Johnson regarding the transaction. On the same day, Robert Kavner, also a member of Jupiter's board of directors, spoke with William W. Helman, a member of Media Metrix' board, regarding the transaction. On June 9, 2000, Mr. Johnson and Mr. DeRose spoke by telephone to discuss the principal terms of the transaction. Mr. Johnson and Mr. DeRose discussed the ratio for exchanging shares of Jupiter common stock for shares of the combined enterprise, which would be a fixed ratio, and the relative ownership by each company's stockholders of the combined enterprise immediately after the merger. Mr. Johnson and Mr. DeRose agreed in principle on other principal terms of the merger, subject to the completion of due diligence, negotiation of the definitive agreements, and approval of each company's board of directors.

     Following June 9, 2000, Media Metrix, Jupiter and their respective advisors intensified due diligence activities, communications coordination and preparation of definitive documentation. Commencing on June 21, 2000 and continuing throughout the following five days, representatives of Media Metrix and

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

Jupiter and their respective advisors met to complete due diligence, negotiate the merger agreement and related agreements, and plan and prepare for the announcement of the merger.

     On June 24, 2000, the board of directors of Media Metrix met at the offices of Thomas Weisel Partners to consider the proposed transaction. At this meeting, Mr. Johnson and other members of management reviewed the transaction with the board, including the strategic reasons for the proposed transaction, the principal terms of the proposed transaction, a financial review of the proposed transaction, a review of Jupiter's financial condition and business operations and the results of Media Metrix' due diligence review.

     Media Metrix' internal legal counsel and representatives of Fried, Frank, Harris, Shriver & Jacobson discussed the principal terms of the merger agreement and related documents. Representatives of Thomas Weisel Partners presented to Media Metrix' board of directors its analyses of the strategic rationale for the proposed business combination and its financial analysis of the proposed transaction. The board of directors of Media Metrix scheduled a second meeting for June 26, 2000, to give management the opportunity to resolve all remaining open issues and report to the board.

     On June 26, 2000, the board of directors of Jupiter held a special telephonic meeting to consider the proposed transaction. At this meeting, Mr. DeRose and other members of management reviewed the transaction with the board, including the strategic reasons for the proposed transaction and the principal financial and other terms of the proposed transaction. They also reviewed Media Metrix' financial condition and business operations and the results of Jupiter's due diligence investigations.

     Jupiter's internal legal counsel and representatives from Brobeck, Phleger & Harrison LLP outlined the directors' legal duties and responsibilities in connection with considering the merger and discussed the principal terms of the merger agreement and related documents. Representatives of Morgan Stanley presented to Jupiter's board its analyses of the strategic rationale for the proposed business combination and its financial analysis of the proposed merger.

     Mr. DeRose and other members of management then described to the board the resolution Jupiter had reached with Media Metrix on various open issues. Morgan Stanley delivered its oral opinion to the board to the effect that, based on the assumptions made, matters considered and limits of its review, as set forth in its opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Jupiter stockholders. Following these presentations, Jupiter's board engaged in a discussion of the terms of the proposed merger, including the strategic benefits of the combination, the terms and conditions of the proposed merger agreement and the analyses and opinion of Morgan Stanley. Following the discussion, the board of directors of Jupiter unanimously approved the merger agreement and the related agreements and the transactions contemplated by those agreements, declared them advisable, and resolved to recommend that Jupiter stockholders vote in favor of the merger agreement.

     The Media Metrix board of directors met on June 26, 2000 at Media Metrix' offices. Mr. Johnson and other members of management presented the board with the resolution reached on the various open issues. In addition, Thomas Weisel Partners delivered its oral opinion to the board that the 0.946 exchange ratio was fair, from a financial point of view, to Media Metrix. Upon completing its deliberations, the board of directors of Media Metrix unanimously approved the merger agreement and the related agreements and the transactions contemplated by those agreements, declared them advisable, and resolved to recommend that Media Metrix' stockholders vote in favor of the charter amendment and the issuance of Media Metrix common stock in the merger.

     After negotiation of the final terms of the merger agreement and related agreements, representatives of Media Metrix and representatives of Jupiter signed the agreements. In addition, certain stockholders of Media Metrix entered into voting agreements with Jupiter in which they agreed to vote all of their shares of Media Metrix common stock in favor of adoption of the charter amendment and common stock issuance, and certain stockholders of Jupiter entered into voting agreements with Media Metrix in which they agreed to vote all of their shares of Jupiter common stock in favor of adoption of the merger agreement.

     On the morning of June 27, 2000, Media Metrix and Jupiter issued a joint press release announcing the signing of the merger agreement.

     On August 10, 2000 Media Metrix and Jupiter signed an amendment to the merger agreement changing the number of Jupiter designees and Media Metrix designees that would be assigned to class 1 and class 2 of the board of directors of Jupiter Media Metrix upon the closing of the merger. The total number of Jupiter designees and Media Metrix designees to the Jupiter Media Metrix board of directors was not changed. In addition, the amendment increases the required vote under the bylaws from a majority to 66 2/3% of the entire board of directors to amend the bylaw provision relating to the replacement of a director designee.

REASONS FOR THE MERGER; RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

     Media Metrix. The Media Metrix board of directors has unanimously approved the merger agreement, the merger, the amendment to Media Metrix' charter to increase the number of authorized shares and the proposed issuance of Media Metrix common stock in the merger, has determined that each of the above is in the best interest of Media Metrix and its stockholders, and recommends that the stockholders of Media Metrix vote "FOR" each of the proposals required to complete the merger. In reaching its determination, the Media Metrix board of directors consulted with Media Metrix management, as well as Thomas Weisel Partners and Fried, Frank, Harris, Shriver & Jacobson, and considered the following important factors that supported the board's recommendation:

     - that the merger should create the definitive leader in Internet information services, with a combined product portfolio that would provide businesses with a comprehensive suite of resources to understand and profit from the Internet;

     - that the merger should allow the combined enterprise to benefit, over the long term, from increased financial strength and more alternatives in the financial markets as compared to either company on a stand-alone basis, and this should enable the combined enterprise to compete more effectively in the rapidly growing and changing Internet measurement and analysis businesses;

     - that the companies' common vision, intellectual resources, proven research methodologies and seasoned management teams should enable the combined enterprise to launch new business initiatives that anticipate and meet the accelerating demand for insight into emerging markets, untapped regions, new technologies, and future industries;

     - that the combined enterprise would bring together unique research methodologies and people producing high quality and innovative products and services;

     - that the combined enterprise should be able to take advantage of cross-selling opportunities, joint-product development, further international expansion and other new business initiatives;

     - that the merger is expected to be immediately accretive to Media Metrix' cash flow and earnings from operations.

     In its deliberations, the Media Metrix board carefully considered a number of factors, including the anticipated benefits of the business combination described above and the following additional factors:

     - the presentation Thomas Weisel Partners made at the June 24, 2000 meeting of the Media Metrix board of directors, and the opinion of Thomas Weisel Partners, given at the June 26, 2000 meeting of the board, to the effect that, as of June 26, 2000, and subject to the assumptions, qualifications and limitations expressed therein, the exchange ratio was fair, from a financial point of view, to Media Metrix;

     - information concerning the business, earnings, operations, financial condition and prospects of Media Metrix and Jupiter, both individually and on a combined basis, including information with respect to the past earnings performance of each of Media Metrix and Jupiter;

     - the recent and past trading prices of Jupiter common stock and Media Metrix common stock relative to those of other industry participants, and the potential for appreciation in the value of the Media Metrix common stock following the merger resulting from opportunities for enhanced revenue growth and accelerated earnings growth of the combined enterprise;

     - the fact that stockholders owning approximately 36% of Media Metrix' common stock would agree to vote their shares in favor of the transaction;

     - the long-term interests of Media Metrix and its stockholders, as well as the interests of Media Metrix' employees, customers, suppliers and the communities in which Media Metrix operates;

     - the ownership by current Media Metrix stockholders of approximately 55% of the combined enterprise immediately following the merger;

     - that the merger is expected to be a tax-free reorganization for United States federal income tax purposes; and

     - the termination fee payable by Jupiter under certain circumstances, including the potential effect that the termination fee might have on competing offers for Jupiter.

     The board of directors of Media Metrix also considered a variety of risks and other potentially negative factors in its deliberations concerning the merger. In particular, the board of directors of Media Metrix considered:

     - the risks associated with integrating the operations of Jupiter with Media Metrix' existing operations, including the potential loss of key personnel of Jupiter and difficulty in integrating corporate, accounting, financial reporting and management information systems of the two companies;

     - the risk that a downturn in general economic conditions or a downturn in investor confidence in the Internet and technology stocks could result in a reduction of business from or an increase in defaults on payments by "dot com" companies;

     - the risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger;

     - the risks associated with a fixed exchange ratio, including the possibility that the value of the Media Metrix common stock that the Jupiter stockholders will receive in the merger could vary depending on changes in the market price of Media Metrix common stock; and

     - the termination fee that would become payable by Media Metrix under certain circumstances, including the potential effect that the termination fee might have on competing offers for Media Metrix, and the provisions of the merger agreement prohibiting Media Metrix from soliciting other offers for a business combination involving Media Metrix during the term of the merger agreement.

     The board of directors of Media Metrix concluded that the anticipated benefits of the merger outweighed the possible detriments.

     The discussion is not intended to be exhaustive but includes the material information and factors considered by the Media Metrix board of directors in its consideration of the merger. In view of the wide variety of factors considered, the Media Metrix board of directors did not find it practicable to quantify or otherwise assign relative weights to the specific factors considered in its deliberations and made its determination after consideration of all of the factors as a whole. In addition, individual members of the Media Metrix board of directors may have given different weights to different factors.

     THE MEDIA METRIX BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT MEDIA METRIX STOCKHOLDERS VOTE "FOR" EACH OF THE PROPOSALS REQUIRED TO COMPLETE THE MERGER.

     Jupiter. The board of directors of Jupiter unanimously concluded that the merger agreement and the merger are fair and in the best interests of Jupiter and its stockholders, and determined to recommend that the stockholders adopt the merger agreement. This decision was based upon several potential benefits of the merger that Jupiter's board believed would contribute to the success of the combined enterprise compared to Jupiter's continuing to operate as an independent business. These included:

     - the ability of the combined enterprise to offer a combined product portfolio that would provide businesses with a comprehensive suite of resources to understand and profit from the Internet, which presents the opportunity to create the definitive leader in Internet Information Services;

     - the ability of the two companies to combine their technological resources to develop new products with increased functionality and bring them to market faster;

     - the ability of the combined enterprise to benefit, over the long term, from increased financial strength and more alternatives in the financial markets, and the opportunity this would present for the combined enterprise to compete more effectively in the rapidly growing and changing Internet measurement and analysis business;

     - the availability to the combined enterprise of greater resources for product marketing, distribution and international expansion; and

     - the possibility that the combined enterprise would be positioned to capitalize on cross-selling opportunities, joint product development, further international expansion and other new business initiatives.

     In the course of its deliberations regarding the merger, Jupiter's board of directors reviewed with Jupiter's management and outside advisors a number of factors relevant to the merger, including the strategic overview and prospects for Jupiter. Jupiter's board of directors also considered the following potentially positive factors, among others, in connection with its review and analysis of the merger. The conclusions of Jupiter's board of directors with respect to each of these factors supported the board's determination that the merger is fair to, and in the best interests of, Jupiter's stockholders:

     - the fact that the merger would provide Jupiter stockholders with shares of Media Metrix common stock at a premium over the market price for Jupiter common stock in an exchange expected to qualify as a tax-free reorganization;

     - historical information concerning Media Metrix' and Jupiter's respective businesses, financial performance and condition, operations, technology, management and competitive position;

     - current stock market conditions and historical market prices, volatility and trading information with respect to Media Metrix common stock and Jupiter common stock, which supported a favorable view of Media Metrix' stock market presence and positive reputation with investors;

     - the belief that the terms of the merger agreement, including the parties' representations, warranties and covenants, and the conditions to the parties' respective obligations, are reasonable;

     - the financial analysis and opinion of Morgan Stanley, dated June 26, 2000, to the Jupiter board of directors to the effect that, as of that date and based on and subject to the matters described in its opinion, the exchange ratio was fair, from a financial point of view, to the holders of Jupiter common stock;

     - the impact of the merger on Jupiter's customers and employees; and

     - reports from management, legal advisors and financial advisors as to the results of their due diligence investigation of Media Metrix.

     Jupiter's board of directors also considered the terms of the merger agreement regarding Jupiter's rights and limits on its ability to consider and negotiate other transaction proposals, as well as the possible effects of the provisions regarding termination fees. In addition, it was noted by Jupiter's board that the merger is expected to be accounted for as a purchase, which meant that significant goodwill and intangible assets were expected to be created on the books of the combined enterprise as a result of the merger.

     The Jupiter board of directors also identified and considered a number of potentially negative factors in its deliberations concerning the merger, including the following:

     - the risk that, because the exchange ratio will not be adjusted for changes in the market price of either Media Metrix common stock or Jupiter common stock, the per share value of the consideration to be received by Jupiter stockholders might be less than the price per share implied by the exchange ratio immediately before the announcement of the merger due to fluctuations in the market value of Media Metrix common stock;

     - the risk that the merger might not be completed in a timely manner or at all;

     - the potential negative impact of any customer or supplier defection after announcement of the proposed merger;

     - the challenges relating to the integration of the two companies;

     - the risks relating to Media Metrix' business and how they would affect the operations of the combined enterprise;

     - the possibility of management and employee disruption associated with the merger and integrating the operations of the companies, including the risk that, despite the efforts of the combined enterprise, key management, marketing, technical and administrative personnel of Jupiter might not remain employed with the combined enterprise;

     - certain terms of the merger agreement and related agreements that prohibit Jupiter and its representatives from soliciting third party bids and from accepting, approving or recommending unsolicited third party bids except in very limited circumstances, which terms would reduce the likelihood that a third party would make a bid for Jupiter; and

     - the fact that the execution of voting agreements by two executive officers and directors of Jupiter might reduce the likelihood that a third party would make a bid for Jupiter.

     The foregoing discussion of information and factors considered by the Jupiter board of directors is not intended to be exhaustive but is believed to include all material factors considered by the Jupiter board of directors. In view of the wide variety of factors considered by the Jupiter board of directors, the Jupiter board of directors did not find it practicable to quantify or otherwise assign relative weight to the specific factors considered. In addition, the Jupiter board did not reach any specific conclusion on each factor considered, but conducted an overall analysis of these factors. Individual members of the Jupiter board may have given different weight to different factors. However, after taking into account all of the factors set forth above, the Jupiter board of directors unanimously agreed that the merger is fair to, and in the best interests of, Jupiter's stockholders and that Jupiter should proceed with the merger.

     THE JUPITER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT JUPITER STOCKHOLDERS VOTE "FOR" ADOPTION OF THE MERGER AGREEMENT.

     In considering the recommendation of Jupiter's board with respect to the merger agreement, Jupiter stockholders should be aware that certain directors and officers of Jupiter have interests in the merger that are different from, or are in addition to, the interests of Jupiter stockholders generally. Please see "The Merger -- Interests of Directors and Executive Officers of Jupiter in the Merger" at page 54 for a discussion of the differing and additional interests.

OPINION OF FINANCIAL ADVISOR TO MEDIA METRIX

     Thomas Weisel Partners was selected by the Media Metrix board of directors to act as Media Metrix' financial advisor based on Thomas Weisel Partners' qualifications, expertise and reputation. Thomas Weisel Partners is a nationally recognized merchant bank specializing in technology and information services businesses. At the meeting of the Media Metrix board of directors held on June 26, 2000, Thomas Weisel Partners delivered to the Media Metrix board its oral opinion, which was subsequently confirmed in writing, that, as of that date and based upon the assumptions made, matters considered and limits of review set forth in Thomas Weisel Partners' written opinion, the exchange ratio was fair, from a financial point of view, to Media Metrix.

     Media Metrix determined the exchange ratio to be paid in the merger through negotiations with Jupiter. Media Metrix did not impose any limitations on Thomas Weisel Partners with respect to the investigations made or procedures followed in rendering its opinion.

     The full text of Thomas Weisel Partners' written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Thomas Weisel Partners in delivering its opinion, is attached as Annex D to this document. You should read this opinion carefully and in its entirety. The following description of the Thomas Weisel Partners opinion is only a summary of the written opinion and is qualified by and not a substitute for the written opinion.

     Thomas Weisel Partners directed its opinion to the Media Metrix board of directors. The opinion does not constitute a recommendation to the stockholders of Media Metrix as to how they should vote with respect to the merger. The opinion addresses only the financial fairness of the exchange ratio to be paid by Media Metrix in the merger. It does not address the relative merits of the merger or any alternatives to the merger. Further, it does not address the business decision of the Media Metrix board of directors to proceed with or effect the merger.

     In connection with its opinion, Thomas Weisel Partners, among other things:

     - reviewed publicly available financial and other data with respect to Media Metrix, including the consolidated financial statements for the year ended December 31, 1999 and the interim period ended March 31, 2000, and other relevant financial and operating data relating to Media Metrix made available to Thomas Weisel Partners from published sources and from the internal records of Media Metrix;

     - reviewed the consolidated financial statements of Jupiter for the year ended December 31, 1999 and the interim period ended March 31, 2000 and other relevant financial and operating data relating to Jupiter made available to Thomas Weisel Partners from the internal records of Jupiter;

     - reviewed the financial terms and conditions of a draft, dated June 25, 2000, of the merger agreement;

     - reviewed publicly available information concerning the stock market trading history for Media Metrix common stock and Jupiter common stock;

     - compared Jupiter and Media Metrix from a financial point of view with other Internet-related service companies which Thomas Weisel Partners deemed to be relevant;

     - considered the financial terms, to the extent publicly available, of selected recent business combinations of Internet-related service companies which Thomas Weisel Partners deemed to be comparable, in whole or in part, to the merger;

     - reviewed and discussed with representatives of the managements of Jupiter and Media Metrix information of a business and financial nature regarding Jupiter and Media Metrix furnished to Thomas Weisel Partners by Jupiter and Media Metrix, including financial forecasts and related assumptions of Jupiter and Media Metrix;

     - made inquiries regarding and discussed the merger and the merger agreement and other matters related thereto with Media Metrix' counsel; and

     - performed other analyses and examinations as Thomas Weisel Partners deemed appropriate.

     In preparing its opinion, Thomas Weisel Partners assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it and did not assume any responsibility to verify independently the information referred to above or undertake an independent evaluation, appraisal or physical inspection of any of the assets or liabilities of Jupiter or Media Metrix and was not furnished with that kind of valuation or appraisal. Thomas Weisel Partners also assumed the following:

     - with respect to the financial forecasts of Jupiter and Media Metrix provided to Thomas Weisel Partners by their respective managements, upon their advice and with their consent, Thomas Weisel Partners assumed that these forecasts had been reasonably prepared on bases reflecting the best available estimates and judgments of their respective managements at the time of preparation as to the future financial performances of Jupiter and Media Metrix and provided a reasonable basis upon which Thomas Weisel Partners could form its opinion;

     - that there had been no material changes in the assets, financial condition, results of operations, business or prospects of Jupiter or Media Metrix since the respective dates of their last financial statements made available to Thomas Weisel Partners;

     - that the merger would be completed in a manner that complies in all respects with the applicable provisions of the federal securities laws and all other applicable federal and state statutes, rules and regulations;

     - that the merger would be recorded as a purchase under generally accepted accounting principles; and

     - that the merger would be completed in accordance with the terms described in the June 25, 2000 draft of the merger agreement, without further amendments thereto, and without any waiver by Media Metrix of any of the conditions to its obligations thereunder.

     The Thomas Weisel Partners opinion was based on economic, monetary, market and other conditions as in effect on, and the information made available to Thomas Weisel Partners as of, the date of its opinion. Accordingly, although subsequent developments may affect its opinion, Thomas Weisel Partners has not assumed any obligation to update, revise or reaffirm its opinion. In preparing its opinion, Thomas Weisel Partners relied on the advice of Media Metrix counsel and independent accountants as to all legal and financial reporting matters with respect to Media Metrix, the merger and the merger agreement.

     The following is a summary of the financial analyses performed by Thomas Weisel Partners in connection with preparing its opinion to the Media Metrix board of directors. Some of the summaries of financial analyses performed by Thomas Weisel Partners include information presented in tabular format. In order to fully understand the financial analyses performed by Thomas Weisel Partners, you should read the tables together with the text of each summary. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Thomas Weisel Partners.

  Public Market Company Analysis

     Thomas Weisel Partners compared the valuation multiples implied by the merger to those of selected publicly-traded market research and Internet measurement companies. Since there are no directly comparable publicly-traded companies, Thomas Weisel Partners analyzed companies with similar business models in three areas: Information Technology (IT) focused research, Web-based Internet commerce research and Internet measurement. In so doing, Thomas Weisel Partners did not attach any weight to any category. Thomas Weisel Partners noted that Jupiter is currently focused on the analysis of Internet related trends. The companies included in each category are:

                                       WEB-BASED INTERNET
IT FOCUSED RESEARCH                     COMMERCE RESEARCH           INTERNET MEASUREMENT
-------------------              -------------------------------    --------------------
Gartner Group                    Forrester Research                 @Plan
Giga Information Group                                              Media Metrix
Meta Group                                                          NetRatings

     For each of these companies, Thomas Weisel Partners calculated the multiples of enterprise value to estimates of total revenues for the fiscal years 1999 through 2001, enterprise value to estimates of earnings before interest, taxes, depreciation and amortization (EBITDA) and operating income
(EBIT) for 2000 and 2001, and equity value to estimates of net income before goodwill (P/E Ratio) for 2001. For purposes of this analysis, Thomas Weisel Partners defined enterprise value as equity value plus total debt less cash and cash equivalents, and calculated equity value on the basis of closing stock prices on June 26, 2000. Estimated revenues for the comparable companies were derived from equity research reports published by investment banks. Thomas Weisel Partners then compared the mean and median multiples of enterprise value to revenue, EBITDA and operating income estimates for fiscal years 2000 and 2001 and the mean and median multiples of equity value to net income before goodwill amortization to the multiples of Jupiter implied by the consideration to be received in the merger as follows:

                                                             WEB-BASED
                                                             INTERNET
                                              IT FOCUSED     COMMERCE       INTERNET
                                               RESEARCH      RESEARCH      MEASUREMENT     JUPITER
                                              -----------    ---------    -------------    -------
Enterprise Value /
--------------------------------------------
Actual 1999 Revenues........................  1.6x - 1.7x       20.6x       16.3x(1)         11.2x
Estimated 2000 Revenues.....................  1.3x - 1.4x       12.5x     10.0x - 15.5x       4.8x
Estimated 2001 Revenues.....................    1.2x(1)          8.2x      6.9x - 8.3x        3.0x
Estimated 2000 EBITDA.......................    9.4x(1)         59.7x          NM            67.2x
Estimated 2001 EBITDA.......................      NM            38.3x       689.1x(1)        21.5x
Estimated 2000 Operating income.............   17.0x(1)         75.0x          NM           210.2x
Estimated 2001 Operating income.............      NM            47.0x       78.0x(1)         29.4x

Equity Value /
--------------------------------------------
Estimated 2000 Net income before Goodwill...      NM              NM           NM           103.3x
Estimated 2001 Net income before Goodwill...   12.7x(1)         75.8x       98.9x (1)        37.8x

---------------
(1) Mean and median multiples were the same.

  Premiums Paid Analysis

     Thomas Weisel Partners reviewed the premiums paid by the acquiror in selected Internet merger transactions to the closing stock price one day prior to, the closing stock price one week prior to, and the closing stock price one month prior to, the announcement of each transaction.

     The Internet transactions selected for this analysis were transactions with an implied target company enterprise value less than one billion dollars, as follows:

ANNOUNCEMENT DATE     NAME OF ACQUIROR    NAME OF TARGET
-----------------     ----------------    --------------
      6/8/00             Earthlink         OneMain.com
     4/17/00            MyPoints.com        Cybergold
     3/16/00        eGain Communications    Inference
     2/29/00             24/7 Media        Exactis.com
     2/10/00                CMGI             uBid.com
    12/20/99            Interpublic            NFO
    12/15/99                CMGI           Yesmail.com
     12/7/99           RoweCom, Inc.         NewsEdge
     11/8/99              Prodigy            Flashnet
     11/4/99               CoStar           Comps.com
    10/26/99             Bamboo.com            IPIX
    10/21/99           Critical Path          Isocor
     10/7/99               Intuit         Rock Financial
     9/30/99                CMGI             Flycast

ANNOUNCEMENT DATE     NAME OF ACQUIROR    NAME OF TARGET
-----------------     ----------------    --------------
     9/20/99                CMGI             Adforce
     7/13/99            Excite@Home           iMall
     7/13/99            DoubleClick         NetGravity
     6/25/99            AnswerThink       ThinkNewIdeas
     6/23/99               Multex          MarketGuide
     6/14/99            DoubleClick           Abacus
      2/1/99           America Online       MovieFone
    10/23/98               CDnow               N2K
      9/2/98               USWeb            CKS Group

     The range of premiums paid by acquirors to the closing stock price one-day prior to, one-week prior to, and one-month prior to, the announcement of each transaction was compared with the implied premiums to be paid by Media Metrix for Jupiter in the merger as follows:

                                                                     RANGE OF PREMIUMS
                                                              --------------------------------
                                                              INTERNET TRANSACTIONS
                                                              LESS THAN $1 BILLION     JUPITER
                                                              ---------------------    -------
Premium to Target Stock Price One-Day Prior to
  Announcement..............................................           (13%) - 132%      16%
Premium to Target Stock Price One-Week Prior to
  Announcement..............................................           (13%) - 156%      11%
Premium to Target Stock Price One-Month Prior to
  Announcement..............................................           (50%) - 163%      32%

  Relative Acquisition Multiple of Revenue Paid

     Thomas Weisel Partners compared the implied revenue multiples paid by the acquiror in selected acquisitions of technology research and Internet measurement companies to the revenue multiple paid by Media Metrix. The target's implied revenue multiple, based upon the transaction enterprise value, was then divided by the acquiror's then currently traded revenue multiple to determine the relative percentage paid, in terms of revenue multiple, by the acquiror in the selected transactions.

     The transactions involving technology research companies that were selected for this analysis were:

ANNOUNCEMENT DATE          NAME OF ACQUIROR                NAME OF TARGET
-----------------          ----------------                --------------
      5/9/00              Reuters Group PLC            Yankee Group (Primark)
     2/28/00                   Jupiter                   Net Market Makers
     2/28/00                   Jupiter                Internet Research Group
    12/20/99              Interpublic Group                NFO Worldwide
    11/15/99              Forrester Research             Fletcher Research
    10/20/98                  META Group                  The Sentry Group
      9/4/98                 GartnerGroup           Vision Events International
     5/18/98                 GartnerGroup                The Research Board
     1/30/98                 GartnerGroup                    Interpose
    12/10/97                IPSOS Group SA              ASI Market Research
    10/22/97                 GartnerGroup                     Jupiter
      8/1/97                 GartnerGroup           Datapro Information Services
     2/26/97        IntelliQuest Information Group         Zona Research
      8/9/96                 Primark Corp                   Yankee Group
     12/1/95                 GartnerGroup                    Dataquest

     The transactions involving Internet measurement companies that were selected for this analysis were:

ANNOUNCEMENT DATE          NAME OF ACQUIROR                NAME OF TARGET
-----------------          ----------------                --------------
     10/7/99                  Macromedia                     Andromedia
     10/6/99                 Media Metrix                   AdRelevance
    10/12/98                 Media Metrix                Relevant Knowledge

     Based upon the aforementioned methodology, the relative revenue multiple paid analysis is as follows:

                                                                               INTERNET
                                                      TECHNOLOGY RESEARCH    MEASUREMENT
                                                         TRANSACTIONS        TRANSACTIONS    JUPITER
                                                      -------------------    ------------    -------
Target Revenue Multiple as % of Acquiror's              44.3% - 56.0%             NA          43.6%
Revenue Multiple                                      (mean and median
                                                        percentages)

  Contribution Analysis

     Based on the number of fully-diluted shares outstanding as of June 26, 2000, following the merger, Jupiter stockholders and Media Metrix stockholders will own approximately 45% and 55%, respectively, of the combined enterprise. Using estimates prepared by Wall Street equity research analysts, Thomas Weisel Partners calculated the estimated contribution by Media Metrix and Jupiter to revenue, gross profit, EBITDA, operating income and net income before goodwill of the combined enterprise for the fiscal years 2000 and 2001. In light of the negative EBITDA projected for fiscal year 2000 for Media Metrix, Thomas Weisel Partners focused on EBITDA contributions for fiscal year 2001.

     Thomas Weisel Partners then compared these relative contributions to the relative contributions of Media Metrix and Jupiter to the combined enterprise's enterprise value, which Thomas Weisel Partners defined for purposes of this analysis as equity value plus total debt minus cash, and equity value calculated on the basis of closing stock prices on June 26, 2000.

     This analysis yielded the following relative contributions:

                                                              MEDIA METRIX    JUPITER
                                                              ------------    -------
Estimated Revenues
2000........................................................      35%           65%
2001........................................................      33%           67%
Estimated Gross Profit
2000........................................................      34%           66%
2001........................................................      36%           64%
Estimated EBITDA
2000........................................................       NM           NM
2001........................................................       3%           97%
Estimated Operating Income
2000........................................................       NM           NM
2001........................................................       NM           NM
Estimated Net Income before Goodwill
2000........................................................       NM           NM
2001........................................................      20%           80%
Aggregate Equity Value (at Market)..........................      59%           41%
Aggregate Equity Value (at Deal Price)......................      55%           45%
Aggregate Enterprise Value (at Market)......................      57%           43%
Aggregate Enterprise Value (at Deal Price)..................      53%           47%

  Pro Forma Merger Analysis

     Thomas Weisel Partners reviewed the pro forma effects of the merger on the combined enterprise's earnings per share, utilizing financial forecasts for Jupiter and Media Metrix provided by investment banking equity research analysts and not taking into account any merger-related cost savings or revenue enhancements. This analysis adjusts for the intrinsic value of Jupiter's unvested options and amortizes the resulting transaction goodwill over a period of five years.

     This analysis indicated that the impact of the merger on the combined enterprise's earnings per share before taking into account goodwill and deferred compensation would be accretive in 2000 and 2001. On this basis, the pro forma earnings per share accretion or dilution is as follows:

YEAR                                                  PER SHARE ACCRETION
----                                                  -------------------
2000................................................         $0.11
2001................................................         $0.25

     This analysis further indicated that the impact of the merger on the combined enterprise's earnings per share taking into account goodwill and deferred compensation, would be dilutive in each year analyzed. On this basis, the pro forma earnings per share accretion or dilution is as follows:

YEAR                                                   PER SHARE DILUTION
----                                                   ------------------
2000.................................................        ($0.51)
2001.................................................        ($1.58)

     The foregoing description is only a summary of the analyses and examinations that Thomas Weisel Partners deems material to its opinion. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. Thomas Weisel Partners believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Media Metrix board of directors. In addition, Thomas Weisel Partners may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Thomas Weisel Partners with respect to the actual value of Media Metrix or Jupiter.

     In performing its analyses, Thomas Weisel Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Media Metrix and Jupiter. The analyses performed by Thomas Weisel Partners are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by Thomas Weisel Partners with respect to the financial fairness of the consideration to be paid by Media Metrix pursuant to the merger, and were provided to Media Metrix in connection with the delivery of the Thomas Weisel Partners opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future.

     In the ordinary course of its business, Thomas Weisel Partners actively trades the equity securities of both Media Metrix and Jupiter for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in these securities. Thomas Weisel Partners also acted as underwriter in connection with public offerings of both Media Metrix' and Jupiter's securities and has performed various investment banking services for Media Metrix and its affiliates, for which Thomas Weisel Partners received customary compensation.

  Fee Arrangements of Thomas Weisel Partners

     Under its engagement letter dated May 3, 2000, Media Metrix agreed to pay Thomas Weisel Partners a fee equal to 1.0% of the merger's aggregate value, of which an amount equal to 0.15% of the merger's aggregate value was payable upon delivery of its opinion, and the balance is payable upon the completion of the merger. Media Metrix also agreed to reimburse Thomas Weisel Partners for its reasonable out-of-pocket expenses and to indemnify Thomas Weisel Partners, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against specific liabilities, including liabilities under the federal securities laws.

OPINION OF FINANCIAL ADVISOR TO JUPITER

     Under an engagement letter dated May 5, 2000, Jupiter retained Morgan Stanley to provide it with financial advisory services and a financial fairness opinion in connection with the merger. Morgan Stanley was selected by Jupiter based on Morgan Stanley's qualifications, expertise, reputation and its knowledge of the business and affairs of Jupiter. At the meeting of the board of directors of Jupiter on June 26, 2000, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of June 26, 2000, based upon and subject to the various considerations set forth in the opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of shares of Jupiter common stock.

     The full text of the written opinion of Morgan Stanley dated June 26, 2000 is attached as Annex E to this joint proxy statement/prospectus. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We urge you to read the entire opinion carefully. Morgan Stanley's opinion is directed to the board of directors of Jupiter and addresses only the fairness of the exchange ratio under the merger agreement from a financial point of view to the holders of shares of Jupiter common stock as of the date of the opinion. It does not address any other aspect of the merger and does not constitute a recommendation to any holder of Jupiter common stock as to how to vote at the Jupiter special stockholders meeting. The summary of the opinion of Morgan Stanley set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its opinion.

     In rendering its opinion, Morgan Stanley, among other things:

     - reviewed certain publicly-available financial statements and other information of Jupiter and Media Metrix;

     - reviewed certain internal financial statements and other financial and operating data concerning Jupiter and Media Metrix, prepared by the managements of Jupiter and Media Metrix, respectively;

     - reviewed certain financial projections of Jupiter and Media Metrix, prepared by the managements of Jupiter and Media Metrix, respectively;

     - discussed the past and current operations and financial condition and the prospects of Jupiter and Media Metrix with senior executives of Jupiter and Media Metrix, respectively;

     - reviewed the pro forma impact of the merger on Media Metrix' earnings per share and income;

     - reviewed potential strategic, financial and operational benefits anticipated from the merger, prepared by the managements of Jupiter and Media Metrix, with senior executives of Jupiter and Media Metrix;

     - reviewed the reported prices and trading activity for Jupiter common stock and Media Metrix common stock;

     - compared the financial performance of Jupiter and Media Metrix and the prices and trading activity of Jupiter common stock and Media Metrix common stock with that of certain other comparable publicly-traded companies and their securities;

     - reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

     - participated in discussions and negotiations among representatives of Jupiter and Media Metrix and their financial and legal advisors;

     - reviewed the draft merger agreement and certain related documents; and

     - considered such other factors and performed such other analyses as Morgan Stanley deemed appropriate.

     Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance and prospects of Jupiter and Media Metrix. Morgan Stanley relied upon the assessment by the managements of Jupiter and Media Metrix of their ability to retain key employees of Jupiter. Morgan Stanley also relied upon, without independent verification, the assessment by the management of Jupiter of Jupiter's services and products, the timing and risks associated with the integration of Jupiter with Media Metrix, and the validity of, and risks associated with, Jupiter's existing and future services and products. In addition, Morgan Stanley assumed that the merger would be completed in accordance with the terms set forth in the merger agreement, including, among other things, that the merger would be treated as a tax-free reorganization pursuant to the Internal Revenue Code. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Jupiter or Media Metrix, nor has Morgan Stanley been furnished with any such appraisals. Morgan Stanley's opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion.

     The following is a brief summary of certain analyses performed by Morgan Stanley in connection with its opinion dated June 26, 2000. Certain of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

     In rendering its financial opinion, Morgan Stanley relied upon both companies' outstanding share information as of June 23, 2000. Based on this outstanding share information, the exchange ratio was 0.944, which was used in Morgan Stanley's analyses. On June 26, 2000 the outstanding share information was revised and resulted in an exchange ratio in the merger of 0.946.

  Contribution Analysis

     Morgan Stanley analyzed the relative contribution of Jupiter and Media Metrix to historical and estimated revenues, gross profit and market values of the combined enterprise for fiscal years 1999 to 2001 based on publicly available estimates from securities research analysts. Morgan Stanley's contribution analysis assumed no synergies. The following table presents the results of that analysis:

                                                                  % CONTRIBUTION
                                                              -----------------------
                                                              JUPITER    MEDIA METRIX
                                                              -------    ------------
Revenues
  FY1999A...................................................   65.0%         35.0%
  FY2000E...................................................   65.2          34.8
  FY2001E...................................................   67.0          33.0
Gross Profit
  FY1999A...................................................   67.5          32.5
  FY2000E...................................................   65.7          34.3
  FY2001E...................................................   64.2          35.8
Market Values
  June 23, 2000.............................................   41.7          58.3

     Morgan Stanley noted that based on an implied exchange ratio of 0.944 on June 23, 2000, the pro forma ownership of Jupiter in the combined enterprise was 45.0%.

  Comparable Company Analysis

     Morgan Stanley compared selected financial information for Jupiter and Media Metrix with publicly available information for comparable software companies, including NetRatings, Forrester Research, Gartner Group, Inc. and META Group. Based upon calendar year 2000 and 2001 projected revenue estimates from securities research analysts and using the closing prices as of June 23, 2000, Morgan Stanley calculated, for each of these companies, the multiple of aggregate value to projected calendar year 2000 and 2001 revenues. The following table shows the results of these calculations:

                                                                AGGREGATE VALUE/
                                                              --------------------
                                                              CY2000E     CY2001E
                                                              REVENUES    REVENUES
                                                              --------    --------
NetRatings..................................................    33.8x       15.4x
Forrester Research..........................................    10.8         7.1
Media Metrix................................................    10.4         7.2
Jupiter.....................................................     4.0         2.6
Gartner Group, Inc. ........................................     1.5         1.3
META Group..................................................     1.5         1.2

     Morgan Stanley noted that the multiple of aggregate value to calendar year 2000 and 2001 revenues implied by the exchange ratio set forth in the merger agreement would be 4.7x and 3.0x.

     No company included in the comparable company analyses is identical to Jupiter or Media Metrix. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of Jupiter or Media Metrix, such as the impact of competition on the business of Jupiter or Media Metrix and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of Jupiter or Media Metrix or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable company data.

  Offer Price Premium Analysis

     Morgan Stanley reviewed the average closing price of Jupiter common stock over various periods ending June 23, 2000. Morgan Stanley examined the premiums represented by the offer price on June 23,

2000 implied by the exchange ratio set forth in the merger agreement over the averages of these closing prices over various periods and found them to be as follows:

                                                     PERIOD AVERAGE     PREMIUM OF OFFER PRICE
PERIOD ENDING                                        JUPITER CLOSING      TO PERIOD AVERAGE
JUNE 23, 2000                                          SHARE PRICE           SHARE PRICE
-------------                                        ---------------    ----------------------
June 23, 2000......................................      $24.19                  13.6%
Prior 10 trading days..............................       23.98                  14.6
Prior 20 trading days..............................       23.44                  17.3
Prior 30 trading days..............................       22.93                  19.8
Prior 45 trading days..............................       24.04                  14.3

  Exchange Ratio Premium Analysis

     Morgan Stanley reviewed the ratios of the closing prices of Jupiter common stock divided by the corresponding closing prices of Media Metrix common stock over various periods ending June 23, 2000. These ratios are referred to as period average exchange ratios. Morgan Stanley examined the premiums represented by the exchange ratio of 0.944 over the averages of these period average exchange ratios over various periods, and found them to be as follows:

PERIOD ENDING                                       PERIOD AVERAGE      PREMIUM TO PERIOD
JUNE 23, 2000                                       EXCHANGE RATIO    AVERAGE EXCHANGE RATIO
-------------                                       --------------    ----------------------
June 23, 2000.....................................      .830                   13.6%
Prior 10 trading days.............................      .753                   25.3
Prior 20 trading days.............................      .749                   25.9
Prior 30 trading days.............................      .762                   23.8
Prior 45 trading days.............................      .791                   19.3

  Pro Forma Analysis

     Morgan Stanley analyzed the pro forma impact of the merger on earnings per share for Jupiter and Media Metrix for fiscal year 2001. The pro forma results were calculated based on publicly available earnings estimates from securities research analysts for Jupiter and Media Metrix. The pro forma analysis also took into account the cash earnings per share. Morgan Stanley noted that the merger would be accretive to Media Metrix earnings per share in fiscal 2001 and dilutive to Jupiter earnings per share in fiscal 2001.

  Pro Forma Revenue Growth

     Morgan Stanley performed an analysis of the pro forma impact of the merger on revenue growth for both companies for fiscal year 2001. The pro forma results were calculated based on publicly available revenue estimates from securities research analysts for Jupiter and Media Metrix. The pro forma analysis also took into account the 10% revenue synergies expected from the merger. Morgan Stanley noted that the merger would be accretive to both companies' revenue growth rates in fiscal 2001.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any particular analysis or factor considered by it. Furthermore, Morgan Stanley believes that selecting any portion of Morgan Stanley's analyses, without considering all its analyses, would create an incomplete view of the process underlying Morgan Stanley's opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of Jupiter or Media Metrix.

     In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Jupiter or Media Metrix. Any estimates contained in Morgan Stanley's analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of Morgan Stanley's analysis of the fairness of the exchange ratio under the merger agreement from a financial point of view to the holders of shares of Jupiter common stock and were conducted in connection with the delivery of the Morgan Stanley opinion to the board of directors of Jupiter. The analyses do not purport to be appraisals or to reflect the prices at which Jupiter common stock or Media Metrix common stock might actually trade. The exchange ratio under the merger agreement and the other terms of the merger agreement were determined through arm's length negotiations between Jupiter and Media Metrix and were approved by the board of directors of Jupiter. In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the merger, nor did it negotiate with any of the parties, other than Media Metrix, which expressed interest to Morgan Stanley in the possible merger with Jupiter. Morgan Stanley provided advice to Jupiter during such negotiations; however, Morgan Stanley did not recommend any specific consideration to Jupiter or that any specific consideration constituted the only appropriate consideration for the merger. In addition, as described above, Morgan Stanley's opinion and presentation to the board of directors of Jupiter was one of many factors taken into consideration by the board of directors of Jupiter in making its decision to approve the merger. Consequently, the Morgan Stanley analyses as described above should not be viewed as determinative of the opinion of the board of directors of Jupiter with respect to the value of Media Metrix or of whether the board of directors of Jupiter would have been willing to agree to a different consideration.

     Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of Morgan Stanley's trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, trade or otherwise effect transactions, for its own account or for the account of customers, in the equity or debt securities or senior loans of Jupiter or Media Metrix.

  Fee Arrangements of Morgan Stanley

     Pursuant to an engagement letter dated May 5, 2000, Morgan Stanley provided financial advisory services and a financial opinion in connection with the merger, and Jupiter agreed to pay Morgan Stanley a fee in connection therewith equal to 1% of the merger's aggregate value, with a minimum fee of $5 million. Of the fee, $1 million became payable to Morgan Stanley upon the execution and public announcement of the merger agreement and the balance will become payable upon completion of the merger. Jupiter has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, Jupiter has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley's engagement and any related transactions.

INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS OF JUPITER IN THE MERGER

     When you consider the recommendations of our boards of directors, you should be aware that some directors and executive officers of Jupiter have interests in the merger that are different from, or in addition to, your interests. These interests may create potential conflicts of interest. The Jupiter directors were aware of these interests when they approved the merger and the merger agreement.

  Continuing Directors; Executive Officers

     Under the merger agreement, four of the existing directors of Jupiter will be appointed to the board of Jupiter Media Metrix and, upon any vacancy in a Jupiter designee's board seat, the remaining Jupiter designees will collectively have the right to select his or her replacement. Three of the executive officers of Jupiter are also being appointed as executive officers of Jupiter Media Metrix. In addition, each of the other executive officers of Jupiter is expected to continue to serve in the same capacity with the Jupiter Communications divisions of Jupiter Media Metrix after the merger. Please see "Board of Directors and Executive Officers of Jupiter Media Metrix After the Merger" on page 58 for more details about these appointments.

  Employment Agreements

     Prior to the merger, Jupiter will enter into employment agreements with Gene DeRose, Kurt Abrahamson and Jean Robinson. Each of these agreements will provide for a three-year term commencing on the effective date of the merger. In addition, the agreements will provide for the following with respect to the executive's position, base salary, bonus, and grant of an option to purchase shares of Jupiter common stock, as of the effective date of the merger:

                                                BASE                                       OPTION
     NAME                 POSITION             SALARY                BONUS                 GRANT
     ----                 --------             ------                -----                 ------
Gene DeRose        President of Jupiter       $240,000      Up to 40% of base salary       45,000
                   Media Metrix                             (25% guaranteed)
Kurt Abrahamson    Co-Chief Operating         $200,000      Up to 40% of base salary       45,000
                   Officer of Jupiter                       (25% guaranteed)
                   Media Metrix
Jean Robinson      Executive Vice             $195,000      Up to 40% of base salary       25,000
                   President, Business
                   Development, of
                   Jupiter Media Metrix

     The option grants will become exercisable as to 25% of the shares subject to the option on the first anniversary of the date of grant, and, as to the balance, in monthly increments over the three years following the first anniversary of the date of grant. The option will convert into options to acquire shares of Media Metrix common stock upon completion of the merger. Please see "Jupiter Stock Options" on page 56 for a discussion of the treatment of Jupiter stock options in the merger.

     Each of the agreements provides that the employment of the executive may be terminated by Jupiter Media Metrix or by the executive at any time. If Jupiter Media Metrix terminates the executive's employment without cause during the term of the agreement, or if the executive terminates his or her employment for good reason during the term of the agreement, then the executive will be entitled to the following severance payments and benefits:

     - any accrued but unpaid compensation;

     - continued salary and continued health coverage under the same conditions as exist at the time of termination for the longer of 18 months or the unexpired term of the agreement;

     - accelerated exercisability of the stock options granted pursuant to the employment agreement and any stock options that may be granted after the effective date of the merger; and

     - as to any options the exercisability of which accelerates, a post-termination exercise period of one year.

     For purposes of these agreements, "good reason" includes material breaches of the employment agreement by Jupiter Media Metrix, reduction in the executive's duties or responsibilities, including reporting responsibilities, and a relocation of the executive's worksite outside of New York County.

     The agreements also contain customary provisions regarding confidentiality, non-solicitation, the assignment of inventions and non-competition.

  Indemnification and Insurance

     Media Metrix has agreed that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the merger which now exist in favor of the current or former directors or officers of Jupiter or any of its subsidiaries under Jupiter's certificate of incorporation or bylaws or any contract disclosed to Media Metrix will continue in effect following the merger in accordance with their terms. Media Metrix has also agreed, for six years after the merger, to indemnify the current and former directors and officers of Jupiter or any of its subsidiaries for their acts or omissions occurring at or prior to the merger to the fullest extent permitted by applicable law. In addition, Media Metrix has agreed to use its reasonable best efforts to maintain, for six years after the merger, Jupiter's current directors' and officers' liability insurance covering those persons currently covered by that insurance policy. As a result of these arrangements, the current directors and officers of Jupiter may be entitled to payment or reimbursement of their costs and expenses, including amounts paid under court judgments or settlements and legal fees and expenses, in connection with claims and law suits arising out of their activities before the merger, including their activities relating to the approval of the merger agreement and the merger. Please see "The Merger Agreement -- Indemnification and Insurance" on page 66.

  Jupiter Stock Options

     As of the close of business on August 10, 2000, Jupiter's directors and executive officers held stock options to purchase an aggregate of 675,625 shares of Jupiter common stock at exercise prices ranging from $0.50 to $24.75 per share. Under the terms of the merger agreement, all Jupiter options, including those held by directors and executive officers, outstanding immediately prior to the merger will automatically be converted into options to purchase shares of Media Metrix common stock. Options held by Jupiter's non-employee directors, which totaled 160,000 at August 10, 2000, are currently exercisable but the shares issuable upon exercise of the options are subject to a right of repurchase in favor of Jupiter. Upon completion of the merger, this right of repurchase will lapse and any unexercised options will become fully vested.

  Media Metrix Stock Options

     Under the existing terms of the Media Metrix 2000 Equity Incentive Plan, the two non-employee Jupiter directors will each be granted an option to purchase 15,000 shares of Media Metrix common stock upon joining the Media Metrix board of directors at the completion of the merger. The options will have an exercise price equal to the fair market value of the common stock on the date of grant.

ACCOUNTING TREATMENT

     The merger will be accounted for as a purchase for financial reporting and accounting purposes. After the completion of the merger, the results of operations of Jupiter will be included in the consolidated financial statements of Media Metrix. The purchase price will be allocated to Jupiter's assets and liabilities based on the fair values of the assets acquired and the liabilities assumed. Any excess of cost over the fair value of the net tangible assets of Jupiter acquired will be recorded as goodwill and other intangible assets and will be amortized by charges to operations under generally accepted accounting principles. These allocations will be made based upon valuations and other studies that have not yet been finalized.

FEDERAL INCOME TAX CONSEQUENCES

     The following is a discussion of certain material federal income tax consequences of the merger to Media Metrix, Jupiter and the holders of Jupiter common stock who are citizens or residents of the United States or who are domestic corporations. This discussion is for general information only and does not purport to address all tax consequences of the merger or tax consequences that are generally assumed to be known by investors. The summary may not apply to stockholders in special situations, such as dealers in securities or currencies, traders in securities, financial institutions, tax-exempt organizations, insurance companies, persons holding shares of Jupiter common stock as part of a hedging, "straddle," conversion or other integrated transaction, non-United States persons, persons whose functional currency is not the United States dollar and persons who acquired their shares of Jupiter common stock pursuant to the exercise of employee stock options, or otherwise as compensation. The discussion assumes that the shares of Jupiter common stock are held as capital assets. In addition, no information is provided as to the tax consequences of the merger under any foreign, state or local laws.

     Neither Jupiter nor Media Metrix has requested a ruling from the Internal Revenue Service with regard to any of the federal income tax consequences of the merger, and the opinions of counsel described below to be delivered as conditions to the merger will not be binding on the IRS. There can be no assurance that the IRS or the courts will not take a contrary view.

     Tax Opinions. As conditions to the merger, which Media Metrix and Jupiter have agreed will not be waived, Media Metrix must receive an opinion of Fried, Frank, Harris, Shriver & Jacobson, counsel to Media Metrix, and Jupiter must receive an opinion of Brobeck, Phleger & Harrison, counsel to Jupiter, subject to the assumptions and qualifications described below, to the effect that, based upon federal income tax law then in effect, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. These opinions will be based on, among other things:

     - certain representations and statements of Media Metrix and Jupiter;

     - the assumption that such representations and statements will be complete and accurate as of the effective time of the merger; and

     - the assumption that the merger and related transactions will take place in accordance with all of the terms of the merger agreement and as described in this joint proxy statement/prospectus.

     Federal Income Tax Consequences. Assuming that the merger qualifies as a reorganization, the federal income tax consequences of the merger will be as follows:

     - none of Jupiter, Media Metrix or MMX Acquisition Corp. will recognize gain or loss as a result of the merger;

     - Jupiter stockholders who exchange their shares of Jupiter common stock for shares of Media Metrix common stock will not recognize gain or loss as a result of the merger, except with respect to cash received instead of a fractional share of Media Metrix common stock;

     - the tax basis of the shares of Media Metrix common stock received by the Jupiter stockholders in exchange for their Jupiter common stock in the merger will be the same as the tax basis of the shares of Jupiter common stock surrendered in exchange for those shares;

     - the holding period of the shares of Media Metrix common stock received in the merger will include the holding period of the shares of Jupiter common stock surrendered in the exchange; and

     - a holder of Jupiter common stock that receives cash instead of a fractional share of Media Metrix common stock will, in general, recognize capital gain or loss equal to the difference between the cash amount received and the portion of the holder's tax basis in shares of Jupiter common stock allocable to the fractional share; this gain or loss will be long-term capital gain or loss for federal income tax purposes if the holder's holding period in the Jupiter common stock exchanged for the fractional share of Media Metrix common stock is more than one year.

     THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIALLY RELEVANT TAX EFFECTS. JUPITER STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECTS OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS AND THE EFFECTS OF ANY PROPOSED CHANGES IN THE TAX LAWS.

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REGULATORY MATTERS

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules promulgated under that Act by the Federal Trade Commission, in order to complete the merger we were required to give notification and furnish information relating to the Jupiter and Media Metrix businesses and the industries in which they operate to the Federal Trade Commission and the Antitrust Division of the United States Department of Justice, and a specified waiting period requirement had to be satisfied. Media Metrix and Jupiter filed notification and report forms with the Federal Trade Commission and the Antitrust Division on July 17, 2000. The companies were notified on July 31, 2000 that early termination of the waiting period was granted. Even after the waiting period expires or is terminated, the Federal Trade Commission and the Antitrust Division retain the authority to challenge the merger on antitrust grounds. In addition, each state in which Media Metrix or Jupiter operates may also seek to review the merger. Any of these authorities may seek to challenge the merger.

     Under the merger agreement, we have both agreed to use our reasonable best efforts to take all actions to obtain all necessary regulatory and governmental approvals necessary to complete the merger and to address any concerns of regulators and governmental officials. Our obligations to complete the merger are dependent on the condition that there be no law enacted, and no judgment, injunction or decree of any court or governmental entity in effect, that prohibits the merger.

     It is a condition to the merger that the shares of Media Metrix stock to be issued in the merger be approved for listing on the Nasdaq National Market, subject only to official notice of issuance. An application has been filed with the Nasdaq National Market to list these shares. Following the merger, Jupiter stock will no longer be registered under the Securities Act or traded on the Nasdaq National Market.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF JUPITER MEDIA METRIX AFTER THE
MERGER

     There are currently six members of the Media Metrix board of directors. Upon completion of the merger, the number of directors on the board will be increased to nine, of which five members will be designees of Media Metrix and four members will be designees of Jupiter. The five Media Metrix designees are Stig Kry and William W. Helman, who will serve until Jupiter Media Metrix' first annual stockholders meeting after the merger, James Mortensen, who will serve until Jupiter Media Metrix' second annual stockholders meeting after the merger, and Tod Johnson and Randy Pausch, who will serve until Jupiter Media Metrix' third annual stockholders meeting after the merger. The four Jupiter designees are Robert Kavner, who will serve until Jupiter Media Metrix' first annual stockholders meeting after the merger, Jeff Ballowe and Gene DeRose, who will serve until Jupiter Media Metrix' second annual stockholders meeting after the merger, and Kurt Abrahamson, who will serve until Jupiter Media Metrix' third annual stockholders meeting after the merger.

     Following the merger, the bylaws of Jupiter Media Metrix will provide that any vacancy in a Media Metrix-appointed director's board seat must be filled by a person nominated by the remaining Media Metrix-appointed directors, and any vacancy in a Jupiter-appointed director's board seat must be filled by a person nominated by the remaining Jupiter-appointed directors. This bylaw may be amended to change this system of appointing replacement directors, but only by the vote of 66 2/3% of the entire board of directors or by the stockholders of Jupiter Media Metrix.

     Following the merger:

     - Tod Johnson, currently Chairman and Chief Executive Officer of Media Metrix, will continue to serve as Chairman and Chief Executive Officer of Jupiter Media Metrix;

     - Gene DeRose, currently Chairman and Chief Executive Officer of Jupiter, will become Vice Chairman and President of Jupiter Media Metrix;

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

     - Mary Ann Packo, currently President and Chief Operating Officer of Media Metrix, will become Co-Chief Operating Officer of Jupiter Media Metrix and will also continue as President of the Media Metrix Division of Jupiter Media Metrix;

     - Kurt Abrahamson, currently President and Chief Operating Officer of Jupiter, will become Co-Chief Operating Officer of Jupiter Media Metrix and will also continue as President of the Jupiter division of Jupiter Media Metrix;

     - Thomas Lynch, currently Chief Financial Officer of Media Metrix, will continue to serve as Chief Financial Officer of Jupiter Media Metrix; and

     - Jean Robinson, currently Chief Financial Officer of Jupiter, will become Executive Vice President, Business Development, of Jupiter Media Metrix.

In addition, each of the other executive officers of Jupiter is expected to continue to serve in the same capacity with the Jupiter Communications division of Jupiter Media Metrix after the merger.

     The following is biographical information on the individuals who currently serve as directors and/or executive officers of Jupiter and who, pursuant to the merger agreement, will serve as directors and/or executive officers of Jupiter Media Metrix following the merger:

     GENE DEROSE, 37, has served as Chief Executive Officer of Jupiter since November 1996 and served as President of Jupiter from its inception to November 1996. He has served as Chairman of the Board of Jupiter since July 1999. Throughout 1994, prior to the formation of Jupiter, Mr. DeRose was the President of the sole proprietorship which pre-dated the formation of Jupiter. Mr. DeRose is a board member of MOUSE, a nonprofit organization that provides volunteer technical manpower to New York City's public schools, and also serves on the Advisory Board of the Markle Foundation's E-mail For All campaign, an initiative that encourages the use of new communications technologies for socially beneficial purposes. Mr. DeRose received his B.A. from the University of Virginia. Mr. DeRose is the son-in-law of Robert Kavner, who will also serve as a director of Jupiter Media Metrix following the merger.

     KURT ABRAHAMSON, 39, has served as President and Chief Operating Officer of Jupiter since November 1996 and has served as a director of Jupiter since July 1999. From 1994 to November 1996, Mr. Abrahamson served as Managing Director of Jupiter. Between October 1989 and his joining Jupiter in 1994, Mr. Abrahamson served as Principal Analyst for the Harvey M. Rose Corporation, a management consulting firm. Mr. Abrahamson received a B.A. from Cornell University and an M.A. from the John F. Kennedy School of Government at Harvard University.

     JEAN ROBINSON, 44, has served as Chief Financial Officer of Jupiter since March 1999. From January 1983 to January 1999, Ms. Robinson held various corporate finance positions at J.P. Morgan & Co. Incorporated, including Vice President, Equity Capital Markets, from June 1993 to January 1999. Ms. Robinson received her B.A. from Smith College and an M.B.A. from Columbia University.

     JEFFREY BALLOWE, 44, has served as a director of Jupiter since September 1999. From 1986 to 1997, Mr. Ballowe held various management positions at Ziff-Davis, Inc., an international media company, culminating in a position as President of the Interactive Media and Development Group. Mr. Ballowe is the Chairman of the Board of Directors for deja.com and the not-for-profit Electronic Literature Organization. He serves on the boards of GiveMeTalk.com, NBC Internet, Onvia.com, SuperGroups.com and VerticalNet, and also serves on the Advisory Board for the Internet Capital Group. Mr. Ballowe received his B.A. from Lawrence University, an M.A. from the University of Wisconsin-Madison and his M.B.A. from the University of Chicago.

     ROBERT KAVNER, 57, has served as a director of Jupiter since July 1999. Since December 1998, Mr. Kavner has served as Vice Chairman and a General Partner of idealab!, an incubator for starting and growing Internet businesses. From September 1996 to December 1998, he was President and Chief Executive Officer of On Command Corporation, a supplier of entertainment and information services to the lodging industry. From June 1994 to September 1996, he was an independent venture capitalist. From May 1984 to June 1994, he held a number of senior level positions at AT&T Corporation, including Chief

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

Executive Officer of the Multimedia Products and Services Group and President of the Data Systems Division. Prior to his work at AT&T, Mr. Kavner was a Partner at Coopers & Lybrand, L.L.P. and was Co-Chairman of the firm's information industry practice. Mr. Kavner serves on the Board of Directors of Fleet Financial Group, Inc., Earthlink Network, Inc., Ticketmaster Online Citysearch, Inc. and GoTo.Com, Inc. He received his B.S. from Adelphi University and attended the Advanced Management Program at Dartmouth University. Mr. Kavner is the father-in-law of Gene DeRose.

     Biographical information on other directors and executive officers of Jupiter can be found in the section "Jupiter Management -- Information Concerning Executive Officers and Directors" on page 103. Biographical information on the directors and executive officers of Media Metrix can be found in the Media Metrix Definitive Proxy Statement on Form 14A, filed with the SEC on May 1, 2000 and incorporated into this joint proxy statement/prospectus by reference. Please see "Where You Can Find More Information" on page 123.

FEDERAL SECURITIES LAWS CONSEQUENCES; STOCK TRANSFER RESTRICTIONS

     This joint proxy statement/prospectus does not cover any resales of the Media Metrix common stock which Jupiter stockholders will receive in the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any such resale.

     All shares of Media Metrix common stock received by Jupiter stockholders in the merger will be freely transferable, except that shares received by "affiliates" of Jupiter under the Securities Act of 1933 at the time of Jupiter's special stockholders meeting may be resold only in transactions permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be affiliates of Jupiter for those purposes generally include individuals or entities that control, are controlled by, or are under common control with, Jupiter, and would not include stockholders who are not officers, directors or principal stockholders of Jupiter.

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                              THE MERGER AGREEMENT

GENERAL

     The following summary of the merger agreement, as amended, is qualified by reference to the complete text of the merger agreement including amendment number one to the merger agreement, which is incorporated by reference and attached as Annex A to this joint proxy statement/prospectus. We encourage you to read the merger agreement in its entirety.

STRUCTURE OF THE MERGER

     Under the merger agreement, MMX Acquisition Corp., a wholly owned subsidiary of Media Metrix, will merge with and into Jupiter. As a consequence of the merger, Jupiter will become a wholly owned subsidiary of Media Metrix, and Media Metrix will be renamed Jupiter Media Metrix, Inc.

CLOSING; EFFECTIVE TIME

     The merger will become effective when we file a certificate of merger with the Secretary of State of the State of Delaware. However, we may agree to a later time and specify that time in the certificate of merger. We expect to file the certificate of merger and complete the merger shortly after the two stockholders meetings, assuming the stockholders of both companies approve the transaction and the other conditions in the merger agreement are satisfied or waived. Please see "Conditions to Completion of the Merger" on page 67 for a discussion of these conditions.

WHAT STOCKHOLDERS WILL RECEIVE IN THE MERGER

     If the merger is completed, each outstanding share of Jupiter common stock will be automatically converted into the right to receive 0.946 of a share of Media Metrix common stock. Immediately following the merger, the former Jupiter stockholders will own approximately 45%, and the Media Metrix stockholders will own approximately 55%, of Jupiter Media Metrix.

PROCEDURES FOR SURRENDER OF JUPITER CERTIFICATES; FRACTIONAL SHARES

     As soon as reasonably practicable after the effective time of the merger, Media Metrix will instruct the exchange agent for the merger to mail to each person who holds shares of Jupiter common stock at the time of the merger, a letter of transmittal and instructions with respect to the surrender of the person's Jupiter stock certificates. YOU SHOULD NOT SEND YOUR STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

     Commencing immediately after the effective time of the merger, upon surrender by Jupiter stockholders of their stock certificates representing Jupiter shares in accordance with the instructions, Jupiter stockholders will receive stock certificates representing shares of Media Metrix common stock for which those Jupiter shares have been exchanged, together with a cash payment instead of fractional shares, if any, as described below.

     After the merger, Jupiter will not record any further transfers of shares of Jupiter common stock.

     No fractional share of Media Metrix common stock will be issued for Jupiter shares. Instead, the exchange agent will pay an amount in cash determined by multiplying (x) the fractional share interest to which the Jupiter stockholder would otherwise be entitled by (y) the closing price of a share of Media Metrix common stock on the Nasdaq National Market on the last full trading day immediately prior to the effective date of the merger.

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REPRESENTATIONS AND WARRANTIES

     The merger agreement contains representations and warranties by each of us to the other relating to, among other things:

     - corporate organization, qualification, standing and power;

     - capitalization;

     - authorization, execution, delivery, performance and enforceability of, required approvals of governmental authorities relating to, and non-violation of agreements as a result of, the merger agreement;

     - documents filed with the SEC since the date we became a public company, including financial statements;

     - the absence of undisclosed liabilities;

     - compliance with applicable laws;

     - employee benefit plan matters;

     - absence of specified material changes or events since March 31, 2000;

     - litigation;

     - title to assets;

     - intellectual property matters;

     - material contracts;

     - labor matters;

     - tax matters;

     - customers;

     - opinion of financial advisor;

     - takeover laws;

     - required stockholder vote in connection with the merger; and

     - intermediaries entitled to commissions in connection with the merger.

     The representations and warranties will not survive the closing of the merger.

CONDUCT OF BUSINESS

     During the period from the date of the merger agreement to the effective time of the merger, each of us must comply with agreements relating to the conduct of our respective business, except as otherwise permitted by the merger agreement or as consented to by the other party.

     Each of us has agreed that we will:

     - conduct our operations in the ordinary and usual course of business in substantially the same manner as conducted prior to the time the merger agreement was signed;

     - use reasonable best efforts to preserve intact our business organization and goodwill in all material respects;

     - use reasonable best efforts to keep available the services of our officers and employees as a group, subject to changes in the ordinary course; and

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

     - use reasonable best efforts to maintain our existing relationships with suppliers, distributors, customers and others having business relationships with us.

     The merger agreement prohibits each of us, without the consent of the other party, from taking any action outside of the parameters specified in the merger agreement relating to the following matters:

     - declaring or paying any dividends on, or making any distribution with respect to, our outstanding stock;

     - entering into or amending any employment, severance, change in control or similar contract;

     - granting any bonus or increasing the compensation or benefits provided to any of our respective employees, other than to directors and certain officers, except in the ordinary course of business;

     - authorizing or entering into a contract with respect to, or taking any action to complete any contract with respect to a merger or other business combination, a liquidation or recapitalization or an acquisition or disposition of a material amount of assets or securities;

     - proposing or adopting any amendments to our charter or bylaws;

     - issuing, selling or otherwise disposing of, or creating any encumbrance on, any capital stock owned by us in any of our subsidiaries;

     - issuing, selling or otherwise permitting to become outstanding any shares of our capital stock or repurchasing any shares of our capital stock;

     - granting or awarding any options, warrants, or other rights to acquire any shares of our capital stock or of the capital stock of any of our subsidiaries, or entering into any other share arrangement relating to capital stock;

     - amending the terms of any compensation or benefit plan, or adopting any new employee benefit plan or other related contract;

     - except under existing credit agreements, incurring, creating, assuming or otherwise becoming liable for any indebtedness for borrowed money;

     - transferring, leasing, licensing, mortgaging, pledging or creating any other encumbrance on any material asset or material amount of assets;

     - making any material tax election or settling or compromising any material tax liability or taking any action which could reasonably be expected to cause the merger to fail to qualify as a reorganization under the Internal Revenue Code;

     - incurring or committing to any capital expenditure, individually or in the aggregate, in excess of a specified amount;

     - entering into any contract containing any provision limiting our or any of our subsidiaries' ability to (1) sell any products or services of or to any other person, (2) engage in any line of business or (3) compete with or obtain products or services from any person, or limiting the ability of any person to provide products or services to us or any of our subsidiaries;

     - implementing or adopting any change in our accounting principles, practices or methods, other than as may be required by generally accepted accounting principles or the Exchange Act; or

     - settling any material litigation.

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NO SOLICITATION

     The merger agreement provides that neither of us will, nor will either of us authorize or permit any of our subsidiaries or our or any of our subsidiaries' directors, officers, employees, advisors, agents or representatives to, directly or indirectly:

     - solicit, initiate, encourage or facilitate, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any proposal with respect to any competing transaction, as defined in the merger agreement;

     - negotiate or otherwise engage in discussions with any person with respect to any competing transaction; or

     - enter into any contract or understanding requiring us to abandon, terminate or fail to complete the merger or any of the other transactions contemplated by the merger agreement.

     In addition, each of us agreed in the merger agreement that we would immediately cease all existing activities, discussions and negotiations with any persons conducted prior to the execution of the merger agreement with respect to any proposal for a competing transaction and request the return or destruction of all non-public information furnished in connection with those activities, discussions or negotiations.

     However, each of us has agreed that, if either of our companies, before our stockholders meeting takes place, receives an unsolicited written proposal with respect to a competing transaction, and the company's board of directors determines, in good faith by a majority vote, after advice from its outside legal counsel, that the failure to furnish information and negotiate or otherwise engage in discussions would constitute a breach of the fiduciary duties of the board, and after consultation with the company's independent financial advisors that such proposal could reasonably be expected to lead to a superior transaction, as defined in the merger agreement, then the company may:

     - furnish information to the person making the proposal under a customary confidentiality agreement; and

     - participate in discussions or negotiations regarding the proposal.

     In addition, each of us has agreed to promptly advise the other in writing of the receipt of any inquiries or proposals relating to a competing transaction, the specific terms of the competing transaction and the identity of the person making the inquiry or proposal. Each company will also keep the other informed of the status of these inquiries or proposals, of the furnishing of information, and of any related negotiations or discussions.

     If the board of directors of Jupiter or the board of directors of Media Metrix determines, based on the written opinion from that company's independent financial advisors that the competing transaction is a superior transaction, and based on the advice of that company's outside legal counsel, that a proposed competing transaction for its company constitutes a superior transaction, and is in the best interests of that company and its stockholders and failure to enter into the competing transaction would constitute a breach of the fiduciary duties of the board of directors of that company, then, first, that company must provide the other company three business days' written notice that it intends to terminate the merger agreement and, second, on the date of termination, that company must deliver to the other company:

     - a written notice of termination of the merger agreement;

     - a wire transfer in the amount of the termination fee of $16 million;

     - a written acknowledgment from that company that the termination of the merger agreement and the entry into the superior transaction are events which entitle the other company to be paid the termination fee; and

     - a written acknowledgment from each other party to the superior transaction that it has read the terminating company's acknowledgment referred to above and will not contest the matters acknowledged by that company, including the payment of the termination fee.

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

     A "competing transaction" is defined in the merger agreement as any inquiry, proposal or offer from any person relating to any:

     - recapitalization, merger, consolidation, or other business combination involving that company;

     - acquisition of 15% or more of the outstanding capital stock of that company or any of its subsidiaries;

     - acquisition of 15% or more, on a book value or fair market value basis, of the assets of that company and its subsidiaries taken as a whole; or

     - a combination of the foregoing transactions.

     A "superior transaction" is defined in the merger agreement as a competing transaction which the board of directors of Media Metrix or Jupiter, as the case may be, reasonably determines is more favorable to that company and its stockholders than the merger and which is not subject to any financing condition. A competing transaction cannot constitute a superior transaction unless, in the written opinion of that company's independent financial advisors, the value of the consideration to be paid in the competing transaction is more favorable to the stockholders of that company from a financial point of view than the consideration being paid by Media Metrix in the merger.

     Neither Media Metrix nor Jupiter may take any action to make any takeover laws inapplicable to any competing transaction in respect of that company prior to the termination of the merger agreement.

EMPLOYEE PLANS AND BENEFIT ARRANGEMENTS

     Media Metrix has agreed that the surviving corporation will honor all pre-merger obligations under all existing Jupiter compensation and benefit plans.

     Media Metrix has agreed that, for purposes of eligibility and vesting, but not benefit accrual, all active Jupiter employees will receive credit for all pre-merger service with Jupiter or any subsidiary under the employee benefit plans of Media Metrix in which they start to participate after the merger, but only to the extent that Jupiter credited this service for similar purposes prior to the merger and Jupiter Media Metrix recognizes this service for employees other than the Jupiter employees. Any employee benefit plan which provides medical, dental or life insurance benefits after the merger to any active Jupiter employee will, with respect to those individuals, waive any waiting periods and any pre-existing conditions and actively-at-work exclusions to the extent waived under present policies of Jupiter and its subsidiaries, and will provide that any expenses incurred before the merger by those individuals will be taken into account under those plans for purposes of satisfying applicable deductible or coinsurance provisions to the extent taken into account under present policy of Jupiter.

JUPITER STOCK OPTIONS

     At the time of the merger, all options to purchase shares of Jupiter common stock that were granted under Jupiter's 1997 Employee Stock Option Plan, its 1999 Stock Incentive Plan or as compensation for services to Jupiter or any of its subsidiaries will be converted automatically into options to acquire Media Metrix common stock. The Jupiter options will each become exercisable for the number of shares of Media Metrix common stock determined by multiplying the number of shares of Jupiter common stock that were subject to the option immediately prior to the merger by the 0.946 exchange ratio. The exercise price per share of Media Metrix common stock will be the exercise price of the Jupiter option in effect immediately prior to the merger divided by the 0.946 exchange ratio, and the options will otherwise have the same terms and conditions, including the same schedule as to exercisability, as were in effect for the Jupiter options immediately prior to the merger. We intend that after the merger each Jupiter option assumed by Media Metrix will qualify as an incentive stock option, as defined in Section 422 of the Internal Revenue Code, to the extent that it qualified as an incentive stock option prior to the merger.

     Media Metrix has agreed that, within 10 days after completion of the merger, it will file a registration statement on Form S-8 for the shares of Media Metrix common stock issuable upon exercise of the Media

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Metrix options into which the outstanding Jupiter stock options will be converted upon completion of the merger.

GOVERNANCE

     Media Metrix agreed that, following the merger, the board of directors of Jupiter Media Metrix will be comprised of the following nine persons:

     - two Media Metrix designees and one Jupiter designee, who will be assigned to the class of directors whose term of office expires at Jupiter Media Metrix' first annual meeting of stockholders after the merger;

     - one Media Metrix designee and two Jupiter designees, who will be assigned to the class of directors whose term of office expires at Jupiter Media Metrix' second annual meeting of stockholders after the merger; and

     - two Media Metrix designees and one Jupiter designee, who will be assigned to the class of directors whose term of office expires at Jupiter Media Metrix' third annual meeting of stockholders after the merger.

     Media Metrix has also agreed that the board of directors of Media Metrix will appoint, effective immediately following the merger:

     - Gene DeRose as Vice Chairman and President of Jupiter Media Metrix;

     - Kurt Abrahamson and Mary Ann Packo as Co-Chief Operating Officers of Jupiter Media Metrix, (and each will serve as President of his or her operating division); and

     - Jean Robinson as Executive Vice President, Business Development of Jupiter Media Metrix.

     Following the merger, Tod Johnson will serve as Chairman and Chief Executive Officer of Jupiter Media Metrix, and Thomas Lynch will serve as Chief Financial Officer of Jupiter Media Metrix. All of the foregoing persons are to serve in accordance with the provisions of the charter and bylaws of Jupiter Media Metrix and the provisions of the Delaware General Corporation Law.

INDEMNIFICATION AND INSURANCE

     Media Metrix has agreed that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the merger which now exist in favor of the current or former directors or officers of Jupiter or any of its subsidiaries under Jupiter's certificate of incorporation or bylaws or any contract disclosed to Media Metrix will continue in effect following the merger in accordance with their terms.

     Media Metrix has also agreed, for six years following the merger, to indemnify the current and former directors and officers of Jupiter or any of its subsidiaries for acts or omissions occurring at or prior to the merger to the fullest extent permitted by applicable law, including with respect to taking all actions necessary to advance expenses.

     Media Metrix has agreed to use its reasonable best efforts to maintain or cause Jupiter to maintain in effect for six years following the merger, Jupiter's current directors' and officers' liability insurance covering those persons currently covered by that insurance policy, except that, in any year, Media Metrix need not pay more than 150% of the annual premium currently paid by Jupiter for its existing coverage.

EXPENSES

     Whether or not the Merger is completed, each of Jupiter and Media Metrix will pay its own all costs and expenses incurred in connection with the merger agreement, except that the expenses incurred in connection with the filing and printing of the registration statement and the mailing of the joint proxy statement/prospectus and the fee paid in connection with the filings made pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 are shared equally by Jupiter and Media Metrix.

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CONDITIONS TO THE COMPLETION OF THE MERGER

     We may complete the merger only if the following conditions are met:

     - the Jupiter stockholders and the Media Metrix stockholders have approved each of the proposals required to complete the merger;

     - all material regulatory approvals required to be obtained in connection with the merger are obtained;

     - there is no law, court order or injunction in effect which prohibits the completion of the merger;

     - the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part is effective under the Securities Act and we have satisfied all state securities or "blue sky" laws;

     - the shares of Media Metrix common stock to be issued in the merger are approved for listing on Nasdaq; and

     - Media Metrix and Jupiter have received opinions from their respective outside legal counsel that the merger will qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

     In addition, the obligations of each party to effect the merger is subject to the satisfaction or waiver of the following additional conditions:

     - the representations and warranties of the other party contained in the merger agreement, being read as though none of them contains any material adverse effect or materiality qualifier, are true and correct on the date of the merger as if made on the date of the merger except (1) for changes specifically permitted by the merger agreement and (2) where the failure of the representations and warranties to be true and correct in all respects would not in the aggregate have a material adverse effect on the other party;

     - all obligations and covenants required to be performed and complied with by the other party on or before the date of the merger have been in all material respects performed and complied with;

     - the noncompetition agreements of the other party with certain of its employees continue to be in full force and effect on the date of the merger without any modification, and that noncompetition agreements with specified employees have not been breached by those employees; and

     - no fact, event or circumstance has occurred which would, individually, in the aggregate, or together with all other existing facts, events and circumstances, have a material adverse effect on the other party.

It is also a condition of Jupiter's obligations to effect the merger that the bylaws of Media Metrix have been amended to provide, first, that vacancies on the board of directors of Jupiter Media Metrix created by the cessation of service of a Jupiter designee or Media Metrix designee, as the case may be, will be filled by a person selected by a majority of that company's designees then serving on such board of directors, and, second, that this bylaw may not be amended except by the vote of 66 2/3% of the entire board of directors or by the stockholders of Jupiter Media Metrix.

TERMINATION

     The merger agreement may be terminated:

     - by mutual written consent of Media Metrix and Jupiter;

     - by either Media Metrix or Jupiter:

      - if the merger is not completed by December 31, 2000, except that a party may not terminate the agreement if its failure to fulfill its obligations is the cause of the merger not being completed by December 31, 2000;

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      - if Jupiter stockholders, at Jupiter's special stockholders meeting, fail to adopt the merger agreement;

      - if Media Metrix stockholders, at the Media Metrix special stockholders meeting, fail to approve each of the proposals required to complete the merger;

      - if a court issues an order or a law has been enacted that makes the completion of the merger illegal, or if any final order or decree has been issued enjoining Media Metrix or Jupiter from completing the merger; or

      - if there has been a material breach by the other party of any of its representations, warranties, covenants or agreements contained in the merger agreement, which breach would result in the failure to satisfy one or more of the conditions to the merger, and that breach is incapable of being cured or, if capable of being cured, has not been cured within 30 days after written notice was received by the party alleged to be in breach.

     - by Media Metrix:

      - if the board of directors of Jupiter (1) does not recommend that Jupiter stockholders vote in favor of the merger agreement and the merger or withdraws its recommendation, (2) modifies its recommendation in a manner adverse to Media Metrix, or (3) approves, recommends or fails to take a position that is adverse to any proposed competing transaction involving Jupiter;

      - if the board of directors of Jupiter refuses to affirm its recommendation within five days after receipt of any reasonable written request for such affirmation from Media Metrix;

      - if Jupiter fails to hold the special stockholders meeting when scheduled; or

      - in order to enter into a transaction that the Media Metrix board has determined, after complying with the procedures contained in the merger agreement, among other things, to be more favorable to Media Metrix' stockholders than the merger.

     - by Jupiter:

      - if the board of directors of Media Metrix (1) does not recommend that Media Metrix' stockholders vote in favor of the proposals required to complete the merger or withdraws its recommendation, (2) modifies its recommendation in a manner adverse to Jupiter, or (3) approves, recommends or fails to take a position that is adverse to any proposed competing transaction involving Media Metrix;

      - if the board of directors of Media Metrix refuses to affirm its recommendation within five days after receipt of any reasonable written request for such affirmation from Jupiter;

      - if Media Metrix fails to hold the special stockholders meeting when scheduled; or

      - in order to enter into a transaction that the Jupiter board has determined, after complying with the procedures contained in the merger agreement, among other things, to be more favorable to Jupiter's stockholders than the merger.

     Jupiter has agreed that it will pay Media Metrix a $16 million termination fee if:

     - Media Metrix terminates the merger agreement because the board of directors of Jupiter (1) does not recommend that Jupiter stockholders vote in favor of the merger agreement and the merger or withdraws its recommendation, (2) modifies its recommendation in a manner adverse to Media Metrix, (3) approves, recommends or fails to take a position that is adverse to any proposed competing transaction involving Jupiter, or
       (4) refuses to affirm its recommendation within five days after receipt of any reasonable request to do so from Media Metrix;

     - Media Metrix terminates the merger agreement because Jupiter fails to hold its special stockholders meeting when scheduled;

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     - Media Metrix or Jupiter terminates the merger agreement because either
       (1) the merger is not completed before December 31, 2000 or (2) the Jupiter stockholders fail to adopt the merger agreement at the Jupiter special stockholders meeting, and, in either case,

      - a competing transaction is publicly proposed or announced on or after the date of the merger agreement and before the Jupiter special stockholders meeting, and

      - a Jupiter business combination is entered into, agreed to or completed by Jupiter or any of its subsidiaries within twelve months following termination of the merger agreement;

     - Jupiter terminates the merger agreement in order to enter into a transaction which its board has determined to be more favorable to its stockholders than the merger; or

     - Media Metrix or Jupiter terminates the merger agreement because (1) either:

      - the merger is not completed before December 31, 2000,

      - the Jupiter stockholders fail to approve the merger at Jupiter's special stockholders meeting, or

      - there is a material breach by Jupiter of any of its representations, warranties, covenants or agreements which breach would result in a failure by Jupiter to comply with the conditions of closing, but only if the breach arises out of the bad faith or willful misconduct of Jupiter, and

      (2) a business combination, as defined in the merger agreement, with Jupiter is entered into, agreed to or completed within three months following termination of the merger agreement.

     Media Metrix has agreed that it will pay Jupiter a $16 million termination fee if:

     - Jupiter terminates the merger agreement because the board of directors of Media Metrix (1) does not recommend that Media Metrix stockholders vote in favor of the proposals required to complete the merger or withdraws its recommendation, (2) modifies its recommendation in a manner adverse to Jupiter, (3) approves, recommends or fails to take a position that is adverse to any proposed competing transaction involving Media Metrix, or
       (4) refuses to affirm its recommendation within five days after receipt of any reasonable request to do so from Jupiter;

     - Jupiter terminates the merger agreement because Media Metrix fails to hold its special stockholders meeting when scheduled;

     - Media Metrix or Jupiter terminates the merger agreement because either
       (1) the merger is not completed before December 31, 2000 or (2) the Media Metrix stockholders fail to authorize the proposals required to complete the merger, and, in either case,

      - a competing transaction is publicly proposed or announced on or after the date of the merger agreement and before the Media Metrix special stockholders meeting, and

      - a Media Metrix business combination is entered into, agreed to or completed by Media Metrix or any of its subsidiaries within twelve months following termination of the merger agreement;

     - Media Metrix terminates the merger agreement in order to enter into a transaction which its board has determined is more favorable to its stockholders than the merger; or

     - Jupiter or Media Metrix terminates the merger agreement because (1) either:

      - the merger is not completed before December 31, 2000,

      - the Media Metrix stockholders fail to authorize the proposals required to complete the merger at Media Metrix' special stockholders meeting, or

      - there is a material breach by Media Metrix of any of its representations, warranties, covenants or agreements which breach would result in a failure by Media Metrix to comply with the conditions of closing, but only if such breach arises out of the bad faith or willful misconduct of Media Metrix, and

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      (2) a business combination, as defined in the merger agreement, with Media
      Metrix is entered into, agreed to or completed within three months following termination of the merger agreement.

If either Media Metrix or Jupiter becomes obligated to but does not promptly pay the termination fee, then the party required to pay the fee shall pay to the party owed such fee that party's expenses in connection with any litigation brought to obtain payment of the fee.

     A "business combination" is defined in the merger agreement as:

     - any merger, consolidation or other business combination as a result of which the stockholders of the company would hold less than 60% of the voting securities of the company outstanding following the transaction;

     - the acquisition of 40% or more of the outstanding capital stock of the company; or

     - the acquisition of 40% or more, on a book value basis or fair market value basis, of the assets of the company and its subsidiaries taken as a whole.

AMENDMENTS

     We may amend the merger agreement at any time before or after stockholder approval of the merger agreement. After stockholder approval of the merger agreement, we may not make any amendment that, by law or in accordance with the rules of the NASD, requires approval by Jupiter stockholders or approval by Media Metrix stockholders without the approval of those stockholders.

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                             THE VOTING AGREEMENTS

GENERAL

     The following summary of the voting agreements is qualified by reference to the complete text of the voting agreements, which are incorporated by reference and attached as Annex B and Annex C to this joint proxy statement/prospectus. We encourage you to read the voting agreements in their entirety.

MEDIA METRIX VOTING AGREEMENT WITH JUPITER STOCKHOLDERS

     As an inducement to Media Metrix to enter into the merger agreement, Ernest Abrahamson, Kurt Abrahamson, and Gene DeRose entered into a voting agreement with Media Metrix under which they have agreed to vote all of the shares of Jupiter common stock owned by them (1) in favor of the merger and the merger agreement, (2) against any competing transaction, and (3) against any proposed action or transaction that would result in a breach of any representation, warranty, covenant or agreement of Jupiter under the merger agreement or result in a failure by Jupiter to comply with the closing conditions or that would otherwise prevent, interfere with, frustrate or delay completion of the merger.

     These Jupiter stockholders have also agreed not to sell, transfer or encumber any of the Jupiter shares owned by them.

     As part of the voting agreement, each of these Jupiter stockholders granted an irrevocable proxy to Media Metrix to vote the shares of Jupiter common stock owned by him in accordance with the voting agreement. These Jupiter stockholders own a total of 4,125,071 shares of Jupiter common stock, representing approximately 26% of the Jupiter common stock outstanding as of June 22, 2000, as represented by Jupiter in the merger agreement.

JUPITER VOTING AGREEMENT WITH MEDIA METRIX STOCKHOLDERS

     As an inducement to Jupiter to enter into the merger agreement, The 1995 Stacey Johnson Trust, The 1995 Scott Johnson Trust, The NPD Group, Inc. and Greylock IX L.P. have entered into a voting agreement with Jupiter under which they have agreed to vote all of the shares of Media Metrix common stock owned by them (1) in favor of the proposed amendment to Media Metrix' charter and the proposed issuance of Media Metrix common stock in the merger, (2) against any competing transaction, and (3) against any proposed action or transaction that would result in a breach of any representation, warranty, covenant or agreement of Media Metrix under the merger agreement or result in a failure by Media Metrix to comply with the closing conditions or that would otherwise prevent, interfere with, frustrate or delay completion of the merger.

     These Media Metrix stockholders have also agreed not to sell, transfer or encumber any of the Media Metrix shares owned by them, except that Greylock IX, L.P. is not subject to these restrictions and The NPD Group, Inc. may transfer shares in order to comply with options which it had previously granted on those shares.

     As part of the voting agreement, each of these Media Metrix stockholders granted an irrevocable proxy to Jupiter to vote the shares of Media Metrix common stock owned by it. These Media Metrix stockholders own a total of 7,106,269 shares of Media Metrix common stock, representing approximately 36% of the Media Metrix common stock outstanding as of August 10, 2000.

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            AMENDMENT OF THE MEDIA METRIX 2000 EQUITY INCENTIVE PLAN

GENERAL

     In May 2000, the board of directors of Media Metrix adopted the Media Metrix 2000 Equity Incentive Plan. Media Metrix' stockholders approved the adoption of the 2000 Equity Incentive Plan at the 2000 Annual Stockholder's Meeting.

THE PROPOSED AMENDMENT TO THE 2000 EQUITY INCENTIVE PLAN

     On August 8, 2000, the Media Metrix board of directors adopted, subject to stockholder approval, an amendment to the 2000 Equity Incentive Plan to:

     - increase the maximum number of shares of Media Metrix common stock available for issuance under the 2000 Equity Incentive Plan in calendar year 2000 from 2,000,000 to 4,000,000,

     - increase the maximum amount of the annual increase in shares available for issuance under the plan from the lesser of 1,000,000 shares or 4% of the outstanding shares to the lesser of 2,000,000 shares or 4% of the outstanding shares, and

     - increase the maximum number of shares available for issuance during the term of the plan from 6,000,000 to 12,000,000.

At the Media Metrix special stockholders meeting, stockholders of Media Metrix are being asked to consider and vote upon the proposed amendment.

     The success of Media Metrix depends, in large part, on its ability to attract, retain and motivate key employees with experience and ability. Media Metrix' board of directors believes that the opportunity to receive stock-based incentives under the 2000 Equity Incentive Plan provides an important incentive to key employees of Media Metrix and that the 2000 Equity Incentive Plan will continue to assist Media Metrix in attracting and retaining quality personnel. Furthermore, if the merger is completed, the pool of key employees will be significantly expanded. Accordingly, Media Metrix' board of directors believes that it is in the best interests of Media Metrix to increase the maximum number of shares available for issuance under the 2000 Equity Incentive Plan in calendar year 2000 and during the term of the plan in order (1) to continue to attract and retain key employees, including key employees of Jupiter who continue as employees of the combined enterprise after the merger is completed, and (2) to provide additional incentive and reward opportunities to current employees, including these Jupiter employees, to encourage them to enhance the profitable growth of Media Metrix. ACCORDINGLY, MEDIA METRIX' BOARD OF DIRECTORS RECOMMENDS THAT MEDIA METRIX STOCKHOLDERS VOTE "FOR" APPROVAL OF THE PROPOSED AMENDMENT TO THE 2000 EQUITY INCENTIVE PLAN.

     If the proposed amendment to the 2000 Equity Incentive Plan is approved, the amendment will become effective as of August 8, 2000. If the proposed amendment to the 2000 Equity Incentive Plan is not approved by Media Metrix stockholders, the 2000 Equity Incentive Plan will remain in effect with the terms existing prior to August 8, 2000. Although approval of the proposed amendment to the 2000 Equity Incentive Plan will not necessarily result immediately in additional grants under the 2000 Equity Incentive Plan, it is expected that Media Metrix' Compensation Committee will make periodic grants under the 2000 Equity Incentive Plan in furtherance of the goals described above.

     The principal provisions of the 2000 Equity Incentive Plan are summarized below. This summary, however, does not purport to be complete and is qualified in its entirety by the terms of the 2000 Equity Incentive Plan.

GENERAL DESCRIPTION OF THE 2000 EQUITY INCENTIVE PLAN

     The 2000 Equity Incentive Plan authorizes the grant of stock options, stock appreciation rights, restricted stock, performance-based awards and other stock-based awards to any member of Media Metrix' board of directors, any of Media Metrix' officers, Media Metrix' affiliates or other employees or any

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consultant or other independent contractor who performs or will perform services for Media Metrix or its affiliates. In addition, each of Media Metrix' non-employee directors receives automatic grants of stock options under the 2000 Equity Incentive Plan.

     Available Shares. Prior to the amendment of the 2000 Equity Incentive Plan in July 2000, subject to adjustment to reflect stock dividends and other capital changes, the maximum number of shares of Media Metrix common stock that could be issued, or used for reference purposes, in calendar year 2000 under the 2000 Equity Incentive Plan was 2,000,000 shares, provided that this maximum number of shares would be automatically increased on the first trading day of each calendar year, beginning with the 2001 calendar year, by an amount equal to the lesser of (1) 4% of the total number of shares of Media Metrix common stock outstanding on the last trading day of the immediately preceding calendar year or (2) 1,000,000 shares. In no event, however, could more than 6,000,000 shares of Media Metrix common stock be issued, or used for reference purposes, under the 2000 Equity Incentive Plan during the 2000 Equity Incentive Plan's term.

     Following the amendment of the 2000 Equity Incentive Plan in July, 2000 and assuming approval of the amendment by Media Metrix stockholders, subject to adjustment to reflect stock dividends and other capital changes, the maximum number of shares of Media Metrix common stock that may be issued, or used for reference purposes, in calendar year 2000 under the 2000 Equity Incentive Plan will be 4,000,000 shares, provided that such maximum number of shares will be automatically increased on the first trading day of each calendar year, beginning with the 2001 calendar year, by an amount equal to the lesser of (1) 4% of the total number of shares of Media Metrix common stock outstanding on the last trading day of the immediately preceding calendar year or (2) 2,000,000 shares. In no event, however, may more than 12,000,000 shares of Media Metrix common stock be issued, or used for reference purposes, under the 2000 Equity Incentive Plan during the 2000 Equity Incentive Plan's term.

     Shares subject to awards under the 2000 Equity Incentive Plan that are canceled, expired, terminated, forfeited or withheld to pay the exercise price of options or to satisfy tax withholding obligations will again be available for issuance or reference under the 2000 Equity Incentive Plan. Any shares of common stock that are issued, and any awards that are granted, through the assumption of, or in substitution for, outstanding awards previously granted by an acquired entity are not counted against the shares of common stock available for issuance or reference purposes under the 2000 Equity Incentive Plan.

     The shares issuable under the 2000 Equity Incentive Plan may be either authorized and unissued or held by Media Metrix in its treasury. The 2000 Equity Incentive Plan became effective as of March 28, 2000 and will, unless terminated earlier by Media Metrix' board of directors, terminate on March 28, 2010.

     Subject to adjustment to reflect stock dividends and other capital changes, the maximum number of shares of Media Metrix common stock with respect to which stock options, stock appreciation rights or other awards may be granted under the 2000 Equity Incentive Plan to any employee for any calendar year will, in each case, be 1,000,000 shares. Not more than $1,000,000 may be paid to any employee under the 2000 Equity Incentive Plan with respect to any cash performance-based award, or multiple cash performance-based awards ending with or within the same fiscal year.

     Administration. The 2000 Equity Incentive Plan provides that, unless Media Metrix' board of directors determines otherwise, it will, except with respect to discretionary awards to non-employee directors, be administered by the Compensation Committee, and, because the board of directors has not so provided, the Compensation Committee currently administers the plan. Subject to the provisions of the 2000 Equity Incentive Plan, the Compensation Committee, except with respect to discretionary awards to non-employee directors, has the authority to grant awards under the 2000 Equity Incentive Plan, to interpret the provisions of the 2000 Equity Incentive Plan, to fix and interpret the provisions of agreements governing awards made under the 2000 Equity Incentive Plan, to supervise the administration of the 2000 Equity Incentive Plan, and to take such other actions as may be necessary or desirable in order to carry out the provisions of the 2000 Equity Incentive Plan. The 2000 Equity Incentive Plan is administered by Media Metrix' board of directors with respect to discretionary awards to non-employee directors.

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     Discretionary Stock Option Awards.  Under the 2000 Equity Incentive Plan,
the Compensation Committee may grant stock options that are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code and stock options which do not qualify as incentive stock options, i.e., non-statutory options. Incentive stock options may only be granted to employees of Media Metrix or its affiliates that qualify as "subsidiaries" within the meaning of the Internal Revenue Service rules.

     The exercise price for shares covered by an incentive stock option may not be less than 100% of the fair market value of the common stock on the date of grant, or, in the case of a grant to an employee who owns stock possessing more than 10% of the combined voting power of all classes of Media Metrix' stock or any subsidiary, 110% of the fair market value. The exercise price for shares covered by non-statutory options may not be less than 85% of the fair market value of Media Metrix common stock on the date of grant, provided that the exercise price of a non-statutory option that is intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code may not be less than the fair market value of the common stock on the date of the grant.

     All options will, unless sooner terminated, expire ten years, or, in the case of an incentive stock option granted to a 10% stockholder, five years, from the date of grant. The Compensation Committee has the discretion to determine the vesting and other restrictions on the exercise of an option and/or upon the disposition of stock acquired upon the exercise of an option.

     The 2000 Equity Incentive Plan generally provides that, unless the Compensation Committee determines otherwise, following a participant's termination of employment or service: (1) for any reason other than death or disability, the participant will have ninety days to exercise all options that are exercisable on the termination date, (2) as the result of death, the participant's beneficiary will have one year to exercise all options that are exercisable on the termination date, and (3) due to disability, the participant will have six months to exercise all options that are exercisable on the termination date, provided that, in all instances, no option may be exercised beyond the expiration of its stated term or subsequent to the termination of a participant's employment or service by Media Metrix or its affiliates for cause.

     Payment for shares acquired upon the exercise of an option may be made, as determined by the Compensation Committee, in cash and/or such other form of payment as may be permitted by the Compensation Committee from time to time, including, without limitation, previously-owned shares of Media Metrix common stock, installment payments under the optionee's promissory note, or in accordance with a "cashless" exercise procedure.

     Stock Appreciation Right Awards. The Compensation Committee may award stock appreciation rights which entitle the holder, upon exercise, to receive an amount, in cash or shares of common stock or a combination thereof, as determined by the Compensation Committee, determined with reference to the appreciation, if any, in the fair market value of Media Metrix common stock during the period beginning on the date the stock appreciation right is granted and ending on the date the stock appreciation right is exercised. Stock appreciation rights may be awarded in conjunction with or independent of any stock option award. Stock appreciation rights granted in conjunction with a stock option award are exercisable only at the same time and to the same extent as the related option is exercisable and may only be exercised when the fair market value of the common stock to which it relates exceeds the option exercise price.

     The 2000 Equity Incentive Plan generally provides that, unless otherwise determined by the Compensation Committee, following a participant's termination of employment or service: (1) for any reason other than death or disability, the participant will have ninety days to exercise all then exercisable stock appreciation rights that are exercisable at the termination date, (2) as the result of death, the participant's beneficiary will have one year to exercise all stock appreciation rights that are exercisable at the termination date, and
(3) due to disability, the participant will have six months to exercise all stock appreciation rights that are exercisable at the termination date, provided that, in all instances, no stock

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appreciation right may be exercised beyond the expiration of its stated term or subsequent to the participant's termination for cause.

     Restricted Stock Awards. The Compensation Committee may award shares of restricted stock to all eligible personnel upon such terms and subject to forfeiture as it deems appropriate. Any award of restricted stock must be evidenced by a written restricted stock agreement or similar instrument. The Compensation Committee determines the purchase price payable for shares of restricted stock awarded under the 2000 Equity Incentive Plan in accordance with applicable law and establishes conditions on the grant or vesting of such shares as it deems appropriate including, without limitation, conditions based on continued service or the attainment of performance goals established by the Compensation Committee or, if the restricted stock is intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code, performance goals based on the performance criteria described below.

     The holder of restricted stock is entitled to dividends on such shares, may vote such shares and, subject to the satisfaction of applicable vesting conditions, may tender such shares. The Compensation Committee may, however, defer the payment of dividends until, and condition such payment upon, the satisfaction of the applicable vesting conditions.

     Upon a participant's termination of employment or service for any reason, including death or disability, or no reason, the participant will, unless otherwise determined by the Compensation Committee, automatically forfeit all restricted stock which has not yet become fully vested.

     Performance-Based Awards. The 2000 Equity Incentive Plan allows the Compensation Committee to condition the exercise, vesting or settlement of an award on the achievement of specified performance goals, including those intended to generate "qualified performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code. Any performance goal established in connection with an award under the 2000 Equity Incentive Plan must be objective, prescribed in writing by the Compensation Committee before the beginning of the applicable performance period and expressed in a manner that conforms to one or more of the following business criteria:

     - the attainment of certain target levels of, or a specified percentage increase in, revenues, income before income taxes and extraordinary items, net income, earnings before income tax, earnings before interest, taxes, depreciation and amortization or a combination of any or all of the foregoing;

     - the attainment of certain target levels of, or a percentage increase in, after-tax or pre-tax profits;

     - the attainment of certain target levels of, or a specified increase in, operational cash flow;

     - the achievement of a certain level of, reduction of, or other specified objectives with regard to limiting the level of increase in, all or a portion of, Media Metrix' bank debt or other long-term or short-term public or private debt or Media Metrix' other similar financial obligations, which may be calculated net of such cash balances and/or other offsets and adjustments as may be established by the Compensation Committee;

     - the attainment of a specified percentage increase in earnings per share or earnings per share from continuing operations;

     - the attainment of certain target levels of, or a specified increase in, return on capital employed or return on invested capital;

     - the attainment of certain target levels of, or a percentage increase in, after-tax return on stockholders' equity;

     - the attainment of certain target levels of, or a specified increase in, economic value added targets based on a cash flow return on investment formula;

     - the attainment of certain target levels in the fair market value of the shares of common stock; and/or

     - growth in the value of an investment in the common stock assuming the reinvestment of dividends.

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     At the expiration of the applicable performance period, the Compensation
Committee will determine the extent to which the performance goals are attained and the percentage of each performance-based award that has been earned. The Compensation Committee may reduce the amount that would otherwise be payable pursuant to a performance-based award, but may not increase such amount. Following each determination, the Compensation Committee, in its sole discretion, may pay earned performance-based awards in the form of cash or in shares of common stock, or in a combination thereof. Unless otherwise determined by the Compensation Committee, payment of earned performance-based awards is made in a single lump sum following the close of the applicable performance period. Any such shares may be granted subject to any restrictions deemed appropriate by the Compensation Committee. If the Compensation Committee determines to pay a performance based award in shares, it may also determine to pay dividends on those shares prior to distribution of the shares to a participant.

     Unless otherwise determined by the Compensation Committee, all outstanding performance-based awards expire upon the termination of the participant's employment or service for any reason or no reason.

     Other Stock-Based Awards. Other awards of common stock and awards that are valued in whole or in part by reference to, or are payable in or otherwise based on, common stock may be granted either alone or in addition to or in tandem with options, stock appreciation rights, restricted stock and performance-based awards. The Compensation Committee may also provide for the grant of common stock under such awards upon the completion of a specified performance period. Unless otherwise determined by the Compensation Committee at the time of grant, the recipient of a stock-based award is entitled to receive, currently or on a deferred basis, dividends or dividend equivalents with respect to the number of shares of common stock covered by the award.

     Unless otherwise determined by the Compensation Committee, all stock-based awards that have not yet vested will automatically be forfeited upon the termination of the participant's employment or service for any reason or no reason.

     Non-Employee Director Automatic Stock Option Awards. Under the 2000 Equity Incentive Plan, each of Media Metrix' non-employee directors is automatically granted an option to purchase 15,000 shares of common stock upon his or her commencement of service as a non-employee director. In addition, each of Media Metrix' non-employee directors is automatically granted an option to purchase 15,000 shares of common stock on the trading day following each annual meeting of stockholders at which he or she is re-elected to the board of directors, provided that the director has been serving on the board of directors for at least six months. The options have a ten-year term and an exercise price equal to the fair market value of the common stock on the date of grant. The options granted to non-employee directors are twenty-five percent vested on the date of grant and, while the director remains in service, vest as to 1/36th of the remaining shares each month thereafter. Each non-employee director who was a director on January 1, 2000 received a one-time option grant to purchase 20,000 shares (rather than 15,000 shares) of common stock on the first trading day following the 2000 Annual Stockholders Meeting. Provisions similar to those described above with regard to discretionary option grants apply upon a director's termination of service, except that a non-employee director has one year to exercise then vested options upon a termination of service due to disability, rather than six months, and has six months to exercise then vested options following a termination of service for any reason other than death, disability or cause, rather than ninety days.

     Change in Control. The 2000 Equity Incentive Plan generally provides that, unless the Compensation Committee determines otherwise at the time of grant, all outstanding awards will become immediately vested and, if applicable, exercisable upon or immediately prior to the completion of any merger or consolidation in which Media Metrix is not the surviving corporation or which results in the acquisition of all or substantially all of Media Metrix' outstanding shares by a single person or entity or by a group of persons and/or entities acting in concert, or in the event of the sale or transfer of all or substantially all of Media Metrix' assets, provided that, in the case of options or stock appreciation rights, such awards are not assumed or continued in full force. The number of shares available under the 2000 Equity Incentive Plan and the number of shares subject to each outstanding award and, if applicable, the exercise price thereof shall be adjusted upon the occurrence of a stock split or recapitalization of Media Metrix' common stock.

PLAN BENEFITS

     As stated above, the Compensation Committee has the discretion to make all determinations as to awards granted under the 2000 Equity Incentive Plan, including the award recipients, the type of awards and the terms and conditions of awards. For this reason, future benefits under the 2000 Equity Incentive Plan cannot be determined. The closing price of Media Metrix common stock on August 8, 2000 was $28.00 per share.

     The table below sets forth information regarding options to purchase Media Metrix common stock outstanding under the 2000 Equity Incentive Plan as of August 8, 2000. There are no awards outstanding under the 2000 Equity Incentive Plan other than stock options.

                                                                NUMBER OF
                                                              STOCK OPTIONS
                                                              -------------
Tod Johnson, Chief Executive Officer and Chairman of the
  Board.....................................................           0
Mary Ann Packo, President and Chief Operating Officer.......      30,000
Steve Coffey, Executive Vice President......................      20,000
Thomas A. Lynch, Chief Financial Officer and Treasurer......      30,000
Doug McFarland, Senior Vice President, Sales................      20,000
All current executive officers as a group (seven persons)...     140,000
All current directors who are not executive officers as a
  group (five persons)......................................      95,000
All employees, including all current officers who are not
  executive officers, as a group (305 persons)..............     767,200

FEDERAL INCOME TAX CONSEQUENCES UNDER THE 2000 EQUITY INCENTIVE PLAN

     An optionee will not realize taxable income upon the grant of an option. The holder of a non-statutory option will generally recognize ordinary income upon the exercise of the option in an amount equal to the excess of the fair market value of the common stock over the exercise price (i.e., the option spread), and Media Metrix will generally receive a corresponding deduction. Upon a later sale of the common stock, the optionee will recognize capital gain or loss equal to the difference between the selling price and the sum of the exercise price plus the amount of ordinary income realized on the exercise.

     The holder of an incentive stock option will not realize taxable income upon the grant or exercise of the option, although, upon exercise, the option spread is includable as income for purposes of the alternative minimum tax. If the common stock acquired upon exercise of an incentive stock option is sold or otherwise disposed of within two years from the grant date or within one year from the exercise date, then, in general, gain realized on the sale is treated as ordinary income to the extent of the ordinary income that would have been realized upon exercise if the option had been a non-statutory option, and Media Metrix will generally receive a corresponding deduction. Any remaining gain is treated as capital gain.

     If the common stock acquired pursuant to the exercise of an incentive stock option is held for at least two years from the grant date and one year from the exercise date and the optionee is employed by Media Metrix, or its subsidiaries, at all times beginning on the grant date and ending on the date three months, or, in the case of disability, one year, prior to the exercise date, then all gain or loss realized upon the sale will be capital gain or loss and Media Metrix will not be entitled to a deduction. A special basis adjustment applies to reduce the gain for alternative minimum tax purposes.

     In general, Section 162(m) of the Internal Revenue Code denies a publicly-held corporation a deduction for federal income tax purposes for compensation paid in excess of $1,000,000 per year per person to its chief executive officer and the four other officers whose compensation is disclosed in its proxy statement, subject to certain exceptions. Although the 2000 Equity Incentive Plan has been designed so that certain options, stock appreciation rights, restricted stock and performance-based awards will qualify for an exception from the above deduction limitation, it is possible that compensation realized under the 2000 Equity Incentive Plan will not be deductible by Media Metrix by reason of the executive compensation deduction limitation of Section 162(m) of the Code. Accordingly, although Media Metrix expects that the Compensation Committee will take into consideration the non-deductibility of compensation attributable to a particular award under the 2000 Equity Incentive Plan, no assurance can be given that all or part of any this compensation will be deductible by Media Metrix.

     The 2000 Equity Incentive Plan is not, nor is it intended to be, qualified under Section 401(a) of the Internal Revenue Code.

                         AMENDMENT OF THE MEDIA METRIX
                       2000 EMPLOYEE STOCK PURCHASE PLAN

GENERAL

     In May 2000, the board of directors of Media Metrix adopted the Media Metrix 2000 Employee Stock Purchase Plan. Media Metrix' stockholders approved the adoption of the 2000 Employee Stock Purchase Plan at the 2000 Annual Stockholder's Meeting.

THE PROPOSED AMENDMENT TO THE 2000 EMPLOYEE STOCK PURCHASE PLAN

     On August 8, 2000, Media Metrix' board of directors adopted, subject to stockholder approval, an amendment to the 2000 Purchase Plan to increase the maximum number of shares of Media Metrix common stock available for issuance under the 2000 Purchase Plan during the term of the plan from 100,000 to 2,000,000. At the Media Metrix special stockholders meeting, stockholders of Media Metrix are being asked to consider and vote upon the proposed amendment to the 2000 Purchase Plan.

     Through the 2000 Purchase Plan, Media Metrix encourages its employees to increase their ownership of its common stock. The 2000 Purchase Plan permits employees to purchase Media Metrix common stock at a discount through convenient payroll deductions by means of successive offering periods under the plan. In addition, favorable tax consequences may be available to participants in the 2000 Purchase Plan who hold the shares of common stock they purchase under the 2000 Purchase Plan for periods required by the Internal Revenue Code. The amendment of the 2000 Purchase Plan to increase the number of shares of Media Metrix common stock available for purchase under the plan will permit Media Metrix to offer the plan to its larger employee base following the merger, including employees of Jupiter who continue as employees of the combined enterprise after the merger is completed. ACCORDINGLY, MEDIA METRIX' BOARD OF DIRECTORS RECOMMENDS THAT MEDIA METRIX STOCKHOLDERS VOTE "FOR" APPROVAL OF THE PROPOSED AMENDMENT TO THE 2000 PURCHASE PLAN.

     If the proposed amendment to the 2000 Purchase Plan is approved, the amendment will become effective as of August 8, 2000. If the proposed amendment to the 2000 Purchase Plan is not approved by Media Metrix stockholders, the 2000 Purchase Plan will remain in effect with the terms existing prior to August 8, 2000. Because the 2000 Purchase Plan sets limits on the number of shares that an employee can purchase in any offering period, the proposed amendment to the 2000 Equity Incentive Plan will not permit an employee to obtain greater benefits under the 2000 Purchase Plan than prior to its amendment.

     The principal provisions of the 2000 Purchase Plan are summarized below. This summary, however, does not purport to be complete and is qualified in its entirety by the terms of the 2000 Purchase Plan.

GENERAL DESCRIPTION OF THE 2000 EMPLOYEE STOCK PURCHASE PLAN

     In general, each employee of Media Metrix or its subsidiaries, including any officer or director who is also an employee, is eligible to participate in the 2000 Purchase Plan commencing with the first offering period under the 2000 Purchase Plan coincident with or next following his or her completion of six months of employment or, if such individual was hired on or before January 13, 2000, commencing with the first offering period under the 2000 Purchase Plan. Employees who own, directly or indirectly, 5% or more of the voting power or value of Media Metrix' or any of its subsidiary's stock, determined in accordance with the rules of the Internal Revenue Service, are not eligible to participate in the 2000 Purchase Plan. For purposes of the 2000 Purchase Plan, a subsidiary is any corporation at least 50% of the stock of which is owned, directly or indirectly, by Media Metrix.

     Participation in the 2000 Purchase Plan is completely voluntary. Eligible employees who enroll in the 2000 Purchase Plan are required to designate the portion of their base cash compensation, which is limited to 10%, to be withheld during each offering period under the 2000 Purchase Plan. The first offering period under the 2000 Purchase Plan commenced on July 1, 2000 and will have a duration of 6 months. Unless changed, subsequent six month offering periods will commence on January 1st and July 1st of each year during the term of the 2000 Purchase Plan. An employee's payroll deductions will be adjusted downward or refunded to the extent necessary to ensure that he or she will not purchase during any calendar year shares of Media Metrix common stock that have an aggregate fair market value in excess of $25,000, determined in accordance with the rules of the Internal Revenue Service.

     The amount of an employee's payroll deductions under the 2000 Purchase Plan will be credited to a bookkeeping account maintained in the employee's name. At the end of each offering period, the amount credited to a participant's account will be applied to the purchase of shares of Media Metrix common stock at a price per share equal to the lesser of (1) 85% of the fair market value of Media Metrix common stock on the first day of the offering period, or (2) 85% of the fair market value of Media Metrix common stock on the last business day of the offering period.

     An employee may elect to terminate his or her participation during an offering period. An employee's participation will automatically terminate upon the termination of his or her employment with Media Metrix and its subsidiaries. Upon termination of participation, payroll deductions will cease and the amount credited to the participant's account will be paid in cash to the participant or the participant's beneficiary. A participant who voluntarily withdraws from the 2000 Purchase Plan during an offering period may re-enroll for any subsequent offering period for which he or she is an eligible employee.

     Prior to the amendment of the 2000 Purchase Plan in August 2000, Media Metrix could sell up to 100,000 shares of its common stock, as adjusted to reflect stock splits and other capital changes, under the 2000 Purchase Plan. Following the amendment of the 2000 Purchase Plan in August 2000 and assuming approval of the amendment by Media Metrix stockholders, Media Metrix may sell up to 2,000,000 shares of its common stock, as adjusted to reflect stock splits and other capital changes, under the 2000 Purchase Plan. The maximum number of shares of Media Metrix common stock that any participant may purchase during any offering period is 1,000 shares. Such shares may be authorized and unissued or held in Media Metrix' treasury. We may also purchase shares for resale under the 2000 Purchase Plan.

     The 2000 Purchase Plan provides that, unless Media Metrix' board of directors determines otherwise, it will be administered by the Compensation Committee, and, because the board of directors has not so provided, the Compensation Committee currently administers the plan. Subject to the provisions of the 2000 Purchase Plan, the Compensation Committee, acting in its sole and absolute discretion, has full power and authority to construe, interpret and apply the terms of the 2000 Purchase Plan.

     The board of directors of Media Metrix may amend or terminate the 2000 Purchase Plan at any time. In the case of any amendment increasing the number of shares of common stock which may be sold under the 2000 Purchase Plan, or in the case of other amendments requiring stockholder approval in accordance with applicable law, the amendment will be subject to the approval of Media Metrix' stockholders.

PLAN BENEFITS

     The number of shares of common stock that a participant may purchase under the 2000 Purchase Plan depends upon the payroll deductions of a participant and the price of Media Metrix common stock on the last day of an offering period, but, as stated above, in no event may a participant purchase more than 1,000 shares in any offering period under the 2000 Purchase Plan. For this reason, future benefits under the 2000 Purchase Plan cannot be determined. The closing price of Media Metrix common stock on August 8, 2000 was $28.00 per share.

FEDERAL TAX CONSEQUENCES UNDER THE 2000 PURCHASE PLAN

     The 2000 Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. Amounts withheld from an employee's pay under the 2000 Purchase Plan will be taxable as ordinary income. No income is realized by an employee upon the purchase of shares of Media Metrix common stock at the end of an offering period. A participant may, however, realize ordinary income upon a sale or other disposition of shares of common stock acquired under the 2000 Purchase Plan or upon his or her death while owning shares of common stock acquired under the 2000 Purchase Plan.

     In general, if the sale or other distribution of shares occurs more than two years after the beginning of the offering period in which the shares are acquired or if the participant dies while owning such shares, then gain, if any, realized will be treated as ordinary income in an amount up to the lesser of (1) the excess of the fair market value of the shares at the time of such disposition or death over the amount paid for the shares or (2) the excess of the fair market value of the shares at the beginning of the offering period over the option price at the beginning of the offering period. The balance of the gain, if any, will be treated as long-term capital gain.

     If the sale or other disposition of shares acquired under the 2000 Purchase Plan occurs within such two-year period, then the participant will realize ordinary income equal to the 15% purchase price discount and the amount of the ordinary income will be added to the employee's cost basis for the purpose of determining the capital gain or loss realized on the sale or other disposition. Jupiter Media Metrix will be entitled to a deduction equal to the ordinary income realized by an employee who sells or otherwise disposes of shares acquired under the 2000 Purchase Plan within the two year period.

     The 2000 Purchase Plan is not, nor is it intended to be, qualified under
Section 401(a) of the Internal Revenue Code.

         UNAUDITED PRO FORMA CONDENSED COMBINING FINANCIAL INFORMATION

     On June 26, 2000, Media Metrix and Jupiter entered into an agreement and plan of merger. Under the agreement, Media Metrix is to issue 0.946 of a share of Media Metrix common stock for every share of Jupiter common stock. The merger is subject to, among other things, regulatory approval and the approval by stockholders of both Media Metrix and Jupiter. The transaction is intended to be accounted for as a purchase transaction. The share price used to determine the acquisition cost was derived from taking the average of the closing price of Media Metrix' common stock for the two days prior to and subsequent to the announcement of the proposed merger, which was June 27, 2000.

     The following unaudited pro forma condensed combining financial information gives effect to the merger using the purchase method of accounting, after giving effect to the pro forma adjustments described in the accompanying notes. The unaudited pro forma condensed combining financial information should be read in conjunction with the audited historical consolidated financial statements and related notes thereto of Media Metrix and AdRelevance, which was acquired by Media Metrix on October 8, 1999, and the audited historical consolidated financial statements and related notes thereto of Jupiter, Internet Research Group, which was acquired by Jupiter on March 16, 2000, and Net Market Makers, which was acquired by Jupiter on April 14, 2000. The aforementioned acquisitions were all accounted for under the purchase method of accounting. The audited consolidated financial statements and related notes thereto of Media Metrix are incorporated by reference into this joint proxy statement/prospectus. The audited historical consolidated financial statements and related notes thereto of Jupiter, and the audited historical financial statements and related notes thereto of Internet Research Group, Net Market Makers and AdRelevance, may be found starting at page F-1 of this joint proxy statement/prospectus.

     The unaudited pro forma condensed combining balance sheet data as of June 30, 2000 gives effect to the merger of Media Metrix and Jupiter as if it had occurred on June 30, 2000.

     The unaudited pro forma condensed combining statement of operations for the six months ended June 30, 2000 is presented to give effect to the acquisitions of Internet Research Group and Net Market Makers by Jupiter and to the merger of Media Metrix and Jupiter as if they occurred on January 1, 2000. The unaudited pro forma condensed combining statement of operations for the year ended December 31, 1999 is presented to give effect to the Jupiter acquisitions, the Media Metrix acquisition of AdRelevance, and the merger of Media Metrix and Jupiter as if they occurred on January 1, 1999.

     The unaudited pro forma condensed combining financial statements are not necessarily indicative of the results of operations or the financial position which would have occurred had the Jupiter merger and the acquisitions of AdRelevance, Internet Research Group and Net Market Makers been completed at those times, nor are they necessarily indicative of future results of operations or financial position. Management believes additional synergies and operational improvements, not reflected in the accompanying unaudited pro forma condensed combining statements of operations, will be realized by the combined enterprise. These amounts cannot be reasonably quantified and, therefore, are not reflected in the unaudited pro forma condensed combining statements of operations.

     The allocation of the purchase price of Jupiter and Net Market Makers is preliminary and does not reflect the fair value adjustments to their assets and liabilities, since those amounts have not been finalized and have been estimated at this time. The fair value of Jupiter's and Net Market Makers' assets and liabilities will be determined as of the dates of the respective acquisitions through independent appraisals, which will include appraisals of patents, trademarks and trade names, and other analyses.

                MEDIA METRIX, INC./JUPITER COMMUNICATIONS, INC.

             UNAUDITED PRO FORMA CONDENSED COMBINING BALANCE SHEET
                                 JUNE 30, 2000

                                                      HISTORICAL     HISTORICAL     PRO FORMA     PRO FORMA
                                                     MEDIA METRIX     JUPITER      ADJUSTMENTS    COMBINED
                                                     ------------    ----------    -----------    ---------
                                                                         (IN THOUSANDS)
ASSETS
  Current assets:
    Cash...........................................    $ 68,818       $ 24,853      $(15,000)(1)  $ 78,671
    Marketable securities..........................      27,877         20,106                      47,983
    Receivables, less allowance for doubtful
      accounts.....................................      11,523         21,891                      33,414
    Prepaid expenses and other.....................         857          5,117            --         5,974
                                                       --------       --------      --------      --------
  Total current assets.............................     109,075         71,967       (15,000)      166,042
  Property and equipment, net......................      13,445          9,602                      23,047
  Intangibles, net.................................      49,045         52,754       367,539(1)    469,338
  Other assets.....................................       1,050          7,929         1,000(1)      9,979
                                                       --------       --------      --------      --------
  Total assets.....................................    $172,615       $142,252      $353,539      $668,406
                                                       ========       ========      ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
    Accounts payable and accrued liabilities.......    $ 12,575       $ 13,064                    $ 25,639
    Advance billings to clients/deferred revenue...      10,308         34,652                      44,960
    Convertible note payable.......................          --          1,123                       1,123
    Current portion of long-term debt..............         123             --                         123
                                                       --------       --------                    --------
  Total current liabilities........................      23,006         48,839                      71,845
  Long-term debt...................................         150             --                         150
  Deferred rent....................................          --            847                         847
  Minority interests...............................          23             --                          23
  Stockholders' equity:
    Preferred stock................................          --             --                          --
    Common stock...................................         198             16      $    131(1)        345
    Additional paid-in-capital.....................     204,223         93,659       373,299(1)    671,181
    Accumulated other comprehensive loss...........         (81)        (2,351)        2,351(1)        (81)
    (Accumulated deficit) retained earnings........     (53,898)         1,675          (675)(1)   (52,898)
    Deferred compensation..........................      (1,006)          (433)      (21,567)(1)   (23,006)
                                                       --------       --------      --------      --------
  Total stockholders' equity.......................     149,436         92,566       353,539       595,541
                                                       --------       --------      --------      --------
  Total liabilities and stockholders' equity.......    $172,615       $142,252      $353,539      $668,406
                                                       ========       ========      ========      ========

                             See accompanying notes

                MEDIA METRIX, INC./JUPITER COMMUNICATIONS, INC.

        UNAUDITED PRO FORMA CONDENSED COMBINING STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 2000

                                           HISTORICAL      PRO FORMA
                                           ----------    --------------
                                             MEDIA          JUPITER         PRO FORMA        PRO FORMA
                                             METRIX      COMMUNICATIONS    ADJUSTMENTS       COMBINED
                                           ----------    --------------    -----------       ---------
                                                         (FROM PG. 85)
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.................................   $ 22,822        $45,678                          $ 68,500
  Costs of services......................      9,127         17,549                            26,676
                                            --------        -------                          --------
  Gross profit...........................     13,695         28,129                            41,824
Operating expenses:
     Research and development............      6,474             --                             6,474
     Sales and marketing.................      9,529         11,254                            20,783
     General and administrative..........      6,779         15,342                            22,121
     Amortization of deferred
       compensation and other stock-based
       compensation......................        323          1,691          $  3,800(2)        5,814
     Amortization of intangibles.........     11,130          3,935            36,754(3)       51,819
                                            --------        -------          --------        --------
Total operating expenses.................     34,235         32,222            40,554         107,011
                                            --------        -------          --------        --------
Loss from operations.....................    (20,540)        (4,093)          (40,554)        (65,187)
Interest income, net of interest
  expense................................      3,120          1,144                             4,264
Gain on sale of investments..............         --          5,932                --           5,932
                                            --------        -------          --------        --------
Income (loss) before income taxes and
  minority interests.....................    (17,420)         2,983           (40,554)        (54,991)
Income tax expense (benefit).............         --          3,738            (4,738)(4)      (1,000)
                                            --------        -------          --------        --------
Loss before minority interests...........    (17,420)          (755)          (35,816)        (53,991)
Minority interests.......................      1,632             --                --           1,632
                                            --------        -------          --------        --------
Net loss.................................   $(15,788)       $  (755)         $(35,816)       $(52,359)
                                            ========        =======          ========        ========
Net loss per share:
  Basic..................................   $  (0.80)       $ (0.05)                         $  (1.52)
                                            ========        =======                          ========
  Diluted................................   $  (0.80)       $ (0.05)                         $  (1.52)
                                            ========        =======                          ========
Shares used in the calculations of net
  loss per share:
  Basic..................................     19,777         15,407              (697)(5)      34,487
                                            ========        =======          ========        ========
  Diluted................................     19,777         15,407              (697)(5)      34,487
                                            ========        =======          ========        ========

                            See accompanying notes.

                          JUPITER COMMUNICATIONS, INC.

        UNAUDITED PRO FORMA CONDENSED COMBINING STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 2000

                                                  HISTORICAL
                                     ------------------------------------
                                                       INTERNET     NET
                                        JUPITER        RESEARCH   MARKET     PRO FORMA
                                     COMMUNICATIONS     GROUP     MAKERS    ADJUSTMENTS     PRO FORMA
                                     --------------    --------   -------   -----------    -----------
                                                                                           (TO PG. 84)
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues from sales of services....     $42,884        $ 1,195    $ 1,599                    $45,678
Costs of services..................      15,851            995        703                     17,549
                                        -------        -------    -------                    -------
Gross profit.......................      27,033            200        896                     28,129
Operating expenses:
  Sales and marketing..............      11,236             18         --                     11,254
  General and administrative.......      13,491            333        585     $   933(6)      15,342
  Depreciation and amortization of
     fixed assets..................         923              6          4        (933)(6)         --
  Amortization of deferred
     compensation and other stock-
     based compensation............          72             --      1,619                      1,691
  Amortization of intangibles......       2,276             --         --       1,659(7)       3,935
                                        -------        -------    -------     -------        -------
Total operating expenses...........      27,998            357      2,208       1,659         32,222
                                        -------        -------    -------     -------        -------
Loss from operations...............        (965)          (157)    (1,312)     (1,659)        (4,093)
Interest income, net of interest
  expense..........................       1,613             --          8        (477)(8)      1,144
Gain on sale of investments........       5,932             --         --                      5,932
                                        -------        -------    -------     -------        -------
Income (loss) before income
  taxes............................       6,580           (157)    (1,304)     (2,136)         2,983
Income tax expense.................       3,614             --        124                      3,738
                                        -------        -------    -------     -------        -------
Net income (loss)..................     $ 2,966        $  (157)   $(1,428)    $(2,136)       $  (755)
                                        =======        =======    =======     =======        =======
Net income (loss) per share:
  Basic............................     $  0.20                                              $ (0.05)
                                        =======                                              =======
  Diluted..........................     $  0.18                                              $ (0.05)
                                        =======                                              =======
Shares used in the calculations of
  net income (loss) per share:
  Basic............................      15,006                                   401(9)      15,407
                                        =======                               =======        =======
  Diluted..........................      16,321                                  (914)(9)     15,407
                                        =======                               =======        =======

                            See accompanying notes.

                MEDIA METRIX, INC./JUPITER COMMUNICATIONS, INC.

        UNAUDITED PRO FORMA CONDENSED COMBINING STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1999

                                                   PRO FORMA
                                         ------------------------------
                                             MEDIA          JUPITER        PRO FORMA       PRO FORMA
                                            METRIX       COMMUNICATIONS   ADJUSTMENTS      COMBINED
                                         -------------   --------------   -----------      ---------
                                         (FROM PG. 87)   (FROM PG. 88)
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues...............................    $ 20,503         $44,879                        $  65,382
Cost of Services.......................      10,291          21,586                           31,877
                                           --------         -------                        ---------
Gross profit...........................      10,212          23,293                           33,505
Operating expenses:
  Research and development.............       5,862              --                            5,862
  Sales and marketing..................       9,341          11,384                           20,725
  General and administrative...........       7,645          12,413                           20,058
  Amortization of deferred compensation
     and other stock-based
     compensation......................       1,981           1,709        $  7,600(10)       11,290
  Amortization of intangibles..........      20,893           6,772          73,508(11)      101,173
  Acquired in-process research and
     development.......................       6,800              --                            6,800
                                           --------         -------        --------        ---------
Total operating expenses...............      52,522          32,278          81,108          165,908
                                           --------         -------        --------        ---------
Loss from operations...................     (42,310)         (8,985)        (81,108)        (132,403)
Interest income (expense), net.........       2,279            (899)                           1,380
                                           --------         -------        --------        ---------
Loss before income taxes and minority
  interest.............................     (40,031)         (9,884)        (81,108)        (131,023)
Income tax benefit (expense)...........          --             191            (191)(12)          --
                                           --------         -------        --------        ---------
Loss before minority interest..........     (40,031)         (9,693)        (81,299)        (131,023)
Minority interest......................       1,689              --                            1,689
                                           --------         -------        --------        ---------
Net loss...............................     (38,342)         (9,693)        (81,299)        (129,334)
Preferred stock dividends..............        (109)             --                             (109)
                                           --------         -------        --------        ---------
Net loss applicable to common
  stockholders.........................    $(38,451)        $(9,693)       $(81,299)       $(129,443)
                                           ========         =======        ========        =========
Basic and diluted net loss per share
  applicable to common stockholders....    $  (2.27)        $ (0.78)                       $   (4.09)
                                           ========         =======                        =========
Shares used in the calculations of
  basic and diluted net loss per share
  applicable to common stockholders....      16,973          12,421           2,289(13)       31,683
                                           ========         =======        ========        =========

                            See accompanying notes.

                               MEDIA METRIX, INC.

        UNAUDITED PRO FORMA CONDENSED COMBINING STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1999

                                                      HISTORICAL
                                               ------------------------
                                                MEDIA                      PRO FORMA
                                                METRIX     AD RELEVANCE    ADJUSTMENT     PRO FORMA
                                               --------    ------------    ----------    -----------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)     (TO PG. 86)
Revenues.....................................  $ 20,500      $     3                      $ 20,503
Cost of Services.............................    10,291           --                        10,291
                                               --------      -------                      --------
Gross profit.................................    10,209            3                        10,212
Operating expenses:
  Research and development...................     5,044          818                         5,862
  Sales and marketing........................     9,117          224                         9,341
  General and administrative.................     6,756          856        $     33(14)     7,645
  Amortization of deferred compensation and
     other stock-based compensation..........     1,060          921                         1,981
  Amortization of intangibles................     7,312           --          13,581(15)    20,893
  Acquired in-process research and
     development.............................     6,800           --                         6,800
                                               --------      -------        --------      --------
Total operating expenses.....................    36,089        2,819          13,614        52,522
                                               --------      -------        --------      --------
Loss from operations.........................   (25,880)      (2,816)        (13,614)      (42,310)
Interest income (expense), net...............     2,283           (4)                        2,279
Minority interest............................     1,689           --                         1,689
                                               --------      -------        --------      --------
Net loss.....................................   (21,908)      (2,820)        (13,614)      (38,342)
Preferred stock dividends....................      (109)          --                          (109)
                                               --------      -------        --------      --------
Net loss applicable to common stockholders...  $(22,017)     $(2,820)       $(13,614)     $(38,451)
                                               ========      =======        ========      ========
Basic and diluted net loss per share
  applicable to common stockholders..........  $  (1.34)                                  $  (2.27)
                                               ========                                   ========
Shares used in the calculations of basic and
  diluted net loss per share applicable to
  common stockholders........................    16,445                          528(16)    16,973
                                               ========                     ========      ========

                            See accompanying notes.

                          JUPITER COMMUNICATIONS, INC.

        UNAUDITED PRO FORMA CONDENSED COMBINING STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1999

                                               HISTORICAL
                             ----------------------------------------------
                                JUPITER           INTERNET       NET MARKET    PRO FORMA
                             COMMUNICATIONS    RESEARCH GROUP      MAKERS      ADJUSTMENT     PRO FORMA
                             --------------    --------------    ----------    ----------    -----------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)                (TO PG. 86)
Revenues from sales of
  services.................     $38,084            $3,827          $2,968                      $44,879
Costs of services..........      16,898             3,086           1,602                       21,586
                                -------            ------          ------                      -------
Gross profit...............      21,186               741           1,366                       23,293
Operating expenses:
  Sales and marketing......      11,384                --              --                       11,384
  General and
     administrative........      10,099               735             729       $   850(17)     12,413
  Depreciation and
     amortization of fixed
     assets................         850                --              --          (850)(17)        --
  Amortization of deferred
     compensation and other
     stock-based
     compensation..........          --               963             746                        1,709
  Amortization of
     intangibles...........         428                29               1         6,314(18)      6,772
                                -------            ------          ------       -------        -------
Total operating expenses...      22,761             1,727           1,476         6,314         32,278
                                -------            ------          ------       -------        -------
Loss from operations.......      (1,575)             (986)           (110)       (6,314)        (8,985)
Interest income, net of
  interest expense.........         743                (2)             10        (1,650)(19)      (899)
                                -------            ------          ------       -------        -------
Loss before income taxes...        (832)             (988)           (100)       (7,964)        (9,884)
Income tax benefit
  (expense)................         202                (1)            (10)                         191
                                -------            ------          ------       -------        -------
Net loss...................     $  (630)           $ (989)         $ (110)      $(7,964)       $(9,693)
                                =======            ======          ======       =======        =======
Basic and diluted net loss
  per share................     $ (0.05)                                                       $ (0.78)
                                =======                                                        =======
Shares used in the
  calculation of basic and
  diluted net loss per
  share....................      11,565                                             856(20)     12,421
                                =======                                         =======        =======

                            See accompanying notes.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINING FINANCIAL STATEMENTS

     (1) To record the issuance of 0.946 of a share of Media Metrix common stock for each share of Jupiter common stock outstanding in connection with the merger of Media Metrix and Jupiter as if the merger occurred on June 30, 2000. The actual number of shares of Media Metrix common stock to be issued will be determined at the effective date of the merger based on the actual number of shares of Jupiter common stock outstanding at such date. The calculation of estimated purchase price and preliminary allocation to the net assets of Jupiter were determined as follows and are used for illustrative pro forma purposes only:

CALCULATION OF ESTIMATED PURCHASE PRICE:
Estimated number of shares to be issued.....................    14,710,000
Average share price of Media Metrix common stock two days
  before and two days after the merger announcement.........  $      25.50
                                                              ------------
Fair value of estimated common stock to be issued...........  $375,105,000
Fair value of Jupiter options to be assumed by Media
  Metrix....................................................    92,000,000
Intrinsic value of unvested options (recorded as deferred
  compensation).............................................   (22,000,000)
Estimated merger costs......................................    15,000,000
                                                              ------------
Estimated purchase price....................................  $460,105,000
                                                              ============
Preliminary allocation of purchase price:
Net book value of Jupiter's pro forma net assets............  $ 92,566,000
Goodwill and other intangibles..............................   367,539,000
                                                              ------------
                                                              $460,105,000
                                                              ============

     As a result of the merger, $1,000,000 of valuation allowance related to Media Metrix' deferred tax assets has been reversed.

     (2) To record amortization of deferred compensation of $22,000,000 or $3,800,000 for the six months ended June 30, 2000.

     (3) To record amortization of goodwill and other intangibles related to the merger of $367,539,000 over five years ($36,754,000 for six months).

     (4) To eliminate Jupiter's income taxes as a result of the loss of Media Metrix and to reverse $1,000,000 of Media Metrix' valuation allowance.

     (5) To reflect the issuance of 14,710,000 shares of Media Metrix common stock to Jupiter stockholders as if the merger occurred on January 1, 2000 and to eliminate the weighted average Jupiter shares outstanding.

     (6) To reclassify Jupiter depreciation and amortization of fixed assets for consistency with Media Metrix presentation.

     (7) To record amortization of the goodwill and other intangibles of $20.4 million and $29.9 million over ten and seven years for the Jupiter acquisitions of Internet Research Group and Net Market Makers, respectively, as if they occurred January 1, 2000.

     (8) To record the reduction of interest income and/or increase in interest expense on the $20.7 million of cash paid on the acquisition of Net Market Makers.

     (9) To reflect the issuance of 581,044 and 274,680 shares of Jupiter common stock to the Internet Research Group and Net Market Makers stockholders, respectively, as if the acquisitions occurred January 1, 2000 weighted through the date of acquisition by Jupiter and, for the dilutive calculation, to eliminate Jupiter's common stock equivalents due to the pro forma net loss.

     (10) To record amortization of deferred compensation of $22,000,000 or $7,600,000 for the year ended December 31, 1999.

     (11) To record amortization of goodwill and other intangibles related to the merger of $367,539,000 over five years ($73,508,000 per year)

     (12) To eliminate (or reduce) Jupiter's income taxes as a result of the loss of Media Metrix.

     (13) To reflect the issuance of 14,710,000 shares of Media Metrix common stock to Jupiter stockholders as if the merger occurred on January 1, 1999 and to eliminate the weighted average Jupiter shares outstanding.

     (14) To record depreciation on the write-up of the fair value of fixed assets acquired ($131,000) over three years.

     (15) To record amortization of intangibles ($54.3 million) over three years ($13,581,000 for the period from January 1, 1999 through October 8, 1999, the date of acquisition).

     (16) To reflect the issuance of 697,678 shares of Media Metrix common stock to the AdRelevance stockholders as of January 1, 1999 weighted through the date of acquisition by Media Metrix.

     (17) To reclassify Jupiter depreciation and amortization of fixed assets for consistency with Media Metrix presentation.

     (18) To record amortization of the goodwill and other intangibles of $20.4 million and $29.9 million over ten and seven years for the Jupiter acquisitions of Internet Research Group and Net Market Makers, respectively, as if they occurred January 1, 1999.

     (19) To record the reduction of interest income and/or increase in interest expense on the $20.7 million of cash paid on the acquisition of Net Market Makers.

     (20) To reflect the issuance of 581,044 and 274,680 shares of Jupiter common stock to the Internet Research Group and Net Market Makers stockholders, respectively, as if the acquisitions occurred January 1, 1999.

          COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

MARKET PRICES AND DIVIDENDS

     Media Metrix common stock is listed on the Nasdaq National Market under the symbol "MMXI". Jupiter common stock is listed on the Nasdaq National Market under the symbol "JPTR".

     The table below sets forth, for the periods indicated, the high and low sale prices of Media Metrix common stock and Jupiter common stock as reported on the Nasdaq National Market, based on published financial sources. Neither Media Metrix nor Jupiter pays dividends on its common stock.


                                                         MEDIA METRIX            JUPITER
                                                         COMMON STOCK          COMMON STOCK
                                                      ------------------    ------------------
                                                       HIGH        LOW       HIGH        LOW
                                                      -------    -------    -------    -------
1999:
First Fiscal Quarter................................       --         --         --         --
Second Fiscal Quarter(1)............................  $56.625    $32.000         --         --
Third Fiscal Quarter................................  $74.000    $31.875         --         --
Fourth Fiscal Quarter(2)............................  $68.000    $31.375    $47.375    $25.000
2000:
First Fiscal Quarter................................  $47.875    $28.000    $41.000    $16.625
Second Fiscal Quarter...............................  $45.250    $20.438    $40.000    $18.063
Third Fiscal Quarter (through August 14, 2000)......  $29.188    $24.688    $28.375    $22.188


---------------
(1) For Media Metrix, commencing May 7, 1999, the first day on which Media Metrix common stock was publicly traded.

(2) For Jupiter, commencing October 8, 1999, the first day on which Jupiter common stock was publicly traded.


     On June 26, 2000, the last full trading day prior to the public announcement of the proposed merger, the closing prices of Media Metrix common stock and of Jupiter common stock as reported on Nasdaq National Market were $28.25 and $23.00 per share, respectively. On August 14, 2000, the last trading date prior to the date of this joint proxy statement/prospectus, the closing prices of Media Metrix common stock and of Jupiter common stock as reported on the Nasdaq National Market were $26.688 and $25.125 per share, respectively. Stockholders should obtain current market quotations prior to making any decision with respect to the merger.


POST-MERGER DIVIDEND POLICY

     Media Metrix has never declared or paid any cash dividends on its common stock and does not anticipate declaring or paying dividends on its common stock in the foreseeable future.

                       THE BUSINESS OF MEDIA METRIX, INC.

     Media Metrix is a leading provider of Internet and Digital Media measurement products and services. Media Metrix measures usage of the entire digital landscape, including its largest segments: the World Wide Web, proprietary online services like America Online, software, instant messaging applications and other digital applications. In January 1996, Media Metrix released the first World Wide Web Audience Measurement report. Today, Media Metrix offers a range of Internet audience, e-commerce, advertising, and technology measurement services to leading Internet advertisers, advertising agencies, media companies, technology companies and financial institutions. Media Metrix' products and services enable the continued growth and development of the Internet by providing third-party measurement data that its customers rely on to make critical business decisions. Its data are used to buy, sell and plan advertising, support marketing and commerce initiatives, assess partnerships and distribution strategies and analyze competitors.

     Media Metrix collects Internet audience data by measuring Internet usage from representative samples, or panels, of personal computer users with its proprietary tracking technology. Media Metrix maintains large panels of randomly selected individuals, reporting Internet usage at home and at work. Panelists are randomly recruited to participate in the Media Metrix sample. They are required to fill out a detailed questionnaire to provide background demographic information at the individual and household level. Panelists download and install Media Metrix' tracking software onto their PCs. The tracking software tracks all PC usage at the individual user level. The tracking software follows the panelists, page-by-page, minute-by-minute, click-by-click, as they use their PCs. Media Metrix collects these usage data from the panelists' personal computers and transmits them to its data collection center for processing. The data are used to construct several databases, and they provide the foundation for Media Metrix' products and services.

     Media Metrix also offers Internet advertising measurement products and services through its subsidiary, AdRelevance. AdRelevance specializes in the automated retrieval and analysis of online advertising. Using intelligent agent technology, the AdRelevance system scours the Internet, retrieving advertisements. Upon retrieval, ads are analyzed, classified and added to the AdRelevance database, providing advertisers, agencies and publishers with marketing intelligence, including when, how and how much their competitors are marketing and advertising on the Internet.

     Media Metrix is based in New York City, with operations in the United States, the United Kingdom, France, Germany, Sweden, Australia, Canada, Latin America, and Japan.

                  THE BUSINESS OF JUPITER COMMUNICATIONS, INC.

OVERVIEW

     Jupiter provides research and advice on Internet commerce. Senior executives at client companies utilize Jupiter's research to make informed business decisions in a complex and rapidly changing Internet economy. Jupiter's research, which focuses solely on the global Internet economy, provides Jupiter's clients with comprehensive views of industry trends, forecasts and best practices. Jupiter's analysis and advice, supported by extensive proprietary data, emphasizes specific, actionable findings that enable companies to develop effective business strategies for Internet commerce, and to utilize the Internet to more effectively operate their businesses. Jupiter also produces a wide range of conferences which offer senior executives the opportunity to hear first-hand the insights of Jupiter's analysts and the leading decision makers in the Internet and technology industries.

     Jupiter provides its research services primarily through annual subscriptions to Jupiter Research Services. Jupiter Research Services is a combination of proprietary written analysis, supporting data and access to Jupiter's analysts. Jupiter delivers its services primarily over the Internet. Jupiter's Web site offers clients easy access to Jupiter's research, products that deliver customized views of Jupiter's data and analysis and the ability to efficiently communicate with Jupiter's analysts. Jupiter offers 35 Research Services, which, as of June 30, 2000, are generated by 68 research analysts. Ten of Jupiter's 35 Research Services are new this year. Jupiter's research is informed and supported by a dedicated data research group.

     Jupiter has a highly diversified and global client base, including traditional companies, companies solely focused on the Internet and the suppliers and vendors that service them. Jupiter has substantially increased the number of Research Services clients and Jupiter's total contract value, which is the annualized value of all Research Services contracts at a given point in time. As of June 30, 2000, Jupiter had 1,270 client contracts for its Research Services, an increase from 421 on December 31, 1998 and 987 on December 31, 1999. Jupiter's total contract value has increased from $11.7 million on December 31, 1998 to $40.1 million on December 31, 1999 to $58.8 million on June 30, 2000. In addition, approximately 76% of the Research Services contracts that expired during 1999 were renewed and approximately 97% of these contracts were renewed for an equal or larger dollar amount.

     Jupiter's conference revenues increased 130% to $11.3 million in 1999 from $4.9 million in 1998. Approximately 75% of the 6,576 paid attendees for Jupiter's conferences held in 1999 were not Research Services clients. As a result, these conferences provide a unique opportunity to market and sell Jupiter Research Services to potential clients. These conferences also allow Jupiter to increase the public profile of its analysts, generate favorable press and otherwise promote the Jupiter brand.

JUPITER RESEARCH SERVICES

     Jupiter Research Services provides Jupiter's clients with a wide range of proprietary research, data and advisory analysis and is structured as a continuous analytical service. Jupiter has designed its Research Services to enable companies to make intelligent business decisions about Internet commerce and consumer and business use of the Internet and related technologies. These research products and services define business and strategic goals, identify revenue opportunities, evaluate business models, analyze marketing strategies, assess enabling technologies and provide advice on organizational structures and vendor selections. The size of Jupiter Research Services contracts varies depending on the number of Research Services that are purchased and the number and type of users at the client company.

     A key component of Jupiter Research Services is access to Jupiter's research analysts for discussions and debate related to their research topics. Jupiter's clients typically seek advice or have questions regarding new business or marketing initiatives, best practices, new opportunities or competitive threats, market forecasts and/or the value of mergers and strategic partnerships. To facilitate the efficiency of this inquiry, clients submit issues or questions initially to Jupiter's dedicated client inquiry staff via telephone or e-mail. The client inquiry staff, which consists of trained research professionals who are familiar with all of Jupiter's products and services, coordinates the responses and actively manages access to the analysts.

     Jupiter continually evaluates the market demand for additional Research Services. Jupiter seeks out and receives input from its research analysts, the sales representatives that are in constant contact with existing and potential clients and its marketing staff as to the demand for specific research and Jupiter's ability to provide coverage. Jupiter also examines a variety of empirical data, including breadth of applicability, uniqueness of the offering, competitive value and ease of communication.

     Jupiter divides its Research Services into Internet Strategies, which offers broad prescriptive advice relevant to all online ventures, and Market Strategies, which targets specific industries and geographic regions.

                           JUPITER RESEARCH SERVICES

                                    INTERNET
                                   STRATEGIES
                                  MARKETING &
                                    REVENUE
                       ---------------------------------

                          OPERATIONS & INFRASTRUCTURE
                       ---------------------------------

                                  TECHNOLOGY &
                                   PLATFORMS
                       ---------------------------------

                                   EXECUTIVE
                                   MANAGEMENT
                                     MARKET
                                   STRATEGIES

                                   INDUSTRIES

                       ---------------------------------

                                    REGIONS

     Jupiter further classifies these Research Services into the following six categories:

     - Marketing & Revenue: Provides analysis and data required to create business plans for the Internet economy. These services focus on online distribution dynamics, Internet revenue opportunities and interactive sales and marketing strategies.

     - Operations & Infrastructure: Provides management strategies, cost metrics, vendor evaluations and best practices to drive business decisions and improve operating results. These services analyze the operations, infrastructure and personnel investment required of Internet businesses.

     - Technology & Platforms: Identifies and predicts critical developments in consumer, site and business adoption of new applications, technologies and platforms. These services analyze the business need and opportunities surrounding developments such as wireless Internet access, digital distribution of music and broadband applications.

     - Executive Management: Jupiter's MindShare Senior Executive Program is specifically targeted at chief executive officers and other senior executives across all industries. This service analyzes the most important trends in the Internet economy, providing insight, direction and vision to senior executives into both major corporations and Internet start-ups. MindShare provides analysis and data that will drive major shifts in corporate strategy resulting from Internet opportunities and threats.

     - Industries: Provides analysis and insights into the particular issues that companies face as the Internet transforms the vertical industries in which they operate. These services provide the unique perspective, detailed data, industry forecasts and benchmark studies to make key business decisions in a particular industry or competitive environment.

     - Regions: Provides analysis and data specific to important and growing regions in the Internet economy. These services identify market opportunities, competitive dynamics and consumer online behavior in various countries and regions. Two critical components of these services are the consumer survey data and market forecasts that provide both domestic and foreign corporations the region-specific analysis required to make strategic planning decisions.

                  [remainder of page left blank intentionally]

     The following is a listing of the Research Services in each category and sample or standardized reports:

                                     INTERNET STRATEGY SERVICES
          MARKETING & REVENUE                                   SAMPLE REPORTS
 B-to-B Commerce                         Supplier Strategies: Regaining Lost Leverage in the Internet
                                         Supply Chain
 Content & Programming                   Licensing and Syndication: Weighing Distribution Against
                                         Dollars
 Digital Commerce                        Loyalty: Driving Repeat Transactions
 Online Advertising                      Direct E-mail: Driving Cost-Effective Response
 Net Markets                             B-to-B Trade Projections
             OPERATIONS &                                       SAMPLE REPORTS
            INFRASTRUCTURE
 B-to-B Infrastructure                   Pricing and Payment: B-to-B Strategies
 Commerce Infrastructure                 Transaction Scaling: Identifying Investments to Enable
                                         Explosive Growth
 Content Infrastructure                  The Future of Caching: Efficiency Trade-Offs in Local versus
                                         Networked Content Storage
 Customer Service                        Utilizing Customer Data to Drive Competitive Customer
                                         Service
 Site Operations                         Staffing and Organizational Structures: Creating Groups with
                                         Distinct Business Functions
        TECHNOLOGY & PLATFORMS                                  SAMPLE REPORTS
 Broadband & Wireless                    Mobile Web Access: Overcoming Wireless Walled Gardens
 Digital Television                      Internet Television: Optimizing for a New Medium
 Web Technology                          Web Media: Confronting the Limitations of Online Video
         EXECUTIVE MANAGEMENT                                   SAMPLE REPORTS
 Mindshare: Senior Executive Program     Where Internet Business Units Fit (or Don't Fit) in the
                                         Overall Corporate Structure
                                      MARKET STRATEGY SERVICES
              INDUSTRIES                                    STANDARDIZED REPORTS*
 Auctions & Classifieds
 Automotive
 Consumer Goods                          Online Landscape: Competition & Market Evolution
 Financial Services
 Government                              Market Projections, 2000-2004
 Health
 Music                                   Case Studies: Best Practices
 Real Estate
 Retailing                               Case Studies: Best Practices
 Teen & Kids
 Travel
                REGIONS                                     STANDARDIZED REPORTS*
 European Commerce & Marketing
 European Technology & Operations        Online Landscape: Competition & Market Evolution
 Australia
 Canada                                  Market Projections, 2000-2004
 France
 Germany                                 Case Studies: Best Practices
 Japan
 Latin America                           Benchmarking Reports
 Scandinavia
 United Kingdom

---------------
* Some market strategy services only receive benchmarking reports

     The Research Services program is designed to provide business executives with the most up-to-date research and analysis. Jupiter provides written reports on a regular basis as well as ongoing access to its research analysts in order to answer specific questions or clarify information relating to the practice topic. Specifically, clients receive some or all of the following:

     - Analyst Reports. Vision Reports (about 20 pages) examine industries, trends or business models while providing clients with prescriptive and analytical direction. Concept Reports (about 4 pages) are more frequent reports that cover both topical and strategic issues.

     - Analyst Access. Access to Jupiter's research analysts for discussion, debate and additional advice.

     - Digital Notes. "JupTakes" cover current key events in their respective fields, and "JupiterViews" aggregate research from every Jupiter service to highlight Jupiter's perspective on major events.

     - Digital Access. Password-only access to current research and a fully-searchable archive, which includes research, company profiles and slides from analyst presentations. Jupiter's cross referencing feature provides easy access to related research, and Jupiter's new data library allows clients to search and browse forecasts, consumer and executive surveys and other information from Jupiter's expanding data library. Digital access to Jupiter's Web site also includes a weekly "JupMail" e-mail that updates clients on recent research and upcoming events.

     - Monthly Teleconferences. Each month, the research analysts from each of the practices conduct a "JupTel" telephone conference call that outlines the key findings from a recent analyst report.

     - Conference Passes. A specified number of passes to Jupiter's conferences.

JUPITER CONFERENCES

     Jupiter produces a wide range of conferences which provide comprehensive coverage of issues relating to Internet commerce. These conferences offer senior executives the opportunity to hear first-hand the insights of Jupiter's analysts and the leading decision makers in the Internet and technology industries. Jupiter's events, which typically run for two to three days, provide an excellent opportunity to showcase Jupiter's research to current and potential clients, increase the public profile of Jupiter's research analysts, generate favorable press and otherwise promote the Jupiter brand. Since approximately 70% of the current attendees at Jupiter's conferences are not Research Services clients, these events provide a unique opportunity to promote Jupiter's research products and services to potential customers. As a result, Jupiter's marketing staff and sales representatives attend each of the events and conduct continuous promotional and direct sales efforts targeted at potential clients. Jupiter believes that its events and the sales and marketing efforts at these events have resulted in numerous Research Services contracts.

     Jupiter's conferences, located throughout the world, are notable for the senior level of attendees from all sectors of the online and traditional industries. Jupiter produced eight conferences in 1997, nine conferences in 1998 and ten conferences in 1999. Jupiter has scheduled 21 conferences for calendar year 2000, 12 of which are large events and nine of which are small events. Paid attendance at Jupiter's large events typically ranges from 800 to 1,500 participants, while paid attendance at its small events typically ranges from 300 to 600 participants. Jupiter also solicits sponsors and exhibitors for each of Jupiter's events. Exhibitors each receive a booth at the conference to promote their company and are also listed in the conference program. Sponsors receive prominent display of their corporate logos in the conference program and the main meeting hall of the conference, and may host a reception during the conference. Jupiter typically has approximately 50 to 75 sponsors and exhibitors at its large events and 25 sponsors and exhibitors at its small events.

     Jupiter has successfully increased attendance at its various conferences over the past few years. For example, the total number of paid attendees at Jupiter's 1999 conferences was 6,576, approximately 100% above the total number of paid attendees for its 1998 conferences.

     The following is a list of the 21 events scheduled for 2000, 15 in the United States and six in Europe and Asia, and the year the conference was or will be first held:

                                                              YEAR FIRST
CONFERENCE                                                       HELD
----------                                                    ----------
Consumer Online Forum.......................................     1994
Digital Kids................................................     1995
Consumer Online Forum Europe................................     1995
Plug.In: The Jupiter Online Music Forum.....................     1996
Online Advertising Forum....................................     1996
Travel: The Jupiter Online Travel Forum.....................     1997
Shopping Forum..............................................     1998
Financial Services Forum....................................     1998
MindShare: The Jupiter Executive Forum......................     1999
Online Entertainment Forum..................................     1999
Online Health Forum.........................................     2000
Internet Commerce Forum Latin America.......................     2000
Shopping Forum Europe.......................................     2000
Global Online Advertising Forum.............................     2000
B-to-B Commerce Forum.......................................     2000
Internet Commerce Forum Scandinavia.........................     2000
Internet Commerce Forum Australia...........................     2000
ground.zero3................................................     2000
ground.zero4................................................     2000
ground.zero Europe..........................................     2000
First Mover Advantage.......................................     2000

     As Internet commerce continues to grow, Jupiter anticipates that it will expand the number of events that it produces as well as attract higher attendance at its conferences. Jupiter also expects to devote more resources to promoting events outside the United States or events with more of an international focus.

CUSTOM AND OTHER RESEARCH

     Jupiter also provides other research products and services to clients, including book-length research reports and customized research.

     Jupiter annually publishes between 10 to 20 book-length research studies that are available for purchase through direct mail or on Jupiter's Web site. Sales of these studies are an important way to expose new companies and executives to Jupiter's research.

     Jupiter also performs customized, client-focused research projects relating to Internet commerce on a limited basis. These projects allow Jupiter's clients to take advantage of the knowledge and experience of Jupiter's research analysts and to develop structured, detailed responses to specific issues relevant to their business. Custom studies often form the basis to explore a new Research Service and, like Jupiter's book-length studies, are an effective way to expose new companies and executives to Jupiter's research products and services.

CLIENTS

     Jupiter's client base has rapidly expanded since Jupiter launched its Research Services. In addition, Jupiter's client base has diversified from primarily technology and media companies to include large and

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

small companies in the Internet, media, telecommunications, technology, financial services, consumer products, retail, travel and professional services industries. Many of Jupiter's clients have limited experience with Internet commerce or operating an online business. The users of Jupiter's research products and services at client companies hold diverse positions, demonstrating the importance of Internet commerce to a company's overall strategy and development. In addition to chief executive officers and presidents, Jupiter's users include marketing, business development, operations, strategic planning and information technology executives.

     As of June 30, 2000, Jupiter had 1,270 contracts for its Research Services. Jupiter expects that its client base will continue to expand as it introduces new Research Services and increases its sales and marketing initiatives. Jupiter also believes there is significant opportunity to increase its penetration of large corporate clients. In addition, Jupiter expects the number of its international clients to increase significantly as the use of the Internet grows in other parts of the world and as it introduces additional products and services targeted to international markets.

     To date, none of Jupiter's clients have accounted for more than 2% of the total annual revenues generated from Research Services.

SALES AND MARKETING

     Jupiter sells and markets its research products and services primarily through its direct sales force, which was comprised of 107 sales representatives as of June 30, 2000. This represents an increase from 58 sales representatives at the end of 1999 and 21 sales representatives at the end of 1998. As with Jupiter's research analysts, its sales representatives have diverse backgrounds and experience in a number of different industries. In addition, Jupiter has been very successful at retaining its sales representatives. During each of the past two years, Jupiter has retained over 90% of its sales representatives.

     Jupiter's sales representatives currently consist of strategic account managers, who are each responsible for 20 to 30 multinational companies, and geographic account managers, who are each responsible for specific territories and assisting the strategic account managers in the territory. Jupiter's strategic account managers are focused on selling a broad array of products and services across a global enterprise. Unlike many of Jupiter's direct and indirect competitors, almost all of Jupiter's sales representatives are located in the territories that they cover. Jupiter believes that this allows it to develop stronger relationships with its current and potential clients and to better understand the changing needs of its clients. Jupiter has implemented a training program for all of its new sales representatives and believes that this program has been effective in enabling its sales representatives to quickly and effectively solicit new clients. Sales representatives receive a base salary and are eligible for commissions based on new business and renewals.

     Jupiter expects to significantly increase the number of its sales representatives as it grows the business and increases its international operations. Jupiter also intends to capitalize on its joint venture arrangement in Japan to significantly expand the sale of Jupiter's research products and services to Japanese companies, and expects to shortly add six sales representatives in Japan. In addition to Jupiter's sales representatives, Jupiter uses independent sales distributors to sell its products and services in Brazil, Singapore, China, Taiwan, South Korea and Israel. Jupiter is currently exploring similar distribution arrangements in other countries and may enter into additional agreements of this nature in the future.

     Jupiter has developed a number of strategies and programs to build awareness of the Jupiter brand and to position the company as the definitive research resource for Internet commerce. Jupiter employs an active press relations team, which responds to hundreds of press inquiries on a weekly basis, and an in-house promotions/advertising staff, which is responsible for developing sales literature and direct mail campaigns and for managing Jupiter's advertising efforts. Jupiter's analysts are frequently quoted in articles on the Internet and e-commerce that appear in major newspapers, magazines and industry periodicals. In addition, Jupiter actively encourages its research analysts to speak at non-Jupiter industry and corporate events in order to enhance Jupiter's reputation and promote Jupiter's diverse products. Jupiter also hosts numerous breakfast forums around the world which are targeted at potential customers and designed to

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

enhance Jupiter's visibility and reputation. During 1999, Jupiter hosted a total of 78 forums which collectively had over 4,800 guests. Jupiter also devotes significant resources to promoting Jupiter's numerous research products and services to the thousands of individuals attending its conferences. Lastly, Jupiter uses its Web site as a tool to market the Jupiter name and expose potential customers to its products.

RESEARCH ANALYSTS AND METHODOLOGY

     Jupiter's research products and services are generated by a growing team of research professionals, including research analysts, an independent data research group and a dedicated staff to handle client inquiries. As of June 30, 2000, Jupiter employed a total of 119 research professionals, including 68 analysts. The knowledge and experience of Jupiter's research professionals, particularly Jupiter's analysts, are the crucial elements in Jupiter's ability to provide high-quality, timely and original research. Jupiter's analysts have extensive industry experience and varied backgrounds. Jupiter recruits them from a number of different industries, including management consulting and research firms, financial services, publishing, entertainment and advertising. Jupiter believes that the diverse backgrounds and experiences of its analysts allow it to provide original and prescriptive research and analysis which frequently challenges the conventional wisdom and viewpoints promoted by others. Jupiter expects to significantly expand the number of its research analysts as it grows the business and increase the number of its Research Services.

     Jupiter's research methodology enables Jupiter to deliver compelling, data-driven and timely analysis across all of its Research Services. Jupiter supports its research professionals with in-house primary research tools and proprietary databases. Jupiter's dedicated data research group delivers innovative survey design, sample building and data weighing and processing. This group provides each of Jupiter's reports with rigorously tested hypotheses that yield action-oriented analysis. Jupiter's data analysis employs a wide set of data-gathering tools, including the following:

     - Market Forecasting. Jupiter builds complex econometric models to capture current online activity and forecast user participation, costs and revenue. These models define key growth levers, market drivers and market inhibitors, providing clients with a clear analytical framework for considering upcoming changes in their sectors.

     - Primary Consumer Research. In the past, Jupiter conducted its primary research in alliance with NFO Worldwide. By accessing NFO's household panel of 575,000 U.S. homes, over 125,000 of which are online, Jupiter regularly contacts consumer households to assess technology trends. In the future, Jupiter expects to conduct its primary research in alliance with The NPD Group, Inc., an affiliate of Media Metrix. In addition, Jupiter regularly commissions research surveys throughout the world and is currently conducting research surveys in Europe, Australia, Canada, Japan and Brazil.

     - Customer Valuation Models. Jupiter analysts construct scenario-driven models for measuring the lifetime value of interactive consumers. These tools inform Jupiter's analysis and recommendations and assist clients in identifying the ultimate value in acquiring and retaining visitors and customers.

     - Operational Benchmark Models. Jupiter develops models that determine the current and future costs, infrastructure needs, visit capacity, transaction volume and other operational metrics required to manage expected user demand. These models measure forecasted operational benchmarks for the industry and individual Web sites to help clients appropriately invest in building their interactive technology infrastructure.

     - Executive Surveys. Jupiter conducts dozens of formal surveys each year with top industry executives to explore their strategies, attitudes and intentions. These surveys evaluate industry trends and changes and provide Jupiter's analysts with an important measure against which to test assumptions and hypotheses.

     - Web Site Functionality Data. Jupiter's analysts use WebTrack, a Jupiter-developed database, to measure the performance of various Web technologies and site features. Based on systematic

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

       quarterly research on nearly 300 consumer Web sites, WebTrack provides an overview of the distribution of technology services, content and functionality among these sites.

     - Case Studies. Through extensive interviews with industry executives, analysis of public documents and secondary research, Jupiter compiles hundreds of case studies each year. These studies identify the strategic direction, strengths and weaknesses and key partnerships of all major Internet commerce companies.

     All of Jupiter's research products are subject to a stringent editorial and review process to ensure that every report is accurate, well-written and useful to Jupiter's clients. Jupiter maintains consistency among the formats of its research reports across its Research Services so as to ensure clarity and readability by all of its clients. Each research topic is first subject to a series of discussions and meetings to define the scope of the topic, assess the relevance and importance of the research and highlight key themes and questions. Prior to publication, each research report is subject to ongoing review and comment from other analysts and research management.

COMPETITION

     Jupiter believes that the primary competitive factors determining success in its markets include the quality and timeliness of its research and analysis, its ability to offer products and services that meet the changing needs of its customers, the prices it charges for its various research products and general economic conditions. Jupiter believes that it competes favorably with respect to each of these factors. In addition, Jupiter believes that it distinguishes itself from its competitors as a result of the depth and breadth of its Research Services, the extent to which Jupiter provides access to its research analysts, the quality of its research analysts and sales representatives and the primary research tools and proprietary databases that it has developed internally.

     Jupiter's principal current competitor is Forrester Research. In 1999, Gartner Group, a large holder of Jupiter common stock, began competing directly in providing research products related to Internet commerce. A number of other companies compete with Jupiter in providing research and analysis related to a specific industry or geographic area. In addition, Jupiter's competitors include information technology research firms, business consulting and accounting firms, electronic and print publishing companies and equity analysts employed by financial services companies.

     Jupiter expects competition to increase because of the business opportunities presented by the growth of Internet commerce around the world. Competition may also intensify as a result of industry consolidation, because the markets in which Jupiter operates face few substantial barriers to entry or because some of Jupiter's competitors may provide additional or complementary services, such as consulting services. Jupiter's current and potential competitors include many companies that have substantially greater financial, information gathering and marketing resources than it has. For example, Gartner Group and Forrester Research each had higher revenues than Jupiter did during the first quarter of 2000, and each currently has greater information gathering and marketing resources than Jupiter has. This may allow them to devote greater resources than Jupiter can to the promotion of their brand and to the development and sale of their products and services.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     To protect Jupiter's rights to its intellectual property, Jupiter relies on a combination of trademark and copyright law, trade secret protections and confidentiality agreements and other contractual arrangements with its employees and third parties. Jupiter has registered the Jupiter, Jupiter Communications and Internet Business Report marks in the United States, and Jupiter has pending trademark applications for certain other trademarks in the United States. Jupiter also has pending trademark applications for the Jupiter and Jupiter Communications marks in various foreign jurisdictions. Jupiter provides its proprietary research products to hundreds of different companies throughout the world, including some companies that compete with Jupiter in some manner. As a result, the protective steps Jupiter has taken may be inadequate to protect its intellectual property and to deter misappropriation of

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

the original research and analysis that Jupiter develops. Jupiter also may be unable to detect the unauthorized use of, or take appropriate steps to enforce, its intellectual property rights. Moreover, effective trademark, copyright and trade secret protection may not be available in every country in which Jupiter offers its research products and services to the extent available in the United States.

     Jupiter's failure to adequately protect its intellectual property, either in the United States or abroad, could harm the Jupiter brand or its trademarks, devalue its proprietary research and analysis and affect Jupiter's ability to compete effectively. Defending its intellectual property rights could result in the expenditure of significant financial and managerial resources, which could harm its financial results.

     Furthermore, although Jupiter believes that its proprietary rights do not infringe on the intellectual property rights of others, other parties may assert claims against Jupiter that Jupiter has misappropriated a trade secret or infringed a patent, copyright, trademark or other proprietary right belonging to them. Any infringement or related claims, even if not meritorious, could be costly and time consuming to litigate, may distract management from other tasks of operating the business and may result in the loss of significant rights and the loss of Jupiter's ability to operate its business.

EMPLOYEES

     As of June 30, 2000, Jupiter had 425 full-time employees, including 107 sales representatives and 119 research staff, of which 68 were analysts. Jupiter's compensation policy promotes employee ownership, and Jupiter believes that this policy contributes to the high retention rates of its research analysts and sales representatives. Over 90% of Jupiter's employees, including all of its research analysts and sales representatives, own options to purchase its securities. In the merger, all of these options will become options to purchase Media Metrix common stock.

     All of Jupiter's research analysts and sales representatives, as well as all of its executive officers, have entered into agreements that prohibit them from being employed by a competitive company for a period of at least one year following their termination of employment with Jupiter. None of its employees are represented under collective bargaining agreements. Jupiter believes that its relations with its employees are good.

DESCRIPTION OF PROPERTIES

     Jupiter's headquarters are currently located in a leased facility in New York, New York, consisting of approximately 32,500 square feet of office space. Jupiter also leases office space in the San Francisco, California area; London, England; Munich, Germany; Sydney, Australia; Tokyo, Japan; and Stockholm, Sweden.

     Jupiter recently signed a lease for a new 112,000 square foot facility in New York City where Jupiter plans to consolidate its current offices in New York City as well as provide for future growth.

LEGAL PROCEEDINGS

     Jupiter is not a party to any material legal proceedings.

CORPORATE HISTORY

     Jupiter's business was formed on December 1, 1994 with the creation of Jupiter Communications, LLC, a New York limited liability company. Jupiter changed its structure from a limited liability company to a corporation at the closing of Jupiter's initial public offering in October 1999. This change was made by merging Jupiter Communications, LLC with and into Jupiter Communications, Inc., a Delaware corporation. Membership units in Jupiter Communications, LLC were exchanged in the merger for shares of common stock of Jupiter.

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

                               JUPITER MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth, as of August 10, 2000, the name, age and position of each of the executive officers and directors of Jupiter:

NAME                                   AGE                           POSITION
----                                   ---                           --------
Gene DeRose..........................  37    Chairman of the Board of Directors and Chief Executive
                                             Officer
Kurt Abrahamson......................  39    President, Chief Operating Officer and Director
Jean Robinson........................  44    Chief Financial Officer
Peter Storck.........................  40    Senior Vice President, Research
Ken Male.............................  35    Vice President, Global Sales
Joy Cerequas.........................  35    Vice President, Conferences
Kurt Andersen........................  55    Director
Jeffrey Ballowe......................  44    Director
Robert Kavner........................  57    Director

INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS

     The following is information concerning the executive officers and directors of Jupiter, other than those persons as to whom information is given in the section "The Merger -- Board of Directors and Executive Officers of Jupiter Media Metrix After the Merger" on page 58.

     PETER STORCK has served as Senior Vice President, Research of Jupiter since November 1998. From June 1998 to November 1998, Mr. Storck served as Vice President, Research of Jupiter. From July 1996 to June 1998, he served as Jupiter's Director, Online Advertising Strategies. From July 1995 to July 1996, Mr. Storck served as a consultant to Jupiter. From January 1989 to July 1995, Mr. Storck was simultaneously a novelist, a writing instructor at Columbia University and a compensation specialist at Guy Carpenter & Co., Inc., a reinsurance intermediary. Prior to that, he served as a political advisor to various campaigns and officials. Mr. Storck received his B.S. from Cornell University and an M.F.A. from Columbia University.

     KEN MALE has served as Vice President, Global Sales of Jupiter since January 1998. From December 1995 to January 1998, he served as an Account Manager for Giga Information Group, Inc., an information technology research firm, and developed that company's equities research product. From June 1995 to December 1995, Mr. Male was involved in the formation and launch of Giga Information Group, Inc. Prior to June 1995, Mr. Male was a private consultant and held various account manager positions at Gartner Group, Inc., Digital Equipment Corporation and EMC Corporation. Mr. Male received his B.S. from Boston College.

     JOY CEREQUAS has served as Vice President, Conferences of Jupiter since August 1998. From May 1994 to August 1998, she served as Group Show Director for SIGS Publications, Inc., a producer of magazines, books and conferences. Prior to working at SIGS Publications, Inc., Ms. Cerequas managed conferences and events for the International Trademark Association and Citicorp Investment Bank. Ms. Cerequas received B.S. degrees from both the S.I. Newhouse School of Public Communications and the School of Management of Syracuse University.

     KURT ANDERSEN has served as a director of Jupiter since January 2000. Since September 1999, Mr. Andersen has served as co-chairman of Powerful Media, Inc., an Internet publishing venture covering the entertainment and media industries in the digital age. Mr. Andersen is the author of the novel "Turn of the Century," published by Random House in 1999. From 1996 to 1999, Mr. Andersen served as a columnist for The New Yorker magazine. From 1994 to 1996, Mr. Andersen served as editor-in-chief of New York magazine. During 1993, Mr. Andersen served as editor and columnist for Time magazine. From

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

1986 to 1993, Mr. Andersen served as editor of Spy magazine, which he co-founded. Mr. Andersen received his B.A. from Harvard University.

DIRECTOR COMPENSATION

     Jupiter reimburses its directors for customary and reasonable expenses incurred in connection with the attendance at meetings of its board of directors. In addition, Jupiter's 1999 Stock Incentive Plan provides that each individual who joins Jupiter's board of directors as a non-employee board member automatically receives a grant of an option to purchase 50,000 shares of Jupiter common stock at the time of his or her commencement of board services. The 1999 Stock Incentive Plan also provides that, on the date of each annual meeting of stockholders beginning in 2001, each non-employee board member who is to continue to serve as a non-employee board member will automatically be granted an option to purchase 5,000 shares of Jupiter common stock. This option will vest upon each optionee's completion of one year of service as a board member measured from the option grant.

     In addition to the automatic option grant under the 1999 Stock Incentive Plan, Mr. Ballowe was granted options to acquire an additional 40,000 shares of Jupiter's common stock in connection with his appointment to the Board in September 1999.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee consists of Mr. Andersen and Mr. Ballowe, neither of whom is or has been an officer or employee of Jupiter. No interlocking relationships exist between Jupiter's board of directors or Compensation Committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. No executive officer or director of Jupiter serves on the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of Jupiter's board or Compensation Committee.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the aggregate compensation paid by Jupiter to Jupiter's Chief Executive Officer and to the four additional most highly compensated executive officers (the "Named Executive Officers") for services rendered in all capacities to Jupiter for the years ended December 31, 1999, 1998 and 1997:

                                                                                    LONG-TERM
                                                     ANNUAL COMPENSATION(1)    COMPENSATION AWARDS
                                                     ----------------------     SHARES UNDERLYING
NAME AND PRINCIPAL POSITION                  YEAR     SALARY        BONUS          OPTIONS (#)
---------------------------                  ----    ---------    ---------    -------------------
Gene DeRose................................  1999    $182,500     $100,000            50,000
  Chief Executive Officer                    1998     165,000       50,000                --
                                             1997     149,300       30,000                --
Kurt Abrahamson............................  1999    $172,500     $100,000            50,000
  President and Chief Operating Officer      1998     155,000       50,000                --
                                             1997     138,300       30,000                --
Jean Robinson(2)...........................  1999    $170,000     $ 64,000            85,000
  Chief Financial Officer                    1998          --           --                --
                                             1997          --           --                --
Peter Storck...............................  1999    $176,000     $100,000            45,000
  Senior Vice President, Research            1998     116,750       37,000            13,500
                                             1997      66,500        7,500            41,500
Ken Male(3)................................  1999    $120,000     $233,000            30,000
  Vice President, Global Sales               1998     105,000       96,000           100,000
                                             1997          --           --                --

---------------
(1) The column for "Other Annual Compensation" has been omitted because there is no compensation required to be reported in that column. The aggregate amount of perquisites and other personal benefits provided to each executive officer listed above is less than the lesser of $50,000 and 10% of his or her total annual salary and bonus.

(2) Jean Robinson joined Jupiter as Chief Financial Officer in March 1999.

(3) Ken Male joined Jupiter as Vice President, Global Sales in January 1998.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information concerning stock option grants made to each of the Named Executive Officers during the year ended December 31, 1999. Jupiter did not grant any stock appreciation rights during the year ended December 31, 1999.

                                                                                             POTENTIAL REALIZABLE
                                                 INDIVIDUAL GRANTS(1)                          VALUE AT ASSUMED
                              -----------------------------------------------------------    ANNUAL RATES OF STOCK
                                                    % OF TOTAL      EXERCISE                PRICE APPRECIATION FOR
                                  NUMBER OF       OPTIONS GRANTED    PRICE                      OPTION TERM(3)
                              SHARES UNDERLYING   TO EMPLOYEES IN     PER      EXPIRATION   -----------------------
            NAME               OPTIONS GRANTED      FISCAL YEAR     SHARE(2)      DATE          5%          10%
            ----              -----------------   ---------------   --------   ----------   ----------   ----------
Gene DeRose.................       50,000               2.8%         $5.90      6/01/06      $120,095     $279,872
Kurt Abrahamson.............       50,000               2.8%          5.90      6/01/06       120,095      279,872
Jean Robinson...............       85,000               4.7%          3.00      3/22/06       103,811      241,923
Peter Storck................       45,000               2.5%          3.00      5/24/06        54,959      128,077
Ken Male....................       30,000               1.7%          3.00      1/01/06        36,639       85,385

---------------
(1) Each option represents the right to purchase one share of common stock and generally vests at a rate of 25% after one year from the date of grant and 6.25% each quarter thereafter.

(2) Options were granted at an exercise price equal to the fair market value of Jupiter's common stock, as determined by Jupiter's board of directors on the date of grant.

(3) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent Jupiter's estimate or projection of Jupiter's future common stock prices. These amounts represent certain assumed rates of appreciation in the value of Jupiter's common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercise depend on the future performance of the common stock. The amounts reflected in the table may not necessarily be achieved.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The following table provides information concerning option exercises during the year ended December 31, 1999 by the Named Executive Officers and the value of unexercised options held by each of the Named Executive Officers as of December 31, 1999.

                                            NUMBER OF SHARES UNDERLYING         VALUE OF UNEXERCISED
                                               UNEXERCISED OPTIONS AT         IN-THE-MONEY OPTIONS AT
                                                 DECEMBER 31, 1999               DECEMBER 31, 1999
                                            ----------------------------    ----------------------------
                   NAME                     EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
                   ----                     -----------    -------------    -----------    -------------
Gene DeRose...............................        --          50,000                --      $1,512,500
Kurt Abrahamson...........................        --          50,000                --       1,512,500
Jean Robinson.............................        --          85,000                --       2,571,250
Peter Storck..............................    38,180          61,820        $1,129,526       1,716,099
Ken Male..................................    37,500          92,500         1,115,625       2,676,875

---------------
(1) Value is defined as the fair market price of Jupiter's common stock at December 31, 1999 less the exercise price. On December 31, 1999, the closing sale price of a share of Jupiter's common stock on the Nasdaq National Market was $30.25.

EMPLOYMENT AGREEMENTS

     Jupiter is not currently a party to employment agreements with any of its executive officers. During 1999, Jupiter was a party to employment agreements with Gene DeRose and Kurt Abrahamson. Each of these employment agreements expired on December 31, 1999. Prior to the merger, Jupiter will enter into employment agreements with Messrs. DeRose and Abrahamson and Ms. Jean Robinson. Please see "The Merger -- Interests of Directors and Executive Officers of Jupiter in the Merger" on page 54 for more details about these employment agreements.

STOCK PLANS

     1997 Option Plan. Jupiter Communications, LLC adopted the 1997 Option Plan in June 1997. A total of 2,750,000 units were reserved for issuance under this plan. As of October 6, 1999, options to purchase a total of 2,711,275 units were outstanding under the 1997 Option Plan. Upon the merger of Jupiter Communications, LLC with and into Jupiter, the plan and each outstanding option were assumed by Jupiter and no further options have been, or will be, granted under this plan.

     Each option has a maximum term of seven years. The exercise price of each option must be paid in cash. In the event of an acquisition of Jupiter, each option may, at the discretion of Jupiter's board, be accelerated or assumed by the successor corporation.

     1999 Stock Incentive Plan. The 1999 Stock Incentive Plan was adopted by Jupiter's board of directors and approved by its stockholders on September 17, 1999. The 1999 Stock Incentive Plan is administered by Jupiter's compensation committee.

     5,000,000 shares of Jupiter common stock have been authorized for issuance under the 1999 Stock Incentive Plan. However, in no event may one participant in the 1999 Stock Incentive Plan receive option grants or direct stock issuances for more than 500,000 shares in the aggregate per calendar year.

     The 1999 Stock Incentive Plan is divided into five separate programs:

     - the discretionary option grant program under which eligible individuals in the employ of Jupiter may be granted options to purchase shares of Jupiter common stock at an exercise price determined by the plan administrator;

     - the stock issuance program under which eligible individuals may be issued shares of Jupiter common stock directly, through the purchase of these shares at a price determined by the plan administrator or as a bonus tied to the performance of services;

     - the salary investment option grant program which may, at the plan administrator's discretion, be activated for one or more calendar years and, if so activated, will allow executive officers and other highly compensated employees the opportunity to use a portion of their base salary to acquire special below market stock option grants;

     - the automatic option grant program under which option grants will automatically be made at periodic intervals to eligible non-employee board members to purchase shares of Jupiter common stock at an exercise price equal to 100% of the fair market value of those shares on the grant date; and

     - the director fee option grant program under which non-employee board members may be given the opportunity to use a portion of any retainer fee otherwise payable to them in cash for the year to acquire special below market stock option grants.

     The 1999 Stock Incentive Plan includes the following features:

     - The exercise price for any options granted under the plan may be paid in cash or in shares of Jupiter common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee.

     - The plan administrator will have the authority to cancel outstanding options under the discretionary option grant program in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of Jupiter common stock on the new grant date.

     - Stock appreciation rights may be issued under the discretionary option grant program. Such rights will provide the holders with the election to surrender their outstanding options for an appreciation distribution from Jupiter equal to the fair market value of the vested shares of Jupiter common stock subject to the surrendered option less the exercise price payable for those shares. Jupiter may make the payment in cash or in shares of Jupiter common stock.

     The 1999 Stock Incentive Plan includes change in control provisions that may result in the accelerated vesting of outstanding option grants and stock issuances:

     - In the event that Jupiter is acquired by merger or asset sale or a board-approved sale of more than 50% of Jupiter stock by its stockholders, each outstanding option under the discretionary option grant program that is not assumed or continued by the successor corporation will immediately become exercisable for all the option shares, and all unvested shares will immediately vest, except to the extent Jupiter's repurchase rights with respect to those shares are to be assigned to the successor corporation.

     - The plan administrator may grant options which vest immediately upon an acquisition of Jupiter or upon a hostile change of control or upon the individual's termination of service following an acquisition that results in a change in control.

     Jupiter's board is able to amend or modify the 1999 Stock Incentive Plan at any time, subject to any required stockholder approval. The 1999 Stock Incentive Plan will terminate no later than September 16, 2009.

     1999 Employee Stock Purchase Plan. The 1999 Employee Stock Purchase Plan was adopted by Jupiter's board of directors and approved by its stockholders on September 17, 1999. The plan became effective immediately upon the execution of the underwriting agreement for Jupiter's initial public offering. The plan is designed to allow eligible employees of Jupiter and its participating subsidiaries to purchase shares of Jupiter common stock, at semi-annual intervals, through their periodic payroll deductions. A total of 500,000 shares of common stock may be issued under the plan.

     The plan has a series of successive offering periods, each with a maximum duration of 24 months. However, the initial offering period began on the day the underwriting agreement was executed in connection with Jupiter's initial public offering and will end on the last business day in October 2001. The next offering period will begin on the first business day in November 2001, and subsequent offering periods will be set by Jupiter's compensation committee.

     A participant may contribute up to 15% of his or her cash earnings through payroll deductions and the accumulated payroll deductions will be applied to the purchase of shares on the participant's behalf on each semi-annual purchase date (the last business day in April and October of each year). The purchase price per share will be 85% of the lower of the fair market value of Jupiter's common stock on the participant's entry date into the offering period or the fair market value on the semi-annual purchase date. The first purchase date occurred on the last business day in April 2000. In no event, however, may any participant purchase more than 850 shares, nor may all participants in the aggregate purchase more than 125,000 shares, on any one semi-annual purchase date. Should the fair market value of the common stock on any semi-annual purchase date be less than the fair market value on the first day of the offering period, then the current offering period will automatically end and a new offering period will begin, based on the lower fair market value.

     Jupiter's board is able to amend or modify the plan at any time. The plan will terminate no later than the last business day in October 2009.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Robert Kavner, one of Jupiter's directors, is also a director of Earthlink Network, Inc. and Fleet Financial Group, Inc. Earthlink Network, Inc. and two affiliates of Fleet Financial Group, Inc. have Research Services contracts with Jupiter.

                       PRINCIPAL STOCKHOLDERS OF JUPITER

     The following table sets forth information with respect to beneficial ownership of Jupiter's common stock as of August 10, 2000, by:

     - each person known by Jupiter to beneficially own more than 5% of its common stock;

     - Jupiter's named executive officers;

     - each of Jupiter's directors; and

     - all of Jupiter's executive officers and directors as a group.

     Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Unless otherwise indicated, the address for those listed below is c/o Jupiter Communications, Inc., 627 Broadway, New York, New York 10012. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options held by such persons that are exercisable within 60 days of August 10, 2000, but excludes shares of common stock underlying options held by any other person. Percentage of beneficial ownership is based on 15,637,090 shares of common stock outstanding as of August 10, 2000.

                                                              SHARES BENEFICIALLY
                                                                     OWNED
                                                              --------------------
NAME OF BENEFICIAL OWNER                                       NUMBER      PERCENT
------------------------                                      ---------    -------
Gene DeRose(1)..............................................  2,352,228     15.0%
Gartner Group, Inc.(2)......................................  2,044,553     13.1%
Kurt Abrahamson(1)..........................................  1,065,008      6.8%
Robert Kavner(3)............................................    202,917      1.3%
Ken Male(4).................................................     76,625        *
Peter Storck(5).............................................     71,910        *
Jean Robinson(6)............................................     38,836        *
Jeffrey Ballowe(7)..........................................     32,500        *
Kurt Andersen(7)............................................      9,372        *
All directors and executive officers as a group (nine
  persons)(8)...............................................  3,866,401     24.3%

---------------
 *  Indicates less than one percent

(1) Includes 18,750 shares issuable upon the exercise of options.

(2) The address of Gartner Group, Inc. is 56 Top Gallant Road, P.O. Box 10212, Stamford, CT 06904.

(3) Includes 2,917 shares issuable upon the exercise of options.

(4) Includes 75,625 shares issuable upon the exercise of options.

(5) Includes 71,060 shares issuable upon the exercise of options.

(6) Includes 37,186 shares issuable upon the exercise of options.

(7) All of these shares are issuable upon the exercise of options.

(8) Includes 282,409 shares issuable upon the exercise of options.

     On completion of the merger, each of the directors, executive officers and principal stockholders listed above would own the number of shares of Media Metrix common stock calculated by multiplying the number of shares of Jupiter common stock listed beside that person's or entity's name by the exchange ratio of 0.946. On completion of the merger, each of the directors, executive officers and principal stockholders listed above would own approximately the percentage of the outstanding shares of Media Metrix common stock calculated by multiplying the percentage listed beside that person's or entity's name by 0.45.

                SELECTED CONSOLIDATED FINANCIAL DATA OF JUPITER

     The selected consolidated balance sheet data as of December 31, 1998 and 1999 and the selected consolidated statement of operations data for the years ended December 31, 1997, 1998 and 1999 have been derived from Jupiter's audited consolidated financial statements included at page F-1 in this joint proxy statement/prospectus. The selected balance sheet data as of December 31, 1995, 1996 and 1997, and the statement of operations data for 1995 and 1996, have been derived from Jupiter's audited financial statements not included in this joint proxy statement/prospectus. The consolidated balance sheet data as of June 30, 2000 and the consolidated statement of operations data for the six months ended June 30, 1999 and 2000 have been derived from Jupiter's unaudited consolidated financial statements and in the opinion of management include all adjustments, which are normal, recurring adjustments, necessary for a fair presentation of the results of operations and the financial position for the unaudited periods. This selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Jupiter" at page 112 and Jupiter's consolidated financial statements and the notes to those statements at page F-1 of this joint proxy statement/prospectus.

                                                                                                             SIX MONTHS
                                                                 YEAR ENDED DECEMBER 31,                   ENDED JUNE 30,
                                                    -------------------------------------------------    ------------------
                                                     1995      1996      1997       1998       1999       1999       2000
                                                    ------    ------    -------    -------    -------    -------    -------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)   (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenues:
    Research Services.............................  $  237    $  566    $ 1,850    $ 6,183    $23,134    $ 8,166    $24,798
    Conferences...................................   2,024     2,686      3,426      4,890     11,270      4,553     15,423
    Other.........................................   1,439     3,000      3,229      3,675      3,680      1,673      2,663
                                                    ------    ------    -------    -------    -------    -------    -------
      Total revenues..............................   3,700     6,252      8,505     14,748     38,084     14,392     42,884
  Cost of services and fulfillment................   2,893     4,687      6,259      9,676     16,898      6,854     15,851
                                                    ------    ------    -------    -------    -------    -------    -------
      Gross profit................................     807     1,565      2,246      5,072     21,186      7,538     27,033
  Other operating expenses:
    Sales and marketing...........................     254       514      1,558      3,173     11,384      4,008     11,236
    General and administrative....................     990     1,589      2,855      3,897     10,099      3,351     13,491
    Depreciation and amortization.................      35        75        100        193      1,278        317      3,271
                                                    ------    ------    -------    -------    -------    -------    -------
      Total other operating expenses..............   1,279     2,178      4,513      7,263     22,761      7,676     27,998
                                                    ------    ------    -------    -------    -------    -------    -------
Interest income...................................      --        --         17         54        743          8      1,613
Gain on sale of investments.......................      --        --         --         --         --         --      5,932
                                                    ------    ------    -------    -------    -------    -------    -------
Income (Loss) before income taxes.................    (472)     (613)    (2,250)    (2,137)      (832)      (130)     6,580
Income tax benefit (expense)......................      --        --         --         --        202         --     (3,614)
                                                    ------    ------    -------    -------    -------    -------    -------
Net income (loss).................................  $ (472)   $ (613)   $(2,250)   $(2,137)   $  (630)      (130)     2,966
                                                    ======    ======    =======    =======    =======    =======    =======
Pro forma basic net income (loss) per common
  share(1)........................................                                 $ (0.21)   $ (0.05)   $ (0.01)   $  0.20
                                                                                   =======    =======    =======    =======
Pro forma diluted net income (loss) per common
  share(1)........................................                                 $ (0.21)   $ (0.05)   $ (0.01)   $  0.18
                                                                                   =======    =======    =======    =======
Pro forma weighted average common shares
  outstanding(1)..................................                                  10,318     11,565     10,455     15,006
Pro forma diluted weighted average common shares
  outstanding.....................................                                  10,318     11,565     10,455     16,321

---------------
(1) Pro forma basic and diluted net loss per common share is computed by dividing net loss by the pro forma weighted average number of shares of common stock. Pro forma weighted average number of shares of common stock gives effect to Jupiter's reorganization from an LLC to a corporation as though the reorganization had occurred as of January 1, 1998. Pro forma weighted average shares do not include any common stock equivalents for any periods, except for the six months ended June 30, 2000, because inclusion of common stock equivalents would have been anti-dilutive.

                                                                                                         SIX MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,                    JUNE 30,
                                                        --------------------------------------------    ------------------
                                                        1995    1996     1997      1998       1999       1999       2000
                                                        ----    ----    ------    -------    -------    -------    -------
SELECTED CONSOLIDATED OPERATING DATA:
Number of Research Services contracts.................    13      66       145        421        987        654      1,270
Total contract value (in thousands)...................  $315    $923    $2,509    $11,666    $40,081    $22,138    $58,825
Research Services deferred revenue (in thousands).....  $ 78    $313    $  614    $ 5,639    $21,908    $11,486    $28,145
Number of employees...................................    18      61        88        142        270        194        425
Number of conferences.................................     6       7         8          9         10          5         10

                                                                             DECEMBER 31,
                                                           ------------------------------------------------     JUNE 30,
                                                           1995      1996       1997      1998       1999         2000
                                                           -----    -------    ------    -------    -------    -----------
                                                                            (IN THOUSANDS)                     (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents................................  $   4    $     8    $1,614    $   216    $57,222     $ 24,853
Working capital..........................................   (572)    (1,166)     (553)    (3,376)    55,029       23,129
Total assets.............................................    907      1,474     3,463      6,867     97,180      142,252
Convertible notes payable................................     --         --        --         --      3,500           --
Stockholders' equity/members deficiency..................   (405)      (714)        9     (2,129)    61,498       92,566

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS OF JUPITER

     You should read the following discussion and analysis in conjunction with Jupiter's financial statements and related notes included in this joint proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Please see "Risks Relating to Jupiter" on page 27 for more information as to these risks and uncertainties.

OVERVIEW

     Jupiter provides research and advice on Internet commerce. Senior executives at Jupiter's client companies utilize Jupiter's research to make informed business decisions in a complex and rapidly changing Internet economy. Jupiter's research, which is focused solely on the global Internet economy, provides Jupiter's clients with comprehensive views of industry trends, forecasts and best practices. Jupiter's analysis, supported by proprietary data, emphasizes specific, actionable findings.

     Jupiter's revenues consist of Research Services, conferences and other revenues. For the six months ended June 30, 2000, Research Services represented approximately 57.8% of Jupiter's total revenues. Jupiter Research Services is a combination of proprietary written analysis, supporting data and access to Jupiter's analysts. Jupiter typically bills clients annually in advance and delivers the products and services over the term of the contract. Jupiter also produces a wide range of conferences which offer senior executives the opportunity to hear first-hand the insights of Jupiter's analysts and the leading decision makers in the Internet and technology industries. Conference revenues consist of revenues from individual attendees, sponsors, which display their logo in Jupiter's conference program and/or host a reception, and exhibitors, which receive a booth to promote their companies. For the six months ended June 30, 2000, conferences represented approximately 36.0% of Jupiter's total revenues. Other revenues, which consist primarily of book-length studies, newsletters and custom research, represented approximately 6.2% of Jupiter's total revenues for the six months ended June 30, 2000.

     Research Services contracts are renewable contracts, typically renewed annually, and payable in advance. Accordingly, a substantial portion of Jupiter's billings is initially recorded as deferred revenue and amortized into revenue over the term of the contract. Commission expense related to Research Services is also initially deferred and amortized into expense over the contract period in which the related revenues are earned and amortized to income. Jupiter's contracts are non-cancelable and non-refundable. Billings attributable to Jupiter's conferences and other products and services are initially recorded as deferred revenue and recognized upon the completion of the event or project.

     Jupiter has experienced rapid growth since its organization, and particularly since its decision in late 1996 to focus its business on Research Services, formerly known as Strategic Planning Services or SPS. Between 1995 and 1999, Jupiter's total revenues grew from $3.7 million to $38.1 million, a compound annual growth rate of 79.1%. For the six months ended June 30, 2000, Jupiter's total revenues of $42.9 million represented an increase of 198.0% over revenues of $14.3 million for the six months ended June 30, 1999. The number of Research Services contracts has increased from 654 as of June 30, 1999 to 1,270 as of June 30, 2000. Jupiter's total contract value has increased from $22.1 million on June 30, 1999 to $58.8 million on June 30, 2000. Jupiter believes that total contract value is a meaningful measure of the volume of its business. Total contract value represents the annualized value of all outstanding Research Services contracts without regard to the remaining duration of such contracts. Total contract value, however, does not necessarily correlate to deferred revenue. Deferred revenue represents unamortized revenue remaining on all outstanding and billed contracts. As of June 30, 2000, deferred revenue related to Research Services contracts totaled $28.1 million, which was 47.8% of Jupiter's total contract value as of such date.

     To date, a substantial portion of expiring Research Services contracts has been renewed for an equal or higher amount. Approximately 73% of contracts expiring during the twelve months ended June 30, 2000 were renewed and approximately 95% of these contracts were renewed for an equal or larger dollar amount. With this high customer renewal rate, Jupiter believes it has a growing base of recurring revenues from its Research Services.

     Jupiter has a highly diversified client base, including companies in the Internet, media, telecommunications, technology, financial services, retail, travel, consumer products and professional services industries. No client accounts for more than 2% of Jupiter's total annual revenues.

     Cost of services and fulfillment represents the costs associated with production and delivery of Jupiter's products and services, including the costs of salaries, bonuses and related benefits for Jupiter's research and conference personnel, all associated editorial, travel and support services, and the costs of producing Jupiter's conferences. Sales and marketing expenses include salaries, bonuses, employee benefits, travel expenses, promotional costs, sales commissions and other costs incurred in marketing and selling Jupiter's products and services. General and administrative expenses include the costs of Jupiter's finance and technology groups and other administrative functions.

     Jupiter has recorded deferred compensation of approximately $577,000, representing the difference between the exercise price of unit options granted in July 1999 and the fair value for accounting purposes of the underlying units at the date of grant, assuming a fair value of Jupiter's units on the date of grant of $11.00 per share. The $577,000 deferred compensation cost is being amortized over the vesting period of the options.

     Jupiter has incurred net losses each year since its formation. Its net loss was $613,000 in 1996, $2.3 million in 1997, $2.1 million in 1998 and $630,000 in
1999. Jupiter had a net profit of $3.0 million in the first six months of 2000 and, as of June 30, 2000, had retained earnings of $1.7 million. The net profit in the first six months was due primarily to a $3.1 million after tax gain on the sale of Jupiter's shares of Methodfive LLC in exchange for shares of Xceed, Inc. Jupiter expects to incur significant expenditures in the future associated with its domestic and international expansion strategies. In particular, Jupiter intends to continue to expand its research and sales personnel, and it intends to continue to invest in technology, leasehold improvements and the development of additional research practices and modules.

RESULTS OF OPERATIONS

     The following table sets forth Jupiter's results of operations expressed as a percentage of total revenues:

                                                                                  SIX MONTHS
                                                                                    ENDED
                                                     YEAR ENDED DECEMBER 31,       JUNE 30,
                                                     -----------------------    --------------
                                                     1997     1998     1999     1999     2000
                                                     -----    -----    -----    -----    -----
STATEMENT OF OPERATIONS DATA:
Revenues:
  Research Services................................   21.7%    41.9%    60.7%    56.8%    57.8%
  Conferences......................................   40.3     33.2     29.6     31.6     36.0
  Other............................................   38.0     24.9      9.7     11.6      6.2
                                                     -----    -----    -----    -----    -----
          Total revenues...........................  100.0    100.0    100.0    100.0    100.0
Cost of services and fulfillment...................   73.6     65.6     44.4     47.6     37.0
                                                     -----    -----    -----    -----    -----
  Gross profit.....................................   26.4     34.4     55.6     52.4     63.0
Other operating expenses:
  Sales and marketing..............................   18.3     21.5     29.9     27.8     26.2
  General and administrative.......................   33.6     26.4     26.5     23.3     31.4
  Depreciation and amortization....................    1.2      1.3      3.4      2.2      7.7
                                                     -----    -----    -----    -----    -----
          Total other operating expenses...........   53.1     49.2     59.8     53.3     65.3
                                                     -----    -----    -----    -----    -----
Interest income....................................    0.2      0.3      2.0       --      3.8
Gain on sale of investment.........................     --       --       --       --     13.8
                                                     -----    -----    -----    -----    -----
Loss before income taxes...........................  (26.5)   (14.5)    (2.2)     (.9)    15.3
Income tax benefit (expense).......................     --       --      0.5       --     (8.4)
                                                     -----    -----    -----    -----    -----
Net income (loss)..................................  (26.5)%  (14.5)%   (1.7)%    (.9)%    6.9%
                                                     =====    =====    =====    =====    =====

COMPARISON OF SIX MONTHS ENDED JUNE 30, 2000 AND 1999

     Revenues. Total revenues increased 197.9% to $42.9 million in the six months ended June 30, 2000, from $14.4 million in the six months ended June 30, 1999. Research Services revenues increased 203.7% to $24.8 million in the six months ended June 30, 2000 from $8.2 million in the six months ended June 30, 1999. The increases are attributable primarily to an increase in the number of Research Services contracts to 1,270 at June 30, 2000 from 654 at June 30, 1999 and an increase in average contract value to $46,300 at June 30, 2000 from $33,900 at June 30, 1999. These increases reflect an increase in the number of users at, and research services purchased by, Jupiter's client companies. Total contract value increased to $58.8 million at June 30, 2000 from $22.1 million at June 30, 1999. The Research Services deferred revenue related to the contract value at June 30, 2000 and June 30, 1999 was $28.1 million and $11.5 million, respectively.

     Conference revenues increased 238.8% to $15.4 million in the six months ended June 30, 2000 from $4.6 million in the six months ended June 30, 1999. These revenues reflect the results of ten conferences in the six months ended June 30, 2000 and five conferences in the six months ended June 30, 1999. The increases are attributable to an increase in attendee, sponsor and exhibitor revenues and the production of five additional conferences in the six months ended June 30, 2000 two of which were staged by Net Market Makers.

     Other revenues increased 58.8% to $2.7 million in the six months ended June 30, 2000 from $1.7 million in the six months ended June 30, 1999. This increase reflects Jupiter's integration of Internet Research Group's core business of multiclient studies and custom consulting projects into Jupiter's revenue, offset partially by Jupiter's decision to discontinue the sale of newsletters.

     Cost of Services and Fulfillment. Cost of services and fulfillment increased 130.4% to $15.9 million in the six months ended June 30, 2000 from $6.9 million in the six months ended June 30, 1999. The increases are attributable to the overall growth of Jupiter's business, in particular the increased research staffing for new and existing research practices and the costs incurred in staging additional conferences. Gross margin increased to 62.9% in the six months ended June 30, 2000 from 52.1% in the six months ended June 30, 1999 because the growth in Jupiter's client base and new business exceeded the growth in the cost of providing its research services and conferences.

     Sales and Marketing. Sales and marketing expenses increased 180.0% to $11.2 million in the six months ended June 30, 2000 from $4.0 million in the six months ended June 30, 1999. As a percentage of total revenues, these expenses decreased to 26.1% in the six months ended June 30, 2000 from 27.8% in the six months ended June 30, 1999. The increases are primarily attributable to an increased number of sales personnel and the corresponding commission costs associated with increased revenues, as well as increased promotional costs for Jupiter Research Services products.

     General and Administrative. General and administrative expenses increased 297.1% to $13.5 million in the six months ended June 30, 2000 from $3.4 million in the six months ended June 30, 1999. The increases were primarily attributable to increased personnel for the finance, human resources and operations areas, increased leasehold costs for Jupiter's new facility in New York, increased operating costs relating to Jupiter's internal technology systems, higher costs for recruiting, retaining and training its staff, and higher costs for professional fees (primarily pertaining to the negotiation of a sales tax reduction benefit in connection with Jupiter's new facility in New York). As a percentage of total revenues, these expenses increased to 31.5% in the six months ended June 30, 2000 from 23.6% in the six months ended June 30, 1999. This increase reflects the fact that some of these expenses, such as personnel costs, increased at a higher rate than Jupiter's revenues.

     Amortization of Intangibles and Stock-Based Compensation. Amortization of intangibles and stock-based compensation increased to $2.3 million in the six months ended June 30, 2000 from $15,000 in the six months ended June 30, 1999. As a percentage of total revenues, these expenses increased to 5.3% in the six months ended June 30, 2000 from 0.1% in the six months ended June 30, 1999. The increases are primarily attributable to amortization of goodwill related to the acquisitions of Internet Research Group and Net Market Makers, as well as acquisitions made in Sweden and Australia in 1999 and the acquisition of 45% of the Plug-In conference from Jupiter's partners.

     Depreciation and Amortization. Depreciation and amortization expense increased 206.3% to $923,000 in the six months ended June 30, 2000 from $302,000 in the six months ended June 30, 1999. The increases are primarily attributable to increased investment in capital assets, such as leasehold improvements and IT infrastructure. As a percentage of total revenues, these expenses were essentially unchanged at 2.1% in the six months ended June 30, 2000 and June 30, 1999.

     Interest income. Interest income increased to $1.6 million in the six months ended June 30, 2000 from $9,000 in the six months ended June 30, 1999. This increase was caused by the investment of the net proceeds from Jupiter's initial public offering, all of which were invested in short-term, highly liquid investment-grade securities.

     Income tax expense. Income tax expense increased to $3.6 million for the six months ended June 30, 2000 from $0 in the six months ended June 30, 1999. This increase was due primarily to a gain on the sale of Jupiter's shares in Methodfive LLC in exchange for shares of Xceed, Inc.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

     Revenues. Total revenues increased 158.2% to $38.1 million in 1999 from $14.7 million in 1998 and 73.4% to $14.7 million in 1998 from $8.5 million in 1997. Jupiter Research Services revenues increased by 274.1% to $23.1 million in 1999 from $6.2 million in 1998. This increase is attributable primarily to an increase in the number of Research Services contracts to 987 at December 31, 1999 from 421 at December 31, 1998 and an increase in average contract value to $40,600 at December 31, 1999 from

$27,700 at December 31, 1998. Research Services revenues increased by 234.2% to $6.2 million in 1998 from $1.9 million in 1997. This increase is attributable primarily to an increase in the number of Research Services contracts to 421 at December 31, 1998 from 145 at December 31, 1997 and an increase in average contract value to $27,700 at December 31, 1998 from $17,300 at December 31, 1997.

     The increase in Research Services revenues in these periods reflects an increase in the number of users at, and Research Services offered to and purchased by, Jupiter's client companies. Total contract value increased to $40.1 million at December 31, 1999 from $11.7 million at December 31, 1998 and $2.5 million at December 31, 1997. The Research Services deferred revenue related to the contract value at December 31, 1999, December 31, 1998 and December 31, 1997 was $21.9 million, $5.6 million and $614,000, respectively.

     Conference revenues increased 130.5% to $11.3 million in 1999 from $4.9 million in 1998 and 42.7% to $4.9 million in 1998 from $3.4 million in 1997. These revenues reflect the results of ten conferences in 1999, nine in 1998 and eight in 1997. These increases are attributable to increases in average attendee, sponsor and exhibitor revenues, as well as the production of one additional conference in each year.

     Other revenues were unchanged at $3.7 million in 1999 and 1998. This reflects an increase in revenues from custom research and other miscellaneous revenue sources, offset by a decrease in newsletter revenues, which reflect the fact that Jupiter ceased publication of its Internet Business Report newsletter. Other revenues increased 13.8% to $3.7 million in 1998 from $3.2 million in 1997. This increase reflects an increase in revenues from custom research and book-length studies, offset in part by a small decrease in newsletter revenues.

     Cost of Services and Fulfillment. Cost of services and fulfillment increased 74.6% to $16.9 million in 1999 from $9.7 million in 1998. The increase in this period was attributable to the overall growth of Jupiter's business, in particular the increased research staffing for new and existing Research Services. These expenses increased 54.6% to $9.7 million in 1998 from $6.3 million in 1997. The increase in this period was attributable to increased costs for producing conferences and other direct products, and for increases in research staffing. Gross margin increased to 55.6% in 1999 from 34.4% in 1998 and increased to 34.4% in 1998 from 26.4% in 1997 because the growth in Jupiter's client base and new business exceeded the growth in the cost of providing Jupiter's research services and conferences.

     Sales and Marketing. Sales and marketing expenses increased 258.8% to $11.4 million in 1999 from $3.2 million in 1998. The increase in this period was primarily attributable to an increased number of sales personnel and the corresponding commission costs associated with increased revenues, as well as increased promotional costs for Jupiter Research Services products. Sales and marketing expenses increased 103.7% to $3.2 million in 1998 from $1.6 million in 1997. The expense increase in this period was primarily attributable to increased personnel in the marketing area to support an increased direct mail effort. As a percentage of total revenues, these expenses increased to 29.9% in 1999 from 21.5% in 1998 and increased to 21.5% in 1998 from 18.3% in 1997.

     General and Administrative. General and administrative expenses increased 159.2% to $10.1 million in 1999 from $3.9 million in 1998. This increase was primarily attributable to significantly increased personnel in the information technology, finance, human resource and operations areas, as well as increased costs associated with basic office operations, including rent and telecommunications, higher costs for professional fees and increased travel costs. General and administrative expenses increased 36.5% to $3.9 million in 1998 from $2.9 million in 1997. The expense increase in this period was primarily attributable to increased staffing for the finance, human resources and operations areas. As a percentage of total revenues, these expenses increased to 26.5% in 1999 from 26.4% in 1998 due to revenues increasing at a slightly slower rate and decreased to 26.4% in 1998 from 33.6% in 1997 due to revenues increasing at a greater rate.

     Depreciation and Amortization. Depreciation and amortization expense increased 562.2% to $1.3 million in 1999 from $193,000 in 1998. This increase was primarily caused by increased investment in capital assets, such as leasehold improvements and IT infrastructure, as well as by amortization of goodwill related to acquisitions in Sweden and Australia, the acquisition of 45% of the Plug-In conference from Jupiter's conference partners and deferred compensation costs. Depreciation and amortization expense increased 93.0% to $193,000 in 1998 from $100,000 in 1997 due to higher spending on leasehold improvements and IT infrastructure.

     Interest Income. Interest income increased to $743,000 in 1999 from $54,000 in 1998. This increase was caused by the investment of the net proceeds from Jupiter's initial public offering, all of which were invested in short-term, highly liquid investment-grade securities. Interest income increased 217.6% to $54,000 in 1998 from $17,000 in 1997 due to higher average cash balances maintained by Jupiter in various bank accounts.

INCOME TAXES

     No provision or benefit for federal or state income taxes has been recorded for the net operating losses Jupiter incurred in the years ended December 31, 1997 and 1998. In addition, no net operating losses incurred in 1999 prior to the closing of Jupiter's initial public offering will be recorded on Jupiter's federal or state tax returns because Jupiter was a limited liability company for tax purposes during these periods and all taxable losses were allocated to the members for reporting on their income tax returns. For the period subsequent to Jupiter's initial public offering, Jupiter has recorded a tax benefit of $202,000, after reflecting a valuation allowance to reduce the deferred tax assets due to its history of operating losses and the uncertainty regarding whether the deferred tax benefit will be realized.

UNAUDITED QUARTERLY RESULTS OF OPERATIONS DATA

     The following tables set forth unaudited quarterly statement of operations data for each of the eight quarters in the two year period ended June 30, 2000 and such data expressed as a percentage of total revenues. Jupiter believes that it has prepared these data on the same basis as its audited financial statements contained in this joint proxy statement/prospectus beginning on page F-1, and has included all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of Jupiter's results of operations for these interim periods. You should read these interim financial data together with Jupiter's audited financial statements and the notes to those statements contained in this joint proxy statement/prospectus beginning on page F-1. Jupiter's historical results of operations do not necessarily indicate the results of operations Jupiter will achieve in the future, and Jupiter's results of operations for interim periods do not necessarily indicate the results of operations for any future period. Jupiter's results of operations may fluctuate significantly in the future as a result of a variety of factors, many of which are beyond Jupiter's control. Please see "Risks Relating to Jupiter -- Jupiter's operating results may fluctuate in future periods" on page 28.

                                                                      THREE MONTHS ENDED
                                        ------------------------------------------------------------------------------
                                        SEP 30,   DEC 31,   MAR 31,   JUN 30,   SEP 30,   DEC 31,   MAR 31,   JUNE 30,
                                         1998      1998      1999      1999      1999      1999      2000       2000
                                        -------   -------   -------   -------   -------   -------   -------   --------
                                                                       (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Research Services...................  $1,757    $2,431    $3,447    $4,719    $ 6,385   $ 8,583   $11,233   $13,565
  Conferences.........................   2,354       557     1,724     2,829      5,340     1,377     5,118    10,305
  Other...............................   1,012       730       845       827        921     1,088       809     1,854
                                        ------    ------    ------    ------    -------   -------   -------   -------
Total revenues........................   5,123     3,718     6,016     8,375     12,646    11,048    17,160    25,724
Cost of services and fulfillment......   3,127     2,267     2,955     3,899      5,520     4,524     6,664     9,187
                                        ------    ------    ------    ------    -------   -------   -------   -------
Gross profit..........................   1,996     1,451     3,061     4,476      7,126     6,524    10,496    16,537
Other operating expenses:
  Sales and marketing.................     842     1,018     1,750     2,258      3,134     4,242     5,209     6,027
  General and administrative..........   1,084       992     1,511     1,840      2,963     3,788     5,180     8,311
  Depreciation and administration.....      48        48       124       193        266       695       881     2,390
                                        ------    ------    ------    ------    -------   -------   -------   -------
Total other operating expenses........   1,974     2,058     3,385     4,291      6,363     8,725    11,270    16,728
                                        ------    ------    ------    ------    -------   -------   -------   -------
Interest income.......................       2        46         3         6         26       708       909       704
Gain on sale of investments...........      --        --        --        --         --        --     5,895        37
                                        ======    ======    ======    ======    =======   =======   =======   =======
Income (loss) before income taxes.....      24      (561)     (321)      191        789    (1,493)    6,029       550
Income tax benefit (expense)..........      --        --        --        --         --       202    (2,835)     (778)
                                        ------    ------    ------    ------    -------   -------   -------   -------
Net income (loss).....................  $   24    $ (561)   $ (321)   $  191    $   789   $(1,291)  $ 3,194   $  (228)
                                        ======    ======    ======    ======    =======   =======   =======   =======

                                                                         THREE MONTHS ENDED
                                           ------------------------------------------------------------------------------
                                           SEP 30,   DEC 31,   MAR 31,   JUN 30,   SEP 30,   DEC 31,   MAR 31,   JUNE 30,
                                            1998      1998      1999      1999      1998      1999      2000       2000
                                           -------   -------   -------   -------   -------   -------   -------   --------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Research Services......................    34.3%     65.4%     57.3%     56.3%     50.5%     77.7%     65.5%     52.7%
  Conferences............................    45.9      15.0      28.7      33.8      42.2      12.5      29.8      40.1
  Other..................................    19.8      19.6      14.0       9.9       7.3       9.8       4.7       7.2
                                            -----     -----     -----     -----     -----     -----     -----     -----
Total revenues...........................   100.0     100.0     100.0     100.0     100.0     100.0     100.0     100.0
Cost of services and fulfillment.........    61.0      61.0      49.1      46.6      43.7      40.9      38.8      35.7
                                            -----     -----     -----     -----     -----     -----     -----     -----
Gross profit.............................    39.0      39.0      50.9      53.4      56.3      59.1      61.2      64.3
Other operating expenses:
  Sales and marketing....................    16.4      27.4      29.1      27.0      24.8      38.4      30.4      23.4
  General and administrative.............    21.2      26.7      25.1      22.0      23.4      34.3      30.2      32.3
  Depreciation and amortization..........     0.9       1.3       2.1       2.3       2.1       6.3       5.1       9.3
                                            -----     -----     -----     -----     -----     -----     -----     -----
Total other operating expenses...........    38.5      55.4      56.3      51.2      50.3      79.0      65.7      65.0
                                            -----     -----     -----     -----     -----     -----     -----     -----
Interest income..........................      --       1.2        --       0.1       0.2       6.4       5.3       2.7
Gain on sale of investments..............      --        --        --        --        --        --      34.3       0.1
                                            -----     -----     -----     -----     -----     -----     -----     -----
Income (loss) before income taxes........     0.5     (15.1)     (5.3)      2.3       6.2     (13.5)     35.1       2.1
Income tax benefit (expense).............      --        --        --        --        --       1.8     (16.5)     (3.0)
                                            -----     -----     -----     -----     -----     -----     -----     -----
Net income (loss)........................     0.5%    (15.1)%    (5.3)%     2.3%      6.2%    (11.7)%    18.6%     (0.9)%
                                            =====     =====     =====     =====     =====     =====     =====     =====

LIQUIDITY AND CAPITAL RESOURCES, QUARTERS ENDED JUNE 30, 2000 AND 1999

     Since inception, Jupiter has financed its operations primarily through private placements of equity securities and the sale of common stock in its initial public offering. Net cash provided by operating activities increased to $9.3 million for the six months ended June 30, 2000 from $3.2 million for the six months ended June 30, 1999, due principally to an increased level of business activity.

     Net cash used in investing activities increased to $40.5 million for the six months ended June 30, 2000 from $2.3 million for the six months ended June 30, 1999 due principally to Jupiter's acquisition of Net Market Makers, investments in other private entities and investments made in investment-grade securities. In addition, Jupiter increased capital expenditures for leasehold improvements, other computer hardware and capitalizable software.

     Net cash used in financing activities increased to $1.1 million for the six months ended June 30, 2000 versus net cash used in financing activities of $375,000 for the six months ended June 30, 1999. The increase was due to the early repayment of one promissory note in its entirety and early repayment of a portion of a second promissory note, partially offset by proceeds from the issuance of shares under Jupiter's Employee Stock Purchase Plan.

     As of June 30, 2000, Jupiter had $24.9 million in cash and cash equivalents, and $18.8 million invested in highly liquid investment-grade securities. As of June 30, 2000 $26.3 million of the $62.4 million in net proceeds from Jupiter's initial public offering have been utilized in the acquisition of Internet Research Group and other corporate investments.

     Jupiter expects to spend approximately $14.0 million in 2000 on technology, including computer system enhancements, leasehold improvements, expansion of operations and telecommunications upgrades. Jupiter anticipates that it will continue to increase its capital expenditures and lease commitments consistent with its anticipated growth in operations, infrastructure and personnel. In addition, Jupiter anticipates that it will continue to evaluate investments in other businesses, and continue to expand its sales and marketing programs and conduct more aggressive brand promotions, any of which could reduce its liquidity. Jupiter also anticipates that it will continue to experience growth in its operating expenses to support its revenue growth, including the introduction of new Research Services.

LIQUIDITY AND CAPITAL RESOURCES, YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997

     Since inception, Jupiter has financed its operations primarily through private placements of equity securities and the sale of common stock in its initial public offering. Net cash provided by operating activities increased to $7.6 million for the year ended December 31, 1999 versus net cash used in operating activities of $557,000 for the year ended December 31, 1998, due principally to an increased level of business activity.

     Net cash used in investing activities increased to $13.6 million for the year ended December 31, 1999 from $838,000 for the year ended December 31, 1998 due to investments made in investment-grade securities. In addition, Jupiter increased capital expenditures for leasehold improvements, other computer hardware and capitalizable software.

     Net cash provided by financing activities increased to $63.0 million for the year ended December 31, 1999 versus net cash used in financing activities of $3,000 for the year ended December 31, 1998. The increase was due to the successful completion of Jupiter's initial public offering, which resulted in net proceeds to Jupiter of $62.4 million, as well as to proceeds received from the exercise of unit options.

     As of December 31, 1999, Jupiter had $57.2 million in cash and cash equivalents and $8.9 million invested in highly liquid investment-grade securities. Jupiter has a $3.0 million committed line of credit, secured by substantially all of its assets, under which there were no outstanding balances as of December 31, 1999. As of December 31, 1999 none of the $62.4 million in net proceeds from Jupiter's initial public offering had been utilized.

     Jupiter expects to spend approximately $14.0 million in 2000 on technology, including computer system enhancements, leasehold improvements, expansion of operations and telecommunications upgrades. Jupiter anticipates that it will continue to increase its capital expenditures and lease commitments consistent with its anticipated growth in operations, infrastructure and personnel. In addition, Jupiter anticipate that it will continue to evaluate investments in other businesses, and continue to expand its sales and marketing programs and conduct more aggressive brand promotions, any of which could reduce its liquidity. Jupiter also anticipates that it will continue to experience growth in its operating expenses to support its revenue growth, including the introduction of new Research Services.

     Jupiter believes that its available funds will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

     Jupiter's financial exposure due to the effects of fluctuations in foreign currency rates is not material.

RECENT ACCOUNTING PRONOUNCEMENTS

     Jupiter continually assesses the effects of recently issued accounting standards. The impact of all recently adopted and issued accounting standards has been disclosed in Jupiter's audited financial statements and the notes to those statements in this joint proxy statement/prospectus.

EFFECTS OF INFLATION

     Due to relatively low levels of inflation in 1998, 1999 and the six months ended June 30, 2000, inflation has not had a significant impact on Jupiter's results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Currency Rate Fluctuation. Jupiter's results of operations, financial position and cash flows are not materially affected by changes in the relative values of non-U.S. currencies to the U.S. dollar. Jupiter does not use derivative financial instruments to limit its foreign currency risk exposure.

     Market Risk. Jupiter's accounts receivable are subject, in the normal course of business, to collection risks. Jupiter regularly assesses these risks and have established policies and business practices to protect against the adverse effects of collection risks. As a result, Jupiter does not anticipate any material losses in this area.

     Interest Rate and Credit Risks. Jupiter's exposure to market risk for changes in the interest rates relates primarily to its investment portfolio. Jupiter has not used derivative financial instruments in its investment portfolio. Jupiter invests its excess cash in debt instruments of the U.S. Government and its agencies and in high-quality corporate issuers and, by policy, limits the amount of credit exposure to any one issuer. Jupiter protects and preserves its invested funds by limiting default, market and reinvestment risk.

     Investments in both fixed rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, Jupiter's future investment income may fall short of expectations due to changes in interest rates or Jupiter may suffer losses in principal if forced to sell securities which have declined in market value due to changes in interest rates.

                        COMPARISON OF STOCKHOLDER RIGHTS

General

     After the merger, stockholders of Jupiter will become stockholders of Media Metrix. Their rights will then be governed by Media Metrix' charter and bylaws. Presently, Jupiter stockholders' rights are governed by Jupiter's charter and bylaws. Both companies are incorporated in Delaware, so the Delaware General Corporation Law will continue to govern the rights of former Jupiter stockholders after the merger. Except for the proposals set forth in this joint proxy statement/prospectus, the provisions of the Media Metrix charter after the merger will be identical to those of the current Media Metrix charter. The following summary discusses differences between the Jupiter charter and bylaws and the Media Metrix charter and bylaws. This summary is not a complete statement of all differences between rights of the holders of Media Metrix common stock and Jupiter common stock and is qualified by the full text of each document and the Delaware General Corporation Law. For information as to how to get those documents, please see "Where You Can Find More Information" on page 123.

Number of Directors

     The Media Metrix bylaws provide that the number of directors will not be less than one. The Media Metrix charter provides that the board of directors shall consist of six directors but the number of directors may be increased by resolution of the board of directors adopted by the affirmative vote of a majority of the continuing directors. After the merger, the board of directors will consist of nine directors, of which five will be Media Metrix designees and four will be Jupiter designees. Please see "The Merger -- Board of Directors and Executive Officers of Jupiter Media Metrix After the Merger" at page 58 for more details about the composition of the board of directors of Media Metrix following the merger.

     Jupiter's charter provides that the Jupiter board of directors will consist of not less than three directors and not more than fifteen directors. The Jupiter board of directors currently consists of five directors. The number of directors is determined by resolution of the Jupiter board of directors adopted by a majority of the directors present at a meeting where a quorum is present or by a plurality vote of the stockholders at the annual meeting.

Removal of Directors

     The Media Metrix bylaws provide that stockholders may remove any director from office only for cause and by the affirmative vote of the holders of a majority of the issued and outstanding shares of Media Metrix common stock entitled to vote at a duly called annual or special meeting.

     The Jupiter charter provides that stockholders may remove any director or the entire board of directors from office only for cause and by the affirmative vote of the holders of 66.67% of the issued and outstanding shares of Jupiter common stock entitled to vote.

Special Meetings

     The Media Metrix charter provides that special meetings of stockholders can be called only by the Chairman of the Board or by the Secretary of Media Metrix when a majority of the board of directors requests in writing a special meeting. If the Secretary calls the meeting, he or she must do so within 10 days after receipt of the written request.

     The Jupiter bylaws provide that a special meeting of the stockholders can be called by the Chairman of the Board of Directors or the President and must be called by the Chairman of the Board, the President or the Secretary at the request in writing of two-thirds of the board of directors.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

     Media Metrix has no provision in its charter providing for advance notice of a stockholder proposal or of a nomination of a person for election to the board of directors.

     However, the SEC's rules, which apply to both Media Metrix and Jupiter, provide that any stockholder proposal submitted for inclusion in the proxy statement for an annual meeting must be submitted not less than 120 days before the anniversary of the date of the company's proxy statement released to stockholders in connection with the previous year's annual meeting. The rules also provide various methods by which a stockholder must prove his or her eligibility to submit a proposal and what additional information must be submitted to the company for inclusion in the proxy statement.

     In addition to complying with the SEC rules, a Jupiter stockholder must also comply with the following notice provisions.

     In the case of an annual meeting of Jupiter stockholders, the Jupiter bylaws require that a stockholder who wishes to nominate a person for election to the board of directors or properly bring business before an annual meeting must deliver a notice to the Secretary of Jupiter on a timely basis and the business proposed must be a proper matter for stockholder action. To be timely, the notice must be delivered to the Secretary at Jupiter's principal executive offices not later than 90 days and not earlier than 120 days prior to the first anniversary of the date of the preceding year's annual meeting. However, if the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder to be timely must be delivered not earlier than 120 days prior to such annual meeting and not later than the close of business on the later of 90 days prior to such annual meeting or 10 days after the public announcement of the date of the meeting.

     In the case of a special meeting of Jupiter stockholders, the Jupiter bylaws indicate that any stockholder entitled to vote in the election of the directors may nominate a person for election. A stockholder wishing to nominate a person at a special meeting must deliver a notice to the Secretary of Jupiter on a timely basis. To be timely, the notice must be received at Jupiter's principal executive offices not earlier than 120 days prior to such special meeting and not later than the later of 90 days prior to such special meeting or 10 days after the public announcement of the date of the special meeting.

     In either case, the Jupiter bylaws require that the notice include the following:

     - the name and address of the nominating stockholder;

     - the class and number of shares of Jupiter common stock beneficially owned by such stockholder;

     - a representation that the stockholder intends to appear in person or by proxy at the annual or special meeting; and

     - a representation that the stockholder or the beneficial owner intends or is part of a group which intends to deliver a proxy statement or otherwise solicit proxies in support of its nomination or proposal; and

if the stockholder is nominating a person for election to the board of directors, the nominating stockholder must provide:

     - the written consent of the nominee to serve as a director, if elected;

     - the nominee's name, age, business and residence addresses and principal occupation or employment; and

     - the class and number of shares of Jupiter common stock beneficially owned by the nominee; and

if the stockholder submits a proposal, he or she must provide:

     - the text of the proposal or business including the text of any resolutions proposed for consideration and in the event that such business included a proposal to amend the bylaws of Jupiter, the language of the proposed amendment;

     - a statement regarding the reasons for conducting such business at the meeting and any material interest in such business of such stockholder; and

     - a statement as to the beneficial owner, if any, on whose behalf the proposal is made.

Amendment of Charter

     Under Delaware law, the charter of a Delaware corporation may be amended by approval of the board of directors of the company and the affirmative vote of the holders of a majority of the outstanding shares entitled to vote for the amendment, unless a higher vote is required by the corporation's charter.

     Media Metrix' charter provides that, in addition to the approval required under Delaware law, an amendment or repeal of any provision relating to the classified board of directors or the removal of directors will require the affirmative vote of either:

     - a majority of the continuing directors; or

     - the affirmative vote of holders of:

      - 80% of the outstanding shares of capital stock entitled to vote; and

      - if an interested stockholder is proposing the amendment, 66.67% of the outstanding shares of capital stock entitled to vote which are not beneficially owned by the interested stockholder.

     Jupiter's charter provides that the provisions of the charter which relate to directors, stockholder meetings, limitation of directors' liability, indemnification and amendment of the charter may not be repealed, altered, amended or rescinded unless the action is approved by the affirmative vote of 66.67% of the outstanding shares of capital stock of Jupiter entitled to vote generally in the election of directors.

Amendment of Bylaws

     Generally, Media Metrix' bylaws may be altered, amended or repealed by a majority of directors then constituting the board of directors of Media Metrix at regular or special meetings of the board of directors. The provisions in the bylaws relating to special meetings of stockholders, the number, election and term of directors, director vacancies, additional directors and removal of directors from office, and amendment to the bylaws, may not, however, by repealed or amended, and no provision inconsistent with these provisions may be adopted by the stockholders unless such action is approved by either:

     - a majority of the continuing directors; or

     - the affirmative vote of the holders of:

      - 80% of the outstanding shares of capital stock entitled to vote; and

      - if an interested stockholder is proposing the amendment, 66.67% of the outstanding shares of capital stock entitled to vote which are not beneficially owned by the interested stockholder.

     Following the merger, the bylaws of Jupiter Media Metrix will provide that any vacancy in a Media Metrix-appointed director's board seat must be filled by a person nominated by the remaining Media Metrix-appointed directors, and any vacancy in a Jupiter-appointed director's board seat must be filled by a person nominated by the remaining Jupiter-appointed directors. This bylaw may be amended to change this system of appointing replacement directors, but only by a vote of 66 2/3% of the entire board of directors or by the stockholders of Jupiter Media Metrix.

     The Jupiter bylaws may be repealed, altered, amended or rescinded by the stockholders of Jupiter by vote of not less than 66.67% of the outstanding shares of capital stock of Jupiter entitled to vote generally in the election of directors. Additionally, the board of directors of Jupiter may repeal, alter, amend or rescind the Jupiter bylaws by a vote of 66.67% of the board of directors.

                      WHERE YOU CAN FIND MORE INFORMATION

     Media Metrix has filed a registration statement on Form S-4 to register with the SEC the Media Metrix common stock to be issued to Jupiter stockholders in the merger. This joint proxy statement/ prospectus is a part of that registration statement and constitutes a prospectus of Media Metrix in addition to being a joint proxy statement of both Media Metrix and Jupiter for their respective special stockholders meetings. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

     In addition, Media Metrix and Jupiter file reports, proxy statements and other information with the SEC under the Exchange Act. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the following locations of the SEC:

Public Reference Room   New York Regional Office  Chicago Regional Office
450 Fifth Street, N.W.  7 World Trade Center      Citicorp Center
Room 1024               Suite 1300                500 West Madison Street
Washington, D.C. 20549  New York, New York 10048  Suite 1400
                                                  Chicago, Illinois 60661-2511

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet World Wide Web site that contains reports, proxy statements and other information about issuers, including Media Metrix and Jupiter, who file electronically with the SEC. The address of that site is http://www.sec.gov. You can also inspect reports, proxy statements and other information about Media Metrix and Jupiter at the offices of the National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C. 2006.

     The SEC allows Media Metrix to "incorporate by reference" information into this joint proxy statement/prospectus. This means that Media Metrix can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus.

     This joint proxy statement/prospectus incorporates by reference the documents listed below that Media Metrix has previously filed with the SEC. They contain important information about Media Metrix and its financial condition. Some of these filings have been amended by later filings, which are also listed.

Media Metrix SEC Filings

     - Registration Statement on Form 8-A, dated May 3, 1999

     - Annual Report on Form 10-K for the fiscal year ended December 31, 1999

     - Current Report on Form 8-K, dated March 20, 2000

     - Quarterly Report on Form 10-Q for the period ended March 31, 2000

     - Definitive Proxy Statement on Schedule 14A, dated April 13, 2000

     - Current Report on Form 8-K, dated June 27, 2000

     - Quarterly Report on Form 10-Q for the period ended June 30, 2000

     We incorporate by reference any additional documents that Media Metrix may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the date of the Media Metrix special stockholders meeting. These documents include periodic reports, including Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     You can obtain any of the documents incorporated by reference in this joint proxy statement/ prospectus from the SEC through the SEC's web site at the address provided above. Documents incorporated by reference are also available from Media Metrix without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. You can obtain these documents by requesting them in writing or by telephone from Media Metrix at the following address:

                               Media Metrix, Inc.
                             250 Park Avenue South
                            New York, New York 10003
                         Attention: Investor Relations
                         Telephone No.: (212) 515-8700

Jupiter SEC Filings

     Jupiter will send you copies of documents it has filed with the SEC, excluding exhibits, without charge. You may contact Jupiter at:

                          Jupiter Communications, Inc.
                                  627 Broadway
                            New York, New York 10012
                         Attention: Investor Relations
                         Telephone No.: (212) 780-6060

     If you would like to request documents from either company, please do so by September 13, 2000 in order to receive them before your company's special stockholders meeting. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

     We have not authorized anyone to give any information or make any representation about the merger of our companies that differs from, or adds to, the information in this joint proxy statement/prospectus or in our documents that are publicly filed with the SEC. Therefore, if anyone does give you different or additional information, you should not rely on it.

     If you are in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers of exchange or to buy, the securities offered by this joint proxy statement/prospectus or to ask for proxies, or if you are a person to whom it is unlawful to direct these activities, then the offer presented by this joint proxy statement/prospectus does not extend to you.

     The information contained in this joint proxy statement/prospectus speaks only as of its date unless the information specifically indicates that another date applies. Information about Media Metrix has been supplied by Media Metrix, and information about Jupiter has been supplied by Jupiter.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited the Media Metrix consolidated financial statements and schedule included in the Media Metrix Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this joint proxy statement/prospectus and elsewhere in the registration statement. Media Metrix' financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     Ernst & Young LLP, independent auditors, also have audited the financial statements of AdRelevance, Inc. at December 31, 1998 and for the period from October 12, 1998 (the date of AdRelevance's inception) to December 31, 1998 as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about AdRelevance's ability to continue as a going concern as described in Note 1 to the financial statements). We have included AdRelevance's financial statements in this joint proxy statement/prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     The consolidated financial statements of Jupiter and its subsidiaries as of December 31, 1999 and 1998, and for each of the years in the three year period ended December 31, 1999, included in this joint proxy statement/prospectus have been so included in reliance on the report of KPMG, LLP, independent accountants, appearing elsewhere herein, upon their authority as experts in auditing and accounting.

     The financial statements of Internet Research Group as of December 31, 1998 and 1999, and for the years then ended, included in this joint proxy statement/prospectus have been so included in reliance on the report of KPMG, LLP, independent accountants, appearing elsewhere herein, upon their authority as experts in auditing and accounting.

     The financial statements of Net Market Makers as of December 31, 1999 and for the year then ended, included in this joint proxy statement/prospectus have been so included in reliance on the report of KPMG, LLP, independent accountants, appearing elsewhere herein, upon their authority as experts in auditing and accounting.

                                 LEGAL MATTERS

     Certain legal matters relating to the validity of the shares of Media Metrix common stock offered by this joint proxy statement/prospectus will be passed upon by Media Metrix' counsel, Fried, Frank, Harris, Shriver & Jacobson (a partnership which includes professional corporations). Certain federal income tax matters relating to the merger will be passed upon for Media Metrix by its counsel, Fried, Frank, Harris, Shriver & Jacobson, and for Jupiter by its counsel, Brobeck, Phleger & Harrison LLP.

                   STOCKHOLDER PROPOSALS FOR ANNUAL MEETINGS

     As described in Media Metrix' proxy statement on Schedule 14A relating to its 2000 annual meeting of stockholders, any proposals that stockholders of Media Metrix wish to be considered for inclusion in the proxy statement for its 2001 annual meeting of stockholders must be received by Media Metrix at its principal executive offices no later than December 22, 2000. Any stockholder proposals included in Media Metrix' proxy solicitation materials for its 2001 annual meeting or otherwise to be considered at the meeting will be subject to the requirements of the Media Metrix bylaws and the proxy rules promulgated under the Exchange Act.

     If the merger agreement is terminated, Jupiter will hold its 2001 annual meeting of stockholders in accordance with its bylaws. As described in Jupiter's proxy statement on Schedule 14A relating to its 2000 annual meeting of stockholders, in order for a proposal of stockholders of Jupiter to be considered for inclusion in the proxy statement for its 2001 annual meeting, the proposal must be received by Jupiter at its principal executive offices no later than February 16, 2001. In addition, the proxy solicited by Jupiter's board of directors for the annual meeting of stockholders to be held in 2001 will confer discretionary authority to vote on any stockholder proposal presented at that meeting unless Jupiter receives notice of such proposal on or before March 18, 2001.

                       CONSOLIDATED FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
JUPITER COMMUNICATIONS, INC.
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets as of December 31, 1998, 1999
  and June 30, 2000 (unaudited).............................   F-3
Consolidated Statement of Operations for the years ended
  December 31, 1997, 1998, 1999 and for the six months ended
  June 30, 1999 and 2000 (unaudited)........................   F-4
Consolidated Statements of Stockholders Equity/Members
  Deficiency for the years ended December 31, 1997, 1998,
  1999 and for the six months ended June 30, 2000
  (unaudited)...............................................   F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998, 1999 and for the six months ended
  June 30, 1999 and 2000 (unaudited)........................   F-6
Notes to Consolidated Financial Statements..................   F-7
INTERNET RESEARCH GROUP
Independent Auditors' Report................................  F-21
Balance Sheets as of December 31, 1998 and 1999.............  F-22
Statements of Operations for the years ended December 31,
  1998 and 1999.............................................  F-23
Statements of Shareholders' Equity for the years ended
  December 31, 1998 and 1999................................  F-24
Statements of Cash Flows for the years ended December 31,
  1998 and 1999.............................................  F-25
Notes to Financial Statements...............................  F-26
NET MARKET MAKERS
Independent Auditors' Report................................  F-31
Balance Sheets as of December 31, 1999 and March 31, 2000
  (unaudited)...............................................  F-32
Statements of Operations for the year ended December 31,
  1999 and for the three months ended March 31, 1999 and
  2000 (unaudited)..........................................  F-33
Statements of Shareholders' Equity for the year ended
  December 31, 1999 and for the three months ended March 31,
  2000 (unaudited)..........................................  F-34
Statements of Cash Flows for the year ended December 31,
  1999 and for the three months ended March 31, 1999 and
  2000 (unaudited)..........................................  F-35
Notes to Financial Statements...............................  F-36
ADRELEVANCE, INC.
Report of Independent Auditors..............................  F-40
Balance Sheets as of December 31, 1998 and September 30,
  1999 (unaudited)..........................................  F-41
Statements of Operations for the period from October 12,
  1998 (inception) to December 31, 1998 and the nine months
  ended September 30, 1999 (unaudited)......................  F-42
Statements of Shareholders' Equity (Deficit) for the period
  from October 12, 1998 (inception) to December 31, 1998 and the nine months ended September 30, 1999 (unaudited)......  F-43
Statements of Cash Flows for the period from October 12,
  1998 (inception) to December 31, 1998 and the nine months
  ended September 30, 1999 (unaudited)......................  F-44
Notes to Financial Statements...............................  F-45

                          JUPITER COMMUNICATIONS, INC.

                              FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Jupiter Communications, Inc.

     We have audited the accompanying consolidated balance sheets of Jupiter Communications Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity/members' deficiency and cash flows for each of the years in the three-year period ended December 31, 1999. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jupiter Communications Inc. and subsidiaries, as of December 31, 1999 and 1998, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

                                          /s/ KPMG LLP

New York, New York
February 7, 2000

                          JUPITER COMMUNICATIONS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                     DECEMBER 31,    DECEMBER 31,      JUNE 30,
                                                         1998            1999            2000
                                                     ------------    ------------    ------------
                                                                                     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents........................  $   216,144     $57,222,154     $ 24,852,938
  Short-term investments...........................           --       8,852,937       18,803,680
  Accounts receivable, less allowance for doubtful
     accounts of $37,915, $113,392 and $571,903 in
     1998, 1999 and 2000, respectively.............    4,579,856      17,849,722       21,890,882
  Marketable securities............................           --              --        1,302,347
  Prepaid expenses and other current assets........      797,168       3,156,851        5,117,373
                                                     -----------     -----------     ------------
     Total current assets..........................    5,593,168      87,081,664       71,967,220
Property and equipment, net........................    1,071,432       5,131,095        9,602,445
Goodwill and other intangible assets, net..........       54,791       4,526,071       52,753,765
Other assets.......................................      147,630         440,744        7,928,199
                                                     -----------     -----------     ------------
     Total assets..................................  $ 6,867,021     $97,179,574     $142,251,629
                                                     ===========     ===========     ============
LIABILITIES AND STOCKHOLDERS' EQUITY/MEMBERS
  DEFICIENCY
Current liabilities:
  Accounts payable.................................  $ 1,241,618     $ 2,764,013     $  4,371,630
  Accrued expenses.................................      208,843       1,178,619        6,258,617
  Accrued compensation.............................      841,624       2,515,680        2,432,604
  Convertible note payable.........................           --              --        1,123,466
  Deferred revenue.................................    6,677,233      25,594,018       34,652,218
                                                     -----------     -----------     ------------
     Total current liabilities.....................    8,969,318      32,052,330       48,838,535
Deferred rent......................................       26,477         129,716          847,229
Convertible notes payable..........................           --       3,500,000               --
Common stock, $0.001 par value: 100,000,000 shares
  authorized, 14,499,573 and 15,561,752 shares
  issued and outstanding at December 31, 1999 and
  June 30, 2000, respectively......................           --          14,500           15,561
                                                       3,506,265      63,212,533       93,659,241
Additional paid-in capital.........................
Deferred compensation..............................           --        (504,819)        (432,700)
Retained earnings (accumulated deficit)............   (5,635,039)     (1,290,623)       1,675,384
Accumulated other comprehensive income(loss).......           --          65,937       (2,351,621)
                                                     -----------     -----------
     Total stockholders' equity/members'
       deficiency..................................   (2,128,774)     61,497,528       92,565,865
Commitments and contingencies......................           --              --               --
                                                     -----------     -----------     ------------
     Total liabilities and stockholders'
       equity/members' deficiency..................  $ 6,867,021     $97,179,574     $142,251,629
                                                     ===========     ===========     ============

          See accompanying notes to consolidated financial statements.

                          JUPITER COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                          YEAR ENDED DECEMBER 31,           SIX MONTHS ENDED JUNE 30,
                                  ---------------------------------------   -------------------------
                                     1997          1998          1999          1999          2000
                                  -----------   -----------   -----------   -----------   -----------
                                                                                   (UNAUDITED)
Revenues:
  Research Services.............  $ 1,850,154   $ 6,183,188   $23,133,867   $ 8,166,289   $24,798,563
  Conferences...................    3,426,079     4,889,703    11,269,950     4,552,796    15,422,791
  Other.........................    3,228,919     3,674,934     3,680,468     1,672,178     2,662,772
                                  -----------   -----------   -----------   -----------   -----------
     Total revenues.............    8,505,152    14,747,825    38,084,285    14,391,263    42,884,126
Cost of services and
  fulfillment...................    6,259,433     9,675,838    16,897,660     6,853,869    15,851,305
                                  -----------   -----------   -----------   -----------   -----------
       Gross profit.............    2,245,719     5,071,987    21,186,625     7,537,394    27,032,821
Other operating expenses:
  Sales and marketing...........    1,557,676     3,173,368    11,383,673     4,008,079    11,236,301
  General and administrative
     expenses...................    2,855,589     3,897,096    10,100,267     3,351,368    13,491,322
  Depreciation and
     amortization...............       99,751       193,410     1,278,241       316,987     3,271,199
                                  -----------   -----------   -----------   -----------   -----------
     Total other operating
       expenses.................    4,513,016     7,263,874    22,762,181     7,676,434    27,998,822
Interest income.................       17,000        54,506       743,484         8,545     1,613,501
Gain on sale of investments.....           --            --            --            --     5,932,101
                                  -----------   -----------   -----------   -----------   -----------
Income (loss) before income
  taxes.........................   (2,250,297)   (2,137,381)     (832,072)     (130,495)    6,579,601
Income tax benefit (expense)....           --            --       202,000            --    (3,613,594)
                                  -----------   -----------   -----------   -----------   -----------
     Net income (loss)..........  $(2,250,297)  $(2,137,381)  $  (630,072)  $  (130,495)  $ 2,966,007
                                  ===========   ===========   ===========   ===========   ===========
Pro forma basic net income
  (loss) per common share.......                $     (0.21)  $     (0.05)  $     (0.01)  $      0.20
                                                ===========   ===========   ===========   ===========
Pro forma diluted net income
  (loss) per common share.......                $     (0.21)  $     (0.05)  $     (0.01)  $      0.18
                                                ===========   ===========   ===========   ===========
Pro forma basic weighted average
  common shares outstanding.....                 10,318,359    11,564,816    10,454,736    15,005,993
                                                ===========   ===========   ===========   ===========
Pro forma diluted weighted
  average common shares
  outstanding...................                 10,318,359    11,564,816    10,454,736    16,320,524
                                                ===========   ===========   ===========   ===========

          See accompanying notes to consolidated financial statements.

                          JUPITER COMMUNICATIONS, INC.

       CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY/MEMBERS' DEFICIENCY
 FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 AND UNAUDITED SIX MONTHS
                              ENDED JUNE 30, 2000

                                      COMMON STOCK                                                  ACCUMULATED        TOTAL
                                   -------------------   ADDITIONAL                                    OTHER       STOCKHOLDERS'
                                     NUMBER      PAR      PAID-IN       DEFERRED     ACCUMULATED   COMPREHENSIVE   EQUITY/MEMBERS
                                   OF SHARES    VALUE     CAPITAL     COMPENSATION     DEFICIT        INCOME         DEFICIENCY
                                   ----------   ------   ----------   ------------   -----------   -------------   --------------
Balance at December 31, 1996.....          --       --      533,051           --     (1,247,361)            --         (714,310)
Contributions made by members....                         2,996,175                                                   2,996,175
Distributions paid to members....                           (22,961)                                                    (22,961)
Net loss.........................                                                    (2,250,297)                     (2,250,297)
                                   ----------   ------   ----------     --------     ----------     ----------       ----------
Balance at December 31, 1997.....          --       --    3,506,265           --     (3,497,658)            --            8,607
Net loss.........................                                                    (2,137,381)                     (2,137,381)
                                   ----------   ------   ----------     --------     ----------     ----------       ----------
Balance at December 31, 1998.....          --       --    3,506,265           --     (5,635,039)            --       (2,128,774)
Exercise of member unit
  options........................                           500,000                                                     500,000
Issuance of units on acquisition
  of Intelligence AB.............                           808,300                                                     808,300
Exercise of employee unit
  options........................                            39,500                                                      39,500
Issuance of units on acquisition
  of New Media Holdings PTY
  Ltd............................                           320,000                                                     320,000
Issuance of unit options to
  employees......................                           576,937     (576,937)                                            --
Issuance of common stock on
  conversion from LLC to a "C"
  corporation....................  11,222,327   11,222   (4,985,710)                  4,974,488                              --
Initial public offering proceeds,
  net............................   3,258,750    3,259   62,433,167                                                  62,436,426
Amortization of deferred
  compensation...................                                         72,118                                         72,118
Exercise of stock option plans...      18,496       19       14,074                                                      14,093
Comprehensive loss:
  Net loss.......................                                                      (630,072)                       (630,072)
  Cumulative translation
    adjustment...................                                                                       65,937           65,937
                                                                                                                     ----------
    Total comprehensive loss.....                                                                                      (564,134)
                                   ----------   ------   ----------     --------     ----------     ----------       ----------
Balance at December 31, 1999.....  14,499,573   14,500   63,212,533     (504,819)    (1,290,623)        65,937       61,497,528
                                   ----------   ------   ----------     --------     ----------     ----------       ----------
Exercise of stock option plans
  (unaudited)....................     140,989      141      158,597                                                     158,738
Amortization of deferred
  compensation (unaudited).......                                         72,119                                         72,119
Issuance of shares on
  acquisitions (unaudited).......     855,724      855   29,119,609                                                  29,120,464
Issuance of common stock
  (unaudited)....................      65,466       65    1,168,502                                                   1,168,567
Comprehensive income
  Net income (unaudited).........                                                     2,966,007                       2,966,007
  Unrealized losses on marketable
    securities (unaudited).......                                                                   (2,398,817)      (2,398,817)
  Cumulative translation
    adjustment (unaudited).......                                                                      (18,741)         (18,741)
                                                                                                                     ----------
    Total comprehensive income...                                                                                       548,449
                                   ----------   ------   ----------     --------     ----------     ----------       ----------
Balance at June 30, 2000
  (unaudited)....................  15,561,752   15,561   93,659,241     (432,700)     1,675,384     (2,351,621)      92,565,865
                                   ==========   ======   ==========     ========     ==========     ==========       ==========

          See accompanying notes to consolidated financial statements.

                          JUPITER COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED DECEMBER 31,            SIX MONTHS ENDED JUNE 30,
                                                           ----------------------------------------   --------------------------
                                                              1997          1998           1999          1999           2000
                                                           -----------   -----------   ------------   -----------   ------------
                                                                                                             (UNAUDITED)
Cash flows from operating activities:
  Net loss...............................................  $(2,250,297)  $(2,137,381)  $   (630,072)  $ (130,495)   $  2,966,007
  Adjustments to reconcile net loss to net cash provided
    by (used in) operating activities:
    Equity loss from investment in Methodfive LLC........       35,000        22,230         26,510       26,510              --
    Non-cash gain related to investment in Methodfive
      LLC................................................           --            --             --           --      (5,744,601)
    Depreciation and amortization........................       99,751       193,410      1,278,241      316,987       3,288,373
    Accretion of discount on convertible note payable....           --            --         57,377           --              --
    Provision for allowance for doubtful accounts........       25,483       (13,568)        98,672       (8,981)        219,252
    Amortization of deferred compensation................           --            --             --           --          72,119
    Deferred tax asset...................................           --            --       (202,000)          --              --
    Changes in operating assets and liabilities, net of
      effect of acquisitions:
      Accounts receivable................................     (328,142)   (3,430,058)   (13,379,720)  (3,896,180)     (2,514,312)
      Prepaid expenses and other current assets..........       13,073      (656,106)    (2,329,067)    (955,305)     (1,698,067)
      Other assets.......................................        3,815       (79,589)      (117,624)     (66,841)         70,037
      Accounts payable...................................      397,337        38,040      1,375,400     (429,002)      1,187,900
      Accrued expenses and accrued compensation..........      298,300       606,858      2,594,592      708,072       4,810,608
      Deferred revenue...................................      657,280     4,902,230     18,736,891    7,514,609       5,892,868
      Deferred rent......................................      (13,138)       (3,016)       103,239      146,128         717,513
                                                           -----------   -----------   ------------   ----------    ------------
         Net cash provided by (used in) operating
           activities....................................   (1,061,538)     (556,950)     7,612,439    3,225,502       9,267,697
                                                           -----------   -----------   ------------   ----------    ------------
Cash flows from investing activities:
  Capital expenditures...................................     (206,842)     (838,037)    (4,893,654)  (2,263,121)     (5,262,684)
  Investment in Internet Content Report..................      (25,000)           --             --           --              --
  Repayment of loan, related party.......................           --            --             --                           --
  Investments in marketable securities...................           --            --     (8,852,937)          --              --
  Purchase of investments................................           --            --             --           --     (15,409,704)
  Cash paid in connection with acquisition, net of cash
    acquired.............................................           --            --        103,425           --     (19,811,479)
                                                           -----------   -----------   ------------   ----------    ------------
         Net cash used in investing activities...........     (231,842)     (838,037)   (13,643,166)  (2,263,121)    (40,483,867)
                                                           -----------   -----------   ------------   ----------    ------------
Cash flows from financing activities:
  Issuance of common stock...............................           --            --     62,436,426           --       1,168,503
  Member contributions, net..............................    2,996,175            --             --           --              --
  Exercise of options....................................           --            --        553,592      375,000         158,339
  Distributions paid to members..........................      (22,961)           --             --           --              --
  Repayment of notes payable.............................      (70,000)           --             --           --      (2,460,524)
  Principal payments under capital lease obligation......       (3,447)       (2,919)            --           --              --
                                                           -----------   -----------   ------------   ----------    ------------
         Net cash provided by (used in) financing
           activities....................................    2,899,767        (2,919)    62,990,018      375,000      (1,133,682)
                                                           -----------   -----------   ------------   ----------    ------------
         Increase (decrease) in cash and cash
           equivalents...................................    1,606,387    (1,397,906)    56,959,291    1,337,381     (32,349,852)
                                                           -----------   -----------   ------------   ----------    ------------
Effect of exchange rate changes on cash and cash
  equivalents............................................           --            --         46,719           --         (19,364)
Cash and cash equivalents at beginning of period.........        7,663     1,614,050        216,144      216,144      57,222,154
                                                           -----------   -----------   ------------   ----------    ------------
Cash and cash equivalents at end of period...............  $ 1,614,050   $   216,144   $ 57,222,154   $1,553,525    $ 24,852,938
                                                           ===========   ===========   ============   ==========    ============
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the period for interest...............        8,694        11,855             --           --              --
                                                           ===========   ===========   ============   ==========    ============
SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of intangible asset by issuance of
  convertible notes payable..............................           --            --      3,442,623           --              --
Acquisition of goodwill acquired by issuance of stock....           --            --      1,128,300           --              --
Acquisition of Internet Research Group for stock
  issued.................................................           --            --             --           --      20,399,375
Gain on sale of investment in Methodlive LLC by getting
  shares of Xceed, Inc. .................................           --            --             --           --       5,744,601
Mark-down of investment in Xceed, Inc., based on market
  value, net of deferred tax $2,043,437..................           --            --             --           --       4,442,254
Acquisition of Net Market Makers for stock issued........           --            --             --           --       8,721,090

          See accompanying notes to consolidated financial statements.

                          JUPITER COMMUNICATIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 2000 IS UNAUDITED)

(1) ORGANIZATION

     Jupiter Communications, LLC (the "LLC") was organized on December 1, 1994 as a New York limited liability company. On October 8, 1999, in connection with the completion of our initial public offering, the LLC was merged with and into Jupiter Communications, Inc., a Delaware corporation ("Jupiter" or the "Company"). Jupiter is a new media research firm that provides comprehensive views of industry trends, forecasts and business decisions about the internet economy. The Company's research services encompass Jupiter Research Services, conferences, newsletters, book-length studies, and custom research reports and provide clients and customers with focused research and strategic planning support as they develop interactive products and services.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Principles of Consolidation

     The Company's consolidated financial statements as of and for the year ended December 31, 1999 include the accounts of the Company, the accounts of Intelligence SE AB("Intelligence"), a Swedish research company, from July 31, 1999 (date of acquisition) and the accounts of New Media Holdings PTY, Ltd.("New Media Holdings"), an Australian research company, from October 7, 1999 (date of acquisition). The consolidated financial statements for the prior year periods include only the accounts of Jupiter. All significant inter-company balances and transactions have been eliminated in consolidation.

  (b) Unaudited Interim Financial Information

     The interim financial statements of the Company for the six months ended June 30, 1999 and 2000, included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements.

     In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments consisting only of normal recurring adjustments necessary to present fairly the financial position of the Company as of June 30, 2000, and the results of its operations and cash flows for the six months ended June 30, 1999 and 2000.

  (c) Use of Estimates

     The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

  (d) Currency Translation and Transactions

     The reporting currency for the Company is the United States Dollar (USD). The functional currency for the Company's operations is generally the applicable local currency. Accordingly, the assets and liabilities of the subsidiaries whose functional currency is other than the USD are included in the consolidated financial statements by translating the assets and liabilities into the reporting currency at the exchange rates applicable at the end of the reporting year. The statements of operations and cash flows of

                          JUPITER COMMUNICATIONS, INC.

such non-USD functional currency operations are translated at the average exchange rate for the reporting year. Translation gains or losses are accumulated as a separate component of stockholders' equity/ members' deficiency. Currency transaction gains or losses arising from transactions of the Company in currencies other than the functional currency are included in operations for each reporting period.

  (e) Cash Equivalents

     The Company considers all highly liquid investments with an original maturity of three months or less at the time of acquisition to be cash equivalents. Cash equivalents at December 31, 1999 consist primarily of investments in highly rated debt securities. There were no cash equivalents at December 31, 1998.

  (f) Short-term Investments

     Management determines the appropriate classification of marketable debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. At December 31, 1999, the Company's investment portfolio consisted of marketable debt securities classified as held-to-maturity, as management has both the intent and ability to hold these securities to maturity, and is carried at amortized cost, which approximates fair value. Income relating to these securities is reported as interest income.

  (g) Impairment of Long-Lived Assets

     Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair market value, less costs to sell.

  (h) Property and Equipment

     Property and equipment are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the respective assets, which range from three to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or their estimated useful life. Additions and major improvements are capitalized, whereas the cost of maintenance and repairs is charged to operations as incurred.

  (i) Goodwill and Other Intangible Assets

     Goodwill, resulting from business acquisitions and other intangible assets are being amortized on a straight-line basis over their expected period of benefit ranging from three to five years. Goodwill and other intangible assets are stated net of total accumulated amortization of $95,209 and $451,742 at December 31, 1998 and December 31, 1999, respectively.

  (j) Fair Value of Financial Instruments

     The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and deferred revenues approximated fair value because of the relatively short maturity of these instruments. At December 31, 1999, it was not practicable to estimate the fair value of the convertible notes payable for the acquisition of rights to profits from the Plug-in conference, because there were no quoted market prices.

                          JUPITER COMMUNICATIONS, INC.

  (k) Stock-Based Compensation

     The company accounts for stock based compensation under the intrinsic-value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issues to Employees," and discloses the effect of the difference in applying the fair value based method of accounting on a pro-forma basis, as required by SFAS No. 123 "Accounting for Stock-Based Compensation."

  (l) Pro Forma Basic and Diluted Net Loss per Common Share

     Pro forma basic and dilutive net loss per common share is computed by dividing net loss by the pro forma weighted average number of common shares outstanding for the period. Pro forma weighted average number of common shares gives effect to the Company's reorganization from a limited liability company to a corporation as though the organization had occurred as of January 1, 1998. Pro forma weighted average number of common shares does not include any common stock equivalents because inclusion of common stock equivalents would have been anti-dilutive.

  (m) Revenue and Deferred Revenue Commission Expense Recognition

     Jupiter Research Services revenues are deferred and then reflected proportionally in operations over the term of the service period, which is generally up to one year. Conference revenues are reflected in operations when the conference occurs. Newsletter subscriptions are deferred and then reflected proportionally in operations over the term of the subscription, which is generally up to one year. Book-length studies and custom research are reflected in operations when the product is shipped.

     Deferred revenue is composed of prepaid Jupiter Research Services fees to be earned in the future over the term of the service period, prepaid conference sponsorship/exhibition fees to be earned from conferences held after the balance sheet date, and prepaid newsletter subscriptions to be earned in the future over the term of the subscriptions.

  (n) Cost of Revenues and Commission Expense Recognition

     Cost of revenues is primarily comprised of cost of research analysts, direct costs incurred for conferences, payroll and travel related to Jupiter Research Services product. The Company records prepaid commissions related to Jupiter Research Services upon the signing of the contract and amortizes this corresponding prepaid commission expense over the contract period in which the related revenues are earned and amortized to income.

  (o) Income Taxes

     Prior to October 8, 1999, Jupiter Communications LLC (the "LLC") was treated as a partnership for income tax purposes, and accordingly, income or loss attributed to the LLC's operations was allocated to its members to be reported on their separate income tax returns. Tax net operating losses incurred during this period are not available to offset the Company's future taxable income, if any.

     On October 8, 1999, the LLC was merged with and into the Company, a Delaware corporation, and the surviving entity. Effective on this date, income taxes are accounted for under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The Company recognizes both the current and deferred tax consequences of all transactions that have been recognized in the financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in

                          JUPITER COMMUNICATIONS, INC.

the period that the tax change occurs. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

  (p) Credit Risk

     Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivable. Cash is deposited with high credit quality financial institutions and cash equivalents consist of highly rated debt securities. The Company's customers are concentrated in the United States. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information. To date, such losses have been within management's expectations.

     For each of the years in the three-year period ended December 31, 1999, no customer accounted for more than 10% of revenues generated by the Company, or of accounts receivable at December 31, 1999 and 1998.

  (q) Net Loss per Share

     The Company computes net loss per share in accordance with SFAS No. 128, "Earnings Per Share". Basic net income per share is computed by dividing the net income available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options and warrants, are included in net income per share to the extent such shares are dilutive. Common stock equivalents were not included in loss per share for any periods presented since they are anti-dilutive.

  (r) Recent Accounting Pronouncements

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1") which provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. SOP 98-1 will be effective for the Company's fiscal year ending December 31, 1999. The adoption of SOP 98-1 did not have a material impact on the Company's consolidated financial statements.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" which establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income generally represents all changes in stockholders' equity during the period except those resulting from investments by or distributions to, stockholders. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and requires restatement of earlier periods presented. The adoption of this standard has modified the Company's stockholders' equity and had no impact on the Company's results of operations, financial position or cash flows.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" which establishes standards for the way that a public enterprise reports information about operating segments in annual financial statements, and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes

                          JUPITER COMMUNICATIONS, INC.

standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997, and requires restatement of earlier periods presented. In the initial year of application, comparative information for earlier years must be restated. The Company has no reportable operating segments and adoption of this standard had no impact on the Company's financial statements.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. This statement is not expected to affect the Company as it currently does not engage or plan to engage in derivative instruments or hedging activities.

  (s) Reclassification

     Certain reclassifications have been made in prior years' financial statements to conform to classifications used in the current year.

(3) ACQUISITIONS

  Intelligence SE AB

     On July 31, 1999, Jupiter acquired all of the stock of Intelligence, in exchange for 137,000 Class B (non-voting) units at an aggregate value of $808,300. The total purchase price for this transaction was $868,795, which includes expenses incurred by the Company of $60,495 related to the merger.

     Net liabilities acquired in the transaction were $133,151. The historical carrying amounts of such net liabilities approximated their fair value. The difference between the purchase price and the fair value of the acquired net liabilities of Intelligence was recorded as goodwill in the amount of $1,001,946 and is being amortized on a straight line basis over its estimated useful life of 4 years, the expected period of benefit.

  New Media Holdings PTY, Ltd.

     On October 7, 1999, Jupiter acquired all of the stock of New Media Holdings, in exchange for 20,000 Class B (non-voting) units at an aggregate value of $320,000. The total purchase price for this transaction was $383,244, which includes expenses incurred by the Company of $13,244 related to the merger and a $50,000 note receivable that was outstanding at time of acquisition.

     As there were no assets or liabilities at the time of the acquisition, the purchase price of $383,244 was recorded as goodwill, which is being amortized on a straight-line basis over its estimated useful life of 4 years, the expected period of benefit.

     The following unaudited pro forma consolidated financial information gives effect to the acquisition of Intelligence and New Media Holdings, as if they had occurred as of January 1, 1998, after giving effect to adjustment for amortization of goodwill. The pro forma financial information does not necessarily reflect the consolidated results of operations that would have occurred had the Company, Intelligence and New Media Holdings constituted a single entity during such periods:

                                                                 1998          1999
                                                              -----------   -----------
Revenues....................................................  $14,910,825   $38,672,915
Net loss....................................................   (2,700,679)   (1,371,192)
Net loss per share..........................................        (0.26)        (0.12)

                          JUPITER COMMUNICATIONS, INC.

(4) PREPAID EXPENSES AND OTHER CURRENT ASSETS

     Prepaid expenses and other current assets consist of the following:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1998        1999
                                                              --------   ----------
Deferred Jupiter Research Services commissions..............  $632,406   $2,341,242
Prepaid conference expenses.................................   101,974      315,683
Other.......................................................    62,788      499,926
                                                              --------   ----------
                                                              $797,168   $3,156,851
                                                              ========   ==========

(5) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1998         1999
                                                              ----------   -----------
Computer equipment..........................................  $  758,428   $ 3,341,164
Furniture and fixtures......................................     178,892       728,936
Office equipment............................................      96,623       295,897
Leasehold improvements......................................     385,603     1,962,803
                                                              ----------   -----------
                                                               1,419,546     6,328,800
Less accumulated depreciation and amortization..............    (348,114)   (1,197,705)
                                                              ----------   -----------
                                                              $1,071,432   $ 5,131,095
                                                              ==========   ===========

     Depreciation and amortization expense for 1997, 1998 and 1999 was $73,084, $163,410 and $849,591, respectively.

(6) GOODWILL AND OTHER INTANGIBLE ASSETS

     In June 1995, the Company acquired substantially all of the assets of the Internet Business Report ("IBR") in exchange for a $140,000 promissory note, payment of which was completed during 1997. The purchase price of $140,000 was allocated as follows: $62,500 to the IBR subscriber list $62,500 to the IBR trademark; and $15,000 for the editorial costs which were subsequently written off. In 1999 the Company ceased publication of the Internet Business Report, and any remaining amounts allocated to the subscriber list and trademark were expensed.

     In September 1997, the Company purchased the rights and interests in the trademark "Internet Content Report" for $25,000. This included a subscriber list with information regarding current and former subscribers. The purchase price was allocated equally between the subscriber list and the trademark.

     In November 1999, the Company purchased substantially all of the rights to a portion of the net profits from "Plug-In," one of the annual conferences sponsored by the Company, as well as the trademark. The aggregate purchase price was $3.85 million, which was paid through the issuance of two $1.925 million zero-coupon convertible promissory notes with a maturity date of January 7, 2001. The trademark has been recorded at the present value of the convertible notes payable at $3,442,623.

                          JUPITER COMMUNICATIONS, INC.

     Goodwill and other intangible assets consist of the following:

                                                        DECEMBER 31,
                                                   ----------------------      ESTIMATED
                                                     1998         1999       LIFE OF ASSET
                                                   --------    ----------    -------------
Goodwill:
  Sweden.........................................  $      0    $1,001,946          4
  Australia......................................         0       383,244          4
                                                   --------    ----------
                                                          0     1,385,190
Internet Content Report:
  Subscriber list................................  $ 12,500    $   12,500          5
  Trademark......................................    12,500        12,500          5
                                                   --------    ----------
                                                     25,000        25,000
Internet Business Report:
  Subscriber list................................    62,500        62,500          5
  Trademark......................................    62,500        62,500          5
                                                   --------    ----------
                                                    125,000       125,000
Plug-In Trademark................................        --     3,442,623          3
                                                   --------    ----------
Gross goodwill and intangible assets.............   150,000     4,977,813
Less accumulated amortization....................   (95,209)     (451,742)
                                                   --------    ----------
                                                   $ 54,791    $4,526,071
                                                   ========    ==========

     Amortization expense for 1997, 1998 and 1999 was $26,667, $30,000 and $356,533, respectively.

(7) OTHER ASSETS

     Other assets consist of the following:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1998        1999
                                                              --------    --------
Investment in Methodfive, LLC...............................  $ 26,510    $      0
Security Deposits...........................................   121,120     238,744
Deferred Taxes Assets, non-current..........................         0     202,000
                                                              --------    --------
                                                              $147,630    $440,744
                                                              ========    ========

     Jupiter has an investment in Methodfive LLC ("Methodfive"), formerly the Myriad Agency, LLC, a Web site design and consulting company. For the years ended December 31, 1998 and 1999, Methodfive experienced a net loss from operations and the Company recorded its share of the loss in the accompanying consolidated statements of operations. Jupiter's cumulative interest in Methodfive as of December 31, 1998 and 1999 was approximately 17.4% and 8.0%, respectively, and has been accounted for under the equity method.

     As of December 31, 1999 the Company has fully written down its investment as a result of the current financial position and recurring losses of Methodfive. The Company has no future funding responsibilities with respect to Methodfive and has an 8.0% passive interest.

                          JUPITER COMMUNICATIONS, INC.

(8) CONVERTIBLE NOTES PAYABLE

     Notes payable reflects the two promissory notes issued on November 2, 1999, as consideration for purchase of additional rights to the net profits of the Plug-in conference. The aggregate purchase price of $3.85 million was paid to the Sellers through the issuance of two $1.925 million zero-coupon convertible promissory notes. Each convertible promissory note provides for a maturity date of January 7, 2001 and allows the holder of each convertible promissory note to convert, at any time prior to the maturity date, all of the outstanding indebtedness into 55,000 shares of the Company's common stock or to redeem the notes for cash at a discount of 10% per annum, during the period commencing April 14, 2000 and ending on April 24, 2000. In addition, each convertible promissory note allows the Company after twelve months from the date of the notes, and under certain circumstances, to convert all of the outstanding indebtedness into shares of the Company's common stock and for the holder, under certain circumstances, to redeem in cash all or a portion of the outstanding indebtedness. These notes have been reflected as convertible notes payable on the consolidated balance sheet. In February 2000, the Company repaid one of the notes at its accreted value of $1,760,524 on that date.

(9) DEFERRED REVENUE

     Deferred revenue consists of the following:

                                                                   DECEMBER 31,
                                                             -------------------------
                                                                1998          1999
                                                             ----------    -----------
Jupiter Research Services..................................  $5,638,847    $21,908,305
Conferences................................................     783,912      3,111,032
Newsletter and other miscellaneous.........................     254,474        574,681
                                                             ----------    -----------
                                                             $6,677,233    $25,594,018
                                                             ==========    ===========

(10) OTHER REVENUES

     Other revenues consist of the following:

                                                              DECEMBER 31,
                                                 --------------------------------------
                                                    1997          1998          1999
                                                 ----------    ----------    ----------
Book length studies............................  $1,518,545    $1,681,114    $1,807,971
Newsletter subscriptions.......................   1,492,000     1,470,380       502,385
Custom research................................          --            --       990,000
Other..........................................     218,374       523,440       380,112
                                                 ----------    ----------    ----------
                                                 $3,228,919    $3,674,934    $3,680,468
                                                 ==========    ==========    ==========

(11) STOCKHOLDERS' EQUITY/MEMBERS DEFICIENCY

     During October 1997, Gartner Group, Inc. ("acquirer") purchased 3,515,624 Class C units of the Company for $8 million from both the Company and existing members. The Company amended its operating agreement to allow current members to sell all or part of their units to the acquirer. During 1997, existing members sold 2,197,265 units for $5.0 million, and 1,318,359 units were purchased from the Company for $3.0 million and recorded as capital contributions by the Company, less $254,098 in offering costs. Class A and Class B units sold by existing members to the acquiror automatically converted to Class C units upon transfer on a one-for-one basis to the acquiror. Three members sold 100% of their units to the acquiror. In addition, during 1997 capital contributions of $250,273 were made by existing Class A and Class B equity members. During 1998, an existing member sold 333,333 units for $1.25

                          JUPITER COMMUNICATIONS, INC.

million to the acquiror. After completion of the transactions, the acquirer owned 37.3% of all outstanding units as of December 31, 1998, and has two seats on the Board of Directors.

     On July 31, 1999, the LLC acquired all of the stock of Intelligence, in exchange for 137,000 Class B units.

     On October 6, 1999, the LLC acquired all of the stock of New Media Holdings in exchange for 20,000 Class B units.

     On October 8, 1999, 100% of the members' units in the LLC were exchanged at the ratio of 1:1 for the common shares in Jupiter Communications, Inc. Total number of units exchanged for equal number of common shares was 11,222,327.

     On October 14, 1999, Jupiter completed its IPO, which resulted in the sale by the Company of 3,258,750 shares of common stock at $21.00 per share on the Nasdaq National Market. The Company's net proceeds from the IPO, after deducting underwriting discounts and offering expenses, were $62,433,167.

(12) OPTIONS

  (a) 1997 Option Plan

     During 1997, the Company established the 1997 Employee Unit Option Plan (the "Plan"). Under the Plan, 1,590,000 Class B units shall be available for grant. In 1999, the equity members authorized an increase in the number of units reserved for issuance under the Plan from 1,590,000 to 2,750,000. Unit options may be granted to key employees of the Company upon selection by the managing members. The exercise price of a unit option shall be equal to the established fair market value of the unit at the time of grant, in accordance with the provisions of the Plan. These options vest ratably over a four-year period.

     All unit options have a fixed term determinable by the managing members, but no option shall be exercisable more than seven years after the date of grant. Option exercisability is subject to the terms and conditions as determined by the managing members. All unit options were granted with an exercise price equal to the fair market value on the date of grant.

     In July 1999, the Company issued 113,125 unit options to certain employees at $5.90 per unit. The fair value of the Company's unit during July 1999 was $11.00 per unit. Accordingly, the Company recorded deferred compensation of approximately $576,937, representing the difference between the deemed fair value of the Company's unit at the date of each grant and the exercise price of the related options. The amount is presented as a reduction of stockholders' equity/members' deficiency and amortized over the 4 year vesting period of the applicable units. The Company has amortized $72,118 of total deferred compensation in 1999.

     On conversion of the Company from the LLC to an incorporated company, all units were assumed by the incorporated company on a 1:1 ratio. No further options will be granted under this plan.

  (b) 1999 Option Plan

     During 1999, the Company established the 1999 Stock Incentive Plan (the "1999 Plan"). Under the 1999 Plan, 5,000,000 shares will be available for grant or issuance. The exercise price per share shall be equal to the established fair market value per share at the time of the grant, in accordance with the provisions of the 1999 Plan. Options granted under the 1999 Plan vest ratably over a four-year period. No option shall be exercisable more than ten years after the date of grant.

                          JUPITER COMMUNICATIONS, INC.

     The activity under the combined Plans is as follows:

                                                                           WEIGHTED
                                                                UNIT       AVERAGE
                                                               OPTIONS     EXERCISE
                                                               GRANTED      PRICE
                                                              ---------    --------
Outstanding at December 31, 1996............................         --
Granted.....................................................    725,957     $ .50
                                                              ---------
Outstanding at December 31, 1997............................    725,957     $ .50
                                                              ---------
Granted.....................................................    563,000     $2.08
                                                              ---------
Outstanding at December 31, 1998............................  1,288,957     $1.19
                                                              ---------
Granted.....................................................  1,803,359     $7.64
Exercised...................................................    (97,496)    $ .55
Canceled....................................................   (134,238)    $3.21
                                                              ---------
Outstanding at December 31, 1999............................  2,860,582     $5.19
                                                              =========

     The Company applies APB No. 25 and related interpretations in accounting for its stock options issued to employees. Under APB No. 25, because the exercise price of the Company's employee stock options equal the fair value of the underlying common stock on the date of grant, no compensation cost has been recognized for its stock option grants to employees and directors except for the 113,125 unit options granted in July 1999. Had compensation cost for the Company's stock option grants been determined based on the fair value at the grant date for awards consistent with the method of SFAS No. 123, the Company's net loss would have increased the pro forma amounts for each year indicated below:

                                                 1997           1998           1999
                                              -----------    -----------    -----------
Net Loss:
  As Reported...............................  $(2,250,297)   $(2,137,381)   $  (630,072)
                                              ===========    ===========    ===========
  Pro Forma.................................   (2,269,162)    (2,216,536)    (1,552,231)
                                              ===========    ===========    ===========

     The resulting effect on the pro forma net loss disclosed for the year ended December 31, 1997, 1998, and 1999 is not likely to be representative of the effects on the net loss on a pro forma basis in the future years, because the pro forma results include the impact of only one and two years respectively, of grants and relating vesting, while subsequent years will include additional grants and vesting.

     The fair value of each option is estimated on the date of grant using the Black Scholes method option-pricing model with the following weighted average assumptions used for grants in 1997, 1998, 1999: dividend yield of zero (0%) percent, risk-free interest rate ranging from 6% to 8% and expected life of 4 years. As permitted under the provisions of SFAS No. 123 and based on the historical lack of a public market for the Company's stock, no factor for volatility has been reflected in the option pricing calculation for 1997 and 1998. For 1999, the volatility factor is assumed to be 94.6%.

                          JUPITER COMMUNICATIONS, INC.

     The following table summarizes information about options outstanding under the Plan at December 31, 1999:

                   OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
----------------------------------------------------------   ----------------------
                                   WEIGHTED       WEIGHTED                 WEIGHTED
                                   AVERAGE        AVERAGE                  AVERAGE
   RANGE OF        NUMBER         REMAINING       EXERCISE     NUMBER      EXERCISE
EXERCISE PRICE   OUTSTANDING   CONTRACTUAL LIFE    PRICE     EXERCISABLE    PRICE
---------------  -----------   ----------------   --------   -----------   --------
         $ 0.50     618,973       4.4 years        $ 0.50      554,525      $0.50
         $ 1.75     396,125             5.4        $ 1.75      144,938      $1.75
         $ 3.00     931,025             6.1        $ 3.00       34,001      $3.00
         $ 5.90     455,625             6.5        $ 5.90           --         --
         $11.00     109,000             6.7        $11.00           --         --
         $16.00     240,000             6.9        $16.00           --         --
$30.25 - $38.50     109,834             9.9        $31.30           --         --
                  ---------                        ------      -------
                  2,860,582                        $ 5.23      733,464
                  =========                        ======      =======

     At December 31, 1999, the range of exercise prices and weighted-average remaining contractual life of outstanding unit options under the Plan was $0.50-$38.50 and 5.9 years, respectively.

     In addition to the units granted under the Plans, during November 1996, the Company granted unit investment options to three equity members in conjunction with contributions made by those equity members. A total of 667,968 unit investment options were granted at a weighted average exercise price of $0.75. All unit options were granted with an exercise price equal to the fair market value on the date of grant and were immediately vested. During 1999 all three equity members exercised all 667,968 unit investment options prior to the initial public offering.

(13) EMPLOYEE BENEFIT PLANS

  (a) Employee Stock Purchase Plan

     The 1999 Employee Stock Purchase Plan ("ESPP") was adopted by the board of directors and approved by the stockholders. The plan became effective concurrently with the IPO. The plan is designed to allow eligible employees of Jupiter and its participating subsidiaries to purchase shares of the Company's common stock, at semi-annual intervals, through periodic payroll deductions. A total of 500,000 shares may be issued under the plan.

     The plan will have a series of successive offering periods, each with a maximum duration of 24 months. However, the initial offering period will end on the last business day in October 2001. The next offering period will begin on the first business day in November 2001, and subsequent offering periods will be set by our compensation committee.

     A participant may contribute up to 15% of his or her cash earnings through payroll deductions and the accumulated payroll deductions will be applied to the purchase price of shares on the participant's behalf on each semi-annual purchase date (the last business day in April and October of each year). The purchase price will be 85% of the lower of the fair market value of our common stock on the participant's entry date into the offering period or the fair market value on the semi-annual purchase date. The first purchase date will occur on the last business day in April 2000. In no event, however, may any participant purchase more than 850 shares, nor may all participants in the aggregate purchase more than 125,000 shares on any one semi-annual purchase date. Should the fair market value of the common stock on any semi-annual purchase date be less than the fair market value on the first day of the offering period, then

                          JUPITER COMMUNICATIONS, INC.

the current offering period will automatically end and a new offering period will begin, based on the lower market value.

     As of December 31, 1999 contributions totaling $481,911 had been made to the ESPP and are reflected as accounts payable on the consolidated balance sheet.

  (b) 401(k) Profit Sharing Plan

     The Company has a 401(k) profit sharing plan for its employees. Employees who have completed one year of service and attained age 21 are eligible to participate. The Company makes a matching contribution equal to 50% for every one dollar of each participant's contribution and applies such matching percentage to the participant's salary reduction, up to 6% of the participant's compensation. During 1997, 1998 and 1999, the Company's matching contribution was $12,435, $38,882 and $145,351, respectively.

(14) COMMITMENTS AND CONTINGENCIES

  (a) Office Leases

     The Company leases office space at various locations. The future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1999 are:

YEAR ENDING DECEMBER 31,
2000........................................................  $1,235,816
2001........................................................   1,201,361
2002........................................................   1,244,208
2003........................................................   1,271,483
2004........................................................     620,597
2005 and thereafter.........................................   2,725,293
                                                              ----------
                                                              $8,298,758
                                                              ==========

     Rent expense for the years ended December 31, 1997, 1998 and 1999 was $335,063, $303,061 and $751,413, respectively.

     During November 1999, the Company terminated its existing London operating lease agreement that was due to expire in April 2005 and signed a new thirteen-year operating lease agreement for a substantially larger parcel of office space. The lease agreement calls for monthly payments with no scheduled increase in succeeding periods, although the rent amount can be reviewed in November 2002 and November 2007. The future payments related to this new lease agreement are reflected in the above schedule.

     During January 1999, the Company terminated its existing New York operating lease agreements that were due to expire in May 2000 and December 2001 and signed a new five-year operating lease agreement with the same landlord. The new lease agreement covers the same office space as the terminated lease agreement as well as additional office space. In connection with this lease agreement, the Company received two months of free rent. The agreement also calls for scheduled increases in succeeding periods. As such, the Company records rent expense on a straight-line basis. The future payments related to this new lease agreement are reflected in the above schedule, and the deferred rent balance as of December 31, 1999 reflects the impact of the new lease.

                          JUPITER COMMUNICATIONS, INC.

  (b) Equipment Lease

     Future minimum lease payments under non-cancelable operating leases as of December 31, 1999 are:

YEAR ENDING DECEMBER 31,
2000........................................................  $ 80,416
2001........................................................    80,416
2002........................................................    63,906
2003........................................................    33,960
2004........................................................     9,750
Thereafter..................................................        --
                                                              --------
  Total.....................................................  $268,448
                                                              ========

(15) INCOME TAXES

     Income before provision for income taxes for the year ended December 31, 1999 consisted of:

Domestic Income -- LLC......................................  $   875,682
Domestic Loss -- Corporate..................................   (1,215,394)
Foreign Loss................................................     (492,360)
                                                              -----------
                                                              $  (832,072)
                                                              ===========

     The income tax benefit for the year ended December 31, 1999 of $202,000 is entirely due to deferred tax benefits. The Company had no income tax provision for the years ended December 31, 1997 and 1998, as it was a LLC during those years, and all taxes were the responsibility of the members.

     At December 31, 1999, for U.S. income tax purposes, the Company had approximately $736,000 of net operating loss carryforwards from October 8, 1999 through December 31, 1999. Such net operating losses begin expiring in 2019.

     The Company has determined that approximately $382,000 of net deferred tax assets at December 31, 1999 did not satisfy the realization criteria set forth in SFAS No. 109, Accounting for Income Taxes. Management believes that based on all available evidence, it is more likely than not that a portion of the deferred tax assets will not be realized. Accordingly, a valuation allowance was recorded to reduce the deferred tax assets to the amount expected to be realized.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities are presented below:

Deferred tax assets:
Accounts receivable due to allowance for doubtful
  accounts..................................................  $  15,000
Accrued expenses............................................     55,000
Fixed assets due to differences in book vs. tax
  depreciation..............................................     62,000
U.S. net operating loss carryforwards.......................    314,000
Foreign net operating loss carryforwards....................    138,000
                                                              ---------
  Gross deferred tax assets.................................    584,000
Valuation allowance.........................................   (382,000)
                                                              ---------
Net deferred tax assets.....................................  $ 202,000
                                                              =========

                          JUPITER COMMUNICATIONS, INC.

(16) VALUATION AND QUALIFYING ACCOUNTS

                                               BALANCE AT     PROVISION FOR
                                              BEGINNING OF      DOUBTFUL                     BALANCE AT
                                                  YEAR          ACCOUNTS       DEDUCTIONS    END OF YEAR
                                              ------------    -------------    ----------    -----------
For the year ended December 31, 1997
  Allowance for doubtful accounts...........    $26,000          $25,483        $     --      $ 51,483
                                                =======          =======        ========      ========
For the year ended December 31, 1998
  Allowance for doubtful accounts...........    $51,483          $    --        $(13,568)     $ 37,915
                                                =======          =======        ========      ========
For the year ended December 31, 1999
  Allowance for doubtful accounts...........    $37,915          $98,672        $(23,195)     $113,392
                                                =======          =======        ========      ========

(17) SUBSEQUENT EVENTS -- UNAUDITED

     The Company has reached definitive agreements to acquire all of the stock of two privately held companies, Internet Research Group, and Net Market Makers, for an aggregate consideration of approximately $50.6 million in cash and common stock. The Company completed its acquisition of Internet Research Group in March 2000. The Company expects to close on the acquisition of Net Market Makers prior to April 15, 2000. The Company will record the acquisitions under the purchase method of accounting.

                            INTERNET RESEARCH GROUP

                              FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Internet Research Group:

     We have audited the accompanying balance sheets of Internet Research Group (the Company) as of December 31, 1998 and 1999, and the related statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Internet Research Group as of December 31, 1998 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

San Francisco, California
March 16, 2000

                            INTERNET RESEARCH GROUP

                                 BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1999

                                                                1998        1999
                                                              --------   ----------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 46,116   $       --
  Trade accounts receivable, less allowance for doubtful
     accounts of $0 and $119,721 in 1998 and 1999,
     respectively...........................................   580,483    1,000,966
  Employee receivable.......................................     1,100        1,100
                                                              --------   ----------
     Total current assets...................................   627,699    1,002,066
  Property and equipment, net...............................    29,268       85,700
  Costs and estimated earnings in excess of billings on
     contracts in progress..................................    47,055           --
  Security deposits.........................................    10,713       15,196
                                                              --------   ----------
     Total assets...........................................  $714,735   $1,102,962
                                                              ========   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Cash overdraft............................................  $     --   $    8,253
  Trade accounts payable....................................    72,215      257,340
  Accrued liabilities.......................................    76,012      317,274
  Deferred revenue..........................................   294,149      281,948
  Borrowings under line of credit...........................        --      100,000
  Loan payable to shareholders..............................   110,000           --
                                                              --------   ----------
     Total current liabilities..............................  $552,376   $  964,815
                                                              ========   ==========
Commitments
Shareholders' equity:
  Common stock, no par value; 10,000,000 shares authorized;
     5,000,000 and 6,250,000 shares issued and outstanding
     in 1998 and 1999, respectively.........................  $  1,000   $2,459,990
  Deferred compensation expense.............................        --   (1,494,672)
  Retained earnings (accumulated deficit)...................   161,359     (827,171)
                                                              --------   ----------
     Total shareholders' equity.............................   162,359      138,147
                                                              --------   ----------
     Total liabilities and shareholders' equity.............  $714,735   $1,102,962
                                                              ========   ==========

                See accompanying notes to financial statements.

                            INTERNET RESEARCH GROUP

                            STATEMENTS OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 1998 AND 1999

                                                                 1998          1999
                                                              ----------    ----------
Revenue:
  Consulting and other services revenue.....................  $2,271,460    $3,791,660
  Other income..............................................      81,179        35,438
                                                              ----------    ----------
     Total revenue..........................................   2,352,639     3,827,098
Expenses:
  Selling, general, and administrative (excluding stock
     compensation expense of $0 and $963,068 in 1998 and
     1999, respectively)....................................   2,346,941     3,850,175
  Stock compensation expense................................          --       963,068
                                                              ----------    ----------
     Operating income (loss)................................       5,698      (986,145)
Interest income.............................................       3,652         2,925
Interest expense............................................      (2,666)       (4,510)
                                                              ----------    ----------
     Income (loss) before income taxes......................       6,684      (987,730)
Income tax expense..........................................         800           800
                                                              ----------    ----------
     Net income (loss)......................................  $    5,884    $ (988,530)
                                                              ==========    ==========

                See accompanying notes to financial statements.

                            INTERNET RESEARCH GROUP

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                           DECEMBER 31, 1999 AND 1998

                                                                           RETAINED
                                   COMMON STOCK            DEFERRED        EARNINGS          TOTAL
                              -----------------------    COMPENSATION    (ACCUMULATED    SHAREHOLDERS'
                               SHARES        AMOUNT        EXPENSE         DEFICIT)         EQUITY
                              ---------    ----------    ------------    ------------    -------------
Balances as of December 31,
  1997......................  5,000,000    $    1,000             --      $ 303,475        $ 304,475
Distributions to
  shareholders..............         --            --             --       (148,000)        (148,000)
Net income..................         --            --             --          5,884            5,884
                              ---------    ----------    -----------      ---------        ---------
Balances as of December 31,
  1998......................  5,000,000         1,000             --        161,359          162,359
Purchase of common stock by
  shareholders..............  1,250,000        32,500             --             --           32,500
Contribution by
  shareholders..............         --       825,000             --             --          825,000
Compensation expense for
  options...................         --     1,601,490    $(1,601,490)            --               --
Amortization of deferred
  compensation expense......         --            --        106,818             --          106,818
Net loss....................         --            --             --       (988,530)        (988,530)
                              ---------    ----------    -----------      ---------        ---------
Balances as of December 31,
  1999......................  6,250,000    $2,459,990    $(1,494,672)     $(827,171)       $ 138,147
                              =========    ==========    ===========      =========        =========

                See accompanying notes to financial statements.

                            INTERNET RESEARCH GROUP

                            STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1998 AND 1999

                                                                1998         1999
                                                              ---------    ---------
Cash flows from operating activities:
  Net income (loss).........................................  $   5,884    $(988,530)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation...........................................     17,370       17,956
     Amortization of deferred compensation expense..........         --      106,818
     Issuance of common stock for services..................         --      856,250
     Changes in operating assets and liabilities:
       Accounts receivable, net.............................   (235,325)    (420,483)
       Costs and estimated earnings in excess of billings on
        contracts in progress...............................    (47,055)      47,055
       Other assets.........................................     14,263       (4,483)
       Trade accounts payable...............................     53,123      185,125
       Accrued liabilities..................................     11,930      241,262
       Deferred revenue.....................................    294,149      (12,201)
                                                              ---------    ---------
          Net cash provided by operating activities.........    114,339       28,769
                                                              ---------    ---------
  Cash flows used in investing activities -- purchase of
     property and equipment.................................    (39,211)     (74,388)
                                                              ---------    ---------
  Cash flows from financing activities:
     Distributions to shareholders..........................   (148,000)          --
     Purchase of common stock by new shareholders...........         --        1,250
     Proceeds from line of credit...........................         --      100,000
     Proceeds from loans from shareholders..................    110,000           --
     Repayment of loans from shareholders...................         --     (110,000)
                                                              ---------    ---------
          Net cash used in financing activities.............    (38,000)      (8,750)
                                                              ---------    ---------
  Net increase (decrease) in cash and cash equivalents......     37,128      (54,369)
  Cash and cash equivalents at beginning of year............     (8,253)      46,116
                                                              ---------    ---------
  Cash and cash equivalents at end of year..................  $  28,875    $  (8,253)
                                                              =========    =========
  Supplemental disclosures of cash flow information:
     Cash paid during the year:
       Interest.............................................  $   2,666    $   4,510
                                                              =========    =========
       Income taxes.........................................  $     800    $     800
                                                              =========    =========

                See accompanying notes to financial statements.

                            INTERNET RESEARCH GROUP

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1999

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

  (a) Description of Business

     Internet Research Group (the Company) is a research and consulting firm that specializes in developing business, sales, and market development strategies for Internet-related companies. The Company helps high technology companies through a combination of extensive interviews, market segmentation, and modeling. The research and publishing division, founded in 1997, produces in-depth technology and market analysis services and other information, communication, and consulting services that define and characterize Internet markets.

  (b) Consulting and Other Services Revenue

     Consulting and other services revenue consists of consulting services, reports, and Website sponsorship revenues, as well as reimbursement of certain expenses by customers.

     Revenue for consulting services performed is recognized using the percentage-of-completion method as the costs of performing the work are incurred. Periodic reviews are made as work progresses and a provision is made for any estimated unrecoverable amounts. Anticipated losses on contracts in progress are provided in full when known.

     Report revenue is recognized upon shipment of final report to customer. Website sponsorship revenue is recognized over the term of the contract.

     The asset "costs and estimated earnings in excess of billings on contracts in progress" represents revenue recognized in advance of billings. The liability "deferred revenue" represents billings in excess of revenue recognized.

  (c) Cash and Cash Equivalents

     Cash and cash equivalents of $46,116 as of December 31, 1998 consist of checking and money market accounts with a bank. The Company considers all highly liquid debt instruments with remaining maturities of three months or less when acquired to be cash equivalents.

  (d) Property and Equipment

     Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets of three to five years.

  (e) Income Taxes

     The Company has received S corporation status from the Internal Revenue Service. Under the applicable statutory rules for Federal tax purposes, income and loss of an S corporation flow through to the shareholder of the corporation and are not taxed at the corporate level. The state of California, however, assesses a franchise tax equal to the greater of $800 or 1 1/2% of taxable income for corporations electing S corporation status.

  (f) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the

                            INTERNET RESEARCH GROUP
reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (g) Comprehensive Income

     Effective January 1, 1998, the Company adopted the provisions of the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. SFAS No. 130 established standards for the display of comprehensive income and its components in a full set of financial statements. Comprehensive income includes all changes in equity during a period except those resulting from the issuance of shares of stock and distributions to shareholders. There were no differences between net income and comprehensive income during the years ended December 31, 1998 and 1999.

  (h) Stock-Based Compensation

     SFAS No. 123, Accounting for Stock-Based Compensation, sets forth accounting and reporting standards for stock-based employee compensation. As permitted by SFAS No. 123, the Company accounts for stock option grants using the intrinsic-value method in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Deferred compensation expense associated with stock-based compensation is being amortized on a straight-line basis over the vesting period of the individual award.

  (i) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

     The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(2) RELATED PARTY TRANSACTIONS

     Loans Payable to Shareholders

     The Company had loans payable to shareholders totaling $110,000 as of December 31, 1998. The loans were repaid in full on January 29, 1999. There were no loans outstanding as of December 31, 1999. Interest expense incurred on the loans was approximately $0 and $1,100 in 1998 and 1999, respectively.

                            INTERNET RESEARCH GROUP

(3) CONTRACTS IN PROGRESS

     Information with respect to the billing status of consulting contracts in progress as of December 31, 1998 and 1999, is as follows:

                                                                1998         1999
                                                              ---------    ---------
Costs incurred on contracts in progress.....................  $  47,055    $ 271,034
Estimated earnings..........................................         --      180,690
                                                              ---------    ---------
                                                                 47,055      451,724
Less billings to date.......................................    294,149      733,672
                                                              ---------    ---------
                                                              $(247,094)   $(281,948)
                                                              =========    =========
Included in the accompanying balance sheets under the
  following captions:
Costs and estimated earnings in excess of billings on
  contracts in progress.....................................     47,055           --
Deferred revenue............................................  $(294,149)   $(281,948)
                                                              =========    =========
                                                              $(247,094)   $(281,948)
                                                              =========    =========

(4) PROPERTY AND EQUIPMENT

     Property and equipment as of December 31, 1998 and 1999, consisted of the following:

                                                               1998        1999
                                                              -------    --------
Office Equipment............................................  $28,079    $ 95,248
Furniture and fixtures......................................   10,932      17,947
                                                              -------    --------
Less accumulated depreciation...............................   39,011     113,195
                                                                9,743      27,495
                                                              -------    --------
  Net property and equipment................................  $29,268    $ 85,700
                                                              =======    ========

(5) CREDIT FACILITIES

     In 1999, the Company secured a line of credit in the amount of $250,000 bearing interest at prime plus 1.5% (10.0% as of December 31, 1999). As of December 31, 1999, $100,000 was outstanding under the line of credit. The line of credit is secured by assets of the Company. All amounts outstanding under the line of credit are fully payable upon demand by lender.

(6) LEASE COMMITMENTS

     The Company is obligated under noncancelable operating leases for office space, that expire through 2001. Future minimum lease payments under noncancelable operating leases as of December 31, 1999, are as follows:

YEAR ENDING
DECEMBER 31,
------------
2000........................................................  $141,000
2001........................................................   139,000
                                                              --------
                                                              $280,000
                                                              ========

                            INTERNET RESEARCH GROUP

     Rental expense for the operating leases was $123,000 and $125,000 for 1998 and 1999, respectively.

(7) 401(k) PLAN AND PROFIT SHARING PLAN

     All eligible employees are covered by a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code. The Company contributes a matching contribution of 25% of the first 5% of employee contributions. Matching contributions totaled $6,414 and $18,666 in 1998 and 1999, respectively.

     The Company has a profit sharing plan covering all eligible employees. Company contributions are made at the discretion of the Company. The Company contributed $53,383 and $45,334 to the plan during the years ended December 31, 1998 and 1999, respectively.

(8) COMMON STOCK AND STOCK OPTION PLAN

  (a) Stock Option Plan

     In 1999, the Company adopted a stock plan (the Plan) pursuant to which the Company's Board of Directors may grant stock options and stock purchase rights to officers and employees. The 1999 Plan authorizes grants of options and rights to purchase up to 1,850,000 shares of authorized but unissued common stock.

     All options vest ratably and become fully exercisable after four years from the date of grant and expire after ten years.

     As of December 31, 1999, options for 633,000 shares had been granted under the Plan with an exercise price of $0.001. No options have been exercised or forfeited.

     As of December 31, 1999, there were 1,217,000 shares available for grant under the Plan.

  (b) Stock Grants and Purchases

     In January 1999, 1,250,000 shares of common stock were purchased by new shareholders for a total consideration of $1,250. The fair value of these shares totaled $32,500. The difference between the fair value and the consideration received was recorded as compensation expense in 1999.

     In June 1999, 750,000 shares of common stock, valued at $825,000, were given up by certain founding shareholders and reallocated to certain newer shareholders. This reallocation was accounted for as a contribution to capital by the founding shareholders and compensation expense to the receiving shareholders.

  (c) Stock Compensation

     The Company uses the intrinsic-value method prescribed by APB Opinion No. 25 in accounting for its stock-based compensation arrangements for employees. Compensation cost has been recognized for certain fixed stock options issuances and stock grants in 1999 in the accompanying financial statements because the fair value of the underlying common stock equals or exceeds the exercise price of the stock options or the amount paid for the stock at the date of grant. No compensation cost has been recognized for stock options granted at an exercise price equal to the fair market value of the stock on the date of grant.

     The Company has recorded deferred stock compensation expense of $1,601,490 for the difference at the grant date between the exercise price and the fair value of the common stock underlying the stock options granted for the year ended December 31, 1999. This deferred compensation expense is being amortized on a straight-line basis over the vesting period of four years. Amortization of deferred compensation of $106,818 was recognized for the year ended December 31, 1999.

                            INTERNET RESEARCH GROUP

     The per share fair value of stock options granted during 1999 was $2.53, on the date of grant using the Black-Scholes option-pricing model (excluding a volatility assumption) with the following weighted-average assumptions: expected dividend yield of 0%, risk-free interest rate of 6.33%, and an expected life of four years.

     Compensation expense associated with unrestricted stock grants of $857,500 was expensed at the time the stock was granted. The per share value of the stock granted during 1999 ranged from $0.03 to $1.10.

     Had compensation cost for the Company's stock-based compensation plan been determined consistent with the fair value approach set forth in SFAS No. 123, the compensation cost would be substantially the same as the compensation cost determined under the intrinsic-value method.

  (d) Stock Splits

     Share information for all periods have been retroactively adjusted to reflect a 10-for-1 split of common stock effective in November 1999.

(9) BUSINESS AND CREDIT CONCENTRATION

     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of trade accounts receivable. The Company has not experienced significant credit losses in the past.

     No individual customer accounted for more than 10% in 1998 or 1999 of the Company's total revenues. Three and two customers comprised 35% and 32% of accounts receivable as of December 31, 1998 and 1999, respectively.

(10) SUBSEQUENT EVENT

     On March 16, 2000, the Company was acquired by Jupiter Communications (Jupiter). The shareholders in the Company received 581,044 shares of Jupiter common stock and options to purchase 61,456 shares of Jupiter common stock, in exchange for all common stock and stock options outstanding. All options issued by the Company were fully vested upon the acquisition.

                               NET MARKET MAKERS

                              FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Net Market Makers:

     We have audited the accompanying balance sheet of Net Market Makers (the Company) as of December 31, 1999, and the related statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Net Market Makers as of December 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

March 27, 2000

                               NET MARKET MAKERS

                                 BALANCE SHEETS

                                                              DECEMBER 31,     MARCH 31,
                                                                  1999           2000
                                                              ------------    -----------
                                                                              (UNAUDITED)
ASSETS
Current assets:
  Cash......................................................  $   463,418     $ 1,504,940
  Accounts receivable.......................................       92,070       1,368,000
  Prepaid expenses..........................................      119,841          39,825
  Deferred tax asset........................................            0          40,000
                                                              -----------     -----------
     Total current assets...................................      675,329       2,952,765
Property and equipment, net.................................       40,266          46,924
Other assets................................................       25,199          24,779
                                                              -----------     -----------
     Total assets...........................................  $   740,794     $ 3,024,468
                                                              ===========     ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accrued payable and other liabilities.....................  $    38,217     $   192,006
  Accrued payroll...........................................       65,991          71,825
  Accrued shareholder distributions.........................      282,791         282,791
  Accrued income taxes......................................            0         165,970
  Deferred revenue..........................................      133,568       1,901,148
                                                              -----------     -----------
     Total current liabilities..............................      520,567       2,613,740
Commitments and contingencies
Shareholders' equity:
  Common stock; $0.01 par value; 10,000,000 shares
     authorized; 8,800,000 and 7,667,526 shares issued and
     outstanding as of December 31, 1999 and March 31, 2000,
     respectively...........................................       88,000          76,675
Additional paid-in capital..................................    4,462,378       2,363,734
Deferred compensation.......................................   (3,654,084)              0
Shareholder loans...........................................     (120,656)        (45,832)
Accumulated deficit.........................................     (555,411)     (1,983,849)
                                                              -----------     -----------
     Total shareholders' equity.............................      220,227         410,728
                                                              -----------     -----------
                                                              $   740,794     $ 3,024,468
                                                              ===========     ===========

                See accompanying notes to financial statements.

                               NET MARKET MAKERS

                            STATEMENTS OF OPERATIONS

                                                                            THREE MONTHS ENDED
                                                           YEAR ENDED           MARCH 31,
                                                          DECEMBER 31,    ----------------------
                                                              1999         1999         2000
                                                          ------------    -------    -----------
                                                                               (UNAUDITED)
Revenue:
  Conference events.....................................   $2,821,934     $     0    $ 1,427,642
  Other.................................................      145,622      50,739        171,221
                                                           ----------     -------    -----------
     Total revenue......................................    2,967,556      50,739      1,598,863
                                                           ----------     -------    -----------
General and administrative expenses:
  Personnel.............................................    1,155,167      37,525        416,200
  Conferences...........................................      658,459         900        374,208
  Stock-based compensation..............................      745,916           0      1,618,939
  Consultants...........................................      269,281         204        173,728
  Other.................................................      248,796      12,804        327,660
                                                           ----------     -------    -----------
     Total general and administrative expenses..........    3,077,619      51,433      2,910,735
                                                           ----------     -------    -----------
     Operating loss.....................................     (110,063)       (694)    (1,311,872)
Interest income.........................................        9,511          13          7,304
                                                           ----------     -------    -----------
     Net loss before taxes..............................     (100,552)       (681)    (1,304,568)
Income tax expense......................................       10,000           0        123,870
                                                           ----------     -------    -----------
     Net loss...........................................   $ (110,552)    $  (681)   $(1,428,438)
                                                           ==========     =======    ===========

                See accompanying notes to financial statements.

                               NET MARKET MAKERS

                       STATEMENTS OF SHAREHOLDERS' EQUITY
(FOR THE YEAR ENDED DECEMBER 31, 1999 AND UNAUDITED THREE MONTHS ENDED MARCH 31,
                                     2000)

                                                       COMMON STOCK        ADDITIONAL                   SHAREHOLDER
                                       PARTNERS'   ---------------------     PAID-IN       DEFERRED        NOTE       ACCUMULATED
                                        CAPITAL      SHARES      AMOUNT      CAPITAL     COMPENSATION   RECEIVABLES     DEFICIT
                                       ---------   ----------   --------   -----------   ------------   -----------   -----------
Initial partners' contribution.......  $ 30,659             0   $      0   $         0   $         0     $       0    $         0
Issuance of common stock in exchange
  for partnership capital
  contribution.......................   (30,659)    7,100,000     71,000       (40,341)            0             0              0
Common stock purchased in exchange
  for note receivable................         0     1,700,000     17,000     4,502,719    (4,400,000)     (119,719)             0
Amortization of stock-based
  compensation.......................         0             0          0             0       745,916             0              0
Interest on shareholder loan.........         0             0          0             0             0          (937)             0
Net loss.............................         0             0          0             0             0             0       (110,552)
Distributions to shareholders........         0             0          0             0             0             0       (444,859)
                                       --------    ----------   --------   -----------   -----------     ---------    -----------
Balance at December 31, 1999.........         0     8,800,000     88,000     4,462,378    (3,654,084)     (120,656)      (555,411)
Common stock returned in exchange for
  reduction in note receivable
  (unaudited)........................         0    (1,062,500)   (10,625)   (2,099,344)    2,035,145        74,824              0
Common stock returned for no
  consideration (unaudited)..........         0       (69,974)      (700)          700             0             0              0
Amortization of stock-based
  compensation (unaudited)...........         0             0          0             0     1,618,939             0              0
Net loss (unaudited).................         0             0          0             0             0             0     (1,428,438)
                                       --------    ----------   --------   -----------   -----------     ---------    -----------
Balance as of March 31, 2000
  (unaudited)........................  $      0     7,667,526   $ 76,675   $ 2,363,734   $         0     $ (45,832)   $(1,983,849)
                                       ========    ==========   ========   ===========   ===========     =========    ===========

                                           TOTAL
                                       SHAREHOLDERS'
                                          EQUITY
                                       -------------
Initial partners' contribution.......   $    30,659
Issuance of common stock in exchange
  for partnership capital
  contribution.......................             0
Common stock purchased in exchange
  for note receivable................             0
Amortization of stock-based
  compensation.......................       745,916
Interest on shareholder loan.........          (937)
Net loss.............................      (110,552)
Distributions to shareholders........      (444,859)
                                        -----------
Balance at December 31, 1999.........       220,227
Common stock returned in exchange for
  reduction in note receivable
  (unaudited)........................             0
Common stock returned for no
  consideration (unaudited)..........             0
Amortization of stock-based
  compensation (unaudited)...........     1,618,939
Net loss (unaudited).................    (1,428,438)
                                        -----------
Balance as of March 31, 2000
  (unaudited)........................   $   410,728
                                        ===========

                See accompanying notes to financial statements.

                               NET MARKET MAKERS

                            STATEMENTS OF CASH FLOWS

                                                                                THREE MONTHS ENDED
                                                               YEAR ENDED           MARCH 31,
                                                              DECEMBER 31,    ----------------------
                                                                  1999         1999         2000
                                                              ------------    -------    -----------
                                                                                   (UNAUDITED)
Cash flows from operating activities:
  Net loss..................................................   $(110,552)     $  (681)   $(1,428,438)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation...........................................       1,038            0          4,066
     Interest on shareholder note receivable................        (937)           0              0
     Stock compensation expense.............................     745,916            0      1,618,939
     Deferred income taxes..................................           0            0        125,970
     Changes in operating assets and liabilities:
       Prepaid expenses.....................................    (119,841)           0         80,016
       Accounts receivable..................................     (92,070)           0     (1,275,930)
       Accrued liabilities..................................      38,217            0        153,789
       Accrued payroll......................................      65,991            0          5,834
       Deferred revenue.....................................     133,568       24,230      1,767,580
                                                               ---------      -------    -----------
          Net cash provided by operating activities.........     661,330       23,549      1,051,826
                                                               ---------      -------    -----------
Cash flows from investing activities:
  Purchase of property and equipment........................     (41,304)           0        (10,304)
  Purchase of intangible assets.............................     (25,199)           0              0
                                                               ---------      -------    -----------
          Net cash used in investing activities.............     (66,503)           0        (10,304)
                                                               ---------      -------    -----------
Cash flows from financing activities:
  Capital contribution......................................      30,659          789              0
  Profit distributions to shareholders......................    (162,068)           0              0
                                                               ---------      -------    -----------
          Net cash (used in) provided by financing
             activities.....................................    (131,409)         789              0
                                                               ---------      -------    -----------
Net increase in cash........................................     463,418       24,338      1,041,522
Cash at beginning of year/period............................           0            0        463,418
                                                               ---------      -------    -----------
Cash at end of year/period..................................   $ 463,418      $24,338    $ 1,504,940
                                                               =========      =======    ===========
Supplemental disclosures of cash flow information:
  Cash paid during year/period:
     Income taxes...........................................   $       0      $     0    $         0
                                                               =========      =======    ===========
     Interest...............................................   $       0      $     0    $         0
                                                               =========      =======    ===========
  Noncash financing and investing activities:
     Accrued shareholder tax distribution...................   $ 282,791      $     0    $         0
                                                               =========      =======    ===========
     Issuance (reduction) of shareholder note in exchange
      for stock.............................................   $ 119,719      $     0    $   (73,812)
                                                               =========      =======    ===========

                See accompanying notes to financial statements.

                               NET MARKET MAKERS

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1999
 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

(1) SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  (a) Description of Business

     Net Market Makers (the Company) provides information, analysis, resources and connections to the people who build and grow net markets, as well as to the broader community of others who facilitate this growth. The Company holds informational conferences, provides consulting services, and a monthly newsletter and writes research reports to keep its clients oriented toward the growth areas of business-to-business e-commerce.

     The Company began as a sole proprietorship with two founders in 1998. In January 1999, the Company became a partnership, at which point substantive operations of the Company began, and the Company was incorporated in the state of California on October 1, 1999 as a Subchapter S corporation. The Company issued common stock in exchange for the net book value of the partnership on November 1, 1999.

  (b) Unaudited Interim Financial Information

     The interim financial statements of the Company for the three months ended March 31, 1999 and 2000, included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements.

     In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments consisting only of normal recurring adjustments necessary to present fairly the financial position of the Company as of March 31, 2000, and the results of its operations and cash flows for the three months ended March 31, 1999 and 2000.

  (c) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (d) Comprehensive Income (Loss)

     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income and its components. During the period presented, the Company did not have any other comprehensive income or loss items and, accordingly, comprehensive loss is equivalent to net loss for the period presented.

  (e) Segments of an Enterprise and Concentrations of Market, Credit and Suppliers' Risk

     In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 establishes revised standards for the reporting of financial and descriptive information about operating segments in financial statements. The Company adopted this

                               NET MARKET MAKERS
statement effective January 1, 1999. The chief decision maker of the Company makes decisions and reviews operating results on a combined basis for all product lines and no other discrete financial information is available. Accordingly, the Company has determined that it operates only in one segment.

     The Company relies heavily on revenues from user conferences. During 1999, the Company held two such conferences. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of accounts receivable, which are comprised primarily of amounts due for newsletter subscriptions. The Company controls this risk by monitoring the age and collection of its receivables.

  (f) Fair Value of Financial Instruments

     Prepaid expenses, other assets, accrued liabilities and accrued payroll are considered to have carrying amounts that approximate fair value because of the short maturity of these financial instruments.

  (g) Property and Equipment

     Property and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives of three years for computer equipment and software, and seven years for office furniture and fixtures. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or their estimated useful lives.

  (h) Impairment of Long-Lived Assets

     In accordance with SFAS No. 121, Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of, the Company reviews, as circumstances dictate, the carrying amount of its long-lived assets. The purpose of these reviews is to determine whether the carrying amounts are recoverable. Recoverability is determined by comparing the projected undiscounted net cash flows of the long-lived assets against their respective carrying amounts. The amount of impairment, if any, is measured based on the excess of the carrying value over the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company estimates fair value based on the best information available, making judgments and projections as considered necessary.

  (i) Revenue Recognition

     Revenue from conference events is recognized when the events have taken place. Revenues from subscriptions are recognized over the subscription period. Revenue from other consulting services is recognized as services are performed.

  (j) Income Taxes

     Prior to January 1, 2000, the Company's shareholders had elected S corporation status for federal income tax purpose. As a result, there was no provision for federal income tax expense. State franchise tax was assessed at the rate of 1.5% at the corporate level.

     As of January 1, 2000, the Company terminated its S corporation status and will file federal tax returns as a C Corporation from that date.

                               NET MARKET MAKERS

(2) PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following as of December 31, 1999:

Office furniture and fixtures...............................  $ 8,626
Computer equipment..........................................   30,641
Software....................................................    2,037
                                                              -------
                                                               41,304
Less accumulated depreciation and amortization..............   (1,038)
                                                              -------
                                                              $40,266
                                                              =======

     Depreciation expense on property and equipment was approximately $1,000 for the year ended December 31, 1999.

(3) SHAREHOLDERS' EQUITY

     Common Stock

     The Company issued 7,100,000 shares of common stock on November 1, 1999, in exchange for the capital contributions represented by the accounts of the Net Market Makers Partnership of $30,659.

     On November 8, 1999, the Company executed a common stock purchase agreement, whereby an executive of the Company purchased 1,700,000 shares of common stock for $0.07 per share. The common stock was issued in exchange for a promissory note in the amount of $119,719 with an interest rate of 5.42%. The stock vests at a rate of 212,500 shares per quarter commencing with the quarter ending March 31, 2000. In the event of a change in ownership of more than 50% of the Company, the lesser of an additional 850,000 shares or the remaining unvested portion, vests immediately (see Note 5). The stock purchased was valued at $2.56 per share, which was the estimated market value of the Company's stock on that date, resulting in compensation of $4,400,000 to be amortized over the vesting period consistent with the method described in FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. For the year ended December 31, 1999, compensation expense of $745,916 was recorded in the Company's statement of operations. The principal and accrued interest on the note shall be payable as follows: $59,860, plus interest, due on November 8, 2000, and $59,860, plus interest, due on November 8, 2001.

     Effective February 24, 2000, this common stock purchase agreement was amended and 1,062,500 shares were contributed back to the capital of the Company in exchange for immediate vesting of the remaining 637,500 shares. In addition, the related promissory note for $119,719 was canceled and replaced with a promissory note for $44,895.

     Effective February 24, 2000, 69,974 shares of the Company's common stock, originally issued on November 1, 1999, were contributed back to the capital of the Company.

                               NET MARKET MAKERS

(4) COMMITMENTS

     The Company leases office space and equipment under noncancelable operating leases expiring at various dates through 2002. The leases contain various renewal options. Minimum lease payments under these noncancelable operating leases are as follows as of December 31, 1999:

YEAR ENDING DECEMBER 31,
------------------------
2000........................................................  $33,239
2001........................................................    2,793
2002 and thereafter.........................................    2,796
                                                              -------
                                                              $38,828
                                                              =======

     Rent expense under noncancelable operating leases was $26,631 for the year ended December 31, 1999.

(5) SUBSEQUENT EVENTS

     Acquisition by Jupiter Communications, Inc. (Unaudited)

     In April 2000, all outstanding shares of the Company's common stock were acquired by Jupiter Communication, Inc. (Jupiter) for $20,500,000 and 274,680 shares of Jupiter's common stock valued at $8,721,090. Additional consideration of up to $10,500,000 in cash is payable by Jupiter if certain revenue targets are met by the Company during 2000 and 2001.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
AdRelevance, Inc.

     We have audited the accompanying balance sheet of AdRelevance, Inc. (a development stage company) (the Company) as of December 31, 1998, and the related statements of operations, shareholders' equity (deficit), and cash flows for the period from October 12, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AdRelevance, Inc. (a development stage company) at December 31, 1998, and the results of its operations and its cash flows for the period from October 12, 1998 (inception) to December 31, 1998, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the financial statements, the Company's recurring net losses and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. Management's plans as to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          /s/ ERNST & YOUNG LLP

Seattle, Washington
October 5, 1999,
  except for Note 8, as to which
  the date is October 8, 1999.

                               ADRELEVANCE, INC.

                                 BALANCE SHEETS

                                                              DECEMBER 31,    SEPTEMBER 30,
                                                                  1998            1999
                                                              ------------    -------------
                                                                               (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 67,507       $ 1,360,752
  Accounts receivable.......................................          --            10,000
  Prepaid expenses and other................................       2,650           140,049
                                                                --------       -----------
Total current assets........................................      70,157         1,510,801
Property and equipment......................................      11,369           289,488
Deferred charges and other assets...........................      21,030            42,009
                                                                --------       -----------
Total assets................................................    $102,556       $ 1,842,298
                                                                ========       ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.....................    $ 65,378       $   336,835
  Advance billings to clients...............................          --             6,667
  Line of credit............................................          --           250,000
  Current portion of capital lease obligations..............          --            31,996
  Convertible note payable..................................     100,000                --
  Note payable..............................................          --         2,000,000
                                                                --------       -----------
Total current liabilities...................................     165,378         2,625,498
Capital lease obligations, less current portion.............          --            59,454
Shareholders' equity (deficit):
  Series A preferred stock, $.0001 par value:
     Authorized shares -- 860,000 Issued and outstanding
     shares -- 798,607 Liquidation
     preference -- $1,724,991...............................          --         1,103,236
  Common stock, $.0001 par value:
     Authorized shares -- 6,000,000 Issued and outstanding
     shares -- 1,780,000 in 1998 and 1,793,333 in 1999......       2,320         3,989,688
  Deferred stock-based compensation.........................          --        (3,050,569)
  Accumulated deficit during development stage..............     (65,142)       (2,885,009)
                                                                --------       -----------
Total shareholders' equity (deficit)........................     (62,822)         (842,654)
                                                                --------       -----------
Total liabilities and shareholders' equity (deficit)........    $102,556       $ 1,842,298
                                                                ========       ===========

                            See accompanying notes.

                               ADRELEVANCE, INC.

                            STATEMENTS OF OPERATIONS

                                                             OCTOBER 12, 1998        NINE MONTHS
                                                              (INCEPTION) TO            ENDED
                                                             DECEMBER 31, 1998    SEPTEMBER 30, 1999
                                                             -----------------    ------------------
                                                                                     (UNAUDITED)
Revenues...................................................      $      -            $     3,333
Operating expenses:
  Sales and marketing......................................         3,823                224,184
  General and administrative...............................        46,379                855,855
  Research and development.................................        14,709                817,784
  Stock-based compensation.................................             -                921,285
                                                                 --------            -----------
Total operating expenses...................................        64,911              2,819,108
                                                                 --------            -----------
Loss from operations.......................................       (64,911)            (2,815,775)
Interest expense, net......................................           231                  4,092
                                                                 --------            -----------
Net loss...................................................      $(65,142)           $(2,819,867)
                                                                 ========            ===========

                            See accompanying notes.

                               ADRELEVANCE, INC.

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                             SERIES A
                                         PREFERRED STOCK           COMMON STOCK          DEFERRED
                                       --------------------   ----------------------   STOCK-BASED    ACCUMULATED
                                       SHARES      AMOUNT      SHARES       AMOUNT     COMPENSATION     DEFICIT        TOTAL
                                       -------   ----------   ---------   ----------   ------------   -----------   -----------
  Issuance of common stock in
    exchange for cash ($320) and
    assets ($2,000)..................       --   $       --   1,780,000   $    2,320   $        --    $        --   $     2,320
  Net loss...........................       --           --          --           --            --        (65,142)      (65,142)
                                       -------   ----------   ---------   ----------   -----------    -----------   -----------
Balance at December 31, 1998.........       --           --   1,780,000        2,320            --        (65,142)      (62,822)
  Issuance of preferred stock, net of
    issuance cost of $29,528
    (unaudited)......................  798,607    1,103,236          --           --            --             --     1,103,236
  Nonemployee stock-based
    compensation (unaudited).........       --           --          --      296,361            --             --       296,361
  Fair value of warrants issued in
    connection with borrowing
    arrangements (unaudited).........       --           --          --       13,514            --             --        13,514
  Deferred stock-based compensation
    (unaudited)......................       --           --          --    3,675,493    (3,675,493)            --            --
  Amortization of stock-based
    compensation (unaudited).........       --           --          --           --       624,924             --       624,924
  Exercise of stock options
    (unaudited)......................       --           --      13,333        2,000            --             --         2,000
  Net loss (unaudited)...............       --           --          --           --            --     (2,819,867)   (2,819,867)
                                       -------   ----------   ---------   ----------   -----------    -----------   -----------
Balance at June 30, 1999
  (unaudited)........................  798,607   $1,103,236   1,793,333   $3,989,688   $(3,050,569)   $(2,885,009)  $  (842,654)
                                       =======   ==========   =========   ==========   ===========    ===========   ===========

                            See accompanying notes.

                               ADRELEVANCE, INC.

                            STATEMENTS OF CASH FLOWS

                                                              OCTOBER 12, 1998     NINE MONTHS
                                                               (INCEPTION) TO         ENDED
                                                                DECEMBER 31,      SEPTEMBER 30,
                                                                    1998              1999
                                                              ----------------    -------------
                                                                                   (UNAUDITED)
OPERATING ACTIVITIES
Net loss....................................................      $(65,142)        $(2,819,867)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................            61              41,109
  Noncash stock-based compensation..........................           600             922,550
  Changes in operating assets and liabilities:
     Accounts receivable....................................            --             (10,000)
     Prepaid expenses.......................................        (2,650)           (137,399)
     Accounts payable and accrued expenses..................        65,378             271,457
     Advance billings to clients............................            --               6,667
     Deferred charges and other assets......................       (21,030)             (8,730)
                                                                  --------         -----------
Net cash used in operating activities.......................       (22,783)         (1,734,213)

INVESTING ACTIVITIES
Purchases of property and equipment.........................       (10,030)           (213,413)

FINANCING ACTIVITIES
Borrowings on line of credit................................            --             250,000
Proceeds from issuance of convertible note payable..........       100,000                  --
Proceeds from note payable..................................            --           2,000,000
Proceeds from issuance of common stock......................           320                  --
Net proceeds from issuance of Series A preferred stock......            --           1,003,236
Proceeds from exercise of common stock......................            --               2,000
Principal payments on capital lease obligations.............            --             (14,365)
                                                                  --------         -----------
Net cash provided by financing activities...................       100,320           3,240,871
                                                                  --------         -----------
Increase in cash and cash equivalents.......................        67,507           1,293,245
Cash and cash equivalents at beginning of period............            --              67,507
                                                                  --------         -----------
Cash and cash equivalents at end of period..................      $ 67,507         $ 1,360,752
                                                                  ========         ===========

SUPPLEMENTAL CASH FLOW INFORMATION
Issuance of common stock in exchange for computer equipment
  and services..............................................      $  2,000         $    13,514
Conversion of note payable into shares of Series A preferred
  stock.....................................................            --             100,000
Furniture and equipment acquired through capital lease
  obligations...............................................            --             105,815

                            See accompanying notes.

                               ADRELEVANCE, INC.

                         NOTES TO FINANCIAL STATEMENTS
               (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE
               NINE MONTHS ENDED SEPTEMBER 30, 1999 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS AND GOING CONCERN

     AdRelevance, Inc. (the "Company"), incorporated in the State of Washington on October 12, 1998, is engaged in the development of a proprietary, real-time, competitive advertising service for the Word Wide Web. The Company developed an intelligent agent technology that gathers and classifies online advertising and allows clients to create customized analytical reports regarding advertising found on the World Wide Web. The Company completed the commercial launch of its product on September 7, 1999.

     The Company has incurred operating losses since its inception and has limited working capital. The Company has financed its operations to date through the issuance of equity securities and bank borrowings. Further development and establishment of the Company's business will require additional equity financing. The Company believes that equity financing can be obtained from existing or new investors. However, there can be no assurance that the Company will be able to obtain such equity financing on acceptable terms, if at all. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

INTERIM FINANCIAL STATEMENTS

     The accompanying balance sheet as of September 30, 1999 and the statements of operations and cash flows for the nine months ended September 30, 1999, are unaudited. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations and cash flows for the interim periods. Operating results for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

CONCENTRATION OF CREDIT RISK

     The Company is subject to concentration of credit risk from its cash investments. The Company's credit risk is managed through monitoring the stability of the financial institutions utilized and diversification of its financial resources.

     Financial instruments consist of cash and cash equivalents and capital lease obligations. The fair value of all financial instruments approximate the carrying amount based on the current rate offered for similar instruments.

                               ADRELEVANCE, INC.

               (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE
               NINE MONTHS ENDED SEPTEMBER 30, 1999 IS UNAUDITED)

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which range from two to five years. Leasehold improvements are amortized over the shorter of the lease term or estimated useful life.

INCOME TAXES

     The Company accounts for income taxes under the liability method. Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to be recovered. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

REVENUE RECOGNITION

     Products and services are sold on a subscription basis and the related revenues are recognized over the term of the products and services. Customers are typically billed in advance for the next three months. Billings rendered in advance of products and services are recorded on "Advance Billings to Clients" in the accompanying balance sheet.

STOCK-BASED COMPENSATION

     The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employee (APB No. 25), and related interpretations, in accounting for employee stock options rather than the alternative fair value accounting allowed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). APB No. 25 provides that the compensation expense relative to the Company's employee stock options is measured based on the intrinsic value of the stock option. SFAS No. 123 requires companies that continue to follow APB No. 25 to provide a pro forma disclosure of the impact of applying the fair value method of SFAS No. 123 (see Note 6). The Company accounts for stock issued to nonemployees in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force consensus in Issue No. 96-18, Accounting for Equity Instruments that Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

NEW ACCOUNTING PRONOUNCEMENTS

     In March 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires all costs related to the development of internal use software, other than those incurred during the application development stage, to be expenses as incurred. Costs incurred during the application development stage are required to be capitalized and amortized over the estimated useful life of the software. The Company does not expect that the adoption of SOP 98-1 will have a material impact on its financial statements because it has not currently developed software for internal use.

                               ADRELEVANCE, INC.

               (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE
               NINE MONTHS ENDED SEPTEMBER 30, 1999 IS UNAUDITED)

2. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following at December 31, 1998:

Computers and equipment.....................................  $10,789
Furniture and fixtures......................................      641
                                                              -------
                                                               11,430
Accumulated depreciation....................................      (61)
                                                              -------
                                                              $11,369
                                                              =======

3. LEASES

     The Company leases office space under an operating lease which calls for fixed rental payments through December 31, 1999. Total rent expense under this operating lease for the periods ended December 31, 1998 and September 30, 1999 was $1,574 and $35,911, respectively. Future minimum lease payments under this agreement are $37,600 for 1999.

     In July 1999, the Company entered into an agreement to sublease new office space for the period September 1, 1999 through February 28, 2001. The agreement requires total payments of approximately $300,000.

4. DEBT

     In December 1998, the Company borrowed $100,000 under an unsecured 4.33% convertible note payable. The note was converted into 69,444 shares of Series A preferred stock in January 1999 in accordance with the note agreement.

     In February 1999, the Company obtained a $100,000 equipment capital lease line of credit and issued 3,695 Series A warrants at an exercise price of $1.44 per share. The warrants expire after the earlier of seven years after issuance or three years after the completion of an initial public offering. The value of the warrants of $5,150 is being amortized over the life of the lease. Under this 36-month agreement, the Company has signed capital leases for various furniture and equipment.

     In March 1999, the Company entered into a financing arrangement with a bank which provided for a $250,000 line of credit for operating needs. Borrowings under the line of credit bear interest at the bank's prime rate plus 0.25% and are collateralized by substantially all nonleased assets of the Company, including intellectual property. In connection with the establishment of the line of credit, the Company issued 5,208 Series A warrants at an exercise price of $1.44 per share. The warrants expire at the earlier of seven years or three years after the completion of an initial public offering. The value of the warrants of $8,364 is being amortized over the life of the agreement.

     In August 1999, the Company signed a $2 million promissory note with a company with a maturity date of January 26, 2001. The note carries an interest rate of 7% and is collateralized by substantially all nonleased assets of the Company, including intellectual property. Principal and interest on the promissory note is due and payable commencing on the earlier of the twelve-month anniversary of the issuance date, payable in six equal monthly installments, or upon change of ownership of the Company.

                               ADRELEVANCE, INC.

               (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE
               NINE MONTHS ENDED SEPTEMBER 30, 1999 IS UNAUDITED)

5. INCOME TAXES

     At December 31, 1998, the Company had net operating loss carryforwards and research and development credit carryforwards of $52,104 and $673, respectively. These carryforwards expire in 2018. Deferred tax assets reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     Since the Company's utilization of these deferred tax assets is dependent on future profits which are not assured, a valuation allowance equal to the deferred tax assets has been provided. Significant components of deferred tax assets as of December 31, 1998 are as follows:

Deferred tax assets:
  Net operating loss carryforward...........................  $ 17,715
  Research and development credit carryforward..............       673
  Other temporary differences...............................     4,307
                                                              --------
Total gross deferred tax assets.............................    22,695
Less valuation allowance....................................   (22,695)
                                                              --------
Net deferred tax asset......................................  $     --
                                                              ========

6. SHAREHOLDERS' EQUITY

PREFERRED STOCK

     During January and February 1999, the Company sold 798,607 shares of Series A preferred stock (Series A) in exchange for gross proceeds of $1,149,994. Each share of Series A is convertible into one share of common stock. Automatic conversion shall occur upon consummation of an initial public offering at a price of not less than $5.76 per share and for a total offering of not less than $15 million net proceeds, or the date specified by written consent or agreement of the holders of a majority of the outstanding shares of Series A stock.

     The holders of Series A will be entitled to receive noncumulative dividends at the rate of $0.115 per share per annum, if and when declared by the Board of Directors. The holders of Series A stock shall be entitled to participate pro rata in any dividends paid on the common stock on an as-if-converted basis. In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series A shall be entitled to receive, in preference to holders of common stock, an amount equal to $2.16 per share plus declared but unpaid dividends if any. Thereafter, all remaining assets shall be distributed among the holders of Series A and common stock on a pro rata basis (assuming conversion of all Series A into common stock) until the holders of the Series A have received an aggregate of $5.76 per share. The holder of each share of Series A stock shall have the right to the number of votes equal to that number of shares of common stock issuable upon conversion.

     The Company is prohibited from taking certain corporate actions without the approval of the holders of the majority of outstanding Series A shares. In conjunction with the sale of Series A, the Company, its founders, and the Series A investors also entered into an Investors Rights Agreement, Right of First Refusal and Co-sale Agreement, and a Voting Agreement.

COMMON STOCK

     In conjunction with the sale of Series A preferred stock, the Company's founders and other shareholders granted the Company a right to repurchase 1,720,000 shares of common stock held by them

                               ADRELEVANCE, INC.

               (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE
               NINE MONTHS ENDED SEPTEMBER 30, 1999 IS UNAUDITED)

at the original purchase price of $0.001 per share if their employment or consulting arrangement terminates under certain circumstances. The Company's right of repurchase lapses at a variety of rates beginning in October 1998. At December 31, 1998, 1,079,309 (788,102 at September 30, 1999) shares held by these shareholders were subject to repurchase under these agreements. The restricted stock agreements provide for adjusted repurchase lapsing schedules in the event of a change of control.

STOCK OPTION PLANS

     Under the terms of the 1998 and 1999 Stock Option Plans, the Board of Directors may grant incentive and nonqualified stock options to employees, officers, directors, and consultants of the Company. An aggregate of 993,333 shares of common stock were reserved for future issuance. The Company generally grants stock options with exercise prices equal to the fair market value of common stock on the date of grant as determined by the Board of Directors. Options generally vest over a three- or four-year period or by specific terms of the option agreement.

     A summary of stock option activity follows:

                                                                          OUTSTANDING OPTIONS
                                                         SHARES      -----------------------------
                                                        AVAILABLE    NUMBER OF
                                                        FOR GRANT     SHARES       EXERCISE PRICE
                                                        ---------    ---------    ----------------
  1998 Stock Option Plan introduction.................   400,000           --          $  --
  Options granted.....................................  (180,000)     180,000          $0.10
                                                        --------      -------
Outstanding at December 31, 1998......................   220,000      180,000          $0.10
  Reduction of shares available under the 1998 Stock
     Option Plan......................................  (100,000)          --          $  --
  1999 Stock Option Plan introduction.................   693,333           --          $  --
  Options granted.....................................  (656,458)     656,458          $1.27
  Options exercised...................................        --      (13,333)         $0.15
                                                        --------      -------
Outstanding at September 30, 1999.....................   156,875      823,125          $1.02
                                                        ========      =======

     The following table summarizes information regarding stock options outstanding and exercisable as of December 31, 1998:

                           OUTSTANDING OPTIONS
                       ----------------------------
                                   WEIGHTED-AVERAGE   EXERCISABLE
                       NUMBER OF      REMAINING        NUMBER OF
EXERCISE PRICE          SHARES     CONTRACTUAL LIFE     SHARES
--------------         ---------   ----------------   -----------
        $0.10           180,000       2.94 years           0

     Under APB No. 25, no compensation expense is recognized when the exercise price of the Company's employee stock options equals the fair value of the underlying stock on the date of grant. Deferred stock-based compensation is recorded for those situations where the exercise price of a stock option was lower than the deemed fair value for financial reporting purposes of the underlying common stock. The Company recorded aggregate deferred stock-based compensation of $3,675,493 in the nine months ended September 30, 1999. The deferred stock-based compensation is being amortized over the vesting period of the underlying options. Total amortization of stock-based compensation recognized was $624,924 in the nine months ended September 30, 1999.

     Had the stock-based compensation for the Company's Stock Option Plans been determined based on the minimum value model using the multiple-option approach, the Company's net loss would have been

                               ADRELEVANCE, INC.

               (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE
               NINE MONTHS ENDED SEPTEMBER 30, 1999 IS UNAUDITED)

increased by $37 for the period ended December 31, 1998. The fair value at each option grant is estimated on the date of grant using the minimum option pricing model, assuming no expected dividends, average risk-free interest rate of 5.0%, and average expected life of three years. Compensation expense recognized in providing pro forma disclosures may not be representative of the effects on pro forma earnings for future years because the amounts above include only the amortization of the fair value of 1998 grants.

     In 1999, the Company issued options to consultants to acquire 79,500 shares of common stock at an exercise price of $0.15 per share. The value of the options will be recognized over the related service period with final valuation at the completion of the service period. Through September 30, 1999, the Company had recognized stock-based compensation expense of $296,361 related to these stock options.

COMMON STOCK RESERVED FOR FUTURE ISSUANCE

     The following shares of common stock were reserved at December 31, 1998:

1998 Stock Option Plan......................................    400,000
Series A preferred stock....................................    860,000
                                                              ---------
                                                              1,260,000
                                                              =========

7. YEAR 2000 DISCLOSURE (UNAUDITED)

     The Company recognizes the need to ensure that its operations will not be adversely impacted by Year 2000 software failures. The Year 2000 (Y2K) problem is the result of computer programs being written using two digits (rather than four) to define the applicable year. Programs that have time-sensitive software may recognize a date using "00" as 1900 rather than 2000, which could result in miscalculations or system failures. The Company is currently working to address the potential impact of the Y2K problem. The Company's processes for evaluating and managing the risks and costs associated with this potential problem are being managed by internal staff members.

     The Company has, to date, determined that significant modification is not required for its financial reporting and other information technology to be ready for the year 2000. The Company has not yet determined the impact that a Y2K failure suffered by vendors, customers, suppliers, or other third-party service providers would have on the Company, but believes that such a failure could have a material adverse impact. The Company will continue to evaluate the status of its Y2K compliance to determine whether a contingency plan for dealing with such failures is necessary, but no such plan has yet been adopted by the Company. The Company has not yet determined what the nature and timing of any such contingency plan would be. As of December 31, 1998, the Company has not incurred any incremental expenses in relation to the Y2K issue because the technology platforms designed since inception were implemented to support Y2K compliance.

     Based on the information the Company has developed to date, the Company estimates that costs of addressing potential problems will not have a material adverse impact on its operations.

8. SUBSEQUENT EVENTS

STOCK TRANSFER

     On October 8, 1999, the Company issued to a consultant 100,000 shares of common stock as additional compensation for past consulting services. A founder of the Company contributed 100,000 shares of stock to the Company to facilitate this stock issuance. The estimated fair value of these shares is

                               ADRELEVANCE, INC.

               (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE
               NINE MONTHS ENDED SEPTEMBER 30, 1999 IS UNAUDITED)

$19.34 per share and in accordance with SEC Staff Accounting Bulletin No. 79, stock-based compensation expense will be recognized in October 1999 for the value of these services.

ACQUISITION OF THE COMPANY

     On October 8, 1999, the Company entered into an agreement whereby all of the outstanding stock of the Company was acquired by Media Metrix, Inc. for a purchase price of approximately $59.4 million and an additional amount which is contingent upon the Company achieving certain milestones.

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                              MEDIA METRIX, INC.,

                             MMX ACQUISITION CORP.

                                      AND

                          JUPITER COMMUNICATIONS, INC.

                           DATED AS OF JUNE 26, 2000

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
ARTICLE I  THE MERGER.......................................   A-8
  Section 1.1.  The Merger..................................   A-8
  Section 1.2.  Closing.....................................   A-8
  Section 1.3.  Effective Time..............................   A-8
  Section 1.4.  Effects of the Merger.......................   A-8
  Section 1.5.  Certificate of Incorporation and Bylaws.....   A-9
  Section 1.6.  Directors; Officers.........................   A-9
ARTICLE II  EFFECT OF THE MERGER ON THE STOCK OF THE
            CONSTITUENT CORPORATIONS; EXCHANGE OF
            CERTIFICATES....................................   A-9
  Section 2.1.  Conversion of Securities....................   A-9
  Section 2.2.  Fractional Shares...........................  A-10
  Section 2.3.  Exchange of Certificates....................  A-10
  Section 2.4.  Stock Transfer Books........................  A-11
  Section 2.5.  Treatment of Jupiter Stock Options..........  A-11
  Section 2.6.  Investment of Exchange Fund.................  A-12
  Section 2.7.  Appraisal Rights............................  A-12
ARTICLE III  REPRESENTATIONS AND WARRANTIES OF JUPITER......  A-13
  Section 3.1.  Organization, Qualification, Etc............  A-13
  Section 3.2.  Capital Stock...............................  A-14
  Section 3.3.  Corporate Authority; No Violation...........  A-14
  Section 3.4.  Reports and Financial Statements............  A-15
  Section 3.5.  No Undisclosed Liabilities..................  A-15
  Section 3.6.  Compliance with Laws........................  A-16
  Section 3.7.  Employee Benefit Plans......................  A-16
  Section 3.8.  Absence of Certain Changes or Events........  A-18
  Section 3.9.  Litigation..................................  A-18
  Section 3.10. Title to Assets.............................  A-18
  Section 3.11. Intellectual Property.......................  A-18
  Section 3.12. Material Contracts..........................  A-19
  Section 3.13. Labor Matters...............................  A-20
  Section 3.14. Tax Matters.................................  A-20
  Section 3.15. Customers...................................  A-21
  Section 3.16. Opinion of Financial Advisor................  A-21
  Section 3.17. Takeover Laws...............................  A-21
  Section 3.18. Required Vote of Jupiter Stockholders.......  A-21
  Section 3.19. Finders or Brokers..........................  A-21
ARTICLE IV  REPRESENTATIONS AND WARRANTIES OF MEDIA METRIX
            AND MERGER SUB..................................  A-21
  Section 4.1.  Organization, Qualification, Etc............  A-22
  Section 4.2.  Capital Stock...............................  A-22

                                                              PAGE
                                                              ----
  Section 4.3.  Corporate Authority; No Violation...........  A-23
  Section 4.4.  Reports and Financial Statements............  A-23
  Section 4.5.  No Undisclosed Liabilities..................  A-24
  Section 4.6.  Compliance with Laws........................  A-24
  Section 4.7.  Employee Benefit Plan.......................  A-25
  Section 4.8.  Absence of Certain Changes or Events........  A-26
  Section 4.9.  Litigation..................................  A-26
  Section 4.10. Title to Assets.............................  A-26
  Section 4.11. Intellectual Property.......................  A-26
  Section 4.12. Material Contracts..........................  A-27
  Section 4.13. Labor Matters...............................  A-28
  Section 4.14. Tax Matters.................................  A-28
  Section 4.15. Customers...................................  A-29
  Section 4.16. Opinion of Financial Advisor................  A-29
  Section 4.17. Takeover Laws...............................  A-29
  Section 4.18. Required Vote of Media Metrix
     Stockholders...........................................  A-29
  Section 4.19. Finders or Brokers..........................  A-29
ARTICLE V  COVENANTS AND AGREEMENTS.........................  A-29
  Section 5.1.  Conduct of Business by Jupiter and Media
     Metrix.................................................  A-29
  Section 5.2.  Investigation...............................  A-32
  Section 5.3.  Stockholder Approval; Filings...............  A-32
  Section 5.4.  Additional Reports..........................  A-33
  Section 5.5.  Consents; Approvals.........................  A-34
  Section 5.6.  Takeover Statute............................  A-34
  Section 5.7.  No Solicitation.............................  A-34
  Section 5.8.  Public Announcements........................  A-36
  Section 5.9.  Indemnification and Insurance...............  A-36
  Section 5.10. Notification of Certain Matters.............  A-37
  Section 5.11. Board of Directors and Officers of Media
     Metrix.................................................  A-37
  Section 5.12. Employee Plans and Benefit Arrangements.....  A-37
  Section 5.13. Section 16b Approvals.......................  A-38
  Section 5.14. Bylaw Amendment.............................  A-38
ARTICLE VI  CONDITIONS TO THE MERGER........................  A-38
  Section 6.1.  Conditions to Each Party's Obligation to
     Effect the Merger......................................  A-38
  Section 6.2.  Conditions to Obligations of Jupiter to
     Effect the Merger......................................  A-39
  Section 6.3.  Conditions to Obligations of Media Metrix to
     Effect the Merger......................................  A-39
ARTICLE VII  TERMINATION, WAIVER, AMENDMENT AND CLOSING.....  A-40
  Section 7.1.  Termination or Abandonment..................  A-40
  Section 7.2.  Effect of Termination.......................  A-41
  Section 7.3.  Termination Fee Payments....................  A-41

                                                              PAGE
                                                              ----
ARTICLE VIII  MISCELLANEOUS.................................  A-43
  Section 8.1.  No Survival of Representations and
     Warranties.............................................  A-43
  Section 8.2.  Expenses....................................  A-43
  Section 8.3.  Counterparts; Effectiveness.................  A-43
  Section 8.4.  Governing Law...............................  A-43
  Section 8.5.  Notices.....................................  A-43
  Section 8.6.  Assignment; Binding Effect..................  A-44
  Section 8.7.  Severability................................  A-44
  Section 8.8.  Enforcement of Agreement....................  A-44
  Section 8.9.  Miscellaneous...............................  A-44
  Section 8.10. Interpretation; Definitions.................  A-44
EXHIBIT A  Form of Certificate of Incorporation of Surviving
           Corporation

                             INDEX OF DEFINED TERMS

TERM                                                            SECTION
----                                                          -----------
affiliate...................................................     8.10
Agreement...................................................   Preamble
Certificate of Merger.......................................      1.3
Closing.....................................................      1.2
Closing Date................................................      1.2
Code........................................................   Recitals
company.....................................................    5.7(a)
Competing Transaction.......................................    5.7(a)
Confidentiality Agreement...................................      5.2
Contract....................................................    3.3(b)
Decrees.....................................................    3.6(b)
Delaware Secretary of State.................................      1.3
DGCL........................................................      1.1
Effective Time..............................................      1.3
Employee....................................................    3.7(a)
Encumbrances................................................    3.1(b)
ERISA.......................................................    3.7(d)
Exchange Act................................................    3.3(c)
Exchange Agent..............................................    2.3(a)
Exchange Fund...............................................    2.3(a)
Exchange Ratio..............................................    2.1(c)
GAAP........................................................      3.4
Governmental Entity.........................................    3.3(c)
HSR Act.....................................................    3.3(c)
Indemnified Parties.........................................    5.9(a)
Intellectual Property Rights................................    3.11(k)
Joint Proxy Statement.......................................    5.3(b)
Jupiter.....................................................   Preamble
Jupiter Affiliated Group....................................    5.13(b)
Jupiter Board Recommendation................................    3.3(a)
Jupiter Business Combination................................    7.3(d)
Jupiter Compensation and Benefit Plans......................    3.7(a)
Jupiter Contract............................................    3.3(b)
Jupiter Designees...........................................     5.11
Jupiter Disclosure Letter...................................  Article III
Jupiter ERISA Affiliate.....................................    3.7(f)
Jupiter ESPP................................................    2.5(c)
Jupiter Intellectual Property...............................    3.11(k)
Jupiter Intellectual Property Licenses......................    3.11(b)
Jupiter Meeting.............................................    5.3(a)
Jupiter Option..............................................    2.5(a)
Jupiter Pension Plan........................................    3.7(d)
Jupiter Plans...............................................    2.5(a)

TERM                                                            SECTION
----                                                          -----------
Jupiter Preferred Stock.....................................    3.2(a)
Jupiter SEC Reports.........................................      3.4
Jupiter Shares..............................................    2.1(a)
Jupiter Stock Certificate...................................    2.1(d)
Jupiter Termination Fee.....................................    7.3(a)
Jupiter Triggering Event....................................    7.3(a)
Jupiter's 1999 Form 10-K....................................    3.1(a)
Jupiter's First Quarter 2000 Form 10-Q......................      3.5
Laws........................................................    3.6(a)
Material Adverse Effect.....................................    3.1(a)
Media Metrix................................................   Preamble
Media Metrix Board Recommendation...........................    4.3(a)
Media Metrix Business Combination...........................    7.3(e)
Media Metrix Common Stock...................................    2.1(c)
Media Metrix Compensation and Benefit Plans.................    4.7(a)
Media Metrix Contract.......................................    4.3(b)
Media Metrix Designees......................................     5.11
Media Metrix Disclosure Letter..............................  Article IV
Media Metrix ERISA Affiliate................................    4.7(e)
Media Metrix Exchange Option................................    2.5(a)
Media Metrix Intellectual Property..........................    4.11(g)
Media Metrix Intellectual Property Licenses.................    4.11(b)
Media Metrix Meeting........................................    5.3(a)
Media Metrix Pension Plan...................................    4.7(c)
Media Metrix Preferred Stock................................      4.2
Media Metrix SEC Reports....................................      4.4
Media Metrix Stockholder Proposals..........................    5.3(a)
Media Metrix Termination Fee................................    7.3(b)
Media Metrix Triggering Event...............................    7.3(b)
Media Metrix's 1999 Form 10-K...............................      4.1
Media Metrix's First Quarter 2000 Form 10-Q.................      4.5
Merger......................................................   Recitals
Merger Consideration........................................    5.7(d)
Merger Sub..................................................   Preamble
Morgan Stanley..............................................     3.16
Multiemployer Plan..........................................    3.7(h)
Nasdaq......................................................      2.2
person......................................................     8.10
Recommendation..............................................    5.3(a)
Registration Statement......................................    5.3(b)
SEC.........................................................      3.4
Securities Act..............................................    3.3(c)
Share Arrangements..........................................    3.1(b)
Stockholders Meeting........................................    5.3(a)

TERM                                                            SECTION
----                                                          -----------
Subsidiaries................................................     8.10
Superior Transaction........................................    5.7(d)
Surviving Corporation.......................................      1.1
Takeover Laws...............................................     3.17
Tax Return..................................................     3.14
Taxes.......................................................     3.14
Third Party.................................................    5.7(a)
Thomas Weisel...............................................     4.16

     THIS AGREEMENT AND PLAN OF MERGER, dated as of June 26, 2000 (this "Agreement"), is among Media Metrix, Inc., a Delaware corporation ("Media Metrix"), MMX Acquisition Corp., a Delaware corporation ("Merger Sub"), and Jupiter Communications, Inc., a Delaware corporation ("Jupiter").

     WHEREAS, the respective Boards of Directors of Media Metrix, Merger Sub and Jupiter have approved and have declared advisable the merger of Merger Sub with and into Jupiter (the "Merger"), upon the terms and subject to the conditions set forth herein, and have determined that the Merger and the other transactions contemplated hereby are consistent with, and in furtherance of, their respective business strategies and goals and are in the best interests of the companies and their respective stockholders;

     WHEREAS, the parties intend that the Merger constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

     WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

     NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties hereby agree as follows:

                                   ARTICLE I

                                   THE MERGER

     Section 1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), Merger Sub shall be merged with and into Jupiter at the Effective Time (as defined in Section 1.3). Following the Effective Time, the separate corporate existence of Merger Sub shall cease and Jupiter shall be the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL.

     Section 1.2. Closing.

     The closing of the Merger (the "Closing") will take place at 10:00 a.m., local time, at the offices of Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, New York 10004 on a date to be specified by the parties, which shall be no later than the second business day after the first date that all of the conditions set forth in Sections 6.1(a) through (e) have been satisfied or waived, unless another place, time or date is agreed to by the parties hereto (such time on such date, the "Closing Date").

     Section 1.3. Effective Time.

     Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties (i) shall file with the Secretary of State for the State of Delaware (the "Delaware Secretary of State") a certificate of merger or other appropriate documents (the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL and (ii) shall make all other filings or recordings required under the DGCL necessary to effect the Merger. The Merger shall become effective at the time of the filing of the Certificate of Merger with the Delaware Secretary of State in accordance with the DGCL, or at such subsequent date or time as Media Metrix and Jupiter shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the "Effective Time").

     Section 1.4. Effects of the Merger.

     The Merger shall have the effects set forth in Section 259 of the DGCL.

     Section 1.5. Certificate of Incorporation and Bylaws.

     (a) The certificate of incorporation of Jupiter shall be amended as of the Effective Time to read in its entirety as set forth on Exhibit A and as so amended shall constitute the certificate of incorporation of the Surviving Corporation until thereafter amended.

     (b) The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be adopted as the bylaws of the Surviving Corporation until thereafter amended.

     Section 1.6. Directors; Officers.

     The directors and officers of Merger Sub at the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation until their respective successors are duly elected and qualified.

                                   ARTICLE II

                    EFFECT OF THE MERGER ON THE STOCK OF THE
               CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

     Section 2.1. Conversion of Securities.

     At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Jupiter or their respective stockholders:

          (a) Each share of common stock, par value $0.001 per share, of Jupiter ("Jupiter Shares") held in the treasury of Jupiter and each Jupiter Share owned by Media Metrix or any direct or indirect wholly owned Subsidiary (as defined in Section 8.10) of Media Metrix or of Jupiter immediately prior to the Effective Time shall be canceled and extinguished, without any conversion thereof, and no payment shall be made with respect thereto.

          (b) Each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued fully paid and non-assessable share of common stock of the Surviving Corporation, and the Surviving Corporation shall be a wholly owned Subsidiary of Media Metrix.

          (c) Subject to the other provisions of this Section 2.1, each Jupiter Share issued and outstanding immediately prior to the Effective Time shall, except as otherwise provided in Section 2.1(a), be converted into the right to receive 0.946 share (the "Exchange Ratio") of common stock, par value $.01 per share, of Media Metrix ("Media Metrix Common Stock"). The shares of Media Metrix Common Stock to be received as consideration pursuant to the Merger with respect to Jupiter Shares, together with cash in lieu of fractional shares of Media Metrix Common Stock as specified in Section 2.2, is referred to herein as the "Merger Consideration."

          (d) From and after the Effective Time, all Jupiter Shares converted in accordance with Section 2.1(c) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate evidencing any Jupiter Shares outstanding immediately prior to the Effective Time (a "Jupiter Stock Certificate") shall cease to have any rights with respect thereto except the right to receive the Merger Consideration in respect thereof. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with Section 2.1(b).

          (e) If, between the date of this Agreement and the Effective Time, the outstanding shares of Media Metrix Common Stock shall have been changed into a different number of shares by reason of any stock dividend, stock split, reclassification, recapitalization, stock combination or other similar change with respect to the Media Metrix Common Stock, the Exchange Ratio shall correspondingly be adjusted to reflect such stock dividend, stock split, reclassification, recapitalization, stock combination or other similar change.

     Section 2.2. Fractional Shares.

     No fractional shares of Media Metrix Common Stock shall be issued as a result of the conversion provided for in Section 2.1(c). In lieu of any such fractional shares, the holder of a Jupiter Stock Certificate, upon surrender thereof for exchange pursuant to Section 2.3, shall be entitled to receive a cash payment therefor (without interest) in an amount determined by multiplying
(x) the closing price of a share of Media Metrix Common Stock as reported on the Nasdaq National Market ("Nasdaq") Composite Tape on the last full trading day immediately prior to the Closing Date by (y) the fractional interest to which such holder would otherwise be entitled. Such payment with respect to fractional shares is merely intended to provide a mechanical rounding off of, and is not a separately bargained for, consideration. If more than one Jupiter Stock Certificate shall be surrendered for the account of the same holder, the number of shares of Media Metrix Common Stock to be issued to such holder in exchange for the Jupiter Stock Certificates which have been surrendered shall be computed on the basis of the aggregate number of shares represented by all of the Jupiter Stock Certificates surrendered for the account of such holder. Any payment owed with respect to fractional shares shall be rounded to the nearest cent.

     Section 2.3. Exchange of Certificates.

     (a) Media Metrix shall, promptly following the Effective Time, deposit with an exchange agent designated by Media Metrix and reasonably acceptable to Jupiter (the "Exchange Agent"), for the benefit of the holders of Jupiter Shares, for exchange in accordance with this Section 2.3, certificates representing shares of Media Metrix Common Stock issuable pursuant to Section 2.1(c) in exchange for outstanding Jupiter Shares and shall from time to time, as needed, deposit cash in an amount required to be paid pursuant to Section 2.2 (such shares of Media Metrix Common Stock and cash being hereinafter referred to as the "Exchange Fund").

     (b) As soon as reasonably practicable after the Effective Time, Media Metrix will instruct the Exchange Agent to mail to each holder of record of Jupiter Stock Certificates whose shares were converted into the right to receive shares of Media Metrix Common Stock pursuant to Section 2.1(c), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Jupiter Stock Certificates shall pass, only upon proper delivery of Jupiter Stock Certificates to the Exchange Agent and shall be in such form and have such other provisions as Media Metrix and Jupiter may reasonably specify, including offering holders of Jupiter Stock Certificates the ability to hold their shares of Media Metrix Common Stock in book entry form in lieu of the certificates provided for below) and (ii) instructions for use in effecting the surrender of Jupiter Stock Certificates in exchange for certificates evidencing shares of Media Metrix Common Stock. Upon surrender to the Exchange Agent of a Jupiter Stock Certificate for cancellation, together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Jupiter Stock Certificate shall be entitled to receive in exchange therefor (A) certificates evidencing that number of whole shares of Media Metrix Common Stock which such holder has the right to receive in respect of Jupiter Shares formerly evidenced by such Jupiter Stock Certificate in accordance with Section 2.1(c) in such denominations and registered in such names as such holder may request and
(B) cash in lieu of fractional shares of Media Metrix Common Stock, if any, and unpaid dividends and distributions, if any, which such holder is entitled pursuant to Section 2.3(c), and the Jupiter Stock Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Jupiter Shares which is not registered in the transfer records of Jupiter, a certificate evidencing the proper number of shares of Media Metrix Common Stock and/or cash may be issued and/or paid in accordance with this Article II to a transferee if the Jupiter Stock Certificate evidencing such Jupiter Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.3, each Jupiter Stock Certificate shall be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the Merger Consideration payable in respect thereof.

     (c) Notwithstanding any other provisions of this Agreement, no dividends or other distributions declared or made after the Effective Time with respect to any shares of Media Metrix Common Stock and having a record date after the Effective Time shall be paid to the holder of any unsurrendered Jupiter Stock Certificate unless the holder shall first have surrendered such Jupiter Stock Certificate as provided in this Section 2.3.

     (d) All shares of Media Metrix Common Stock issued and cash paid upon the surrender for exchange of Jupiter Stock Certificates in accordance with the terms of this Article II shall be deemed to have been issued and paid, respectively, in full satisfaction of all rights pertaining to the Jupiter Shares theretofore represented by such Jupiter Stock Certificates.

     (e) Any portion of the Exchange Fund which remains undistributed to the holders of Jupiter Shares for six months after the Effective Time shall be delivered to Media Metrix, upon demand, and any holders of Jupiter Shares who have not theretofore complied with this Article II shall thereafter look only to Media Metrix for payment of their claim for the Merger Consideration payable in respect thereof.

     (f) None of Media Metrix, Jupiter, Merger Sub, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any shares of Media Metrix Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Jupiter Stock Certificate shall not have been surrendered prior to seven years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration payable in respect of the Jupiter Shares evidenced by such Jupiter Stock Certificates, or any dividends or distributions with respect to such Merger Consideration, would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 3.3)), any such Merger Consideration (and any such dividends or distributions) shall, to the extent permitted by applicable law, become the property of the Surviving Corporation free and clear of all claims or interest of any person previously entitled thereto.

     (g) Media Metrix and Merger Sub shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Jupiter Shares such amounts as Media Metrix or Merger Sub is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law (as such terms are defined in Sections 3.14 and 3.6, respectively). To the extent that amounts are so withheld by Media Metrix or Merger Sub, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Jupiter Shares in respect of which such deduction and withholding was made by Media Metrix or Merger Sub.

     (h) If any Jupiter Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Jupiter Stock Certificate to be lost, stolen or destroyed and, if required by Media Metrix, the posting by such person of a bond in such reasonable amount as Media Metrix may direct as indemnity against any claim that may be made against it with respect to such Jupiter Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Jupiter Stock Certificate the Merger Consideration payable in respect thereof pursuant to this
Article II.

     Section 2.4. Stock Transfer Books.

     There shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Jupiter Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Jupiter Stock Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this
Article II, except as otherwise provided by Law.

     Section 2.5. Treatment of Jupiter Stock Options.

     (a) Prior to the Effective Time, Media Metrix and Jupiter shall take all such actions as may be necessary to cause (i) each outstanding option to acquire Jupiter Shares under Jupiter's 1997 Employee Stock Option Plan or Jupiter's 1999 Stock Incentive Plan (the "Jupiter Plans") and (ii) each other

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outstanding option to purchase Jupiter Shares granted as compensation for services to Jupiter or any of its Subsidiaries (each option described in clause
(i) or (ii), a "Jupiter Option") to be automatically converted at the Effective Time into an option (a "Media Metrix Exchange Option") to purchase that number of shares of Media Metrix Common Stock equal to the number of Jupiter Shares issuable immediately prior to the Effective Time upon exercise of such Jupiter Option (without regard to actual restrictions on exercisability) multiplied by the Exchange Ratio, with an exercise price equal to the exercise price which was in effect under such Jupiter Option immediately prior to the Effective Time divided by the Exchange Ratio, and with such Media Metrix Exchange Option being otherwise subject to the same terms and conditions as the terms and conditions of such Jupiter Option immediately before the Effective Time. It is the intention of the parties that the options so assumed by Media Metrix qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code if and to the extent such options qualified as incentive stock options prior to the Effective Time. In connection with the issuance of Media Metrix Exchange Options, Media Metrix shall (i) reserve for issuance the aggregate number of shares of Media Metrix Common Stock that will become subject to Media Metrix Exchange Options pursuant to this Section 2.5, (ii) from and after the Effective Time, upon exercise of Media Metrix Exchange Options, make available for issuance all shares of Media Metrix Common Stock covered thereby, subject to the terms and conditions applicable thereto, and (iii) within 10 days following the Effective Time, file a registration statement on Form S-8 covering the shares to be issued upon exercise of the Media Metrix Exchange Options.

     (b) For each Jupiter Option that is converted into a Media Metrix Exchange Option in accordance with this Section 2.5, Jupiter shall ensure that no action is taken (including by the Board of Directors of Jupiter) which could result in all or any portion of such Media Metrix Exchange Option becoming exercisable on or after the Effective Time sooner than under the schedule as to exercisability applicable to such Jupiter Option as in effect prior to the Effective Time.

     (c) Jupiter hereby represents and warrants that it has taken all steps necessary under Jupiter's 1999 Employee Stock Purchase Plan (the "Jupiter ESPP") such that (i) following the date hereof, no person who is not then a participant in the Jupiter ESPP shall be allowed to participate therein, and (ii) the "Purchase Interval" (as defined in the Jupiter ESPP) during which the Effective Time occurs shall be the final Purchase Interval. At the "Purchase Date" (as defined in the Jupiter ESPP) applicable to such final Purchase Interval (which shall occur not later than the day prior to the Effective Time), (x) all payroll deductions theretofore taken for purchases under the Jupiter ESPP shall be applied to the purchase of Jupiter Shares, (y) no further purchase rights shall exist under the Jupiter ESPP Plan and (z) the Jupiter ESPP shall terminate. As soon as practicable following the Effective Time, Media Metrix shall cause the Surviving Corporation to refund (without interest) any payroll deductions held under the Jupiter ESPP and not applied to the purchase of Jupiter Shares. At the Effective Time, the Surviving Corporation and its Subsidiaries shall become participating employers under Media Metrix's 2000 Employee Stock Purchase Plan.

     Section 2.6. Investment of Exchange Fund.

     The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Media Metrix, on a daily basis. Any interest and other income resulting from such investments shall be paid to Media Metrix upon termination of the Exchange Fund pursuant to Section 2.3(e).

     Section 2.7. Appraisal Rights.

     In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Jupiter Shares in connection with the Merger.

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                                  ARTICLE III

                   REPRESENTATIONS AND WARRANTIES OF JUPITER

     Jupiter represents and warrants to Media Metrix and Merger Sub that, except as set forth in the corresponding sections or subsections of the Disclosure Letter delivered to Media Metrix by Jupiter concurrently with entering into this Agreement (the "Jupiter Disclosure Letter") (all references to Jupiter in this
Article III being deemed to include reference to its predecessor, unless the context otherwise requires):

     Section 3.1. Organization, Qualification, Etc.

     (a) Jupiter is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has the corporate power and authority to own its assets and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its assets or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect (as hereinafter defined) on Jupiter. As used in this Agreement, any reference to any state of facts, event, change or effect having a "Material Adverse Effect" on or with respect to Jupiter or Media Metrix, as the case may be, means such state of facts, event, change or effect that (i) has had, or would reasonably be expected to have, a material adverse effect on the assets, liabilities, business, results of operations or financial condition of Jupiter and its Subsidiaries, taken as a whole, or Media Metrix and its Subsidiaries, taken as a whole, as the case may be, or (ii) would reasonably be expected to prevent or substantially delay consummation of the transactions contemplated by this Agreement; provided that none of the following shall be taken into account in determining whether there has been or will be a Material Adverse Effect: (x) any change in the market price or trading volume of Jupiter's stock or Media Metrix's stock, as the case may be, after the date hereof; (y) any adverse effect on Jupiter or Media Metrix, as the case may be, attributable solely to conditions affecting the industries in which Jupiter or Media Metrix, as the case may be, participates, the U.S. economy as a whole or foreign economies in any locations where Jupiter or Media Metrix, as the case may be, or any of their respective Subsidiaries has material operations or sales (and not having a materially disproportionate effect on Jupiter or Media Metrix, as the case may be); or (z) any adverse effect arising solely from or relating solely to any change in accounting requirements or principles or any change in applicable rules or regulations or the interpretation thereof. The copies of Jupiter's certificate of incorporation and bylaws filed or incorporated by reference in Jupiter's Annual Report on Form 10-K for the year ended December 31, 1999 ("Jupiter's 1999 Form 10-K") are complete and correct and in full force and effect on the date hereof.

     (b) Each of Jupiter's Subsidiaries is an entity duly organized, validly existing and in good standing (where applicable) under the Laws of its jurisdiction of incorporation or organization, has the power and authority to own its assets and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its assets or the conduct of its business requires such qualification, except for jurisdictions where the failure to be so organized, existing, qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Jupiter. All the outstanding shares of capital stock of, or other ownership interests in, Jupiter's Subsidiaries are validly issued, fully paid and non-assessable and are owned by Jupiter, and such ownership is free and clear of all liens, claims, charges or encumbrances of any kind ("Encumbrances"). There are no existing options, rights of first refusal, conversion rights, preemptive rights, calls, commitments, arrangements or obligations of any kind ("Share Arrangements") relating to the issued or unissued capital stock or other securities of, or other ownership interests in, any Subsidiary of Jupiter. None of the certificates of incorporation or bylaws or other organizational documents of any of Jupiter's Subsidiaries purport to grant rights to any person other than (1) customary rights with respect to corporate governance given to all stockholders pro rata in accordance with their holdings and (2) customary rights of indemnification of directors and officers. Jupiter has delivered to Media Metrix

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complete and correct copies of the certificate of incorporation and bylaws or other organizational documents of each of Jupiter's Subsidiaries.

     (c) A complete listing of Jupiter's Subsidiaries is set forth in Section 3.1(c) of the Jupiter Disclosure Letter. Except as set forth in Section 3.1(c) of the Jupiter Disclosure Letter, Jupiter does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture, business association or other person.

     Section 3.2. Capital Stock.

     (a) The authorized stock of Jupiter consists of 100,000,000 Jupiter Shares and 5,000,000 shares of preferred stock, par value $.001 per share (the "Jupiter Preferred Stock"). As of June 22, 2000, 15,549,572 Jupiter Shares and no shares of Jupiter Preferred Stock were issued and outstanding and no Jupiter Shares were held in treasury. All of the outstanding Jupiter Shares have been validly issued and are fully paid and non-assessable. As of June 22, 2000, there were no outstanding Share Arrangements relating to the issued or unissued capital stock or other securities of, or other ownership interests in, Jupiter, other than:

          (i) options to purchase 2,503,744 Jupiter Shares granted on or prior to such date pursuant to Jupiter's 1997 Employee Stock Option Plan;

          (ii) options to purchase 1,612,415 Jupiter Shares granted on or prior to such date pursuant to Jupiter's 1999 Stock Incentive Plan;

          (iii) rights to purchase a maximum of 434,534 Jupiter Shares pursuant to the Jupiter ESPP; and

          (iv) convertible promissory notes in the aggregate principal amount of $1,174,454, due January 7, 2001.

     (b) Since June 22, 2000, there have been no increases to any of the amounts set forth in Section 3.2(a), other than increases in the number of outstanding Jupiter Shares by reason of issuances of Jupiter Shares upon exercise of any of Jupiter Options enumerated in clauses (i) and (ii) of Section 3.2(a), which issuances have reduced the applicable number of Jupiter Options set forth in clauses (i) and (ii) of Section 3.2(a) by a corresponding amount, nor has Jupiter modified, amended or entered into new Share Arrangements relating to the issued or unissued capital stock or other securities of, or other ownership interests in, Jupiter.

     Section 3.3. Corporate Authority; No Violation.

     (a) Jupiter has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the performance by Jupiter of its obligations hereunder have been duly and validly authorized by the Board of Directors of Jupiter and, except for the adoption by its stockholders of this Agreement, no other corporate proceedings on the part of Jupiter are necessary to authorize this Agreement or the transactions contemplated hereby. The Board of Directors of Jupiter, at a meeting duly called and held at which a quorum was present throughout, has unanimously determined that the transactions contemplated by this Agreement are in the best interest of Jupiter and its stockholders and to recommend to such stockholders that they vote in favor of this Agreement and the Merger (the "Jupiter Board Recommendation"). The Jupiter Board Recommendation has not been revoked or modified. This Agreement has been duly and validly executed and delivered by Jupiter and, assuming this Agreement constitutes a valid and binding agreement of the other parties hereto, constitutes a valid and binding agreement of Jupiter, enforceable against Jupiter in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies).

     (b) The execution, delivery and performance of this Agreement by Jupiter does not, and the consummation by Jupiter of the Merger and the other transactions contemplated hereby will not, constitute or result in (with or without notice, lapse of time or both) (i) a breach or violation of, or a default under, or the creation of any rights in favor of any party under, the certificate of incorporation or bylaws of Jupiter or the comparable governing instruments of any of its Subsidiaries, (ii) a breach or violation of, or a default under, or an acceleration of any obligations under, or the creation of any Encumbrance on the assets of Jupiter or any of its Subsidiaries pursuant to, any agreement, lease, contract, commitment, note, mortgage, indenture, arrangement, nongovernmental permit or license or other obligation (each, a "Contract") binding upon Jupiter or any of its Subsidiaries (each, a "Jupiter Contract") or (provided, as to consummation, the filings and notices are made, and approvals are obtained, as referred to in
Section 3.3(c)) any applicable Law or Decree (as defined in Section 3.6) or governmental permit or license to which Jupiter or any of its Subsidiaries is subject, or (iii) any change in the rights or obligations of any party under any of the Jupiter Contracts, except for any breach, violation, default, acceleration, creation of rights or Encumbrances or change that would not, individually or in the aggregate, have a Material Adverse Effect on Jupiter.

     (c) Other than in connection with or in compliance with the provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act"), and the securities or blue sky Laws of the various states and other than the filing of the Certificate of Merger with the Delaware Secretary of State, no authorization, consent or approval of, or filing with, any governmental, administrative or regulatory body or authority ("Governmental Entity") is necessary for the consummation by Jupiter of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not, individually or in the aggregate, have a Material Adverse Effect on Jupiter.

     Section 3.4. Reports and Financial Statements.

     Jupiter has timely filed with the Securities and Exchange Commission (the "SEC") all forms, reports, schedules, statements and other documents required to be filed by it since October 7, 1999 under the Securities Act or the Exchange Act (such documents, as supplemented or amended since the time of filing, the "Jupiter SEC Reports"). As of their respective dates, the Jupiter SEC Reports, including any financial statements or schedules included or incorporated by reference therein, at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) (i) complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act (including requirements as to the filing of Exhibits), and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited consolidated interim financial statements included or incorporated by reference in the Jupiter SEC Reports (including any related notes and schedules) fairly present, in all material respects, the financial position of Jupiter and its consolidated Subsidiaries as of the dates thereof and the results of their operations and their cash flows and other information included therein for the periods set forth therein, in each case in accordance with generally accepted accounting principles in the United States ("GAAP") consistently applied during the periods involved (except as otherwise disclosed in the notes thereto) and subject, in the case of the interim financial statements, to normal year-end adjustments that would not, individually or in the aggregate, be material in amount or effect.

     Section 3.5. No Undisclosed Liabilities.

     Neither Jupiter nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise (and whether or not the subject of any other representation or warranty hereunder), except (a) liabilities or obligations reserved against or disclosed in the unaudited consolidated interim financial statements of Jupiter as of and for the three months ended March 31, 2000 contained in Jupiter's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 ("Jupiter's First Quarter 2000 Form 10-Q") or disclosed in the footnotes thereto or in the footnotes to the audited

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

consolidated financial statements of Jupiter as of and for the fiscal year ended December 31, 1999 included in Jupiter's 1999 Form 10-K or otherwise disclosed in Jupiter's First Quarter 2000 Form 10-Q or Jupiter's 1999 Form 10-K (other than the financial statements contained therein) (in each case, in the amount or of the magnitude so reserved against or disclosed), and (b) liabilities or obligations which would not, individually or in the aggregate, have a Material Adverse Effect on Jupiter.

     Section 3.6. Compliance with Laws.

     Jupiter and each of its Subsidiaries each:

          (a) conducts its businesses in compliance with all federal, state, local and foreign statutes and laws, and all regulations, ordinances and rules promulgated thereunder (collectively, "Laws") applicable thereto or to its Employees;

          (b) is not subject to any judgment, order, ruling, injunction or decree of any court or Governmental Entity (collectively, "Decrees");

          (c) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to conduct its businesses substantially as presently conducted; all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to Jupiter's knowledge, no suspension or cancellation of any of them is threatened; and

          (d) has received, since December 31, 1998, no notification or communication from any Governmental Entity (i) asserting that it is not in compliance with any Laws or Decrees, (ii) threatening to revoke any permit, license, authorization, order or approval, or (iii) failing to approve any proposed acquisition, or stating the intention not to approve any acquisition proposed to be effected by it within a certain time period or indefinitely;

except where the failure of any of the foregoing to be true would not, individually or in the aggregate, have a Material Adverse Effect on Jupiter.

     Section 3.7. Employee Benefit Plans.

     (a) Section 3.7 of the Jupiter Disclosure Letter contains a complete list of (i) all bonus, vacation, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option, incentive, severance or change-in-control plans or other similar Contracts, (ii) all employment Contracts, (iii) all medical, dental, disability, health and life insurance plans or other Contracts, and (iv) all other employee benefit and fringe benefit plans or other Contracts, in the case of each of (i) through (iv) maintained or contributed to by Jupiter or any of its Subsidiaries for the benefit of any of the current or former officers, employees, directors or consultants (each of such persons, former or current, an "Employee") of Jupiter or any of its Subsidiaries or the beneficiaries of any of the foregoing, or pursuant to which Jupiter or any of its Subsidiaries may have any liability (collectively, the "Jupiter Compensation and Benefit Plans"), but excluding for scheduling purposes any Jupiter Compensation and Benefit Plan which is not material.

     (b) Jupiter has provided or made available to Media Metrix copies of all Jupiter Compensation and Benefit Plans listed on Section 3.7 of the Jupiter Disclosure Letter, including all amendments thereto, and, with respect to each of the Jupiter Compensation and Benefit Plans, as applicable, the trust documents, determination, opinion and notification letters issued by the Internal Revenue Service, summary plan descriptions, employee booklets, most recent nondiscrimination tests, most recent annual reports (Form 5500), COBRA forms and notices, correspondence or inquiries by the Internal Revenue Service or the Department of Labor, material written Contracts, including administrative service agreements, group annuity contracts and group insurance contracts, and material employee communications, and all of such copies are true and correct.

     (c) Section 3.7 of the Jupiter Disclosure Letter sets forth a complete and correct list of each Employee of Jupiter or any of its Subsidiaries who holds any Jupiter Option as of the date of this

Agreement, together with the number of Jupiter Shares subject to such Jupiter Option, the exercise price of such Jupiter Option, the exercisable and unexercisable portion of such Jupiter Option, and the expiration date of such Jupiter Option. In addition, Section 3.7 of the Jupiter Disclosure Letter sets forth, in the aggregate, the number of Jupiter Shares underlying (i) any other rights under any Jupiter Compensation and Benefit Plan (other than plans that are qualified plans under Section 401(a) of the Code) to receive Jupiter Shares and (ii) compensation based on the value of Jupiter Shares.

     (d) Each Jupiter Compensation and Benefit Plan has been and is being administered in accordance with the terms thereof and all applicable Law except where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect on Jupiter. Each Jupiter Compensation and Benefit Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (each such plan, a "Jupiter Pension Plan") and is intended to be qualified under
Section 401(a) of the Code is so qualified and has received a favorable determination letter (or opinion or notification letter, if applicable) from the Internal Revenue Service or there is a period of time remaining under applicable Internal Revenue Service regulations or pronouncements in which to apply for such a letter and make any amendments necessary to obtain a favorable determination as to the qualified status of each such Jupiter Pension Plan, and Jupiter is not aware of any circumstances which could result in the revocation or denial of any such favorable determination letter. To Jupiter's knowledge, no "prohibited transaction," within the meaning of Section 4975 of the Code or
Section 406 of ERISA, has occurred with respect to any Jupiter Compensation and Benefit Plan that could result in liability to Jupiter or any of its Subsidiaries. There is no pending or, to Jupiter's knowledge, threatened Litigation relating to the employment, termination of employment, compensation or employee benefits of any Employee of Jupiter or any of its Subsidiaries which, if determined adversely to Jupiter or any of its Subsidiaries, would, individually or in the aggregate, have a Material Adverse Effect on Jupiter.

     (e) No Jupiter Compensation and Benefit Plan promises or provides retiree medical or other retiree welfare benefits to any person, other than health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA.

     (f) No material liability under Title IV of ERISA has been or is reasonably expected to be incurred by Jupiter or any of its Subsidiaries or any entity which is considered one employer with Jupiter under Section 4001(a)(15) of ERISA or Section 414 of the Code (any such entity, a "Jupiter ERISA Affiliate"), other than such liabilities that have been previously satisfied.

     (g) All contributions, premiums and payments required to be made under the terms of any Jupiter Compensation and Benefit Plan have been made, except where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect on Jupiter. Neither any Jupiter Pension Plan nor any single-employer plan of a Jupiter ERISA Affiliate is a "defined benefit plan" within the meaning of Section 3(35) of ERISA.

     (h) Neither Jupiter nor any of its Subsidiaries contributes to or is required to contribute to, or has ever contributed to or been required to contribute to, any "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA (a "Multiemployer Plan").

     (i) The execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) (i) constitute an event under any Jupiter Compensation and Benefit Plan, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee, (ii) result in the triggering or imposition of any material restrictions or limitations on the ability of any Jupiter Compensation and Benefit Plan to be amended or terminated in accordance with its terms as in effect on the date hereof or (iii) result in any payment or benefit that will or may be made by Jupiter, any of its Subsidiaries, Media Metrix or any of their respective affiliates that will be characterized as an "excess parachute payment" within the meaning of Section 280G(b)(1) of the Code.

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

     (j) In the event that any individual is classified by Jupiter or any of its Subsidiaries as a non-employee (such as an independent contractor, leased employee, consultant or special consultant) and is later reclassified as an employee upon governmental or judicial review, notwithstanding such reclassification, no such individual shall be eligible to participate in any Jupiter Compensation and Benefit Plan, except where such eligibility would not, individually or in the aggregate, have a Material Adverse Effect on Jupiter.

     (k) The contributions of Jupiter and its Subsidiaries to any trust described in Section 501(c)(9) of the Code have complied with Section 419A of the Code (if applicable).

     Section 3.8. Absence of Certain Changes or Events.

     Since March 31, 2000, (a) the businesses of Jupiter and its Subsidiaries have been conducted in all material respects in the ordinary course consistent with past practice, (b) Jupiter and its Subsidiaries have not engaged in any material transaction or series of related transactions other than in the ordinary course consistent with past practice, (c) there has not been any event, occurrence or development, alone or taken together with all other existing facts, that, individually or in the aggregate, would have a Material Adverse Effect on Jupiter, and (d) neither Jupiter nor any of its Subsidiaries has taken, or failed to take, any action which, if taken or failed to be taken on or after the date hereof, would constitute a breach of Section 5.1(a).

     Section 3.9. Litigation.

     There is no Litigation pending, or, to Jupiter's knowledge, threatened, against or affecting Jupiter or any of its Subsidiaries or any of their respective properties, at law or in equity or before any Governmental Entity, which, if determined adversely to Jupiter or such Subsidiary, would, individually or in the aggregate, have a Material Adverse Effect on Jupiter.

     Section 3.10. Title to Assets.

     Jupiter and its Subsidiaries own or hold under valid leases all the assets necessary for the conduct of their businesses as presently conducted, except where the failure to own or hold such assets would not, individually or in the aggregate, have a Material Adverse Effect on Jupiter.

     Section 3.11. Intellectual Property.

     (a) Section 3.11(a) of the Jupiter Disclosure Letter contains a true and complete list of all patents, patent applications, registered trademarks, trademark applications, trademarks, trade names, registered service marks, service mark applications, service marks, Internet domain name registrations, copyrights, copyright applications and copyright registrations of Jupiter or any of its Subsidiaries and all other applications, filings and formal actions made or taken pursuant to Law by Jupiter or any of its Subsidiaries to protect its interests in Jupiter Intellectual Property (as hereinafter defined).

     (b) All of the material Jupiter Intellectual Property which are licenses, sublicenses, permissions or other Contracts ("Jupiter Intellectual Property Licenses"), and the parties, date and term of each Jupiter Intellectual Property License are set forth in Section 3.11(b) of the Jupiter Disclosure Letter.

     (c) With respect to each item of the Jupiter Intellectual Property (including the Intellectual Property Rights set forth in Sections 3.11(a) and
(b) of the Jupiter Disclosure Letter) either (i) Jupiter or an affiliate of Jupiter is the sole and exclusive owner of, with all right, title and interest in and to (free and clear of any Encumbrances), such item of Jupiter Intellectual Property or (ii) Jupiter has full and unencumbered rights to use such item of Jupiter Intellectual Property pursuant to a valid and enforceable Jupiter Intellectual Property License (and is not contractually obligated to grant any rights or make any royalty or other payments to any third party in respect thereof). The Jupiter Intellectual Property includes all of the Intellectual Property Rights that are necessary for the conduct of the businesses of Jupiter and its Subsidiaries as currently conducted or currently contemplated to be conducted.

     (d) There is no pending or, to Jupiter's knowledge, threatened Litigation
(i) challenging the validity, effectiveness, legality, use, enforceability or ownership by Jupiter or any of its Subsidiaries of any Jupiter
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Intellectual Property or (ii) to the effect that Jupiter or any of its
Subsidiaries, the continued operation of their businesses as currently conducted and as currently contemplated to be conducted, or any of the Jupiter Intellectual Property or the exercise of any rights therein, infringes, interferes with, misappropriates or otherwise comes into conflict with any Intellectual Property Right of any person, which, if determined adversely to Jupiter or such Subsidiary, would, individually or in the aggregate, have a Material Adverse Effect on Jupiter, nor are there any valid grounds for any bona fide claim of any such kind. All items of Jupiter Intellectual Property are enforceable, valid, subsisting and in full force and effect, except where the failure of any of the foregoing to be true would not, individually or in the aggregate, have a Material Adverse Effect on Jupiter. To Jupiter's knowledge, there is no unauthorized use, infringement or misappropriation of, or any interference or conflict with, any Jupiter Intellectual Property by any person, including any Employee of Jupiter or any Subsidiary.

     (e) All Employees, agents and contractors who have contributed to or participated in the conception and development of Jupiter Intellectual Property on behalf of Jupiter or any of its Subsidiaries, have executed (i) nondisclosure agreements and (ii) have been a party to enforceable and appropriate instruments of assignment (including work for hire agreements with respect to any copyrights) in favor of Jupiter or one of its Subsidiaries in accordance with applicable Law, that have conveyed to Jupiter or one of its Subsidiaries full, effective, exclusive and original ownership in and to all Intellectual Property Rights arising from the efforts of such personnel.

     (f) Neither the execution, delivery and performance of this Agreement nor the consummation of the transactions contemplated hereby will cause the diminution, termination or forfeiture of or otherwise alter or impair any rights or interests of Jupiter or any of its Subsidiaries in and to any of the Jupiter Intellectual Property which would, individually or in the aggregate, have a Material Adverse Effect on Jupiter.

     (g) The term "Intellectual Property Rights" shall mean (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereon, and all patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, revisions, divisions, extensions and reexaminations thereof, (ii) all trademarks, service marks, trade dress, logos, trade names, domain names and corporate names, and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (iii) all copyrightable works, all copyrights, and all applications, registrations and renewals in connection therewith, (iv) all trade secrets and confidential business information (including but not limited to research and development, know-how, business models, formulas, compositions, manufacturing and production processes and techniques, statistical models, methods, schematics, technology, flowcharts, block diagrams, technical data, designs, drawings, specifications, process, customer and supplier lists, pricing and cost information, business and marketing plans and proposals, confidential information regarding or gathered from persons, and all design rights whether or not protected by patent, copyright or other protection), (v) all computer software (including data, databases and related documentation) in whatever form, (vi) all copies and tangible embodiments of any of the foregoing (in whatever form or medium) and
(vii) all licenses, sublicenses, permissions or other Contracts in connection with any of the foregoing. The term "Jupiter Intellectual Property" shall mean all Intellectual Property Rights which are used or are proposed to be used in connection with the conduct of the business of Jupiter or any of its Subsidiaries as currently conducted or currently contemplated to be conducted, and shall include any such Intellectual Property Rights which are owned by any affiliate of Jupiter.

     Section 3.12. Material Contracts.

     Neither Jupiter nor any of its Subsidiaries nor any other party is in breach of or in default under any Jupiter Contract except for such breaches and defaults which would not, individually or in the aggregate, have a Material Adverse Effect on Jupiter. Neither Jupiter nor any of its Subsidiaries is party to any Contract containing any provision or covenant limiting in any material respect the ability of Jupiter or any of its Subsidiaries to (a) sell any products or service of or to any other person, (b) engage in any line of business or (c) compete with or to obtain products or services from any person, or limiting the ability of

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any person to provide products or services to Jupiter or any of its
Subsidiaries. Jupiter has no further liability under the Third Amended and Restated Operating Agreement of Jupiter Communications, LLC or any predecessor Contract.

     Section 3.13. Labor Matters.

     Jupiter and its Subsidiaries do not have any labor Contracts (including any collective bargaining agreements) with any persons employed by Jupiter or any of its Subsidiaries or any persons otherwise performing services primarily for Jupiter or any of its Subsidiaries, nor is Jupiter or any of its Subsidiaries in the process of negotiating any such Contract. There is no labor strike, dispute or stoppage pending or, to Jupiter's knowledge, threatened against Jupiter or any of its Subsidiaries which, individually or in the aggregate, would have a Material Adverse Effect on Jupiter. Neither Jupiter nor any of its Subsidiaries is the subject of any Litigation asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) which Litigation, if determined adversely to Jupiter or such Subsidiary, would, individually or in the aggregate, have a Material Adverse Effect on Jupiter, or any Litigation seeking to compel it to bargain with any labor organization as to wages and conditions of employment. There are, to Jupiter's knowledge, no organizational efforts currently being made involving any of the employees of Jupiter or any of its Subsidiaries.

     Section 3.14. Tax Matters.

     (a) Jupiter and each of its Subsidiaries have (i) filed all federal, state, local and foreign Tax Returns (as hereinafter defined) required to be filed by them (taking into account extensions), (ii) paid or accrued all Taxes shown to be due on such Returns or which are otherwise due and payable and (iii) paid or accrued all Taxes for which a notice of assessment or collection has been received, except, in the case of clause (i), (ii) or (iii), for any such filings, payments or accruals which would not, individually or in the aggregate, have a Material Adverse Effect on Jupiter. Neither the Internal Revenue Service nor any other taxing authority has asserted in writing any claim for Taxes, or to Jupiter's knowledge, is threatening to assert any claims for Taxes, against Jupiter or any of its Subsidiaries which claims, if determined adversely to Jupiter or such Subsidiary, would, individually or in the aggregate, have a Material Adverse Effect on Jupiter. Jupiter and each of its Subsidiaries have withheld or collected and paid over to the appropriate Governmental Entities (or are properly holding for such payment) all Taxes required by Law to be withheld or collected. There are no outstanding Contracts extending or waiving the statutory period of limitation applicable to any material Tax Return of Jupiter or any of its Subsidiaries. Neither Jupiter nor any of its Subsidiaries has made an election under Section 341(f) of the Code. There are no Encumbrances for Taxes upon the assets of Jupiter or any of its Subsidiaries, other than Encumbrances for Taxes that are not yet due, Encumbrances that are being contested in good faith in accordance with applicable law and disclosed in
Section 3.14(a) of the Jupiter Disclosure Letter and Encumbrances which would not, individually or in the aggregate, have a Material Adverse Effect on Jupiter. Neither Jupiter nor any of its Subsidiaries (i) has any liability under Treasury Regulation Section 1.1502-6 or analogous state, local or foreign Law for any Taxes, other than for Taxes of Jupiter or its Subsidiaries or (ii) is a party to a Tax sharing or Tax indemnity Contract or any other Contract of a similar nature with any entity other than Jupiter or any of its Subsidiaries that remains in effect. No claim has been made in writing by a taxing authority in a jurisdiction where Jupiter or any of its Subsidiaries does not file Tax Returns that Jupiter or any of its Subsidiaries is or may be subject to taxation by that jurisdiction where such claim, if determined adversely to Jupiter or such Subsidiary, would, individually or in the aggregate, have a Material Adverse Effect on Jupiter. Neither Jupiter nor any of its Subsidiaries is the subject of any currently ongoing audit or examination with respect to Taxes, nor, to Jupiter's knowledge, has any such audit been threatened or proposed by any taxing authority.

     (b) Jupiter does not know of any fact relating to Jupiter or its stockholders that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

     For purposes of this Agreement: (i) "Taxes" shall mean any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional
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amounts imposed with respect thereto) imposed by any taxing authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem or value added, and includes any liability for Taxes of another person, as a transferee or successor, under Treasury Regulation Section 1.1502-6 or analogous provision of Law or otherwise; and (ii) "Tax Return" shall mean any return, report or similar statement (including the attached schedules) required to be filed with respect to any Tax, including any information return, claim for refund, amended return or declaration of estimated Tax.

     Section 3.15. Customers.

     No customers have cancelled or otherwise terminated (other than at the end of the stated term of their Contract with Jupiter or a Subsidiary of Jupiter) or decreased materially, or made any written threat to Jupiter or any Subsidiary to cancel or otherwise terminate or decrease materially, their relationship with Jupiter or such Subsidiary or their usage of the services or products of Jupiter or such Subsidiary, as the case may be, which cancellation, termination or decrease would, individually or in the aggregate, have a Material Adverse Effect on Jupiter.

     Section 3.16. Opinion of Financial Advisor.

     The Board of Directors of Jupiter has received the opinion of Morgan Stanley & Co., Inc. ("Morgan Stanley") to the effect that, as of the date of this Agreement, the Merger Consideration is fair to Jupiter's stockholders from a financial point of view, and such opinion has not been revoked or modified in any respect. A copy of the written opinion of Morgan Stanley to the foregoing effect will be delivered to Media Metrix as soon as practicable after the date of this Agreement.

     Section 3.17. Takeover Laws.

     Jupiter has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement is exempt from, the requirements of all applicable "moratorium," "control share", "fair price" and other anti-takeover Laws, including Section 203 of the DGCL (collectively, "Takeover Laws").

     Section 3.18. Required Vote of Jupiter Stockholders.

     The affirmative vote of the holders of a majority of the Jupiter Shares outstanding and entitled to vote at the Jupiter Meeting (as defined in Section 5.3) is required for the adoption (herein also sometimes referred to as "approval") of this Agreement. No other vote of the stockholders of Jupiter is required by Law, the certificate of incorporation or bylaws of Jupiter or otherwise in order for Jupiter to consummate the Merger and the other transactions contemplated hereby.

     Section 3.19. Finders or Brokers.

     Except for Morgan Stanley, a true and complete copy of whose engagement agreement has been provided to Media Metrix, neither Jupiter nor any of its Subsidiaries has employed any investment banker, broker, finder or intermediary who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES
                         OF MEDIA METRIX AND MERGER SUB

     Media Metrix and Merger Sub represent and warrant to Jupiter that, except as set forth in the corresponding sections or subsections of the Disclosure Letter delivered to Jupiter by Media Metrix concurrently with entering into this Agreement (the "Media Metrix Disclosure Letter") (all references to

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Media Metrix in this Article IV being deemed to include reference to its predecessor, unless the context otherwise requires):

     Section 4.1. Organization, Qualification, Etc.

     (a) Media Metrix is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has the corporate power and authority to own its assets and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its assets or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Media Metrix. The copies of Media Metrix's certificate of incorporation and bylaws filed or incorporated by reference in Media Metrix's Annual Report on Form 10-K for the year ended December 31, 1999 ("Media Metrix's 1999 Form 10-K") are complete and correct and in full force and effect on the date hereof.

     (b) Each of Media Metrix's Subsidiaries is an entity duly organized, validly existing and in good standing (where applicable) under the Laws of its jurisdiction of incorporation or organization, has the power and authority to own its assets and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its assets or the conduct of its business requires such qualification, except for jurisdictions where the failure to be so organized, existing, qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Media Metrix. All the outstanding shares of capital stock of, or other ownership interests in, Media Metrix's Subsidiaries are validly issued, fully paid and non-assessable and are owned by Media Metrix, and such ownership is free and clear of all Encumbrances. There are no existing Share Arrangements relating to the issued or unissued capital stock or other securities of, or other ownership interests in, any Subsidiary of Media Metrix. None of the certificates of incorporation or bylaws or other organizational documents of any of Media Metrix's Subsidiaries purport to grant rights to any person other than (1) customary rights with respect to corporate governance given to all stockholders pro rata in accordance with their holdings and (2) customary rights of indemnification of directors and officers. Media Metrix has delivered to Jupiter complete and correct copies of the certificate of incorporation and bylaws or other organizational documents of each of Media Metrix's Subsidiaries.

     (c) A complete listing of Media Metrix's Subsidiaries is set forth in
Section 4.1(c) of the Media Metrix Disclosure Letter. Except as set forth in
Section 4.1(c) of the Media Metrix Disclosure Letter, Media Metrix does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture, business association or other person.

     (d) Merger Sub has engaged in no business or other activities other than in connection with the transactions contemplated hereby. Merger Sub is a wholly owned Subsidiary of Media Metrix. The copies of Merger Sub's certificate of incorporation and bylaws provided to Jupiter are complete and correct and are in full force and effect on the date hereof.

     Section 4.2. Capital Stock.

     (a) The authorized stock of Media Metrix consists of 60,000,000 shares of Media Metrix Common Stock and 5,000,000 shares of preferred stock, par value $.01 per share (the "Media Metrix Preferred Stock"). As of June 22, 2000, 19,844,771 shares of Media Metrix Common Stock and no shares of Media Metrix Preferred Stock were issued and outstanding and no shares of Media Metrix Common Stock were held in treasury. All of the outstanding shares of Media Metrix Common Stock have been validly issued and are fully paid and non-assessable, and the shares of Media Metrix Common Stock to be issued in the Merger will, when issued, be validly issued, fully paid and non-assessable. As of June 22, 2000, there were no outstanding Share Arrangements relating to the issued or unissued capital stock or other securities of, or other ownership interests in, Media Metrix, other than options or rights to purchase an aggregate of 1,821,967 shares of Media Metrix Common Stock granted on or prior to such date as set forth in Section 4.2(a) of the Media Metrix Disclosure Letter.

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

     (b) Since June 22, 2000, there have been no increases to any of the amounts set forth in Section 4.2(a), other than increases in the number of outstanding shares of Media Metrix Common Stock by reason of issuances of shares of Media Metrix Common Stock upon exercise of any of the options or rights set forth in
Section 4.2(a) of the Media Metrix Disclosure Letter, which issuances have reduced the applicable number of options or rights set forth in Section 4.2(a) of the Media Metrix Disclosure Letter by a corresponding amount, nor has Media Metrix modified, amended or entered into new Share Arrangements relating to the issued or unissued capital stock or other securities of, or other ownership interests in, Media Metrix.

     Section 4.3. Corporate Authority; No Violation.

     (a) Media Metrix has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the performance by Media Metrix of its obligations hereunder have been duly and validly authorized by the Board of Directors of Media Metrix and, except for the approval of its stockholders of the Media Metrix Stockholder Proposals (as defined in Section 5.3), no other corporate proceedings on the part of Media Metrix are necessary to authorize this Agreement or the transactions contemplated hereby. The Board of Directors of Media Metrix, at a meeting duly called and held at which a quorum was present throughout, has unanimously determined that the transactions contemplated by this Agreement are in the best interest of Media Metrix and its stockholders and to recommend to such stockholders that they vote in favor of the Media Metrix Stockholder Proposals (the "Media Metrix Board Recommendation"). The Media Metrix Board Recommendation has not been revoked or modified. This Agreement has been duly and validly executed and delivered by Media Metrix and, assuming this Agreement constitutes a valid and binding agreement of the other parties hereto, constitutes a valid and binding agreement of Media Metrix, enforceable against Media Metrix in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies).

     (b) The execution, delivery and performance of this Agreement by Media Metrix does not, and the consummation by Media Metrix of the Merger and the other transactions contemplated hereby will not, constitute or result in (with or without notice, lapse of time or both) (i) a breach or violation of, or a default under, or the creation of any rights in favor of any party under, the certificate of incorporation or bylaws of Media Metrix or the comparable governing instruments of any of its Subsidiaries, (ii) a breach or violation of, or a default under, or an acceleration of any obligations under, or the creation of any Encumbrance on the assets of Media Metrix or any of its Subsidiaries pursuant to, any Contract binding upon Media Metrix or any of its Subsidiaries (each, a "Media Metrix Contract") or (provided, as to consummation, the filings and notices are made, and approvals are obtained, as referred to in Section 4.3(c)) any applicable Law or Decree or governmental permit or license to which Media Metrix or any of its Subsidiaries is subject, or (iii) any change in the rights or obligations of any party under any of the Media Metrix Contracts, except for any breach, violation, default, acceleration, creation of rights or Encumbrances or change that would not, individually or in the aggregate, have a Material Adverse Effect on Media Metrix.

     (c) Other than in connection with or in compliance with the provisions of the Securities Act, the Exchange Act, the HSR Act, and the securities or blue sky Laws of the various states and other than the filing of the Certificate of Merger with the Delaware Secretary of State, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary for the consummation by Media Metrix of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not, individually or in the aggregate, have a Material Adverse Effect on Media Metrix.

     Section 4.4. Reports and Financial Statements.

     Media Metrix has timely filed with the SEC all forms, reports, schedules, statements and other documents required to be filed by it since May 6, 1999 under the Securities Act or the Exchange Act (such documents, as supplemented or amended since the time of filing, the "Media Metrix SEC
                                      A-23
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Reports"). As of their respective dates, the Media Metrix SEC Reports, including any financial statements or schedules included or incorporated by reference therein, at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) (i) complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act (including requirements as to the filing of Exhibits), and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited consolidated interim financial statements included or incorporated by reference in the Media Metrix SEC Reports (including any related notes and schedules) fairly present, in all material respects, the financial position of Media Metrix and its consolidated Subsidiaries as of the dates thereof and the results of their operations and their cash flows and other information included therein for the periods set forth therein, in each case in accordance with GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto) and subject, in the case of the interim financial statements, to normal year-end adjustments that would not, individually or in the aggregate, be material in amount or effect.

     Section 4.5. No Undisclosed Liabilities.

     Neither Media Metrix nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise (and whether or not the subject of any other representation or warranty hereunder), except (a) liabilities or obligations reserved against or disclosed in the unaudited consolidated interim financial statements of Media Metrix as of and for the three months ended March 31, 2000 contained in Media Metrix's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 ("Media Metrix's First Quarter 2000 Form 10-Q") or disclosed in the footnotes thereto or in the footnotes to the audited consolidated financial statements of Media Metrix as of and for the fiscal year ended December 31, 1999 included in Media Metrix's 1999 Form 10-K or otherwise disclosed in Media Metrix's First Quarter 2000 Form 10-Q or Media Metrix's 1999 Form 10-K (other than the financial statements contained therein) (in each case, in the amount or of the magnitude so reserved against or disclosed), and (b) liabilities or obligations which would not, individually or in the aggregate, have a Material Adverse Effect on Media Metrix.

     Section 4.6. Compliance with Laws.

     Media Metrix and each of its Subsidiaries each:

          (a) conducts its businesses in compliance with all federal, state, local and foreign Laws applicable thereto or to its Employees;

          (b) is not subject to any Decrees;

          (c) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to conduct its businesses substantially as presently conducted; all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to Media Metrix's knowledge, no suspension or cancellation of any of them is threatened; and

          (d) has received, since December 31, 1998, no notification or communication from any Governmental Entity (i) asserting that it is not in compliance with any Laws or Decrees, (ii) threatening to revoke any permit, license, authorization, order or approval, or (iii) failing to approve any proposed acquisition, or stating the intention not to approve any acquisition proposed to be effected by it within a certain time period or indefinitely;

except where the failure of any of the foregoing to be true would not, individually or in the aggregate, have a Material Adverse Effect on Media Metrix.

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     Section 4.7. Employee Benefit Plans.

     (a) Section 4.7 of the Media Metrix Disclosure Letter contains a complete list of (i) all bonus, vacation, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option, incentive, severance or change-in-control plans or other similar Contracts, (ii) all employment Contracts,
(iii) all medical, dental, disability, health and life insurance plans or other Contracts, and (iv) all other employee benefit and fringe benefit plans or other Contracts, in the case of each of (i) through (iv) maintained or contributed to by Media Metrix or any of its Subsidiaries for the benefit of any of their Employees or the beneficiaries of any of the foregoing, or pursuant to which Media Metrix or any of its Subsidiaries may have any liability (collectively, the "Media Metrix Compensation and Benefit Plans"), but excluding for scheduling purposes any Media Metrix Compensation and Benefit Plan which is not material.

     (b) Media Metrix has provided or will promptly after the date hereof provide to Jupiter copies of all Media Metrix Compensation and Benefit Plans listed on Section 4.7 of the Media Metrix Disclosure Letter, including all amendments thereto, and, with respect to each of the Media Metrix Compensation and Benefit Plans, as applicable, the trust documents, determination, opinion and notification letters issued by the Internal Revenue Service, summary plan descriptions, employee booklets, most recent nondiscrimination tests, most recent annual reports (Form 5500), COBRA forms and notices, correspondence or inquiries by the Internal Revenue Service or the Department of Labor, material written Contracts, including administrative service agreements, group annuity contracts and group insurance contracts, and material employee communications, and all of such copies are true and correct.

     (c) Each Media Metrix Compensation and Benefit Plan has been and is being administered in accordance with the terms thereof and all applicable Law except where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect on Media Metrix. Each Media Metrix Compensation and Benefit Plan which is an "employee pension benefit plan" within the meaning of
Section 3(2) of ERISA (each such plan, a "Media Metrix Pension Plan") and is intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable determination letter (or opinion or notification letter, if applicable) from the Internal Revenue Service or there is a period of time remaining under applicable Internal Revenue Service regulations or pronouncements in which to apply for such a letter and make any amendments necessary to obtain a favorable determination as to the qualified status of each such Media Metrix Pension Plan, and Media Metrix is not aware of any circumstances which could result in the revocation or denial of any such favorable determination letter. To Media Metrix's knowledge, no "prohibited transaction," within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any Media Metrix Compensation and Benefit Plan that could result in liability to Media Metrix or any of its Subsidiaries. There is no pending or, to Media Metrix's knowledge, threatened Litigation relating to the employment, termination of employment, compensation or employee benefits of any Employee of Media Metrix or any of its Subsidiaries which, if determined adversely to Media Metrix or any of its Subsidiaries, would, individually or in the aggregate, have a Material Adverse Effect on Media Metrix.

     (d) No Media Metrix Compensation and Benefit Plan promises or provides retiree medical or other retiree welfare benefits to any person, other than health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA.

     (e) No material liability under Title IV of ERISA has been or is reasonably expected to be incurred by Media Metrix or any of its Subsidiaries or any entity which is considered one employer with Media Metrix under Section 4001(a)(15) of ERISA or Section 414 of the Code (any such entity, a "Media Metrix ERISA Affiliate"), other than such liabilities that have been previously satisfied.

     (f) All contributions, premiums and payments required to be made under the terms of any Media Metrix Compensation and Benefit Plan have been made, except where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect on Media Metrix. Neither any Media Metrix Pension Plan nor any single-employer plan of a Media Metrix ERISA Affiliate is a "defined benefit plan" within the meaning of Section 3(35) of ERISA.
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     (g) Neither Media Metrix nor any of its Subsidiaries contributes to or is required to contribute to, or has ever contributed to or been required to contribute to, any Multiemployer Plan.

     (h) The execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) (i) constitute an event under any Media Metrix Compensation and Benefit Plan, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee, (ii) result in the triggering or imposition of any material restrictions or limitations on the ability of any Media Metrix Compensation and Benefit Plan to be amended or terminated in accordance with its terms as in effect on the date hereof or (iii) result in any payment or benefit that will or may be made by Media Metrix, any of its Subsidiaries, Jupiter or any of their respective affiliates that will be characterized as an "excess parachute payment" within the meaning of Section 280G(b)(1) of the Code.

     (i) In the event that any individual is classified by Media Metrix or any of its Subsidiaries as a non-employee (such as an independent contractor, leased employee, consultant or special consultant) and is later reclassified as an employee upon governmental or judicial review, notwithstanding such reclassification, no such individual shall be eligible to participate in any Media Metrix Compensation and Benefit Plan, except where such eligibility would not, individually or in the aggregate, have a Material Adverse Effect on Media Metrix.

     (j) The contributions of Media Metrix and its Subsidiaries to any trust described in Section 501(c)(9) of the Code have complied with Section 419A of the Code (if applicable).

     Section 4.8. Absence of Certain Changes or Events.

     Since March 31, 2000, (a) the businesses of Media Metrix and its Subsidiaries have been conducted in all material respects in the ordinary course consistent with past practice, (b) Media Metrix and its Subsidiaries have not engaged in any material transaction or series of related transactions other than in the ordinary course consistent with past practice, (c) there has not been any event, occurrence or development, alone or taken together with all other existing facts, that, individually or in the aggregate, would have a Material Adverse Effect on Media Metrix, and (d) neither Media Metrix nor any of its Subsidiaries has taken, or failed to take, any action which, if taken or failed to be taken on or after the date hereof, would constitute a breach of Section 5.1(b).

     Section 4.9. Litigation.

     There is no Litigation pending, or, to Media Metrix's knowledge, threatened, against or affecting Media Metrix or any of its Subsidiaries or any of their respective properties, at law or in equity or before any Governmental Entity, which, if determined adversely to Media Metrix or such Subsidiary, would, individually or in the aggregate, have a Material Adverse Effect on Media Metrix.

     Section 4.10. Title to Assets.

     Media Metrix and its Subsidiaries own or hold under valid leases all the assets necessary for the conduct of their businesses as presently conducted, except where the failure to own or hold such assets would not, individually or in the aggregate, have a Material Adverse Effect on Media Metrix.

     Section 4.11. Intellectual Property.

     (a) Section 4.11(a) of the Media Metrix Disclosure Letter contains a true and complete list of all patents, patent applications, registered trademarks, trademark applications, trademarks, trade names, registered service marks, service mark applications, service marks, Internet domain name registrations, copyrights, copyright applications and copyright registrations of Media Metrix or any of its Subsidiaries and all other applications, filings and formal actions made or taken pursuant to Law by Media Metrix or any of its Subsidiaries to protect its interests in Media Metrix Intellectual Property (as hereinafter defined).

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     (b) All of the material Media Metrix Intellectual Property which are licenses, sublicenses, permissions or other Contracts ("Media Metrix Intellectual Property Licenses"), and the parties, date and term of each Media Metrix Intellectual Property License are set forth in Section 4.11(b) of the Media Metrix Disclosure Letter.

     (c) With respect to each item of the Media Metrix Intellectual Property (including the Intellectual Property Rights set forth in Sections 4.11(a) and
(b) of the Media Metrix Disclosure Letter) either (i) Media Metrix or an affiliate of Media Metrix is the sole and exclusive owner of, with all right, title and interest in and to (free and clear of any Encumbrances), such item of Media Metrix Intellectual Property or (ii) Media Metrix has full and unencumbered rights to use such item of Media Metrix Intellectual Property pursuant to a valid and enforceable Media Metrix Intellectual Property License (and is not contractually obligated to grant any rights or make any royalty or other payments to any third party in respect thereof). The Media Metrix Intellectual Property includes all of the Intellectual Property Rights that are necessary for the conduct of the businesses of Media Metrix and its Subsidiaries as currently conducted or currently contemplated to be conducted.

     (d) There is no pending or, to Media Metrix's knowledge, threatened Litigation (i) challenging the validity, effectiveness, legality, use, enforceability or ownership by Media Metrix or any of its Subsidiaries of any Media Metrix Intellectual Property or (ii) to the effect that Media Metrix or any of its Subsidiaries, the continued operation of their businesses as currently conducted and as currently contemplated to be conducted, or any of the Media Metrix Intellectual Property or the exercise of any rights therein, infringes, interferes with, misappropriates or otherwise comes into conflict with any Intellectual Property Right of any person which, if determined adversely to Media Metrix or such Subsidiary, would, individually or in the aggregate, have a Material Adverse Effect on Media Metrix, nor are there any valid grounds for any bona fide claim of any such kind. All items of Media Metrix Intellectual Property are enforceable, valid, subsisting and in full force and effect, except where the failure of any of the foregoing to be true would not, individually or in the aggregate, have a Material Adverse Effect on Media Metrix. To Media Metrix's knowledge, there is no unauthorized use, infringement or misappropriation of, or any interference or conflict with, any Media Metrix Intellectual Property by any person, including any Employee of Media Metrix or any Subsidiary.

     (e) All Employees, agents and contractors who have contributed to or participated in the conception and development of Media Metrix Intellectual Property on behalf of Media Metrix or any of its Subsidiaries, have executed (i) nondisclosure agreements and (ii) have been a party to enforceable and appropriate instruments of assignment (including work for hire agreements with respect to any copyrights) in favor of Media Metrix or one of its Subsidiaries in accordance with applicable Law that have conveyed to Media Metrix or one of its Subsidiaries full, effective, exclusive and original ownership in and to all Intellectual Property Rights arising from the efforts of such personnel.

     (f) Neither the execution, delivery and performance of this Agreement nor the consummation of the transactions contemplated hereby will cause the diminution, termination or forfeiture of or otherwise alter or impair any rights or interests of Media Metrix or any of its Subsidiaries in and to any of the Media Metrix Intellectual Property which would, individually or in the aggregate, have a Material Adverse Effect on Media Metrix.

     (g) The term "Media Metrix Intellectual Property" shall mean all Intellectual Property Rights which are used or are proposed to be used in connection with the conduct of the business of Media Metrix or any of its Subsidiaries as currently conducted or currently contemplated to be conducted, and shall include any such Intellectual Property Rights which are owned by any affiliate of Media Metrix.

     Section 4.12. Material Contracts.

     Neither Media Metrix nor any of its Subsidiaries nor any other party is in breach of or in default under any Media Metrix Contract except for such breaches and defaults which would not, individually or in the aggregate, have a Material Adverse Effect on Media Metrix. Neither Media Metrix nor any of its Subsidiaries is party to any Contract containing any provision or covenant limiting in any material respect the ability of Media Metrix or any of its Subsidiaries to (a) sell any products or service of or to any other person, (b) engage in any line of business or (c) compete with or to obtain products or services from any person, or limiting the ability of any person to provide products or services to Media Metrix or any of its Subsidiaries.

     Section 4.13. Labor Matters.

     Media Metrix and its Subsidiaries do not have any labor Contracts (including any collective bargaining agreements) with any persons employed by Media Metrix or any of its Subsidiaries or any persons otherwise performing services primarily for Media Metrix or any of its Subsidiaries, nor is Media Metrix or any of its Subsidiaries in the process of negotiating any such Contract. There is no labor strike, dispute or stoppage pending or, to Media Metrix's knowledge, threatened against Media Metrix or any of its Subsidiaries which, individually or in the aggregate, would have a Material Adverse Effect on Media Metrix. Neither Media Metrix nor any of its Subsidiaries is the subject of any Litigation asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) which Litigation, if determined adversely to Media Metrix or such Subsidiary, would, individually or in the aggregate, have a Material Adverse Effect on Media Metrix, or any Litigation seeking to compel it to bargain with any labor organization as to wages and conditions of employment. There are, to Media Metrix's knowledge, no organizational efforts currently being made involving any of the employees of Media Metrix or any of its Subsidiaries.

     Section 4.14. Tax Matters.

     (a) Media Metrix and each of its Subsidiaries have (i) filed all federal, state, local and foreign Tax Returns required to be filed by them (taking into account extensions), (ii) paid or accrued all Taxes shown to be due on such Returns or which are otherwise due and payable and (iii) paid or accrued all Taxes for which a notice of assessment or collection has been received, except, in the case of clause (i), (ii) or (iii), for any such filings, payments or accruals which would not, individually or in the aggregate, have a Material Adverse Effect on Media Metrix. Neither the Internal Revenue Service nor any other taxing authority has asserted in writing any claim for Taxes, or to Media Metrix's knowledge, is threatening to assert any claims for Taxes, against Media Metrix or any of its Subsidiaries which claims, if determined adversely to Media Metrix or such Subsidiary, would, individually or in the aggregate, have a Material Adverse Effect on Media Metrix. Media Metrix and each of its Subsidiaries have withheld or collected and paid over to the appropriate Governmental Entities (or are properly holding for such payment) all Taxes required by Law to be withheld or collected. There are no outstanding Contracts extending or waiving the statutory period of limitation applicable to any material Tax Return of Media Metrix or any of its Subsidiaries. Neither Media Metrix nor any of its Subsidiaries has made an election under Section 341(f) of the Code. There are no Encumbrances for Taxes upon the assets of Media Metrix or any of its Subsidiaries, other than Encumbrances for Taxes that are not yet due, Encumbrances that are being contested in good faith in accordance with applicable law and disclosed in Section 4.14(a) of the Media Metrix Disclosure Letter and Encumbrances which would not, individually or in the aggregate, have a Material Adverse Effect on Media Metrix. Neither Media Metrix nor any of its Subsidiaries (i) has any liability under Treasury Regulation Section 1.1502-6 or analogous state, local or foreign Law for any Taxes, other than for Taxes of Media Metrix or its Subsidiaries or (ii) is a party to a Tax sharing or Tax indemnity Contract or any other Contract of a similar nature with any entity other than Media Metrix or any of its Subsidiaries that remains in effect. No claim has been made in writing by a taxing authority in a jurisdiction where Media Metrix or any of its Subsidiaries does not file Tax Returns that Media Metrix or any of its Subsidiaries is or may be subject to taxation by that jurisdiction where such claim, if determined adversely to Media Metrix or such Subsidiary, would, individually or in the aggregate, have a Material Adverse Effect on Media Metrix. Neither Media Metrix nor any of its Subsidiaries is the subject of any currently ongoing audit or examination with respect to Taxes, nor, to Media Metrix's knowledge, has any such audit been threatened or proposed by any taxing authority.

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     (b) Media Metrix does not know of any fact relating to Media Metrix or its stockholders that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

     Section 4.15. Customers.

     No customers have cancelled or otherwise terminated (other than at the end of the stated term of their Contract with Media Metrix or a Subsidiary of Media Metrix) or decreased materially, or made any written threat to Media Metrix or any Subsidiary to cancel or otherwise terminate or decrease materially, their relationship with Media Metrix or such Subsidiary or their usage of the services or products of Media Metrix or such Subsidiary, as the case may be, which cancellation, termination or decrease would, individually or in the aggregate, have a Material Adverse Effect on Media Metrix.

     Section 4.16. Opinion of Financial Advisor.

     The Board of Directors of Media Metrix has received the opinion of Thomas Weisel Partners LLC ("Thomas Weisel") to the effect that, as of the date of this Agreement, the Merger Consideration is fair to Media Metrix from a financial point of view, and such opinion has not been revoked or modified in any respect. A copy of the written opinion of Thomas Weisel to the foregoing effect will be delivered to Jupiter as soon as practicable after the date of this Agreement.

     Section 4.17. Takeover Laws.

     Media Metrix has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement is exempt from, the requirements of all applicable Takeover Laws.

     Section 4.18. Required Vote of Media Metrix Stockholders.

     The affirmative vote of the holders of a majority of the outstanding shares ]of Media Metrix Common Stock entitled to vote is required to approve the proposed amendment to Media Metrix's certificate of incorporation to increase the number of authorized shares of Media Metrix Common Stock, and the affirmative vote of the holders of a majority of the total number of shares of Media Metrix Common Stock present in person or by proxy and entitled to vote at the Media Metrix Meeting (as defined in Section 5.3) is required to approve the issuance of shares of Media Metrix Common Stock in the Merger. No other vote of the stockholders of Media Metrix is required by Law, the certificate of incorporation or bylaws of Media Metrix or otherwise in order for Media Metrix to consummate the Merger and the other transactions contemplated hereby.

     Section 4.19. Finders or Brokers.

     Except for Thomas Weisel, a true and complete copy of whose engagement agreement has been provided to Jupiter, neither Media Metrix nor any of its Subsidiaries has employed any investment banker, broker, finder or intermediary who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

                                   ARTICLE V

                            COVENANTS AND AGREEMENTS

     Media Metrix and Merger Sub on the one hand and Jupiter on the other hand hereby covenant and agree with one another as follows:

     Section 5.1. Conduct of Business by Jupiter and Media Metrix.

     During the period between the date hereof and the Effective Time, except as may otherwise be consented to in writing by Media Metrix (in the case of Section 5.1(a)) or Jupiter (in the case of Section 5.1(b)) (which consent in each case shall not be unreasonably withheld) or as may be expressly permitted pursuant to this Agreement or as set forth in Section 5.1 of the Jupiter Disclosure Letter or Section 5.1 of the Media Metrix Disclosure Letter, as applicable:

          (a) Jupiter shall, and shall cause each of its Subsidiaries to, conduct its operations in the ordinary and usual course of business in substantially the same manner as heretofore conducted and use its reasonable best efforts to preserve intact its business organization and goodwill in all material respects, keep available the services of its officers and employees as a group, subject to changes in the ordinary course, and maintain its existing relationships with suppliers, distributors, customers and others having business relationships with it. Without limiting the generality of the foregoing, Jupiter shall not, and shall cause its Subsidiaries not to, (i) authorize, declare, set aside or pay any dividends on, or make any distribution with respect to, its outstanding shares of stock, except that (1) wholly owned domestic Subsidiaries of Jupiter may pay dividends or make distributions of cash to Jupiter or another wholly owned domestic Subsidiary of Jupiter and (2) wholly owned foreign Subsidiaries of Jupiter may pay dividends to Jupiter or other wholly owned Subsidiaries of Jupiter so long as such dividends do not have adverse Tax consequences to Jupiter or any of its Subsidiaries;
     (ii) (x) enter into or amend any employment, severance, change-in-control or similar Contracts with, or (y) except in the ordinary course of business consistent with past practice, grant any bonus or salary increases or otherwise increase the compensation or benefits provided to any of their respective Employees; provided, however, that any of the actions set forth in clause (y) hereof with respect to any director of Jupiter or any of its Subsidiaries or any officer of Jupiter or any of its Subsidiaries set forth in Section 5.1(a)(ii) of the Jupiter Disclosure Letter shall in all cases require Media Metrix's prior written consent; (iii) (other than the Merger or as expressly permitted by Section 5.7) authorize, or announce an intention to authorize, or enter into a Contract with respect to, or take any action to consummate any Contract with respect to (1) any merger, consolidation or business combination, (2) any liquidation, dissolution, restructuring, recapitalization, reorganization, stock split, reverse stock split or other change to its authorized capitalization, or (3) any acquisition or disposition of a material amount of assets or securities or any release or relinquishment of any material rights; (iv) propose or adopt any amendments to its certificate of incorporation or bylaws; (v) issue, sell or otherwise dispose of, or create any Encumbrance on, any capital stock owned by it in any of its Subsidiaries; (vi) issue, sell or otherwise permit to become outstanding any shares of its capital stock, except, in the case of Jupiter, upon exercise of Jupiter Options outstanding on the date hereof and in the amount set forth in Section 3.2 or as required by the convertible preferred note, or redeem, repurchase or otherwise acquire any shares of its capital stock; (vii) grant or award any options, warrants, conversion rights or other rights to acquire any shares of capital stock of Jupiter or any of its Subsidiaries, or enter into any other Share Arrangement relating to such capital stock; (viii) amend the terms of any Jupiter Compensation and Benefit Plan, including any of the Jupiter Plans, or adopt any new employee benefit plan or other related Contract other than as contemplated by Section 2.5; (ix) except pursuant to existing credit agreements disclosed to Media Metrix in the Jupiter Disclosure Letter, on the terms in effect on the date hereof, incur, create, assume or otherwise become liable for any indebtedness for borrowed money; (x) except in the ordinary course of business consistent with past practice, transfer, lease, license, mortgage, pledge or create any other Encumbrance on any other material asset or material amount of assets; (xi) make any material Tax election or settle or compromise any material Tax liability or take any action which could reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of
     Section 368(a) of the Code; (xii) incur or commit to any capital expenditure, individually or in the aggregate, in excess of $12,000,000;
     (xiii) enter into any Contract containing any provision or covenant limiting the ability of Jupiter or any Subsidiary to (A) sell any products or services of or to any other person, (B) engage in any line of business or (C) compete with or obtain products or services from any person, or limiting the ability of any person to provide products or services to Jupiter or any of its Subsidiaries; (xiv) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or Regulation S-X promulgated under the Exchange Act; (xv) settle any material Litigation against Jupiter; or (xvi) agree or commit to do anything prohibited by this Section 5.1(a).

          (b) Media Metrix shall, and shall cause each of its Subsidiaries to, conduct its operations in the ordinary and usual course of business in substantially the same manner as heretofore conducted and use its reasonable best efforts to preserve intact its business organization and goodwill in all material respects, keep available the services of its officers and employees as a group, subject to changes in the ordinary course, and maintain its existing relationships with suppliers, distributors, customers and others having business relationships with it. Without limiting the generality of the foregoing, Media Metrix shall not, and shall cause its Subsidiaries not to, (i) authorize, declare, set aside or pay any dividends on, or make any distribution with respect to, its outstanding shares of stock, other than a dividend or distribution of stock for which there would be an adjustment in the Exchange Ratio pursuant to
     Section 2.1(e); except that (1) wholly owned domestic Subsidiaries of Media Metrix may pay dividends or make distributions of cash to Media Metrix or another wholly owned domestic Subsidiary of Media Metrix and (2) wholly owned foreign Subsidiaries of Media Metrix may pay dividends to Media Metrix or other wholly owned Subsidiaries of Media Metrix so long as such dividends do not have adverse Tax consequences to Media Metrix or any of its Subsidiaries; (ii) (x) enter into or amend any employment, severance, change-in-control or similar Contracts with, or (y) except in the ordinary course of business consistent with past practice, grant any bonus or salary increases or otherwise increase the compensation or benefits provided to any of their respective Employees; provided, however, that any of the actions set forth in clause (y) hereof with respect to any director of Media Metrix or any of its Subsidiaries or any officer of Media Metrix or any of its Subsidiaries set forth in Section 5.1(b)(ii) of the Media Metrix Disclosure Letter shall in all cases require Jupiter's prior written consent; (iii) (other than the Merger or as expressly permitted by Section 5.7) authorize, or announce an intention to authorize, or enter into a Contract with respect to, or take any action to consummate any Contract with respect to (1) any merger, consolidation or business combination, (2) any liquidation, dissolution, restructuring, recapitalization, reorganization, stock split, reverse stock split or other change to its authorized capitalization, other than any subdivision, split or combination for which there would be an adjustment in the Exchange Ratio pursuant to
     Section 2.1(e), or (3) any acquisition or disposition of a material amount of assets or securities or any release or relinquishment of any material rights; (iv) propose or adopt any amendments to its certificate of incorporation or bylaws; (v) issue, sell or otherwise dispose of, or create any Encumbrance on, any capital stock owned by it in any of its Subsidiaries; (vi) issue, sell or otherwise permit to become outstanding any shares of its capital stock, except, in the case of Media Metrix, upon exercise of Media Metrix Options outstanding on the date hereof and in the amount set forth in Section 4.2, or redeem, repurchase or otherwise acquire any shares of its capital stock; (vii) grant or award any options, warrants, conversion rights or other rights to acquire any shares of capital stock of Media Metrix or any of its Subsidiaries, or enter into any other Share Arrangement relating to such capital stock; (viii) amend the terms of any Media Metrix Compensation and Benefit Plan or adopt any new employee benefit plan or other related Contract other than as contemplated by Section 2.5; (ix) except pursuant to existing credit agreements disclosed to Jupiter in the Media Metrix Disclosure Letter, on the terms in effect on the date hereof, incur, create, assume or otherwise become liable for any indebtedness for borrowed money; (x) except in the ordinary course of business consistent with past practice, transfer, lease, license, mortgage, pledge or create any other Encumbrance on any other material asset or material amount of assets; (xi) make any material Tax election or settle or compromise any material Tax liability or take any action which could reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code; (xii) incur or commit to any capital expenditure, individually or in the aggregate, in excess of $20,000,000; (xiii) enter into any Contract containing any provision or covenant limiting the ability of Media Metrix or any Subsidiary to (A) sell any products or services of or to any other person, (B) engage in any line of business or (C) compete with or obtain products or services from any person, or limiting the ability of any person to provide products or services to Media Metrix or any of its Subsidiaries;
     (xiv) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or Regulation S-X promulgated under the Exchange Act; (xv) settle any material Litigation against Media Metrix; or (xvi) agree or commit to do anything prohibited by this Section 5.1(b).

     Section 5.2. Investigation.

     During the period between the date hereof and the Effective Time, each of Jupiter and Media Metrix shall afford to one another and to one another's officers, employees, accountants, counsel and other authorized representatives full access, during normal business hours, to its and its Subsidiaries' (a) properties, Contracts, books and records (including but not limited to Tax Returns and accountants' work papers), (b) any report, schedule or other document filed or received by it pursuant to the requirements of federal or state securities Laws and (c) any other information concerning its business, properties and personnel as the other may reasonably request; provided, however, that no investigation pursuant to this Section 5.2 shall affect or be deemed to modify any representation or warranty made by Jupiter, Media Metrix or Merger Sub herein. The parties hereby agree that each of them will treat any such information in accordance with the applicable Confidentiality Agreement between Jupiter and Media Metrix (each, a "Confidentiality Agreement"). Notwithstanding any provision of this Agreement to the contrary, no party shall be obligated to make any disclosure in violation of applicable Laws or if disclosure would cause a breach of any confidentiality provision in any Contract or a forfeiture of attorney-client privilege. Jupiter and Media Metrix will make appropriate substitute disclosure arrangements if the circumstances of the preceding sentence apply.

     Section 5.3. Stockholder Approval; Filings.

     (a) Subject to the terms and conditions contained herein, (i) Jupiter shall submit this Agreement for approval to the holders of Jupiter Shares at a meeting to be duly held for this purpose by Jupiter (the "Jupiter Meeting"), and (ii) Media Metrix shall submit the proposed amendment to its certificate of incorporation to increase the number of authorized shares of Media Metrix Common Stock and the proposed issuance of Media Metrix Common Stock in the Merger (the matters submitted, the "Media Metrix Stockholder Proposals") for approval to the holders of shares of Media Metrix Common Stock at a meeting to be duly held for this purpose by Media Metrix (the "Media Metrix Meeting"; the Media Metrix Meeting and the Jupiter Meeting are each sometimes referred to herein as a "Stockholders Meeting"). Jupiter and Media Metrix shall take all action in accordance with the federal securities Laws, the DGCL and their respective certificates of incorporation and bylaws necessary to duly convene the Jupiter Meeting and the Media Metrix Meeting. Jupiter and Media Metrix shall coordinate and cooperate with respect to the timing of such meetings and shall use their reasonable best efforts to hold such meetings on the same day and as soon as reasonably practicable after the date hereof. Subject to the provisions of
Section 5.7, the Joint Proxy Statement (as defined below) shall include the Jupiter Board Recommendation and the Media Metrix Board Recommendation (each a "Recommendation"). Jupiter and Media Metrix shall use their reasonable best efforts to take all lawful action to solicit the requisite approval by their respective stockholders. Notwithstanding any withdrawal, modification or change in the Jupiter Board Recommendation, Jupiter agrees to hold its Stockholders Meeting in accordance with the provisions of this Section 5.3(a), and, notwithstanding any withdrawal, modification or change in the Media Metrix Board Recommendation, Media Metrix agrees to hold its Stockholders Meeting in accordance with the provisions of this Section 5.3(a).

     (b) Each of Media Metrix and Jupiter agrees to cooperate in the preparation of a registration statement on Form S-4 (the "Registration Statement") to be filed by Media Metrix with the SEC in connection with the issuance of Media Metrix Common Stock in the Merger (including the joint proxy statement and other proxy solicitation materials of Media Metrix and Jupiter constituting a part thereof (the "Joint Proxy Statement") and all related documents). Provided Jupiter has cooperated as required above, Media Metrix agrees to file the Registration Statement with the SEC as promptly as practicable after the date hereof. Each of Jupiter and Media Metrix agrees to use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after the filing thereof, and to cause the Joint Proxy Statement to be mailed as promptly as practicable after the Registration Statement shall have become effective to the stockholders of Jupiter and the stockholders of Media Metrix. Media Metrix also agrees to use its reasonable best efforts to obtain all necessary state securities Law or "blue sky" permits and approvals required to carry out the transactions contemplated by this Agreement. Media Metrix and Jupiter each agree to furnish the other all information
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

concerning itself and its Subsidiaries, officers, directors and stockholders as may be reasonably requested by the other in connection with the foregoing.

     (c) Each of Jupiter and Media Metrix agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Registration Statement or any amendment or supplement to the Registration Statement will, (i) at the time the Registration Statement and each amendment or supplement thereto, if any, is filed with the SEC, (ii) at the time the Registration Statement becomes effective under the Securities Act or (iii) at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading. Each of Jupiter and Media Metrix agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Joint Proxy Statement or any amendment or supplement to the Joint Proxy Statement will, at the time the Joint Proxy Statement is first mailed to the respective stockholders of Jupiter and Media Metrix, and at the time of the Jupiter Meeting and of the Media Metrix Meeting, contain any statement which, at such time and in light of the circumstances under which it was made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements made in the Joint Proxy Statement not false or misleading or necessary to correct any statement made by such company in any earlier communication by such company with respect to the solicitation of proxies for the Jupiter Meeting or the Media Metrix Meeting, as the case may be, which has become false or misleading. Each of Jupiter and Media Metrix further agrees that if it shall become aware prior to the time of the Jupiter Meeting or of the Media Metrix Meeting of any information that would cause any of the statements in the Registration Statement or Joint Proxy Statement or any amendment or supplement thereto to be false or misleading with respect to any material fact, or to omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, to promptly inform the other party thereof and to take the necessary steps to correct such document.

     (d) Media Metrix will advise Jupiter, promptly after Media Metrix receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Media Metrix Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

     (e) Promptly after the execution of this Agreement, Media Metrix shall prepare and file with the Nasdaq Stock Market, Inc. listing applications for the listing of securities on the Nasdaq covering the shares of Media Metrix Common Stock issuable in the Merger or upon exercise of the Media Metrix Exchange Options, and use its reasonable best efforts to obtain, prior to the Effective Time, approval for the listing of such shares of Media Metrix Common Stock, subject only to official notice of issuance. Jupiter shall as promptly as practicable furnish Media Metrix with all information concerning Jupiter and its Subsidiaries as may be required for inclusion in such listing applications.

     (f) Media Metrix and Jupiter shall cooperate with one another in obtaining from Brobeck, Phleger & Harrison LLP, counsel to Jupiter, and Fried, Frank, Harris, Shriver & Jacobson, counsel to Media Metrix, the requisite opinion described in Section 6.1(f), and, in connection therewith, each of Jupiter and Media Metrix shall deliver to Brobeck, Phleger & Harrison LLP and Fried, Frank, Harris, Shriver & Jacobson certificates of officers of Jupiter, Media Metrix and Merger Sub in form and substance reasonably satisfactory to such counsel.

     Section 5.4. Additional Reports.

     Jupiter and Media Metrix shall each furnish to the other copies of any Jupiter SEC Reports or Media Metrix SEC Reports, as the case may be, which it files with the SEC on or after the date hereof, and Jupiter and Media Metrix, as the case may be, represents and warrants that, as of the respective dates thereof, such reports will not contain any untrue statement of a material fact or omit to state any material
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fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Any unaudited consolidated interim financial statements included in such reports (including any related notes and schedules) will fairly present, in all material respects, the financial position of Jupiter and its consolidated Subsidiaries or Media Metrix and its consolidated Subsidiaries, as the case may be, as of the dates thereof and the results of operations and cash flows and other information included therein for the periods set forth therein, in each case in accordance with GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto) and subject to normal year-end adjustments that would not, individually or in the aggregate, be material in amount or effect.

     Section 5.5. Consents; Approvals.

     Each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (A) the obtaining of (and cooperating with the other parties to obtain) waivers, consents, exemptions, licenses, permits, authorizations, orders and approvals from, and the making of all other necessary registrations and filings with, Governmental Entities, (including filings required to be made pursuant to the HSR Act), (B) the obtaining of (and cooperating with the other parties to obtain) all waivers, consents, exemptions, licenses, authorizations and approvals from third parties which may be necessary or desirable to be obtained by reason of the Merger or in order to consummate the transactions contemplated by, and to fully carry out the purposes of and realize the benefits of, this Agreement and (C) the execution and delivery of any additional instruments necessary to consummate the transaction contemplated by, and to fully carry out the purposes of and realize the benefits of, this Agreement.

     Section 5.6. Takeover Statutes.

     None of the parties shall take any action that would cause the transactions contemplated by this Agreement to be subject to the requirements of any Takeover Law. If any Takeover Law shall become applicable to the transactions contemplated by this Agreement, each of Jupiter and Media Metrix and the members of their respective Boards of Directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby, and otherwise act to eliminate or minimize the effects of such Takeover Law on the transactions contemplated hereby.

     Section 5.7. No Solicitation.

     (a) During the term of this Agreement, neither Jupiter nor Media Metrix shall, nor shall either of such companies authorize or permit any of its Subsidiaries or any of its, or its Subsidiaries', directors, officers, employees, advisors, agents or representatives, directly or indirectly, to, solicit, initiate, encourage or facilitate, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any proposal with respect to any recapitalization, merger, consolidation or other business combination involving such company, or the acquisition of 15% or more of the outstanding capital stock of such company or any of its Subsidiaries or the acquisition of 15% or more (on a book value or fair market value basis) of the assets of such company and its Subsidiaries, taken as a whole, in a single transaction or a series of related transactions, or any combination of the foregoing (each, a "Competing Transaction"), or negotiate or otherwise engage in discussions with any person (other than Media Metrix, Merger Sub, Jupiter or their respective directors, officers, employees, advisors, agents or representatives) with respect to any Competing Transaction or enter into any Contract or understanding requiring it to abandon, terminate or fail to consummate the Merger or any of the other transactions contemplated by this Agreement, and will immediately cease all existing activities, discussions and negotiations with any persons conducted heretofore with respect to any proposal for a Competing Transaction and request the return or destruction of all non-public information furnished in connection therewith; provided that, at any time prior to receipt of the stockholder approval referred to in Section 3.18 or 4.18, as applicable, Media Metrix or Jupiter (each, sometimes, a "company"), as the case may be, may, subject to compliance with Section 5.7(b),
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furnish information to, and negotiate or otherwise engage in discussions with, any person (a "Third Party") who (x) delivers a bona fide written proposal for a Competing Transaction which was not solicited, initiated, encouraged or facilitated by such company, directly or indirectly, after the date of this Agreement or otherwise resulted from a breach of this Section 5.7, and (y) enters into an appropriate confidentiality agreement with such company (which agreement shall be no less favorable to such company than the applicable Confidentiality Agreement and a copy of which will be delivered to the other company promptly after the execution thereof), if, but only if, the Board of Directors of such company determines in good faith by a majority vote, (i) after consultation with, and receipt of advice from, its outside legal counsel, that failing to take such action would constitute a breach of the fiduciary duties of such Board of Directors under applicable Law, and (ii) after consultation with such company's independent financial advisors, that such proposal could reasonably be expected to lead to a Superior Transaction (as hereinafter defined).

     (b) From and after the execution of this Agreement, Media Metrix and Jupiter shall each promptly advise the other in writing of the receipt, directly or indirectly, of any inquiries or proposals relating to a Competing Transaction involving it (including the specific terms thereof and the identity of the Third Party), and shall keep the other fully informed of the status of any such inquiries or proposals, of the furnishing of information to the Third Party, and of any negotiations or discussions relating thereto (including any changes or adjustments to the terms of such Competing Transaction as a result of negotiations or otherwise).

     (c) If, prior to the adoption of the Merger Agreement by the stockholders of Jupiter or the approval of the Media Metrix Stockholder Proposals by the stockholders of Media Metrix, as the case may be, the Board of Directors of such company determines in good faith by a majority vote, with respect to any written proposal from a Third Party for a Competing Transaction received after the date hereof that was not solicited, initiated, encouraged or facilitated by such company, directly or indirectly, after the date of this Agreement or did not otherwise result from a breach of this Section 5.7, that, based upon (x) the written opinion (a copy of which shall have been delivered to the other company) from such company's independent financial advisors that the Competing Transaction is a Superior Transaction and (y) the advice of such company's outside legal counsel, such Competing Transaction is a Superior Transaction and is in the best interest of such company and its stockholders and failure to enter into such Competing Transaction would constitute a breach of the fiduciary duties of the Board of Directors of such company under applicable Law, then such company may terminate this Agreement and enter into an acquisition agreement for the Superior Transaction; provided that, prior to any such termination, and in order for such termination to be effective, (i) such company shall provide the other company three business days' written notice that it intends to terminate this Agreement pursuant to this Section 5.7(c), identifying the Superior Transaction and the parties thereto and delivering an accurate description of all material terms of the Superior Transaction to be entered into, and (ii) on the date of termination (provided that the opinion and advice referred to in clauses (x) and (y) above shall continue in effect without revocation, revision or modification), such company shall deliver to the other company (A) a written notice of termination of this Agreement pursuant to this Section 5.7(c), (B) a wire transfer of immediately available funds in the amount of the Termination Fee (as defined in Section 7.3), (C) a written acknowledgment from such company that the termination of this Agreement and the entry into the Superior Transaction are a Jupiter Triggering Event or a Media Metrix Triggering Event, as the case may be (each term as defined in Section 7.3), and (D) a written acknowledgment from each other party to the Superior Transaction that it has read such company's acknowledgment referred to in clause (C) above and will not contest the matters thus acknowledged by such company, including the payment of the Termination Fee.

     (d) "Superior Transaction" shall mean a Competing Transaction which the Board of Directors of Media Metrix or Jupiter, as the case may be, reasonably determines is more favorable to such company and its stockholders than the Merger and which is not subject to any financing condition; provided, however, that, without limiting the foregoing, a Competing Transaction shall not constitute a Superior Transaction unless, in the written opinion (with only customary qualifications) of such company's independent financial advisors, the value of the consideration to be paid in the Competing Transaction is

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more favorable to the stockholders of such company from a financial point of view than the Merger Consideration. Reference in the foregoing definition to the "Merger" and "Merger Consideration" shall include, as applicable, any proposed alteration of the terms of this Agreement submitted by the other company in writing in response to such Competing Transaction.

     (e) Nothing in this Section 5.7 shall prevent the Board of Directors of Jupiter or the Board of Directors of Media Metrix, as the case may be, from taking, and disclosing to such company's stockholders, a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act or making any disclosure required under applicable Law (subject, however, to compliance with the balance of this sentence where applicable), and such Board of Directors may prior to the date of the Jupiter Meeting or the Media Metrix Meeting (as applicable), withdraw, modify or change its Recommendation if, but only if and only to the extent that, such Board of Directors determines in good faith that such withdrawal, modification or change is required in order to comply with its fiduciary duties to its stockholders under applicable Law after receiving advice from its outside legal counsel; provided that in the case of a tender offer, the Board of Directors of Jupiter or the Board of Directors of Media Metrix, as the case may be, shall not recommend that stockholders tender their Jupiter Shares or shares of Media Metrix Common Stock (as applicable) in such tender offer unless (i) such tender offer is determined to be a Superior Transaction in accordance with the provisions of Section 5.7(c) and (ii) Jupiter or Media Metrix, as the case may be, has provided the other with not less than three business days prior written notice of any such action.

     (f) Notwithstanding anything to the contrary contained herein, neither Media Metrix nor Jupiter shall take any action to make the Takeover Laws inapplicable to any Competing Transaction in respect of such company (including any Superior Transaction) prior to the termination of this Agreement in accordance with its terms.

     Section 5.8. Public Announcements.

     Each of the parties agrees that it shall not, nor shall any of their respective affiliates, issue or cause the publication of any press release or other public announcement with respect to the Merger, this Agreement or the transactions contemplated hereby, or make any company-wide announcement as to material changes in the operations of the combined company, without the prior approval of the other party, except such disclosure as may be required by Law or by any listing agreement with a national securities exchange or the Nasdaq; provided that, if such disclosure is required by Law or any such listing agreement, such disclosure shall not be made without prior consultation of the other parties.

     Section 5.9. Indemnification and Insurance.

     (a) Media Metrix and Merger Sub agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of Jupiter or any of its Subsidiaries (the "Indemnified Parties") as provided in its certificate of incorporation or bylaws or in any Contract disclosed to Media Metrix in the Jupiter Disclosure Letter shall survive the Merger and shall continue in full force and effect in accordance with their terms.

     (b) For six years from the Effective Time, Media Metrix shall indemnify, defend and hold harmless each of the Indemnified Parties for acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by applicable Law, including with respect to taking all actions necessary to advance expenses to the extent permitted by applicable Law.

     (c) Media Metrix shall use its reasonable best efforts to obtain and maintain in effect, or cause the Surviving Corporation to obtain and maintain in effect, for six years from the Effective Time, Jupiter's current directors' and officers' liability insurance covering those persons who are currently covered by Jupiter's directors' and officers' liability insurance policy (a true and complete copy of which has been heretofore delivered to Media Metrix); provided, however, that in no event shall Media Metrix or the Surviving Corporation be required to expend in any year an amount in excess of 150% of the annual premiums currently paid by Jupiter for such insurance, and, provided, further, that if the annual premiums
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of such insurance coverage exceed such amount, Media Metrix shall or shall cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

     (d) The provisions of this Section 5.9 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and legal representatives.

     Section 5.10. Notification of Certain Matters.

     Each of Jupiter and Media Metrix shall give prompt notice to the other of any fact, event or circumstance known to it that is reasonably likely, individually or taken together with all other existing facts, events and circumstances known to it, (i) to result in any Material Adverse Effect on it or
(ii) to cause or constitute a breach of any of its representations, warranties, covenants or agreements contained herein.

     Section 5.11. Board of Directors and Officers of Media Metrix.

     Media Metrix shall take all action necessary to cause the Board of Directors of Media Metrix to be comprised, immediately following the Effective Time, of the following nine persons: (i) one Media Metrix Designee (as defined below) and two Jupiter Designees (as defined below), who shall be assigned to the class of directors whose term of office expires at Media Metrix's first annual meeting of stockholders after the Effective Time, (ii) two Media Metrix Designees and one Jupiter Designee, who shall be assigned to the class of directors whose term of office expires at Media Metrix's second annual meeting of stockholders after the Effective Time and (iii) two Media Metrix Designees and one Jupiter Designee, who shall be assigned to the class of directors whose term of office expires at Media Metrix's third annual meeting of stockholders after the Effective Time. The Board of Directors of Media Metrix also shall appoint, effective immediately following the Effective Time, (i) Gene DeRose as Vice Chairman and President of Media Metrix, (ii) Kurt Abrahamson and Mary Ann Packo as Co-Chief Operating Officers of Media Metrix (and each shall continue following the Effective Time to serve as President of his or her operating division), and (iii) Jean Robinson as Executive Vice President, Business Development of Media Metrix, and Tod Johnson shall continue following the Effective Time to serve as Chairman and Chief Executive Officer of Media Metrix and Thomas Lynch shall continue following the Effective Time to serve as Chief Financial Officer of Media Metrix, all of the foregoing persons to serve in accordance with the provisions of the certificate of incorporation and bylaws of Media Metrix and the provisions of the DGCL. "Media Metrix Designees" shall mean those persons designated by Media Metrix, and "Jupiter Designees" shall mean those persons designated by Jupiter (any of the foregoing, whether designated by Media Metrix or Jupiter, a "Designee"), to serve as members of the Board of Directors of Media Metrix immediately following the Effective Time, which designation shall specify the class of directors to which such Designee is to be assigned.

     Section 5.12. Employee Plans and Benefit Arrangements.

     (a) From and after the Effective Time, subject to applicable Law, Media Metrix shall cause the Surviving Corporation to honor the obligations of Jupiter and its Subsidiaries incurred prior to the Effective Time under all existing Jupiter Compensation and Benefit Plans.

     (b) Media Metrix shall cause the Surviving Corporation to grant to all individuals who are, as of the Effective Time, active employees of Jupiter or any of its Subsidiaries credit for all service with Jupiter, any of its present and former Subsidiaries, any other affiliate of Jupiter and their respective predecessors (collectively, the "Jupiter Affiliated Group") prior to the Effective Time for purposes of eligibility and vesting (but not benefit accrual) under the employee benefit plans of Media Metrix and its Subsidiaries in which such employees commence to participate after the Effective Time, but only to the extent that (i) such prior service was credited by Jupiter for similar purposes prior to the Effective Time and (ii) prior service is recognized by Media Metrix in respect of employees other than the employees of the Jupiter Affiliated Group. Any employee benefit plan which provides medical, dental or life insurance benefits after the Effective Time to any individual who is an active employee of the Jupiter Affiliated Group as of the Effective Time or a dependent thereof shall, with respect to such individuals, waive any waiting periods and any pre-existing conditions and actively-at-work exclusions to the extent so waived
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under present policy of the Jupiter Affiliated Group and shall provide that any expenses incurred on or before the Effective Time by such individuals shall be taken into account under such plans for purposes of satisfying applicable deductible or coinsurance provisions to the extent taken into account under present policy of the Jupiter Affiliated Group.

     Section 5.13. Section 16b Approvals.

     The Board of Directors or Compensation Committee of each of Media Metrix and Jupiter shall grant all approvals and take all other actions required pursuant to Rules 16b-3(d) and 16b-3(e) under the Exchange Act to cause the disposition in the Merger of Jupiter Shares and Jupiter Options and the acquisition in the Merger of shares of Media Metrix Common Stock and Media Metrix Exchange Options to be exempt from the provisions of Section 16(b) of the Exchange Act.

     Section 5.14. Bylaw Amendment.

     Media Metrix shall take all action necessary to cause the bylaws of Media Metrix to be amended as set forth in Section 6.2(e) effective as of the Effective Time.

                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

     Section 6.1. Conditions to Each Party's Obligation to Effect the Merger.

     The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date (or waiver, to the extent legally permitted, by the party for whose benefit the applicable condition exists) of the following conditions:

          (a) The holders of the issued and outstanding Jupiter Shares shall have duly adopted this Agreement, and the holders of the issued and outstanding shares of Media Metrix Common Stock shall have duly approved the Media Metrix Stockholder Proposals, all in accordance with applicable Law, the respective certificates of incorporation and bylaws of Jupiter and Media Metrix, and the rules of the Nasdaq.

          (b) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending such effectiveness shall have been issued and remain in effect and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Entity.

          (c) The shares of Media Metrix Common Stock issuable in the Merger shall have been approved for listing on the Nasdaq, subject only to official notice of issuance.

          (d) All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall be in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated, other than any such regulatory approvals the failure to obtain which would not reasonably be likely, individually, in the aggregate or together with all other existing facts, events and circumstances, to result in any Material Adverse Effect on Jupiter (in the case of Media Metrix's obligation to close) or on Media Metrix (in the case of Jupiter's obligation to close).

          (e) No Law or Decree shall have been enacted, entered, promulgated, or enforced by any court or Governmental Entity which prohibits or makes illegal the consummation of any of the transactions contemplated hereby. In the event any such Decree shall have been issued, each party shall use its reasonable efforts to remove such Decree.

          (f) Jupiter shall have received from Brobeck, Phleger & Harrison LLP (in the case of Jupiter's obligation to close) and Media Metrix shall have received from Fried, Frank, Harris, Shriver & Jacobson (in the case of Media Metrix's obligation to close), in each case in form and substance reasonably satisfactory to the receiving company, and dated the Closing Date, an opinion to the effect
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     that the Merger will qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinions, Brobeck, Phleger & Harrison LLP and Fried, Frank, Harris, Shriver & Jacobson may require and rely upon representations and covenants, including those contained in certificates of officers of Jupiter, Media Metrix and Merger Sub, which representations and covenants shall be in form and substance reasonably satisfactory to such counsel.

     Section 6.2. Conditions to Obligations of Jupiter to Effect the Merger.

     The obligation of Jupiter to effect the Merger is further subject to the fulfillment at or prior to the Closing Date (or waiver by Jupiter) of the conditions that (a) the representations and warranties of Media Metrix contained herein (which for purposes of this clause (a) shall be read as though none of them contained any Material Adverse Effect or materiality qualifier) shall be true and correct in all respects as of the Closing Date with the same effect as though made as of the Closing Date (provided that any representations and warranties made as of a specified date shall be required only to continue on the Closing Date to be true and correct as of such specified date) except (i) for changes specifically permitted by the terms of this Agreement and (ii) where the failure of the representations and warranties to be true and correct in all respects would not in the aggregate have a Material Adverse Effect on Media Metrix; (b) Media Metrix shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date; (c) each of the noncompetition agreements set forth in Section 6.2(a) of the Media Metrix Disclosure Letter between Media Metrix and the persons listed therein shall continue on the Closing Date to be in full force and effect in accordance with its terms and shall not have been modified, amended or terminated (other than with Jupiter's prior written consent), and no person listed in Section 6.2(b) of the Media Metrix Disclosure Letter shall be in breach thereof; (d) at any time after the date of this Agreement there shall not have occurred any fact, event or circumstance which would, individually, in the aggregate, or together with all other existing facts, events and circumstances, have a Material Adverse Effect on Media Metrix; (e) the bylaws of Media Metrix shall have been amended to provide that vacancies on the Board of Directors of Media Metrix created by the cessation of service of a Jupiter Designee or Media Metrix Designee, as the case may be, shall be filled by a person selected by a majority of such company's Designees then serving on such Board of Directors, which bylaw may not be amended except by vote of a majority of the entire Board of Directors or the stockholders of Media Metrix, and (f) Media Metrix shall have delivered to Jupiter a certificate, dated the Closing Date and signed by its Chief Executive Officer, President or Chief Financial Officer, certifying the satisfaction of the conditions set forth in the foregoing clauses (a) through (e).

     Section 6.3. Conditions to Obligations of Media Metrix to Effect the
Merger.

     The obligation of Media Metrix to effect the Merger is further subject to the fulfillment at or prior to the Closing Date (or waiver by Media Metrix) of the conditions that (a) the representations and warranties of Jupiter contained herein (which for purposes of this clause (a) shall be read as though none of them contained any Material Adverse Effect or materiality qualifier) shall be true and correct in all respects as of the Closing Date with the same effect as though made as of the Closing Date (provided that any representations and warranties made as of a specified date shall be required only to continue on the Closing Date to be true and correct as of such specified date) except (i) for changes specifically permitted by the terms of this Agreement and (ii) where the failure of the representations and warranties to be true and correct in all respects would not in the aggregate have a Material Adverse Effect on Jupiter;
(b) Jupiter shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date; (c) each of the noncompetition agreements set forth in Section 6.3(a) of the Jupiter Disclosure Letter between Jupiter and the persons listed therein shall continue on the Closing Date to be in full force and effect in accordance with its terms and shall not have been modified, amended or terminated (other than with Media Metrix's prior written consent), and no person listed in Section 6.3(b) of the Jupiter Disclosure Letter shall be in breach thereof; (d) at any time after the date of this Agreement there shall not have occurred any fact, event or circumstance which would, individually, in the aggregate or together with all other existing facts, events and circumstances, have a Material Adverse Effect on Jupiter; and
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(e) Jupiter shall have delivered to Media Metrix a certificate, dated the
Closing Date and signed by its Chief Executive Officer, President or a Vice President, certifying the satisfaction of the conditions set forth in the foregoing clauses (a) through (d).

                                  ARTICLE VII

                   TERMINATION, WAIVER, AMENDMENT AND CLOSING

     Section 7.1. Termination or Abandonment.

     This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any adoption of this Agreement by the stockholders of Jupiter or any approval of the Media Metrix Stockholder Proposals by the stockholders of Media Metrix):

          (a) by mutual written consent of Media Metrix and Jupiter;

          (b) by either Media Metrix or Jupiter, if the Merger shall not have been consummated before December 31, 2000; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose breach of any representation or warranty or whose failure to perform any covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;

          (c) by Media Metrix, if (i) the Board of Directors of Jupiter shall or shall resolve to (A) either not recommend that Jupiter stockholders vote in favor of this Agreement and the Merger or withdraw the Jupiter Board Recommendation, (B) modify the Jupiter Board Recommendation in a manner adverse to Media Metrix or Merger Sub, or (C) approve, recommend or fail to take a position that is adverse to any proposed Competing Transaction involving Jupiter or any of its Subsidiaries, or (ii) the Board of Directors of Jupiter shall have refused to affirm the Jupiter Board Recommendation as promptly as practicable (but in any case within five days) after receipt of any reasonable written request for such affirmation from Media Metrix or (iii) Jupiter shall have failed as promptly as practicable after the Registration Statement is declared effective by the SEC to call the Jupiter Meeting or mail the Joint Proxy Statement to its stockholders or failed to include the Jupiter Board Recommendation in the Joint Proxy Statement or failed to hold the Jupiter Meeting when scheduled;

          (d) by Jupiter, if (i) the Board of Directors of Media Metrix shall or shall resolve to (A) either not recommend that Media Metrix's stockholders vote in favor of the Media Metrix Stockholder Proposals or withdraw the Media Metrix Board Recommendation, (B) modify the Media Metrix Board Recommendation in a manner adverse to Jupiter, or (C) approve, recommend or fail to take a position that is adverse to any proposed Competing Transaction involving Media Metrix or any of its Subsidiaries, or (ii) the Board of Directors of Media Metrix shall have refused to affirm the Media Metrix Board Recommendation as promptly as practicable (but in any case within five days) after receipt of any reasonable written request for such affirmation from Jupiter or (iii) Media Metrix shall have failed as promptly as practicable after the Registration Statement is declared effective by the SEC to call the Media Metrix Meeting or to mail the Joint Proxy Statement to its stockholders or failed to include the Media Metrix Board Recommendation in the Joint Proxy Statement or failed to hold the Media Metrix Meeting when scheduled;

          (e) by either Media Metrix or Jupiter, if at the Jupiter Meeting (including any adjournment or postponement thereof) the requisite vote of the stockholders of Jupiter to adopt this Agreement shall not have been obtained;

          (f) by either Media Metrix or Jupiter, if at the Media Metrix Meeting (including any adjournment or postponement thereof) the requisite vote of the stockholders of Media Metrix to approve the Media Metrix Stockholder Proposals shall not have been obtained;

          (g) by either Media Metrix or Jupiter, if there shall be any Law or Decree that prohibits or makes illegal consummation of the Merger, or if any Decree enjoining Media Metrix or Jupiter from consummating the Merger shall have been entered and become final and nonappealable;

          (h) by either Media Metrix or Jupiter, if there shall have been a material breach by the other of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would result in the failure to satisfy one or more of the conditions set forth in
     Section 6.2 (in the case of a breach by Media Metrix) or Section 6.3 (in the case of a breach by Jupiter), and such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within 30 days after written notice thereof shall have been received by the party alleged to be in breach;

          (i) by Jupiter pursuant to, but only in compliance with, Section 5.7;
     or

          (j) by Media Metrix pursuant to, but only in compliance with, Section 5.7.

     Notwithstanding anything herein to the contrary, no termination by Media Metrix or Jupiter pursuant to this Section 7.1 under circumstances requiring payment of a Termination Fee shall be effective unless, concurrently with such termination, the fee is paid in full by Media Metrix or Jupiter, as applicable, in accordance with Section 7.3.

     Section 7.2. Effect of Termination.

     In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement, except for the provisions of the second sentence of Section 5.2, this Section 7.2 and Sections 7.3, 8.2 and 8.4, shall become void and have no effect, without any liability on the part of any party or any of its affiliates. Notwithstanding the foregoing, nothing in this Section 7.2 shall relieve any party to this Agreement of liability for any willful breach of any provision of this Agreement.

     Section 7.3. Termination Fee Payments.

     (a) Upon the happening of a Jupiter Triggering Event, Jupiter shall pay to Media Metrix (or to any Subsidiary of Media Metrix designated in writing by Media Metrix to Jupiter) the amount of $16 million (the "Jupiter Termination Fee"). "Jupiter Triggering Event" means any one of the following:

          (i) a termination of this Agreement by Media Metrix pursuant to
     Section 7.1(c);

          (ii) a termination of this Agreement by Media Metrix or Jupiter pursuant to Section 7.1(b) or 7.1(e), if (A) any Competing Transaction is publicly proposed or announced on or after the date hereof and prior to the Jupiter Meeting being held and (B) any Jupiter Business Combination (as hereinafter defined) is entered into, agreed to or consummated by Jupiter or any of its Subsidiaries within 12 months of such termination of this Agreement;

          (iii) a termination of this Agreement by Jupiter pursuant to Section 7.1(i); or

          (iv) a termination of this Agreement by Media Metrix or Jupiter pursuant to Section 7.1(b), 7.1(e) or by Media Metrix pursuant to Section 7.1(h) (but only if the breach of warranty, representation, covenant or agreement that gives rise to such termination arises out of bad faith or willful misconduct of Jupiter), if any Jupiter Business Combination is entered into, agreed to or consummated by Jupiter within three months of such termination of this Agreement.

Payment of the Jupiter Termination Fee shall be made by wire transfer of immediately available funds (1) on the second business day after such termination in the case of clause (i) of the definition of Jupiter Triggering Event, (2) on or prior to the date of such termination, in the case of clause
(iii) of the definition of Jupiter Triggering Event, or (3) on the earlier of the date a Contract is entered into with respect to a Jupiter Business Combination or a Jupiter Business Combination is consummated, in the case of clause (ii) or (iv) of the definition of Jupiter Triggering Event. In no event shall more than one Jupiter Termination Fee be payable under this Agreement.

     (b) Upon the happening of a Media Metrix Triggering Event, Media Metrix shall pay to Jupiter (or to any Subsidiary of Jupiter designated in writing by Jupiter to Media Metrix) the amount of $16 million (the "Media Metrix Termination Fee"). "Media Metrix Triggering Event" means any one of the following:

          (i) a termination of this Agreement by Jupiter pursuant to Section 7.1(d);

          (ii) a termination of this Agreement by Jupiter or Media Metrix pursuant to Section 7.1(b) or 7.1(f), if (A) any Competing Transaction is publicly proposed or announced on or after the date hereof and prior to the Media Metrix Meeting being held and (B) any Media Metrix Business Combination (as hereinafter defined) is entered into, agreed to or consummated by Media Metrix or any of its Subsidiaries within 12 months of such termination of this Agreement;

          (iii) a termination of this Agreement by Media Metrix pursuant to
     Section 7.1(j); or

          (iv) a termination of this Agreement by Jupiter or Media Metrix pursuant to Section 7.1(b), 7.1(f) or by Jupiter pursuant to Section 7.1(h) (but only if the breach of warranty, representation, covenant or agreement that gives rise to such termination arises out of bad faith or willful misconduct of Media Metrix), if any Media Metrix Business Combination is entered into, agreed to or consummated by Media Metrix within three months of such termination of this Agreement.

Payment of the Media Metrix Termination Fee shall be made by wire transfer of immediately available funds (1) on the second business day after such termination in the case of clause (i) of the definition of Media Metrix Triggering Event, (2) on or prior to the date of such termination, in the case of clause (iii) of the definition of Media Metrix Triggering Event, or (3) on the earlier of the date a Contract is entered into with respect to a Media Metrix Business Combination or a Media Metrix Business Combination is consummated, in the case of clause (ii) or (iv) of the definition of Media Metrix Triggering Event. In no event shall more than one Media Metrix Termination Fee be payable under this Agreement.

     (c) The parties acknowledge that the agreements contained in paragraphs (a) and (b) of this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, they would not enter into this Agreement; accordingly, if either of Media Metrix or Jupiter fails to pay promptly any fee payable by it pursuant to this Section 7.3, then the party owing such fee shall pay to the party owed such fee its costs and expenses (including attorneys' fees) in connection with any Litigation brought by such company to obtain payment of such fee, together with interest on the amount of the fee at the prime or base rate of The Chase Manhattan Bank from the date such payment was due under this Agreement until the date of payment.

     (d) "Jupiter Business Combination" shall mean:

          (i) any merger, consolidation or other business combination as a result of which the stockholders of Jupiter would hold less than 60% of the voting securities of Jupiter outstanding following that transaction;

          (ii) the acquisition of 40% or more of the outstanding capital stock of Jupiter; or

          (iii) the acquisition of 40% or more (on a book value basis or fair market value basis) of the assets of Jupiter and its Subsidiaries taken as a whole (including capital stock of any Subsidiary).

     (e) "Media Metrix Business Combination" shall mean:

          (i) any merger, consolidation or other business combination as a result of which the stockholders of Media Metrix would hold less than 60% of the voting securities of Media Metrix outstanding following that transaction;

          (ii) the acquisition of 40% or more of the outstanding capital stock of Media Metrix; or

          (iii) the acquisition of 40% or more (on a book value basis or) fair market value basis) of the assets of Media Metrix and its Subsidiaries taken as a whole (including capital stock of any Subsidiary).

                                  ARTICLE VIII

                                 MISCELLANEOUS

     Section 8.1. No Survival of Representations and Warranties.

     None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for the agreements set forth in Article II, the provisions of Section 5.9 and this Section 8.1.

     Section 8.2. Expenses.

     Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except that the expenses incurred in connection with the filing, printing and mailing of the Registration Statement and the Joint Proxy Statement (including registration and filing fees relating thereto) and the fee payable in connection with the filings made pursuant to the HSR Act shall be shared equally by Jupiter and Media Metrix.

     Section 8.3. Counterparts; Effectiveness.

     This Agreement may be executed in two or more consecutive counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

     Section 8.4. Governing Law.

     This Agreement and the agreements, instruments and documents contemplated hereby shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the principles of conflicts of laws thereof.

     Section 8.5. Notices.

     All notices and other communications hereunder shall be in writing (including telecopy or similar writing) and shall be effective (a) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section 8.5 and the appropriate telecopy confirmation is received or (b) if given by any other means, when delivered at the address specified in this
Section 8.5:

         To Media Metrix or Merger Sub:

         Media Metrix Corporation
         250 Park Avenue South, 7th Floor
         New York, NY 10003
         Attention: Gail Balcerzak, Esq.
         Telecopier: (212) 515-8719

         with a copy to:

         Fried, Frank, Harris, Shriver & Jacobson
         One New York Plaza
         New York, New York 10004-1980
         Attention: Aviva Diamant, Esq.
         Telecopier: (212) 859-4000

         To Jupiter:

         Jupiter Communications, Inc.
         627 Broadway, 2nd Floor
         New York, NY 10012
         Attention: Alan N. Shapiro, Esq.
         Telecopier: (212) 260-6848

         copy to:

         Brobeck, Phleger & Harrison LLP
         1633 Broadway, 47th Floor
         New York, New York 10019
         Attention: Eric Simonson, Esq.
         Telecopier: (212) 586-7878

     Section 8.6. Assignment; Binding Effect.

     Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that Merger Sub may assign all of its rights and obligations under this Agreement and the transactions contemplated hereby to any other wholly owned Subsidiary of Media Metrix. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     Section 8.7. Severability.

     Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

     Section 8.8. Enforcement of Agreement.

     The parties hereto agree that money damages or other remedy at law would not be sufficient or adequate remedy for any breach or violation of, or a default under, this Agreement by any of them and that in addition to all other remedies available to any of them, each of them shall be entitled to the fullest extent permitted by law to an injunction restraining such breach, violation or default or threatened breach, violation or default and to any other equitable relief, including specific performance, without bond or other security being required.

     Section 8.9. Miscellaneous.

     This Agreement:

          (a) along with the Confidentiality Agreements constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof; and

          (b) except for the provisions of Section 5.9, is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder.

     Section 8.10. Interpretation; Definitions.

     When a reference is made in this Agreement to a Section or Subsection, such reference shall be to a Section or Subsection of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The term "including" shall mean including without limitation, whether or not so stated, and is meant to be by way of example rather than limitation. The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References in this Agreement (except as specifically otherwise defined) to "affiliates" shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, "control" (including, with its correlative meanings, "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or other ownership interests, by contract or otherwise. References in this Agreement to "person" shall mean an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a Governmental Entity. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. References in this Agreement to "Subsidiaries" of Jupiter or Media Metrix (as applicable) shall mean any corporation or other form of legal entity of which more than 50% of the outstanding voting securities are directly or indirectly owned by Jupiter or Media Metrix, as the case may be.

                            [Signature page follows]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

                                          MEDIA METRIX, INC

                                          By:        /s/ TOD JOHNSON
                                            ------------------------------------
                                              Name: Tod Johnson
                                              Title:

                                          MMX ACQUISITION CORP.

                                          By:        /s/ TOD JOHNSON
                                            ------------------------------------
                                              Name: Tod Johnson
                                              Title:

                                          JUPITER COMMUNICATIONS, INC.

                                          By:        /s/ GENE DEROSE
                                            ------------------------------------
                                              Name: Gene DeRose
                                              Title:

                                AMENDMENT NO. 1
                      TO THE AGREEMENT AND PLAN OF MERGER

     THIS AMENDMENT, dated as of August 10, 2000 (this "Amendment"), is among Media Metrix, Inc., a Delaware corporation ("Media Metrix"), MMX Acquisition Corp., a Delaware corporation ("Merger Sub"), and Jupiter Communications, Inc., a Delaware corporation ("Jupiter").

     WHEREAS, Media Metrix, Merger Sub and Jupiter have previously entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of June 26, 2000, providing for the merger of Merger Sub with and into Jupiter; and

     WHEREAS, Media Metrix, Merger Sub and Jupiter desire to amend the Merger Agreement as set forth herein.

     NOW, THEREFORE, the parties hereto agree as follows:

     Section 1. Section 5.11 of the Merger Agreement shall be amended to read in its entirety as follows:

          "Section 5.11.  Board of Directors and Officers of Media
     Metrix. Media Metrix shall take all action necessary to cause the Board of Directors of Media Metrix to be comprised, immediately following the Effective Time, of the following nine persons: (i) two Media Metrix Designees (as defined below) and one Jupiter Designee (as defined below), who shall be assigned to the class of directors whose term of office expires at Media Metrix's first annual meeting of stockholders after the Effective Time, (ii) one Media Metrix Designee and two Jupiter Designees, who shall be assigned to the class of directors whose terms of office expires at Media Metrix's second annual meeting of stockholders after the Effective Time and (iii) two Media Metrix Designees and one Jupiter Designee, who shall be assigned to the class of directors whose term of office expires at Media Metrix's third annual meeting of stockholders after the Effective Time. The Board of Directors of Media Metrix also shall appoint, effective immediately following the Effective Time, (i) Gene DeRose as Vice Chairman and President of Media Metrix, (ii) Kurt Abrahamson and Mary Ann Packo as Co-Chief Operating Officers of Media Metrix (and each shall continue following the Effective Time to serve as President of his or her operating division), and (iii) Jean Robinson as Executive Vice President, Business Development of Media Metrix, and Tod Johnson shall continue following the Effective Time to serve as Chairman and Chief Executive Officer of Media Metrix and Thomas Lynch shall continue following the Effective Time to serve as Chief Financial Officer of Media Metrix, all of the foregoing persons to serve in accordance with the provisions of the certificate of incorporation and bylaws of Media Metrix and the provisions of the DGCL. "Media Metrix Designees" shall mean those persons designated by Media Metrix, and "Jupiter Designees" shall mean those persons designated by Jupiter (any of the foregoing, whether designated by Media Metrix or Jupiter, a "Designee"), to serve as members of the Board of Directors of Media Metrix immediately following the Effective Time, which designation shall specify the class of directors to which such Designee is to be assigned."

     Section 2. Clause 6.2(e) of the Merger Agreement shall be amended to read in its entirety as follows:

    "(e) the bylaws of Media Metrix shall have been amended to provide that vacancies on the Board of Directors of Media Metrix created by the cessation of service of a Jupiter Designee or Media Metrix Designee, as the case may be, shall be filled by a person selected by a majority of such company's Designees then serving on such Board of Directors, which bylaw may not be amended except by vote of at least 66 2/3% of the entire Board of Directors or the stockholders of Media Metrix;"

     Section 3. Except as otherwise amended hereby, the Merger Agreement shall continue in full force and effect, in accordance with its terms.

     Section 4. This Amendment may be executed in two or more consecutive counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

                                          MEDIA METRIX, INC.

                                          By: /s/ TOD JOHNSON
                                            ------------------------------------
                                              Name: Tod Johnson
                                              Title: Chief Executive Officer

                                          MMX ACQUISITION CORP.

                                          By: /s/ TOD JOHNSON
                                            ------------------------------------
                                              Name: Tod Johnson
                                              Title: Chief Executive Officer

                                          JUPITER COMMUNICATIONS, INC.

                                          By: /s/ GENE DEROSE
                                            ------------------------------------
                                              Name: Gene DeRose
                                              Title: Chief Executive Officer

                                                                         ANNEX B

                                VOTING AGREEMENT

     VOTING AGREEMENT (the "Agreement") dated as of June 26, 2000 between each of the undersigned stockholders (each, a "Stockholder" and collectively, the "Stockholders") of Media Metrix, Inc., a Delaware corporation ("Media Metrix"), and Jupiter Communications, Inc., a Delaware corporation ("Jupiter").

     WHEREAS, Media Metrix, Jupiter and MMX Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Media Metrix ("Merger Sub"), propose to enter into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, the "Merger Agreement") providing for the merger of Merger Sub with and into Jupiter (the "Merger") upon the terms and subject to the conditions set forth in the Merger Agreement; and

     WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Jupiter has required that each Stockholder enter into this Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

     Section 1. Definitions. Each capitalized term used but not defined herein shall have the meaning ascribed to it in the Merger Agreement.

     Section 2. Representations and Warranties of Each Stockholder. Each Stockholder hereby, severally and not jointly, represents and warrants to Jupiter in respect of itself as follows:

          (a) The Stockholder is the owner, of record or beneficially (as such term is defined in the Exchange Act) of that number of shares of Media Metrix Common Stock ("Media Metrix Shares") set forth opposite its name on
     Part 1 of Exhibit A (but not including any Future Media Metrix Shares (as hereinafter defined)); has the full and exclusive power and authority to vote (or direct the voting of), and to execute (or direct the execution of) consents with respect to, such Media Metrix Shares; and owns such Media Metrix Shares free and clear of any Share Arrangements (including any Share Arrangements relating to the voting of such Media Metrix Shares) or other Encumbrances, except for the option set forth in Part 1 of Exhibit A (the "NPD Option");

          (b) Part 2 of Exhibit A sets forth all Media Metrix Shares which the Stockholder has the right to obtain at any time (disregarding for this purpose any vesting provisions or other restrictions on exercise) upon the exercise of stock options outstanding, or under any other Share Arrangements in effect, on the date hereof ("Future Media Metrix Shares");

          (c) The Stockholder does not own, of record or beneficially, or have the right to acquire any Media Metrix Shares other than as set forth on Exhibit A; and

          (d) The Stockholder has the legal capacity and all other right, power and authority to enter into this Agreement and the Proxy (as hereinafter defined) and to carry out its obligations hereunder and thereunder. The execution and delivery by the Stockholder of this Agreement and the performance by the Stockholder of its obligations hereunder have been duly and validly authorized by the trustees of the Stockholder, Board of Directors of the Stockholder, or general partner[s] of the Stockholder (as the case may be). This Agreement and the Proxy have been duly and validly executed and delivered by the Stockholder and constitute the valid and legally binding agreement of the Stockholder, enforceable against the Stockholder in accordance with their respective terms; and the execution and delivery by the Stockholder of this Agreement and the Proxy and the performance by the Stockholder of its obligations hereunder and thereunder will not (with or without notice, lapse of time or both) (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any Contract to which the Stockholder is a party or by which the Stockholder is bound, (ii) violate any Decree or Law applicable to the Stockholder, or (iii) result in the creation of, or impose any obligation on the Stockholder to create, any Encumbrance upon any Media Metrix Shares other than in favor of Jupiter.

     Section 3. Representations and Warranties of Jupiter. Jupiter represents and warrants to each of the Stockholders as follows: Jupiter has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery by Jupiter of this Agreement and the performance by Jupiter of its obligations hereunder have been duly and validly authorized by the Board of Directors of Jupiter. This Agreement has been duly and validly executed and delivered by Jupiter and constitutes the valid and binding agreement of Jupiter, enforceable against Jupiter in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies).

     The representations and warranties contained in this Section 3 and in
Section 2 hereof shall be made as of the date hereof and as of each date from the date hereof through and including the date that the Merger is consummated or this Agreement is terminated in accordance with its terms.

     Section 4. Agreement to Vote Media Metrix Shares. Each Stockholder hereby agrees to be present (in person or by proxy) and to vote its Media Metrix Shares and any New Shares (as hereinafter defined), and to cause any holder of record of its Media Metrix Shares or New Shares to be present (in person or by proxy) and to vote (including by giving a written consent), (a) in favor of approval of the Merger and the Merger Agreement and any other matters necessary for the consummation of the Merger, (b) against any Competing Transaction, and (c) against any proposed action or transaction that would result in a breach of any representation, warranty, covenant or agreement of Media Metrix under the Merger Agreement or result in any of the conditions contained in Section 6.1 or 6.2 of the Merger Agreement becoming incapable of fulfillment or that would otherwise prevent, interfere with, frustrate or delay consummation of the Merger (each of the foregoing actions or transactions, a "Frustrating Transaction"), in each case, at the Media Metrix Meeting or any other meeting of stockholders of Media Metrix at which any such matters are considered and at every adjournment thereof (and, if applicable, in connection with any solicitation of written consents of stockholders of Media Metrix). Any such vote shall be cast, or consent shall be given, in accordance with such procedures relating thereto as shall ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. Each Stockholder is delivering to Jupiter, contemporaneously herewith, a proxy in the form attached hereto as Exhibit B (each, the "Proxy"), with the total number of the Stockholder's Media Metrix Shares correctly indicated thereon. Each Stockholder hereby represents and warrants that any proxies heretofore given in respect of its Media Metrix Shares are not irrevocable and that all such proxies are hereby revoked. Each Stockholder acknowledges that Jupiter is entering into the Merger Agreement in reliance upon the Stockholders' execution and delivery of this Agreement and the Proxies. Each Stockholder hereby affirms that the Proxy is given in connection with the execution of the Merger Agreement, that the Proxy is given to secure the performance of the duties of the Stockholder under this Agreement, that the Proxy is coupled with an interest and may under no circumstances be revoked, and that the Proxy is executed and intended to be irrevocable in accordance with Section 212(e) of the Delaware General Corporation Law. Each Stockholder hereby ratifies and confirms all that the proxies and attorneys-in-fact appointed under the Proxy may lawfully do or cause to be done by virtue thereof.

     Section 5. Restrictive Covenants. Each of the Stockholders hereby covenants and agrees with Jupiter as follows:

          (a) The Stockholder's Media Metrix Shares and the certificates representing such Media Metrix Shares will at all times during the term hereof be held by the Stockholder, or by a nominee or custodian for the benefit of the Stockholder, free and clear of all Share Arrangements (including any voting trust or other Share Arrangement relating to the voting of such Media Metrix Shares) or other Encumbrances, other than this Agreement and the Proxy and the NPD Option; and

          (b) The Stockholder will not transfer, sell, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or consent to or permit any Transfer of, or enter into any Contract with respect to any Transfer of, any or all of the Stockholder's Media Metrix Shares, or any interest therein.

     Notwithstanding the foregoing, the provisions of this Section 5 (i) shall not apply to Greylock IX Limited Partnership ("Greylock") and nothing herein shall restrict Greylock's ability to transfer any of its Media Metrix Shares, or any interest therein, and (ii) shall not restrict the NPD Group, Inc. from complying with the terms of the NPD Option.

     Section 6. Additional Media Metrix Shares. Each Stockholder agrees that, in the event that, after its execution of this Agreement, there occurs any stock dividend, stock split, recapitalization, reclassification, combination or share exchange on, of or affecting the Stockholder's Media Metrix Shares, the number of Media Metrix Shares set forth opposite the Stockholder's name on Exhibit A shall, without further action of the parties, be deemed to have been adjusted appropriately. In addition, each Stockholder agrees that, in the event that, after its execution of this Agreement, (a) the Stockholder purchases or otherwise acquires beneficial ownership of any additional Media Metrix Shares (including through the exercise of any warrants or stock options or any right under any other Share Arrangements), or (b) the Stockholder acquires the right to vote or share in the voting of any additional Media Metrix Shares (collectively, "New Shares"), the New Shares shall, without further action of the parties, be subject to the terms of this Agreement and the Proxy to the same extent as if the New Shares had been owned by the Stockholder on the date hereof. At Jupiter's request, the Stockholder shall deliver promptly to Jupiter an irrevocable proxy identical in form to the Proxy with respect to such New Shares. If the Stockholder acquires any New Shares it shall promptly notify Jupiter of such acquisition.

     Section 7. Competing Transaction. Each Stockholder agrees that the Stockholder will not, nor will the Stockholder authorize or permit any investment banker, attorney or other advisor, agent or representative of the Stockholder to, directly or indirectly, solicit, initiate, encourage or facilitate, or furnish or disclose non-public information in furtherance of, any Competing Transaction, or negotiate or otherwise engage in discussions with any person (other than Jupiter, Merger Sub, Media Metrix or their respective directors, officers, employees, advisors, agents or representatives) with respect to any Competing Transaction or commit or agree to take any action inconsistent with the transactions contemplated by the Merger Agreement. Each Stockholder agrees that it will immediately cease all existing activities, discussions and negotiations with any persons conducted heretofore with respect to any proposal for a Competing Transaction. Each Stockholder agrees promptly to advise Jupiter in writing of the receipt, directly or indirectly, of any inquiries or proposals relating to a Competing Transaction (including the specific terms thereof and the identity of the Third Party), and to keep Jupiter fully informed of the status of any such inquiries or proposals, of the furnishing of information to the Third Party, and of any negotiations or discussions relating thereto (including any changes or adjustments to the terms of such Competing Transaction as a result of negotiations or otherwise).

     Section 8. Fiduciary Duty. Nothing herein contained shall restrict, limit or prohibit any person who is a director, officer or controlling person of any of the Stockholders and who is also a director or officer of Media Metrix from exercising, in his capacity as director or officer of Media Metrix, his fiduciary duties to the stockholders of Media Metrix under applicable Law, provided that nothing in this Section 8 shall relieve or be deemed to relieve the Stockholder from its obligations under Sections 4, 5 and 6 hereof.

     Section 9. Termination. This Agreement shall terminate upon the earliest to occur of (A) the Effective Time, (B) the three month anniversary of the date of termination of the Merger Agreement pursuant to Section 7.1(d), (h) (by reason of a breach of covenants or agreements by Media Metrix) or (j) thereof, and (C) the date of termination of the Merger Agreement pursuant to any other provisions of Section 7.1. Nothing in this Section 9 shall relieve any party of liability for any breach of any provision of this Agreement occurring prior to the termination of this Agreement.

     Section 10. Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

     Section 11. Counterparts. This Agreement may be executed in two or more consecutive counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

     Section 12. Governing Law. This Agreement and the agreements, instruments and documents contemplated hereby shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the principles of conflicts of laws thereof.

     Section 13. Notices. All notices and other communications hereunder shall be in writing (including telecopy or similar writing) and shall be effective (a) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section 13 and the appropriate telecopy confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section 13.

         If to Jupiter:

         Jupiter Communications, Inc.
         627 Broadway, 2nd Floor
         New York, NY 10012
         Attention: Alan N. Shapiro, Esq.
         Telecopier: (212) 260-6848

         if to a Stockholder, to such Stockholder at its address set forth below its name on the signature page.

     Section 14. Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto (except by operation of law) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns, including any successor by merger or otherwise.

     Section 15. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

     Section 16. Enforcement of Agreement. Each party hereto agrees that money damages or other remedy at law would not be sufficient or adequate remedy for any breach or violation of, or a default under, this Agreement by any of them and that in addition to all other remedies available to any of them, each of them shall be entitled to the fullest extent permitted by law to an injunction restraining such breach, violation or default or threatened breach, violation or default and to any other equitable relief, including specific performance, without bond or other security being required.

     Section 17. Entire Agreement; Amendments and Waivers. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, and no provisions hereof may be waived by any party, except by an instrument in writing signed by all the parties hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall such waiver be deemed a continuing waiver of any provision hereof by such party. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of the right to exercise any such or other right, power or remedy or to demand such compliance.

     Section 18. Headings. All Section headings herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     Section 19. Further Assurances. Each Stockholder shall, from time to time, execute and deliver or cause to be executed and delivered, such additional or further consents, documents and other instruments as Jupiter may request for the purpose of effectuating the matters covered by this Agreement, including the granting of additional proxies as set forth in Section 6 hereof. Each Stockholder shall also use its best efforts to take, or cause to be taken, all action, and do, or cause to be done, all things necessary or advisable in order to consummate and make effective the transactions contemplated by this Agreement or the Merger Agreement.

     Section 20. Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

     IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date first written above.

                                          JUPITER COMMUNICATIONS, INC.

                                          By:        /s/ GENE DEROSE
                                            ------------------------------------
                                              Name: Gene DeRose
                                              Title:

                                          THE 1995 STACEY JOHNSON TRUST

                                          By:     /s/ FRANKLIN L. GREEN
                                            ------------------------------------
                                              Trustee: Franklin L. Green

                                          By:      /s/ DEBORAH RAIZES
                                            ------------------------------------
                                              Trustee: Deborah Raizes

                                          THE 1995 SCOTT JOHNSON TRUST

                                          By:     /s/ FRANKLIN L. GREEN
                                            ------------------------------------
                                              Trustee: Franklin L. Green

                                          By:      /s/ DEBORAH RAIZES
                                            ------------------------------------
                                              Trustee: Deborah Raizes

                                          THE NPD GROUP, INC.

                                          By:         /s/ TOD JOHNSON
                                              ----------------------------------
                                              Name: Tod Johnson
                                              Title: Chairman and Chief
                                              Executive Officer
                                              Address: 900 West Shore Road
                                                       Port Washington, NY 11050

                                          GREYLOCK IX L.P.

                                          By:       /s/ HENRY MCCANCE
                                            ------------------------------------
                                              Name: Henry McCance
                                              Address:

                                                                         ANNEX C

                                VOTING AGREEMENT

     VOTING AGREEMENT (the "Agreement") dated as of June 26, 2000 between each of the undersigned stockholders (each, a "Stockholder" and collectively, the "Stockholders") of Jupiter Communications, Inc., a Delaware corporation ("Jupiter"), and Media Metrix, Inc., a Delaware corporation ("Media Metrix").

     WHEREAS, Jupiter, Media Metrix and MMX Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Media Metrix ("Merger Sub"), propose to enter into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, the "Merger Agreement") providing for the merger of Merger Sub with and into Jupiter (the "Merger") upon the terms and subject to the conditions set forth in the Merger Agreement; and

     WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Media Metrix has required that each Stockholder enter into this Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

     Section 1. Definitions. Each capitalized term used but not defined herein shall have the meaning ascribed to it in the Merger Agreement.

     Section 2. Representations and Warranties of Each Stockholder. Each Stockholder hereby, severally and not jointly, represents and warrants to Media Metrix in respect of himself as follows:

          (a) The Stockholder is the owner, of record or beneficially (as such term is defined in the Exchange Act), of that number of Jupiter Shares set forth opposite his name on Part 1 of Exhibit A (but not including any Future Jupiter Shares (as hereinafter defined)); has the full and exclusive power and authority to vote (or direct the voting of), and to execute (or direct the execution of) consents with respect to, such Jupiter Shares; and owns such Jupiter Shares free and clear of any Share Arrangements (including any Share Arrangements relating to the voting of such Jupiter Shares) or other Encumbrances;

          (b) Part 2 of Exhibit A sets forth all Jupiter Shares which the Stockholder has the right to obtain at any time (disregarding for this purpose any vesting provisions or other restrictions on exercise) upon the exercise of stock options outstanding, or under any other Share Arrangements in effect, on the date hereof ("Future Jupiter Shares");

          (c) The Stockholder does not own, of record or beneficially, or have the right to acquire any Jupiter Shares other than as set forth on Exhibit A; and

          (d) The Stockholder has the legal capacity and all other right, power and authority to enter into this Agreement and the Proxy (as hereinafter defined) and to carry out his obligations hereunder and thereunder. This Agreement and the Proxy have been duly and validly executed and delivered by the Stockholder and constitute the valid and legally binding agreement of the Stockholder, enforceable against the Stockholder in accordance with their respective terms; and the execution and delivery by the Stockholder of this Agreement and the Proxy and the performance by the Stockholder of his obligations hereunder and thereunder will not (with or without notice, lapse of time or both) (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any Contract to which the Stockholder is a party or by which the Stockholder is bound, (ii) violate any Decree or Law applicable to the Stockholder, or (iii) result in the creation of, or impose any obligation on the Stockholder to create, any Encumbrance upon any Jupiter Shares other than in favor of Media Metrix.

     Section 3. Representations and Warranties of Media Metrix. Media Metrix represents and warrants to each of the Stockholders as follows: Media Metrix has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery by Media Metrix of this Agreement and the performance by Media Metrix of its obligations hereunder have been duly and validly authorized by the Board of Directors of Media Metrix. This Agreement has been duly and validly executed and delivered by Media Metrix and constitutes the valid and binding agreement of Media Metrix, enforceable against Media Metrix in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies).

     The representations and warranties contained in this Section 3 and in
Section 2 hereof shall be made as of the date hereof and as of each date from the date hereof through and including the date that the Merger is consummated or this Agreement is terminated in accordance with its terms.

     Section 4. Agreement to Vote Jupiter Shares. Each Stockholder hereby agrees to be present (in person or by proxy) and to vote his Jupiter Shares and any New Shares (as hereinafter defined), and to cause any holder of record of his Jupiter Shares or New Shares to be present (in person or by proxy) and to vote (including by giving a written consent), (a) in favor of approval of the Merger and the Merger Agreement and any other matters necessary for the consummation of the Merger, (b) against any Competing Transaction, and (c) against any proposed action or transaction that would result in a breach of any representation, warranty, covenant or agreement of Jupiter under the Merger Agreement or result in any of the conditions contained in Section 6.1 or 6.3 of the Merger Agreement becoming incapable of fulfillment or that would otherwise prevent, interfere with, frustrate or delay consummation of the Merger (each of the foregoing actions or transactions, a "Frustrating Transaction"), in each case, at the Jupiter Meeting or any other meeting of stockholders of Jupiter at which any such matters are considered and at every adjournment thereof (and, if applicable, in connection with any solicitation of written consents of stockholders of Jupiter). Any such vote shall be cast, or consent shall be given, in accordance with such procedures relating thereto as shall ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. Each Stockholder is delivering to Media Metrix, contemporaneously herewith, a proxy in the form attached hereto as Exhibit B (each, the "Proxy"), with the total number of the Stockholder's Jupiter Shares correctly indicated thereon. Each Stockholder hereby represents and warrants that any proxies heretofore given in respect of his Jupiter Shares are not irrevocable and that all such proxies are hereby revoked. Each Stockholder acknowledges that Media Metrix is entering into the Merger Agreement in reliance upon the Stockholders' execution and delivery of this Agreement and the Proxies. Each Stockholder hereby affirms that the Proxy is given in connection with the execution of the Merger Agreement, that the Proxy is given to secure the performance of the duties of the Stockholder under this Agreement, that the Proxy is coupled with an interest and may under no circumstances be revoked, and that the Proxy is executed and intended to be irrevocable in accordance with Section 212(e) of the Delaware General Corporation Law. Each Stockholder hereby ratifies and confirms all that the proxies and attorneys-in-fact appointed under the Proxy may lawfully do or cause to be done by virtue thereof.

     Section 5. Restrictive Covenants. Each of the Stockholders hereby covenants and agrees with Media Metrix as follows:

          (a) The Stockholder's Jupiter Shares and the certificates representing such Jupiter Shares will at all times during the term hereof be held by the Stockholder, or by a nominee or custodian for the benefit of the Stockholder, free and clear of all Share Arrangements (including any voting trust or other Share Arrangement relating to the voting of such Jupiter Shares) or other Encumbrances, other than this Agreement and the Proxy; and

          (b) The Stockholder will not transfer, sell, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or consent to or permit any Transfer of, or enter into any Contract with respect to any Transfer of, any or all of the Stockholder's Jupiter Shares, or any interest therein.

     Section 6. Additional Jupiter Shares. Each Stockholder agrees that, in the event that, after his execution of this Agreement, there occurs any stock dividend, stock split, recapitalization, reclassification, combination or share exchange on, of or affecting the Stockholder's Jupiter Shares, the number of Jupiter

Shares set forth opposite the Stockholder's name on Exhibit A shall, without further action of the parties, be deemed to have been adjusted appropriately. In addition, each Stockholder agrees that, in the event that, after his execution of this Agreement, (a) the Stockholder purchases or otherwise acquires beneficial ownership of any additional Jupiter Shares (including through the exercise of any warrants or stock options or any right under any other Share Arrangements), or (b) the Stockholder acquires the right to vote or share in the voting of any additional Jupiter Shares (collectively, "New Shares"), the New Shares shall, without further action of the parties, be subject to the terms of this Agreement and the Proxy to the same extent as if the New Shares had been owned by the Stockholder on the date hereof. At Media Metrix's request, the Stockholder shall deliver promptly to Media Metrix an irrevocable proxy identical in form to the Proxy with respect to such New Shares. If the Stockholder acquires any New Shares, he shall promptly notify Media Metrix of such acquisition.

     Section 7. Competing Transaction. Each Stockholder agrees that the Stockholder will not, nor will the Stockholder authorize or permit any investment banker, attorney or other advisor, agent or representative of the Stockholder to, directly or indirectly, solicit, initiate, encourage or facilitate, or furnish or disclose non-public information in furtherance of, any Competing Transaction, or negotiate or otherwise engage in discussions with any person (other than Media Metrix, Merger Sub, Jupiter or their respective directors, officers, employees, advisors, agents or representatives) with respect to any Competing Transaction or commit or agree to take any action inconsistent with the transactions contemplated by the Merger Agreement. Each Stockholder agrees that he will immediately cease all existing activities, discussions and negotiations with any persons conducted heretofore with respect to any proposal for a Competing Transaction. Each Stockholder agrees promptly to advise Media Metrix in writing of the receipt, directly or indirectly, of any inquiries or proposals relating to a Competing Transaction (including the specific terms thereof and the identity of the Third Party), and to keep Media Metrix fully informed of the status of any such inquiries or proposals, of the furnishing of information to the Third Party, and of any negotiations or discussions relating thereto (including any changes or adjustments to the terms of such Competing Transaction as a result of negotiations or otherwise).

     Section 8. Fiduciary Duty. Nothing herein contained shall restrict, limit or prohibit any of the Stockholders who is a director or officer of Jupiter from exercising, in his capacity as director or officer, his fiduciary duties to the stockholders of Jupiter under applicable Law, provided that nothing in this
Section 8 shall relieve or be deemed to relieve such Stockholder from his obligations under Sections 4, 5 and 6 hereof.

     Section 9. Termination. This Agreement shall terminate upon the earliest to occur of (A) the Effective Time, (B) the three month anniversary of the date of termination of the Merger Agreement pursuant to Section 7.1(c), (h) (by reason of a breach of covenants or agreements by Jupiter) or (i) thereof, and
(C) the date of termination of the Merger Agreement pursuant to any other provisions of Section 7.1. Nothing in this Section 9 shall relieve any party of liability for any breach of any provision of this Agreement occurring prior to the termination of this Agreement.

     Section 10. Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

     Section 11. Counterparts. This Agreement may be executed in two or more consecutive counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

     Section 12. Governing Law. This Agreement and the agreements, instruments and documents contemplated hereby shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the principles of conflicts of laws thereof.

     Section 13. Notices. All notices and other communications hereunder shall be in writing (including telecopy or similar writing) and shall be effective (a) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section 13 and the appropriate telecopy confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section 13.

        If to Media Metrix:

        Media Metrix Corporation
        250 Park Avenue South, 7th Floor
        New York, NY 10003
        Attention: Gail Balcerzak, Esq.
        Telecopier: (212) 515-8719

        if to a Stockholder, to him at his address set forth below his name on the signature page.

     Section 14. Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto (except by operation of law) without the prior written consent of the other parties; provided, however, that Media Metrix may assign all of its rights and obligations under this Agreement to any person to whom Media Metrix may assign its rights under the Merger Agreement. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns, including, in the case of Media Metrix, any successor by merger or otherwise, and, in the case of the Stockholder, any trustee, executor, heir, legatee or personal representative succeeding to the ownership of (or power to vote) such Stockholder's Jupiter Shares or New Shares (including as a result of the death, disability or incapacity of a Stockholder).

     Section 15. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

     Section 16. Enforcement of Agreement. Each party hereto agrees that money damages or other remedy at law would not be sufficient or adequate remedy for any breach or violation of, or a default under, this Agreement by any of them and that in addition to all other remedies available to any of them, each of them shall be entitled to the fullest extent permitted by law to an injunction restraining such breach, violation or default or threatened breach, violation or default and to any other equitable relief, including specific performance, without bond or other security being required.

     Section 17. Entire Agreement; Amendments and Waivers. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, and no provisions hereof may be waived by any party, except by an instrument in writing signed by all the parties hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall such waiver be deemed a continuing waiver of any provision hereof by such party. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its or his obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of the right to exercise any such or other right, power or remedy or to demand such compliance.

     Section 18. Headings. All Section headings herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     Section 19. Further Assurances. Each Stockholder shall, from time to time, execute and deliver or cause to be executed and delivered, such additional or further consents, documents and other instruments as Media Metrix may request for the purpose of effectuating the matters covered by this Agreement, including the granting of additional proxies as set forth in Section 6 hereof. Each Stockholder shall also use his best efforts to take, or cause to be taken, all action, and do, or cause to be done, all things necessary or advisable in order to consummate and make effective the transactions contemplated by this Agreement or the Merger Agreement.

     Section 20. Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

     IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date first written above.

                                          MEDIA METRIX, INC.

                                          By:        /s/ TOD JOHNSON
                                            ------------------------------------
                                              Name: Tod Johnson
                                              Title: Chairman and Chief
                                              Executive Officer

                                          STOCKHOLDER

                                                 /s/ ERNEST ABRAHAMSON
                                          --------------------------------------
                                          Name: Ernest Abrahamson
                                          Address:

                                          STOCKHOLDER

                                                  /s/ KURT ABRAHAMSON
                                          --------------------------------------
                                          Name: Kurt Abrahamson
                                          Address:

                                          STOCKHOLDER

                                                    /s/ GENE DEROSE
                                          --------------------------------------
                                          Name: Gene DeRose
                                          Address:

                                                                         ANNEX D

June 26, 2000

Board of Directors
Media Metrix Inc.
250 Park Avenue South, 7th Floor
New York, NY 10003

Members of the Board:

     We understand that Media Metrix, Inc. a Delaware corporation ("Media Metrix"), Merger Sub Corp., a Delaware corporation and a subsidiary of Media Metrix ("Merger Sub"), and Jupiter Communications, Inc. a Delaware corporation ("Jupiter"), propose to enter into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Merger Sub will be merged with and into Jupiter, which will be the surviving entity (the "Merger"). Pursuant to the Merger, as more fully described in the draft dated June 25, 2000 of the Merger Agreement, each issued and outstanding share of common stock, $0.001 par value per share, of Jupiter ("Jupiter Common Stock") will be converted into the right to receive that number of shares of common stock, $0.01 par value per share, of Media Metrix ("Media Metrix Common Stock") equal to the Exchange Ratio (as defined in the Merger Agreement), subject to certain adjustments. The terms and conditions of the Merger are set forth in more detail in the Merger Agreement.

     You have asked for our opinion as investment bankers as to whether the Exchange Ratio is fair to Media Metrix from a financial point of view, as of the date hereof.

     In connection with our opinion, we have, among other things, (i) reviewed certain publicly available financial and other data with respect to Jupiter and Media Metrix, including the consolidated financial statements for the most recent year ending December 31, 1999 and the interim period ending March 31, 2000 and certain other relevant financial and operating data relating to Jupiter and Media Mertix made available to us from published sources and from the internal records of Jupiter and Media Metrix, (ii) reviewed the financial terms and conditions of the draft dated June 25, 2000 of the Merger Agreement; (iii) reviewed certain publicly available information concerning the stock market trading history for Media Metrix Common Stock and Jupiter Common Stock; (iv) compared Jupiter and Media Metrix from a financial point of view with certain other Internet-related service companies which we deem to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of Internet-related service companies which we deemed to be comparable, in whole or in part, to the Merger; (vi) reviewed and discussed with representatives of the management of Jupiter and Media Metrix certain information of a business and financial nature regarding Jupiter and Media Metrix, furnished to us by them, including financial forecasts and related assumptions of Jupiter and Media Metrix; (vii) made inquiries regarding and discussed the Merger and the Merger Agreement and other matters related thereto with Media Metrix's counsel; and (viii) performed such other analyses and examinations as we have deemed appropriate.

     In connection with our review, we have not assumed any obligation independently to verify the foregoing information and have relied on its being accurate and complete in all material respects. With respect to the financial forecasts for Jupiter and Media Metrix provided to us by their respective managements, upon their advice and with your consent we have assumed for purposes of our opinion that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of their respective managements at the time of preparation as to the future financial performance of Jupiter and Media Metrix and that they provide a reasonable basis upon which we can form our opinion. We have also assumed that there have been no material changes in Jupiter or Media Metrix's assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to us. We have relied on advice of counsel and independent accountants to Media Metrix as to all legal and financial reporting matters with respect to Media Metrix, the Merger and the Merger Agreement. We have assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations. In addition, we have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Jupiter or Media Metrix, nor have we been furnished with any such appraisals. The Media Metrix management team has informed us, and we have assumed, that the Merger will be recorded as a purchase under generally accepted accounting principles. Finally, our opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligation to update, revise or reaffirm this opinion.

     We have further assumed with your consent that the Merger will be consummated in accordance with the terms described in the draft dated June 25, 2000 of the Merger Agreement, without any further amendments thereto, and without waiver by Media Metrix of any of the conditions to its obligations thereunder.

     We have acted as financial advisor to Media Metrix in connection with the Merger and will receive a fee for our services including rendering this opinion, a significant portion of which is contingent upon the consummation of the Merger. In the ordinary course of our business, we actively trade the equity securities of both Media Metrix and Jupiter for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We have also acted as an underwriter in connection with offerings of securities of both Media Metrix and Jupiter and performed various investment banking services for both Media Metrix and Jupiter.

     Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the Exchange Ratio is fair to Media Metrix from a financial point of view, as of the date hereof.

     This opinion is directed to the Board of Directors of Media Metrix in its consideration of the Merger and is not a recommendation to any shareholder as to how such shareholder should vote with respect to the Merger. Further, this opinion addresses only the financial fairness of the Exchange Ratio to Media Metrix and does not address the relative merits of the Merger and any alternatives to the Merger, Media Metrix's underlying decision to proceed with or effect the Merger, or any other aspect of the Merger. This opinion may not be used or referred to by Media Metrix, or quoted or disclosed to any person in any manner, without our prior written consent, which consent is hereby given to the inclusion of this opinion in any registration statement or proxy statement. In furnishing this opinion, we do not admit that we are experts within the meaning of the term "experts" as used in the Securities Act and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of the Section 11 of the Securities Act.

                                          Very truly yours,

                                          /s/  THOMAS WEISEL PARTNERS LLC
                                          THOMAS WEISEL PARTNERS LLC

                                                                         ANNEX E

June 26, 2000

Board of Directors
Jupiter Communications, Inc.
627 Broadway
New York, NY 10012

Members of the Board:

     We understand that Jupiter Communications, Inc. ("Jupiter" or the "Company"), Media Metrix, Inc. ("Media Metrix") and Merger Sub Corp., a wholly-owned subsidiary of Media Metrix ("Merger Sub"), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated June 26, 2000 (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of Merger Sub with and into Jupiter. Pursuant to the Merger, Jupiter will become a wholly-owned subsidiary of Media Metrix, and each outstanding share of common stock, par value $0.001 per share, of Jupiter (the "Jupiter Common Stock"), other than shares held in treasury or held by Media Metrix or Jupiter or either of their affiliates, shall be converted into the right to receive .946 shares (the "Exchange Ratio") of common stock, par value $0.01 per share, of Media Metrix (the "Media Metrix Common Stock"). The terms and conditions of the Merger are more fully set forth in the Merger Agreement and certain related documents.

     You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to holders of shares of Jupiter Common Stock.

     For purposes of the opinion set forth herein, we have:

          (i) reviewed certain publicly-available financial statements and other information of the Company and Media Metrix;

          (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company and Media Metrix, prepared by the managements of the Company and Media Metrix, respectively;

          (iii) reviewed certain financial projections of the Company and Media Metrix prepared by the managements of the Company and Media Metrix, respectively;

          (iv) discussed the past and current operations and financial condition and the prospects of the Company and Media Metrix with senior executives of the Company and Media Metrix, respectively;

          (v) reviewed the pro forma impact of the Merger on Media Metrix's financial statements;

          (vi) reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger prepared by the managements of the Company and Media Metrix with senior executives of the Company and Media Metrix, respectively;

          (vii) reviewed the reported prices and trading activity for the Jupiter Common Stock and the Media Metrix Common Stock;

          (viii) compared the financial performance of the Company and Jupiter and the prices and trading activity of the Jupiter Common Stock and the Media Metrix Common Stock with that of certain other comparable publicly-traded companies and their securities;

          (ix) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

          (x) participated in discussions and negotiations among representatives of the Company and Media Metrix and their legal and financial advisors;

Jupiter Communications, Inc.
June 26, 2000
Page  2

          (xi) reviewed the Merger Agreement and certain related documents;
     (xii) considered such other factors and performed such other analysis as we have deemed appropriate.

     We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance and prospects of the Company and Media Metrix. We have relied upon the assessment by the managements of Jupiter and Media Metrix of their ability to retain key employees of Jupiter. We have also relied upon, without independent verification, the assessment by the management of Jupiter of the Company's services and products, the timing and risks associated with the integration of Jupiter with Media Metrix and the validity of, and risks associated with, the Company's existing and future services and products.

     In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, including, among other things, that the Merger will be treated as a tax-free reorganization and/or exchange, pursuant to the Internal Revenue Code of 1986. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or Media Metrix, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the Merger; nor did we negotiate with any party other than Media Metrix in connection with this transaction.

     We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services.

     It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety, if required, in any filing made by the Company in respect of the transaction with the Securities and Exchange Commission. In addition, this opinion does not in any manner address the prices at which the Media Metrix Common Stock will trade following consummation of the Merger, and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at the shareholders' meeting held in connection with the Merger.

     Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to holders of shares of Jupiter Common Stock.

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                          By:    /s/ MICHAEL J. BOUBLIK
                                            ------------------------------------
                                              Michael J. Boublik
                                              Managing Director

                                    PART II

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145(a) of the General Corporation Law of the State of Delaware ("DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

     Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

     Article Tenth of Media Metrix' Amended Certificate of Incorporation states that to the fullest extent permitted by the DGCL, no director of Media Metrix shall be personally liable to Media Metrix, any of its stockholders or any other person or entity for monetary damages for breach of fiduciary duty owed to Media Metrix, its stockholders or such other person or entity owing to such director's position as a director of Media Metrix.

     Article Ninth of Media Metrix' Amended Certificate of Incorporation contains substantially the same provisions for indemnification as those contained in Section 145 of the DGCL. Additionally, Article Ninth provides that in any judicial proceeding in which a person seeks indemnification pursuant to Article Ninth, the burden of proving that such person is not entitled to indemnification shall be on Media Metrix. Article Ninth further provides that any person who successfully establishes a right to indemnification, in whole or in part, under Article Ninth in any such proceeding shall be indemnified by Media Metrix against expenses incurred (including attorneys' fees) in establishing such right to indemnification. Finally, Article Ninth provides that in the event the DGCL is amended to expand further the indemnification permitted to the persons covered by Article Ninth, Media Metrix shall indemnify such persons to the fullest extent permitted by the DGCL, as so amended. Reference is made to the Amended Certificate of Incorporation and Bylaws incorporated by reference into this joint proxy statement/prospectus as Exhibits 3.1 and 3.2.

     Media Metrix has entered into indemnification agreements with its current directors and executive officers. Media Metrix has insured its directors and officers against losses arising from any claim against them as such for wrongful acts or omission, subject to certain limitations.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits.


EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
  2.1      Plan of Merger between Media Metrix and PC Meter L.P. dated as of March 31, 1996*
  2.2      Plan of Merger and Reorganization between Media Metrix, Inc.
           and RelevantKnowledge dated as of September 30, 1998*
  2.3      Agreement and Plan of Merger dated as of October 6, 1999, by and among Media Metrix, AdRelevance, Merger Sub and the
           stockholders of AdRelevance named therein***
  2.4      Share Purchase Agreement dated February 8, 2000 among SIFO
           Group AB, Osprey Research BV and Media Metrix, Inc.****
  2.5      Agreement and Plan of Merger, dated as of June 26, 2000,
           among Media Metrix, Inc., MMX Acquisition Corp. and Jupiter
           Communications, Inc. (included in this joint proxy
           statement/prospectus as Annex A)
  3.1      Amended and Restated Certificate of Incorporation of Media
           Metrix, Inc.*
  3.2      Certificate of Amendment to Amended and Restated Certificate
           of Incorporation*
  3.3      Form of Second Amended and Restated Certificate of
           Incorporation of Media Metrix, Inc.##
  3.4      Amended and Restated Bylaws of Media Metrix, Inc.*
  3.5      Form of Second Amended and Restated Bylaws of Media Metrix,
           Inc.##
  4.1      Registration Rights Agreement dated as of November 5, 1998, by and among Media Metrix and the Stockholders listed on
           Schedule I thereto*
  4.2      Specimen Stock Certificate*
  4.3      Registration Rights Agreement by and among Media Metrix, GfK
           AG and Ipsos S.A. made as of September 1, 1999**
  4.4      Stock Option Agreement by and between Media Metrix and GfK made as of September 1, 1999**
  4.5      Stock Option Agreement by and between Media Metrix and Ipsos made as of September 1, 1999**
  4.6      Registration Rights Agreement dated October 8, 1999 by and among Media Metrix and the security holders of Media Metrix set forth on Schedule I thereto***
  4.7      Warrant to purchase common stock held by Silicon Valley
           Bank**

EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
  4.8      Registration Rights Agreement dated March 6, 2000 between
           Osprey Research BV and Media Metrix, Inc.****
  4.9      Media Metrix, Inc. Stock Option Agreement dated March 6,
           2000 between Osprey Research BV and Media Metrix, Inc.****
  4.10     Amendment to Registration Rights Agreement dated March 6,
           2000 among GfK AG, Ipsos SA, Osprey Research BV and Media
           Metrix, Inc.****
  5.1      Opinion of Fried, Frank, Harris, Shriver & Jacobson, counsel to Media Metrix, Inc., regarding the legality of the shares being issued in the merger##
  8.1      Opinion of Fried, Frank, Harris, Shriver & Jacobson, counsel to Media Metrix, Inc., as to certain federal income tax
           consequences described in the joint proxy
           statement/prospectus##
  9.1      Voting Agreement among Jupiter Communications, Inc., The
           1995 Stacey Johnson Trust, The 1995 Scott Johnson Trust and
           The NPD Group, Inc., dated June 26, 2000 (included in this joint proxy statement/prospectus as Annex B)
  9.2      Voting Agreement among Media Metrix, Inc., Ernest
           Abrahamson, Kurt Abrahamson and Gene DeRose, dated June 26,
           2000 (included in this joint proxy statement/prospectus as
           Annex C)
 10.1      Building Lease between Eagle Insurance Company and The NPD
           Group, Inc. dated as of August 18, 1997*
 10.2      Lease Agreement between Carriage House Associates Limited
           Partnership and RelevantKnowledge, Inc. dated as of May 16,
           1997*
 10.3      Lease Agreement between 352 P.A.S. Associates and Media
           Metrix, Inc. dated as of March 1, 2000##
 10.4      Sublease between The NPD Group, Inc. and Media Metrix, Inc.
           dated as of March 2000##
 10.5      Sublease between TMP Worldwide, Inc. and Media Metrix, Inc.
           dated as of April 2000##
 10.6      Lease Agreement between Grace Brusseau, individually, and
           Grace Brusseau and Stephen Kay, co-trustees of Testamentary
           Trust of Michael J. Borelli, dba Grazia Investment Company
           and Media Metrix, Inc. dated December 17, 1999##
 10.7      Services Agreement dated as of September 30, 1998 by and
           between Media Metrix and The NPD Group, Inc.*
 10.8      License Agreement dated as of November 5, 1998 by and
           between Media Metrix and The NPD Group, Inc.*
 10.9      Form of Indemnification Agreement*
 10.10     Form of Non-Disclosure Agreement and Confidential
           Information and Invention Assignment Agreement*
 10.11     Form of Non-Disclosure Agreement and Confidential
           Information and Invention Assignment Agreement*
 10.12     Amended and Restated Management Services Agreement by and
           between Media Metrix, The NPD Group, Inc. and Tod Johnson*
 10.13     Media Metrix Stock Option Plan*
 10.14     1998 Equity Incentive Plan*
 10.15     1998 AdRelevance Stock Option Plan**
 10.16     1999 AdRelevance Stock Option Plan**
 10.17     Media Metrix, Inc. 2000 Equity Incentive Plan+
 10.18     Media Metrix, Inc. 2000 Employee Stock Purchase Plan+

EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
 10.19     Media Metrix, Inc. Amended and Restated 2000 Equity
           Incentive Plan##
 10.20     Media Metrix, Inc. Amended and Restated 2000 Employee Stock
           Purchase Plan##
 21        Subsidiaries of the Registrant##
 23.1      Consent of Ernst & Young LLP (independent auditors for Media
           Metrix, Inc.)#
 23.2      Consent of Ernst & Young LLP (independent auditors for
           AdRelevance, Inc.)#
 23.3      Consent of KPMG LLP (independent auditors for Jupiter
           Communications, Inc.)#
 23.4      Consent of KPMG LLP (independent auditors for Internet
           Research Group)#
 23.5      Consent of KPMG LLP (independent auditors for Net Market
           Makers)#
 23.6      Consent of Fried, Frank, Harris, Shriver & Jacobson
           (included in exhibit 5.1 and exhibit 8.1)##
 23.7      Consent of Brobeck, Phleger & Harrison LLP##
 24        Power of Attorney##
 27        Financial Data Schedule++
 99.1      Form of proxy for the Special Meeting of Stockholders of
           Jupiter Communications, Inc.##
 99.2      Form of proxy for the Special Meeting of Stockholders of
           Media Metrix, Inc.##
 99.3      Consent of Gene DeRose to appointment as director##
 99.4      Consent of Kurt Abrahamson to appointment as director##
 99.5      Consent of Robert Kavner to appointment as director##
 99.6      Consent of Jeffrey Ballowe to appointment as director##


---------------
   * Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-72883), filed with the SEC on February 24, 1999, as amended.

  ** Incorporated by reference to the Company's Registration Statement on Form
     S-1 (File No. 333-88751), filed with the SEC on October 8, 1999, as amended.

 *** Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on October 20, 1999.

**** Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on March 20, 2000.

   + Incorporated by reference to the Company's Registration Statement on Form
     S-8 (File No. 333-39292), filed with the SEC on June 14, 2000.

 ++ Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 8, 2000.

   # Filed herewith.

  ## Previously filed.

ITEM 22.  UNDERTAKINGS.

     (A) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement, or the most recent post-effective amendment thereof, which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered, if the total dollar value of securities offered would not exceed that which was registered, and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

        provided, however, that the undertakings set forth in paragraphs (1)(i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or
        Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (B) The undersigned Registrant hereby undertakes, that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (C) The undersigned Registrant hereby undertakes:

          (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (D) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the

Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (E) The undersigned Registrant hereby undertakes:

          (1) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (2) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 15, 2000.


                                          MEDIA METRIX, INC.

                                          By: /s/      TOD JOHNSON
                                            ------------------------------------
                                              Tod Johnson
                                              Chairman and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment has been signed by the following persons in the capacities indicated on August 15, 2000.


                     SIGNATURE                                             TITLE
                     ---------                                             -----
                By: /s/ TOD JOHNSON                  Chairman and Chief Executive Officer (principal
  ----------------------------------------------       executive officer) and Director
                    Tod Johnson

                       By: *                         Chief Financial Officer and Treasurer (principal
  ----------------------------------------------       financial and accounting officer)
                  Thomas A. Lynch

                       By: *                         Director
  ----------------------------------------------
                 Michael C. Brooks

                       By: *                         Director
  ----------------------------------------------
                 William W. Helman

                       By: *                         Director
  ----------------------------------------------
                     Stig Kry

                       By: *                         Director
  ----------------------------------------------
                  James Mortensen

                       By: *                         Director
  ----------------------------------------------
                   Randy Pausch

               *By: /s/ TOD JOHNSON
   ---------------------------------------------
                    Tod Johnson
                As Attorney-In-Fact

                                 EXHIBIT INDEX

EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
  2.1      Plan of Merger between Media Metrix and PC Meter L.P. dated as of March 31, 1996*
  2.2      Plan of Merger and Reorganization between Media Metrix, Inc.
           and RelevantKnowledge dated as of September 30, 1998*
  2.3      Agreement and Plan of Merger dated as of October 6, 1999, by and among Media Metrix, AdRelevance, Merger Sub and the
           stockholders of AdRelevance named therein***
  2.4      Share Purchase Agreement dated February 8, 2000 among SIFO
           Group AB, Osprey Research BV and Media Metrix, Inc.****
  2.5      Agreement and Plan of Merger, dated as of June 26, 2000,
           among Media Metrix, Inc., MMX Acquisition Corp. and Jupiter
           Communications, Inc. (included in this joint proxy
           statement/prospectus as Annex A)
  3.1      Amended and Restated Certificate of Incorporation of Media
           Metrix, Inc.*
  3.2      Certificate of Amendment to Amended and Restated Certificate
           of Incorporation*
  3.3      Form of Second Amended and Restated Certificate of
           Incorporation of Media Metrix, Inc.##
  3.4      Amended and Restated Bylaws of Media Metrix, Inc.*
  3.5      Form of Second Amended and Restated Bylaws of Media Metrix,
           Inc.##
  4.1      Registration Rights Agreement dated as of November 5, 1998, by and among Media Metrix and the Stockholders listed on
           Schedule I thereto*
  4.2      Specimen Stock Certificate*
  4.3      Registration Rights Agreement by and among Media Metrix, GfK
           AG and Ipsos S.A. made as of September 1, 1999**
  4.4      Stock Option Agreement by and between Media Metrix and GfK made as of September 1, 1999**
  4.5      Stock Option Agreement by and between Media Metrix and Ipsos made as of September 1, 1999**
  4.6      Registration Rights Agreement dated October 8, 1999 by and among Media Metrix and the security holders of Media Metrix set forth on Schedule I thereto***
  4.7      Warrant to purchase common stock held by Silicon Valley
           Bank**
  4.8      Registration Rights Agreement dated March 6, 2000 between
           Osprey Research BV and Media Metrix, Inc.****
  4.9      Media Metrix, Inc. Stock Option Agreement dated March 6,
           2000 between Osprey Research BV and Media Metrix, Inc.****
  4.10     Amendment to Registration Rights Agreement dated March 6,
           2000 among GfK AG, Ipsos SA, Osprey Research BV and Media
           Metrix, Inc.****
  5.1      Opinion of Fried, Frank, Harris, Shriver & Jacobson, counsel to Media Metrix, Inc., regarding the legality of the shares being issued in the merger##
  8.1      Opinion of Fried, Frank, Harris, Shriver & Jacobson, counsel to Media Metrix, Inc., as to certain federal income tax
           consequences described in the joint proxy
           statement/prospectus##
  9.1      Voting Agreement among Jupiter Communications, Inc., The
           1995 Stacey Johnson Trust, The 1995 Scott Johnson Trust and
           The NPD Group, Inc., dated June 26, 2000 (included in this joint proxy statement/prospectus as Annex B)
  9.2      Voting Agreement among Media Metrix, Inc., Ernest
           Abrahamson, Kurt Abrahamson and Gene DeRose, dated June 26,
           2000 (included in this joint proxy statement/prospectus as
           Annex C)

EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
 10.1      Building Lease between Eagle Insurance Company and The NPD
           Group, Inc. dated as of August 18, 1997*
 10.2      Lease Agreement between Carriage House Associates Limited
           Partnership and RelevantKnowledge, Inc. dated as of May 16,
           1997*
 10.3      Lease Agreement between 352 P.A.S. Associates and Media
           Metrix, Inc. dated as of March 1, 2000##
 10.4      Sublease between The NPD Group, Inc. and Media Metrix, Inc.
           dated as of March 2000##
 10.5      Sublease between TMP Worldwide, Inc. and Media Metrix, Inc.
           dated as of April 2000##
 10.6      Lease Agreement between Grace Brusseau, individually, and
           Grace Brusseau and Stephen Kay, co-trustees of Testamentary
           Trust of Michael J. Borelli, dba Grazia Investment Company
           and Media Metrix, Inc. dated December 17, 1999##
 10.7      Services Agreement dated as of September 30, 1998 by and
           between Media Metrix and The NPD Group, Inc.*
 10.8      License Agreement dated as of November 5, 1998 by and
           between Media Metrix and The NPD Group, Inc.*
 10.9      Form of Indemnification Agreement*
 10.10     Form of Non-Disclosure Agreement and Confidential
           Information and Invention Assignment Agreement*
 10.11     Form of Non-Disclosure Agreement and Confidential
           Information and Invention Assignment Agreement*
 10.12     Amended and Restated Management Services Agreement by and
           between Media Metrix, The NPD Group, Inc. and Tod Johnson*
 10.13     Media Metrix Stock Option Plan*
 10.14     1998 Equity Incentive Plan*
 10.15     1998 AdRelevance Stock Option Plan**
 10.16     1999 AdRelevance Stock Option Plan**
 10.17     Media Metrix, Inc. 2000 Equity Incentive Plan+
 10.18     Media Metrix, Inc. 2000 Employee Stock Purchase Plan+
 10.19     Media Metrix, Inc. Amended and Restated 2000 Equity
           Incentive Plan##
 10.20     Media Metrix, Inc. Amended and Restated 2000 Employee Stock
           Purchase Plan##
 21        Subsidiaries of the Registrant##
 23.1      Consent of Ernst & Young LLP (independent auditors for Media
           Metrix, Inc.)#
 23.2      Consent of Ernst & Young LLP (independent auditors for
           AdRelevance, Inc.)#
 23.3      Consent of KPMG LLP (independent auditors for Jupiter
           Communications, Inc.)#
 23.4      Consent of KPMG LLP (independent auditors for Internet
           Research Group)#
 23.5      Consent of KPMG LLP (independent auditors for Net Market
           Makers)#
 23.6      Consent of Fried, Frank, Harris, Shriver & Jacobson
           (included in exhibit 5.1 and exhibit 8.1)##
 23.7      Consent of Brobeck, Phleger & Harrison LLP##
 24        Power of Attorney##
 27        Financial Data Schedule++
 99.1      Form of proxy for the Special Meeting of Stockholders of
           Jupiter Communications, Inc.##
 99.2      Form of proxy for the Special Meeting of Stockholders of
           Media Metrix, Inc.##

EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
 99.3      Consent of Gene DeRose to appointment as director##
 99.4      Consent of Kurt Abrahamson to appointment as director##
 99.5      Consent of Robert Kavner to appointment as director##
 99.6      Consent of Jeffrey Ballowe to appointment as director##

---------------
   * Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-72883), filed with the SEC on February 24, 1999, as amended.

  ** Incorporated by reference to the Company's Registration Statement on Form
     S-1 (File No. 333-88751), filed with the SEC on October 8, 1999, as amended.

 *** Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on October 20, 1999.

**** Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on March 20, 2000.

   + Incorporated by reference to the Company's Registration Statement on Form
     S-8 (File No. 333-39292), filed with the SEC on June 14, 2000.

 ++ Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 8, 2000.

   # Filed herewith.

  ## Previously filed.